65394

СЕВЕРО-ЗАПАДНЫЙ
ТЕЛЕКОМ

191186, Санкт-Петербург, ул.Гороховая, д.14/26
тел.: +7 (812) 595 4556, факс: +7 (812) 710 627[illegible]
e-mail: office@nwtelecom.ru http: www.nwtelecom.ru

RECEIVED
2006 JUN 21 A 11: 46
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

06014541

N 01-19/1475

June 14, 2006

BY HAND

U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549
Mail Stop: Room 3628

SUPPL

Re: Disclosure materials provided by OJSC North-West Telecom (File No. 82-5197) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

OJSC North-West Telecom (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraphs (b)(1)(iii).

Annex A, attached hereto, contains a list of documents and communications described in (A), (B) and (C) of subparagraph (b)(1)(i) of the Rule that the Company has made public, distributed or filed between *May 01, 2006 and May 31, 2006.* Annex B, attached hereto, contains a complete set of English language translations, summaries or brief descriptions of these documents and communications.

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact by calling collect at +7 (812) 719-9231 with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date stamping the enclosed duplicate of this letter and returning it to us in the enclosed, self-addressed envelope.

PROCESSED
JUN 22 2006
THOMSON
FINANCIAL

Very truly yours,

Э. Тмо...

Ella I. Tomilina
Deputy General Director
Corporate Affairs officer

dlw 6/21

Enclosures

ANNEX A

List of the Documents and Communications That the Company Has Made Public, Distributed or Filed between May 1, 2006 and May 31, 2006

1. Auditor's Report of OJSC North-West Telecom on Accounts and Reports for the year 2005;
2. Quarterly report of OJSC North-West Telecom for the 1th quarter of 2006;
3. Notification On The Data That May Have A Significant Influence On The Value Of The Securities Of A Joint Stock Company "Including Issuer's securities in the list of the securities permitted for trading by the organizer of trade in the securities market and taking issuer's securities off the said list" dated May 10, 2006;
4. Notification On The Data That May Have A Significant Influence On The Value Of The Joint Stock Company's Securities "Decisions Taken By The Board Of Directors (Supervisory Board)" dated May 19, 2006;
5. PRESS-RELEASE/North-West Telecom Has Summarized its Performance for the 1st Quarter of 2006 dated May 3, 2006;
6. PRESS-RELEASE/Shares of JSC North-West Telecom Have Been Included in the Quoting List A of the First Level of the Moscow Interbank Currency exchange (SE MICEX) dated May 11, 2006;
7. PRESS-RELEASE/The Board of Directors of JSC North-West Telecom Has Established the Dividend Amount for 2005 dated May 22, 2006;
8. Information Message/JSC North-West Telecom wins the "Stock Market Elite 2005" award dated May 30, 2006;
9. Notification Of Holding The Annual General Meeting Of The Shareholders Of JSC North-West Telecom published May 25, 2006.

NOTIFICATION OF HOLDING THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS

OPEN JOINT-STOCK COMPANY NORTH-WEST TELECOM

14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186

Dear Shareholder,

Hereby OJSC North-West Telecom would like to advise you of holding on 30th June 2006 at 1 p.m. Moscow time at the following address: 14, Sinopskaya nab., St. Petersburg, the annual general meeting of the shareholders in the form of a meeting (joint attendance) of shareholders (hereinafter referred to as the Meeting).

Registration of the shareholders will be held on 30th June 2006 starting from 11:00 Moscow time in the venue of the Meeting.

Agenda of the Meeting:

1. Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2005).
2. Determining the amount of the dividend for 2005, the method and timing of dividend payment for shares of each category (type).
3. Electing the Members of the Company's Board of Directors.
4. Electing the Members of the Company's Auditing Committee.
5. Approving the Company's Auditor for the year 2006.
6. Approving the Company's Articles of Association in a new version taking into account the adopted amendments and additions.
7. Introducing amendments and additions into the Company's Provisions on the General Meeting of the Shareholders".
8. Approving the Provisions on the Board of Directors of the Company, in new version
9. Approving the Provisions on the Auditing Committee of the Company in a new version.
10. Determining the amount of remuneration for Members of the Board of Directors of the Company.

The list of the parties entitled to participation in the Meeting has been made up according to the data of the register of the Company's registered securities holders as of **15 May 2006**.

The right of vote on all the issues of the MEETING's agenda belongs to the holders of common shares only.

Shareholders may get familiarized with the materials for the Meeting starting from 9th June 2006 till 29th June 2006 from 10 a.m. till 4 p.m., with a break from 12 till 1 p.m. at the following addresses:

- OJSC North-West Telecom: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya), Shareholders Department, and at the Branches of the Company at the addresses:

- *45, Troitsky pr., office 208, Arkhangelsk,(OJSC "NWT", Arkhangelsk branch)*
- *2, ul. Lyudogoshcha, office334a, Veliky Novgorod (OJSC "NWT", Novgorod branch)*
- *4, Sovetsky pr., office 106, Vologda,(OJSC "NWT", Vologda branch)*
- *24, ul. Bolnichnaya, Kaliningrad, office 13 (OJSC "NWT", Kaliningrad branch)*
- *17, ul. Oktyabrkaya, Murmansk (OJSC "NWT", Murmansk branch)*
- *5, ul. Dzerzhinskogo, Petrozavodsk (OJSC "NWT", Karelia branch)*
- *17, ul. Nekrasova, Pskov, office 211 (OJSC "NWT", Pskov branch)*
- *60, ul. Lenina, kab. 104, Syktyvkar (OJSC "NWT", Komi branch)*
- *29, ul. Kommunistov, office 9, Cherepovets,(OJSC "NWT", Vologda branch, Western UES)*

Otherwise, the said information (materials) to the Meeting can be found on the Company's Website: **www.nwtelecom.ru**. On the 30th of June 2006 the materials to the Meeting will be also provided to the shareholders for familiarization in the place of holding the Meeting when it is held.

A shareholder (a representative of a shareholder) **is entitled to be present at the Meeting** personally and to vote on the issues of the agenda of the Meeting **or to send filled out ballots by mail to**:

1) **14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, OJSC North-West Telecom.**
2) **15A, ul. Kalanchevskaya, POB 162, Moscow, 107078, OJSC "United Registration Company"**

The deadline for acceptance of voting ballots in case of sending them by mail is the 27th of June 2006. Ballots sent by mail are taken into account when determining the quorum and summing up the voting results, provided they have been received at the stated address of ballots acceptance not later than the indicated date of the deadline for acceptance of ballots. A ballot is considered as valid, only provided only one of possible options for each voting is left in it. A ballot must be signed by the shareholder, an unfilled ballot is considered as invalid.

A shareholder arriving for registration and participation in the Meeting must have the voting ballots earlier received by mail, as well as the following documents:

1. For individual shareholders: passport; for a representative of a shareholder – passport and a power of attorney prepared in accordance with the requirements of clause 4 of article 185 of the Civil Code of RF or certified by the notary.
2. For a representative of a legal entity shareholder: passport and a power of attorney prepared in accordance with the requirements of clause 5 of article 185 of the RF Civil Code or certified by the notary. If the highest official of an organization participates in the Meeting, a document confirming the appointment of the official to his/her position must be produced instead of a power of attorney.

Ballots signed on the basis of powers of attorney by representatives of the parties entitled to participation in the voting at the Meeting must be accompanied by powers of attorney or copies thereof. If a power of attorney has been issued on the substitution basis, then, apart from such power of attorney or a copy thereof, the power of attorney, on the basis of which it was issued, or a copy thereof, must be produced, too. Powers of attorney must be prepared in compliance with the requirements of the RF Civil Code or must be certified by a notary, and their copies must be certified by a notary. Should the said requirements fail to be observed, the voting ballots signed by representatives acting on the basis of powers of attorney are not taken into account.

Telephone for information: (812) 312 52 89, Shareholders Department

Corporate Secretary, OJSC "NWT"

Last modifed: 2006-05-03 11:58

3 May 2006 year. list :: 5.2006

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Balance sheets

2006 - 1 quarter

PRESS-RELEASE/North-West Telecom Has Summarized its Performance for the 1st Quarter of 2006

JSC North-West Telecom has summarized its performance for the 1st quarter of 2006 according to the Russian accounting standards. According to the results of the financial and economic activities, the revenue from sales amounted to RUR 4,800,948 thousand, including RUR 4,441,588 thousand from communication services. As compared to the same period of the last year, the revenue from sales decreased by 2.2%, including the decrease of 6.8% from communication services.

At the same time income from new services (VAS) increased by 52.1% as compared to the 1st quarter of 2005 and amounted to RUR 361,475 thousand.

Expenses of OJSC North-West Telecom decreased by 12.1% as compared to the same period of the last year and amounted to RUR 3,265,011 thousand. The prime cost of sold services was RUR 3,098,230 thousand, which is 15.2% less than for the 1st quarter of 2005.

The reduction of JSC NWT's proceeds is accounted for by the liberalization of the market of telecommunications and the new rules of interaction between operators (Since 01.01.2006 JSC NWT has been an agent of long-distance operators and showed up only revenue from origination traffic and agency fee).

The EBITDA for the 1st quarter of 2006 amounted to RUR 1,700,602 thousand, having exceeded the index for the 1st quarter of 2005 by 12.9%. The EBITDA margin according to the results of the 1st quarter of 2006 amounted to 35.4%.

Net profit of JSC North-West Telecom amounted to RUR 670,131 thousand, which is 5,1% more than for the same period of the previous year. The increase in net profit shows up the strength of Company's market position and the efficiency of control over Company's cost.

The Accounting Balance Sheet and the Profit and Loss Report of OJSC North-West Telecom for the 1st quarter of 2006 are published on the corporate site of OJSC NWT in the "Economics and Finance" section.

The audited reports for 2005 according to the Russian accounting standards are published on the corporate site of OJSC NWT in the "Economics and Finance" section.

PRESS-RELEASE/Shares of JSC North-West Telecom Have Been Included in the Quoting List A of the First Level of the Moscow Interbank Currency exchange (SE MICEX)

Common registered non-documentary shares of JSC North-West Telecom (state registration No. 01-02-00119-A of 09.09.2003) have been included in the Quoting List of A1 level of CJSC Moscow Interbank Currency Exchange (SE MICEX) on the basis of JSC NWT's application in compliance with the rules of listing and admission for floatation and circulation of securities in the Closed Joint-Stock Company MICEX Stock Exchange.

The decision was taken by the Board of Directors of CJSC SE MICEX on 14th April 2006 (Minutes of the Meeting No. 23).

Until now, starting from 7th December 2004 the operating issues of shares and bonds of JSC NWT were included in the A2 level Quoting List after undergoing the procedure of listing at MICEX Stock Exchange.

The fact that shares of JSC NWT have been included in the upper level of the quoting list is an indicator of reliability, information transparency and financial stability of the Company.

At the moment shares of OJSC NWT are traded in the following venues: NP RTS, RTS Stock Exchange and MICEX Stock Exchange.

JSC NWT's common shares in the form of ADR-1 are traded at the Berlin and Frankfurt stock exchanges and in the over the counter market of the USA

PRESS-RELEASE/The Board of Directors of JSC North-West Telecom Has Established the Dividend Amount for 2005

On 19th May 2005 the Board of Directors of OJSC North-West Telecom established the recommended amount of the dividend based on the results of the company's operation for 2005 and approved the agenda of the annual general meeting of the shareholders that will be held on 30th June 2006.

The Board of Directors of OJSC NWT has taken a decision to recommend to the general meeting of the shareholders to take decisions on paying the dividend for 2005 to the following amounts:

- per preferred shares - RUR 0.652 per share, (growth +39%),
- per common shares - RUR 0.265 per share (growth +7%)

The dividend will be paid in the monetary form from 15th August till 15th December 2006.

The total amount planned for dividend payment for 2004 will amount to RUR 397 mln., or 22% of the net profit of the company (RUR 336 mln. in 2005, or 24% of the net profit).

The list of those entitled to participate in the meeting has been made up according to the register of JSC North-West Telecom's shareholders as of 15th May 2006.

The Board of Directors of OJSC NWT has approved the following agenda of the annual general meeting of the shareholders:

- Approving the annual report, annual accounts and reports, including the profit and loss report of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2005);
- Determining the amount of the dividend for 2005, the method and timing of dividend payment for common and preferred shares of each type;
- Electing the members of the Company's Board of Directors;
- Electing the members of the Company's Auditing Committee;
- Approving the Company's Auditor for the year 2006;
- Approving the Articles of Association of the Company in a new version;
- Making amendments and additions to the Provisions on the General Meeting of the Shareholders of the Company;
- Approving the Provisions on the Board of Directors of the Company in a new version;
- Approving the Provisions on the Company's Auditing Committee in a new version;
- Determining the amount of remuneration for members of the Board of Directors of the Company.

The Board of Directors has established that only holders of Company's common shares shall have the right of vote in respect of all issues of the agenda of the shareholders' meeting.

The Board of Directors has also considered other issues related to the preparation for holding the annual general meeting of the shareholders. Starting from 9th June 2006 all materials for the annual meeting of the shareholders will be published on the corporate site of the Company in the Investors' and Shareholders' section http://www.nwtelecom.ru/pubsas/test--8270B61EF29748CF84433016313B1E0E/index.html

Last modifed: 2006-06-01 17:59

30 May 2006 year. list :: 5.2006 Search

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Information Message/JSC North-West Telecom wins the "Stock Market Elite 2005" award

The winners of the National competition "Stock Market Elite 2005" were announced on 25 May 2006 during the official ceremony. It was already the 6th ceremony, during which NAUFOR (The National Association of Stock Market Participants), the competition promoter, awarded honorary prizes to the companies who had implemented the most interesting projects and showed outstanding professional performance at the stock market.

This year the National jury selected winners in 20 nominations.

This year among the participants of the Awards Ceremony were Oleg Vyugin, the head of the Federal Financial Markets Service, and Sergey Vasiliev, the Chairman of NAUFOR Board, the Chair of the Financial Markets and Currency Committee of the Federation Council of the RF.

JSC "North-West Telecom" has been awarded the title of the winner in the "Best Issuer" nomination. It is noteworthy, that this nomination included 7 companies: along with OJSC NWT other winners were the largest Russian issuers such as JSC "Lukoil", JSC "Gazprom" and RAO UES. The prestigious title of the winner has been confirmed by the recognition of the professional community.

Other winners of the "Stock Market Elite 2005" competition also included partners of the JSC "North-West Telecom": CitFinance Investment Bank, the lead manager of the third debenture issues of the JSC "North-West Telecom" was awarded competition prize in "Bond Market Company" nomination, Energocapital Investment group, who acts as a market maker for JSC "NWT" was named in the "Equity Market Company" nomination.

Vladimir Akulich, the CEO of the JSC North-West Telecom, said: "The "Stock Market Elite 2005" award is a recognition of success of JSC North West Telecom at the stock market. This high appraisal should become a benchmark for our future work with investment community".

The National Competition "Stock Market Elite" is organized by the NAUFOR since 2000 in order to develop the Russian security market, to attract public attention to Russian Stock Market and to encourage the stock market participants to further improve their professional performance.

NOTIFICATION ON THE DATA THAT MAY HAVE A SIGNIFICANT INFLUENCE ON THE VALUE OF THE JOINT STOCK COMPANY'S SECURITIES
"DECISIONS TAKEN BY THE BOARD OF DIRECTORS (SUPERVISORY BOARD)"

1. General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC NWT*
1.3. Place of Issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

2. Contents of the notification

2.1. Date of holding the meeting of the Issuer's Board of Directors (Supervisory Board): *19.05.2006*
2.2. Date of making up and No. of the minutes of the meeting of the Issuer's Board of Directors (Supervisory Board): *19.05.2006, Minutes No.19-01/14(06)*
2.3. Date of signing the minutes of the meeting of the Board of Directors (Supervisory Board): *19.05.2006*
2.4. Contents of the decision taken by the Issuer's Board of Directors (Supervisory Board):

1.1. The Report of Auditor and Auditing Committee of the Company on the results of the audit of the Company's Annual Accounts and Reports for the year 2005 shall be taken into consideration.

1.2. It shall be recommended to the annual general meeting of the shareholders to approve the annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2005). It shall be recommended to the general meeting of the shareholders to take a decision on dividend payment for the year 2005:

- *for type A preferred shares to the amount of 0.652 roubles per share in the monetary form starting from 15th August 2006 till 15th December 2006*
- *for common shares in the amount of 0.265 roubles per share in the monetary form starting from 15th August 2006 till 15th December 2006.*

Voting results: The decision has been taken unanimously

2.1. The following issues shall be included in the agenda of the annual general meeting of the shareholders for the year 2006 (hereinafter referred to as the MEETING):

1. *Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2005).*
2. *Determining the amount of the dividend for 2005, the method and timing of dividend payment for shares of each category (type).*
3. *Electing the Members of the Company's Board of Directors.*
4. *Electing the Members of the Company's Auditing Committee.*
5. *Approving the Company's Auditor for the year 2006.*
6. *Approving the Company's Articles of Association in a new version.*
7. *Introducing amendments and additions into the Company's Provisions on the General Meeting of the Shareholders.*
8. *Approving the Provisions on the Board of Directors of the Company, in a new version*
9. *Approving the Provisions on the Auditing Committee of the Company in a new version.*

10. Determining the amount of remuneration for Members of the Board of Directors of the Company.
It shall be established that only the holders of Company's common shares have the right of vote in respect of all issues of the agenda of the MEETING.

2.2. The following list of information (materials) to be provided to shareholders during the preparation for the MEETING shall be approved:

On the issue of the agenda "Approving the annual report, annual accounts and reports, including the profit and loss report (profit and loss account) of the Company, as well as profit distribution, including that for payment of dividend, and Company's losses based on the results of the fiscal year under report (2005)":

- *Annual Report of the Company for the year 2005*
- *Annual Accounts and Reports of the Company for the year 2005*
- *Auditor's Report on the results of the audit of the Annual Accounts and Reports of the Company for the year 2005*
- *Report of the Auditing Committee of the Company based on the results of checking the financial and economic operation of the Company, the annual accounts and reports of the Company and on reliability of the data presented in the annual report of the Company and the annual accounts and reports of the Company for the year 2005*
- *Excerpt from the Minutes of the meeting of the Committee for Audit of the Company's Board of Directors with the evaluation of the Report of the Company's Auditor and Auditing Committee.*
- *Recommendations of the Board of Directors of the Company on distribution of profit, including that for payment of dividend, and losses of the Company according to the results of the fiscal year 2005*

On the issue of the agenda "Determining the amount of the dividend for the year 2005, the method and timing of dividend payment for shares of each category (type)":

- *Recommendations of the Board of Directors of the Company on the amount of dividend under the Company's shares, on the method and timing of dividend payment according to the results of the fiscal year 2005*

On the issue of the agenda "Electing the Members of the Company's Board of Directors":

- *Data on the candidates to the Company's Board of Directors, including data on availability/absence of written consent of the proposed candidates to election to the said body.*

On the issue of the agenda "Electing the Members of the Company's Auditing Committee":

- *Data on the candidates to the Company's Auditing Committee, including data on availability/absence of written consent of the proposed candidates to election to the said body.*

On the issue of the agenda "Approving the Company's Auditor for the year 2006":

- *Data on the Candidate for the Position of the Company's Auditor*

On the issue of the agenda "Approving the Company's Articles of Association in a new version":

- *Draft Articles of Association of the Company, in a new version*

On the issue of the agenda "Introducing amendments and additions into the Company's Provisions on the General Meeting of the Shareholders":

- *Draft amendments and additions proposed for introduction into the Company's Provisions on the General Meeting of the Shareholders*

On the issue of the agenda "Approving the Provisions on the Company's Board of Directors, in a new version":

- *Draft Provisions on the Company's Board of Directors, in a new version*

On the issue of the agenda "Approving the Provisions on the Company's Auditing Committee, in a new version":

- *Draft Provisions on the Company's Auditing Committee, in a new version*

Other materials:

- *Notification of the MEETING*
- *Draft decisions on the issues of the agenda of the MEETING*
- *Decisions of the Board of Directors on the preparation for the MEETING*

Shareholders of the Company shall be enabled to get familiarized with the information (materials) for the MEETING starting from 09th June 2006 till 29th June 2006 from 10 a.m. till 4 p.m., with a break from 12 till 1 p.m. at the following addresses:
OJSC North-West Telecom: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya), Saint Petersburg, Shareholders Department, and at the Branches of the Company at the addresses:

- *45, Troitsky pr., office 208, Arkhangelsk,(OJSC "NWT", Arkhangelsk branch)*
- *2, ul. Lyudogoshcha, office334a, Veliky Novgorod (OJSC "NWT", Novgorod branch)*
- *4, Sovetsky pr., office 106, Vologda,(OJSC "NWT", Vologda branch)*
- *24, ul. Bolnichnaya, Kaliningrad, office 13 (OJSC "NWT", Kaliningrad branch)*
- *17, ul. Oktyabrkaya, Murmansk (OJSC "NWT", Murmansk branch)*
- *5, ul. Dzerzhinskogo, Petrozavodsk (OJSC "NWT", Karelia branch)*
- *17, ul. Nekrasova, Pskov, office 211 (OJSC "NWT", Pskov branch)*
- *60, ul. Lenina, kab. 104, Syktyvkar (OJSC "NWT", Komi branch)*
- *29, ul. Kommunistov, office 9, Cherepovets,(OJSC "NWT", Vologda branch, Western Telecomminication Department)*

and on 30th June 2004 in the venue of the MEETING during the MEETING.

Information (materials) for the MEETING shall be published on the Company's Web-site at the address: www.nwtelecom.ru not later than 09th June 2006.

2.3. *The following additional mailing address, to which filled in voting ballots may be sent shall be approved: ul. Kalanchevskaya, POB 162, Moscow, 107078, OJSC "United Registration Company"*

2.4. The form and text of ballots Nos. 1 - 5 for voting on the issues of the agenda of the MEETING shall be approved.

Voting results: The decision has been taken unanimously

3. Signature

3.1. General Manager ¬ ____________________ V.A. Akulich

3.2. Date 19th May 2006 Official seal

NOTIFICATION ON THE DATA
THAT MAY HAVE A SIGNIFICANT INFLUENCE
ON THE VALUE OF THE SECURITIES OF A JOINT STOCK COMPANY
"INCLUDING ISSUER'S SECURITIES IN THE LIST OF THE SECURITIES PERMITTED FOR TRADING BY THE ORGANIZER OF TRADE IN THE SECURITIES MARKET AND TAKING ISSUER'S SECURITIES OFF THE SAID LIST"

1.General	
1.1. Full official name of the Issuer company:	*Open Joint-Stock Company North-West Telecom*
1.2. Abbreviated official name of the Issuer company:	*OJSC NWT*
1.3. Place of the Issuer's business:	*14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, Russia*
1.4. Issuer's BSRN (Basic State Registration No.)	*1027809169849*
1.5. Issuer's TIN (Taxpayer's Identification No.)	*7808020593*
1.6. Unique Issuer's code assigned by the registering authority:	*00119-A*
1.7. Address of the Internet page used by the Issuer to disclose information:	*http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html*
1.8. Name of the periodical (periodicals) used by the Issuer to publish information:	*Izvestiya – St.Petersburg newspaper*

2. Contents of the notification
2.1. Organizer of trade: *Closed Joint Stock Company Moscow Interbank Stock Exchange (MMVB Stock Exchange)* 2.2. Type, category, series and other identification characteristics of registered securities: *common registered non-documentary shares;* *State registration No.1-02-00119-A of 09.09.2003;* *the authority that has effected the state registration of the issue - Federal Commission for the Securities Market of Russia* 2.3. Name of the quoting list, in which the securities of the joint-stock company are included: "A" Quoting List, 1st level 2.4. If the joint stock company's securities are admitted, in the course of their floatation, for trading held by the organizer of trade in the securities market – number of the joint stock company's floated securities: *not applicable* 2.5. Date of the trade organizer's notification receiving: *06.05.2006*

3. Signature	
3.1. General Manager ____________________	V.A. Akulich
3.2. Date 10th May 2006	Official seal

OJSC North-West Telecom

Auditor's Report
on Accounts and Reports for the year
2005

April 2006

CONTENTS **Page**

AUDITOR'S OPINION
ON ACCOUNTS AND REPORTS OF OJSC NORTH-WEST TELECOM
PREPARED Y AN INDEPENDENT AUDITING COMPANY

To shareholders of OJSC North-West Telecom

DATA ON THE AUDITOR

Name: LLC Ernst & Young

Location: 77, Sadovnicheskaya nab., building 1, Moscow, Russia, 115035

Certificate of making an entry in the Single State Register of Legal Entities on a legal entity registered before 1st July 2002, date of making the entry: 05th December 2002, series 77 No. 007367150, registered by the State Institution Moscow Registration Chamber on 20th June 2002, No. 108.877, under the basic state registration number 1027739707203.

License for auditing No. E002138 approved by the Order of the Ministry of Finance of RF of 30th September 2002, No. 223, issued for the period of five years.

Membership in the accredited professional auditor association – Ernst & Young Limited Liability Company is a member of the Non-Profit Partnership -"Institute of Professional Accountants and Auditors of Russia".

DATA ON THE AUDITED PARTY

Name: OJSC North-West Telecom

Location: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186

State Registration: registered on 06th May 1993 by the Registration Chamber of the St. Petersburg Administration, registration No. 1027809169849.

We have carried out an audit of the enclosed accounts and reports of OJSC North-West Telecom for the period from January 1, 2005 till December 31, 2005 inclusive, which consist of the Accounting Balance Sheet, Profit and Losses Report, Capital Changes Report, Cash Flow Report, Appendix to the Balance Sheet and the Explanatory Note (clauses 3, 5, 7.1-7.11, 7.13-15). The responsibility for accounting, for preparing and submitting the accounts and reports rests with the management of OJSC North-West Telecom. Our duty consists in expressing our opinion on reliability of these accounts and reports in all essential aspects and on compliance of the accounting procedure in respect of preparing the accounts and reports, with the legislation of the Russian Federation on the basis of the audit. Audit of Accounts and Reports of OJSC North-West Telecom for the year 2004 was carried out by Ernst & Young Vneshaudit CJSC, which issued the undoubtedly positive conclusion dated April 15, 2005.

We have carried out the audit in compliance with the Federal Law "On Auditing", the Federal Regulations (Standards) of auditing, the Regulations (Standards) of Auditing approved by the Commission for Auditing at the President of the Russian Federation, and the International Auditing Standards.

The audit was planned and carried out so as to obtain a reasonable confidence that the Accounts and Reports did not contain any serious deviations. The audit was carried out on a selective basis and included a study, on the basis of testing, of the evidence proving the numerical indices and disclosure of information on the financial and economic operations in these Accounts and Reports, evaluation of observing the accounting principles and standards, applicable for preparation of these Accounts and Reports, and consideration of significant assessment values obtained by the management of the audited entity, as well as evaluation of the general presentation of the Accounts and Reports. We believe that the audit that has been carried out provides sufficient grounds to express our opinion on reliability of the Accounts and Reports in all essential aspects and on compliance of the accounting procedure, in respect of preparation of Accounts and Reports, with the legislation of the Russian Federation.

In our opinion, in 2005 the accounting procedure in respect of preparing Accounts and Reports of OJSC North-West Telecom in all essential aspects met the requirements of the Federal Law No. 129-FZ"On Accounting" dated November 21, 1996, and the above Accounts and Reports, prepared in compliance with the same Law reliably show in all essential aspects the financial standing of OJSC North-West Telecom as of December 31, 2005 and the results of its financial and economic operation for the period from January 1 till December 31, 2005 inclusive in accordance with the legislation of the Russian Federation in respect of preparing Accounts and Reports.

The enclosed Accounts and Reports do not set a goal of presenting the financial standing or results of the operation according to the accounting principles or methods generally accepted in countries and other administrative or territorial formations besides Russia. Respectively, the enclosed Accounts and Reports are not intended for persons who do not know the principles, procedures or methods of accounting, applicable in the Russian Federation.

April 28, 2006

Ralf Wagener
Partner

Andrey Sadun
Audit manager
Qualification Certificate (general audit) No.K003581 issued on May 7, 2003 for an unlimited period

QUARTERLY REPORT

Issuer's code 00119-A

for: the 1st quarter of 2006

Open Joint-Stock Company North-West Telecom

Place of the Issuer's business: 14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia

The information contained in this quarterly report may be disclosed in compliance with the legislation of the Russian Federation on securities.

General Manager ______________ (signature) V.A. Akulich

May ______, 2006

Chief accountant ______________ (signature) M.M. Semchenko

May ______, 2006

Official seal

Contact person: *Alexey Nikolayevich Gavrilov*
Deputy Manager of the securities and capital markets department
Tel: *(812) 719-9235* Fax: *(812) 325-83-23*
E-mail: *A.Gavrilov@nwtelecom.ru*
Address of the Internet page disclosing the information contained in this quarterly report:
http://www.nwtelecom.ru/pubsas/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html

CONTENTS

INTRODUCTION

a) Full official name of the Issuer company: ***Open Joint-Stock Company North-West Telecom***

Abbreviated official name of the Issuer company: ***OJSC NWT***

b) Location of the Issuer: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia***

c) Contact phones Nos. of the Issuer: ***(812) 719-9324***
E-mail: ***office@nwtelecom.ru***

d) Address of the Internet page publishing the complete text of the Issuer's quarterly report: ***http://www.nwtelecom.ru/pubsus/test--C7740C3BCBAA11D5AE4B0050045260BB/index.html***

e) basic data on securities floated by the Issuer:

Class:	***stock***
Category:	***common***
Number of floated securities:	***881,045,433***
Face value:	***1 rouble***

Class:	***stock***
Category (type):	***preferred type A***
Number of floated securities:	***250,369,337***
Face value:	***1 rouble***

Class:	***bonds***
Type:	***interest-bearing***
Series:	***02***
Number of floated securities:	***1,500,000***
Face value:	***1,000 roubles***

Class:	***bonds***
Type:	***interest-bearing***
Series:	***03***
Number of floated securities:	***3,000,000***
Face value:	***1,000 roubles***

f) other information: ***none***

This quarterly report contains estimates and forecasts of the authorized management bodies of the Issuer in respect of future events and/or actions, development prospects for the industry, in which the Issuer mainly operates, and results of Issuer's activities, including Issuer's plans, probability of the occurrence of certain events and performance of certain actions. Investors must not fully rely on the estimates or forecasts of the Issuer's management bodies, as actual results of the Issuer's activities in the future may differ from the forecast for many reasons. Acquisition of Issuer's securities implies risks that are described in this quarterly report.

I. Brief Data on Members of the Issuer's Management Bodies, Data on Bank Accounts, on the Auditor, Appraiser and Financial Consultant of the Issuer, as well as on Other Persons who have Signed the Quarterly Report

1.1. Members of the Issuer's Management Bodies

1.1.1. Members of the Issuer's Board of Directors:

Chairperson: ***Valery Nikolayevich Yashin***
Year of birth: ***1941***

Konstantin Vladimirovich Belyaev
Year of birth: ***1968***

Alexandr Vyacheslavovich Ikonnikov
Year of birth: ***1971***

Ivan Ivanovich Rodionov
Year of birth: ***1953***

Alexandr Nikolayevich Kiselev
Year of birth: ***1962***

Dmitry Vladimirovich Levkovsky
Year of birth: ***1965***

Irina Mikhailovna Ragozina
Year of birth: ***1950***

Vladimir Alexandrovich Akulich
Year of birth: ***1956***

Alexandr Alexandrovich Gogol
Year of birth: ***1946***

Dmitry Georgiyevich Yefimov
Year of birth: ***1962***

Nikolay Moiseevich Popov
Year of birth: ***1949***

1.1.2. Members of the collegiate executive body of the Issuer stock company:

Chairperson: ***Vladimir Alexandrovich Akulich***
Year of birth: ***1956***

Nikolay Gennadyevich Bredkov
Year of birth: ***1953***

Vikentiy Alexandrovich Kozlov
Year of birth: ***1949***

Oleg Viktorovich Popov
Year of birth: ***1968***

Oleg Anatolyevich Semanov
Year of birth: ***1967***

Maya Mikhailovna Semchenko
Year of birth: ***1967***

Irina Vladimirovna Tambovskaya
Year of birth: ***1970***

Leonid Zigmundovich Tufrin
Year of birth: ***1947***

Sergey Alexandrovich Orlov
Year of birth: ***1962***

Venera Adykhamovna Khusnutdinova
Year of birth: ***1973***

Grigory Borisovich Chernyak
Year of birth: ***1949***

Vladimir Ivanovich Shumeyko
Year of birth: ***1956***

1.1.3. Person holding the position of (acting as) the Issuer's sole executive body:

Person acting as the sole executive body of the Issuer (General Manager): ***Vladimir Alexandrovich Akulich***
Year of birth: ***1956***

1.2. Data on Bank Accounts of the Issuer

As of 31.03.06

No.	1.
Full name	Bank of Foreign Trade (Open Joint-Stock Company)
Abbreviated name	Bank of Foreign Trade
Place of business	37, ul.Plyushchikha, Moscow, 119992
TIN	7702070139
Corr. account	30101810700000000187
BIK:	044525187
Account No.:	40702810810001000495
Purpose of account	Settlement account

No.	2.
Full name	Inter-Regional Commercial Bank of Communication and Information Support Development (Open Joint-Stock Company)
Abbreviated name	JSCB Svyaz-Bank OJSC
Place of business	7, ul. Tverskaya, Moscow, 103375
TIN	7710301140
Corr. account	30101810900000000848

BIK:	044525848
Account No.:	40702810900300000001
Purpose of account	Settlement account
Account No.:	40702810400300000006
Purpose of account	Settlement account
Account No.:	40702810500300000003
Purpose of account	Settlement account

No.	3.
Full name	North-West Bank - the branch of the Joint-Stock Commercial Savings Bank of the Russian Federation (Open Joint-Stock Company)
Abbreviated name	North-West Bank of the Savings Bank of Russia
Place of business	2, ul. Krasnykh Tekstilshchikov, St. Petersburg, 193124
TIN	7707083893
Corr. account	30101810500000000653
BIK:	044030653
Account No.:	40702810655000100218
Purpose of account	Settlement account
Account No.:	40702810255000100485
Purpose of account	Settlement account
Account No.:	40702810855000100555
Purpose of account	Settlement account
Account No.:	40702810525000103550
Purpose of account	Settlement account

No.	4.
Full name	Citibank Commercial Bank Closed Joint-Stock Company
Abbreviated name	Citibank CB CJSC
Place of business	8-10, ul. Gasheka, Moscow, 125047
TIN	7710401987
Corr. account	30101810300000000202
BIK:	044525202
Account No.:	40702840500790230027
Purpose of account	Current account
Account No.:	40702978100790230043
Purpose of account	Current account

1.3. Data on Issuer's Auditor (Auditors)

Full name: ***Ernst & Young Vneshaudit Closed Joint-Stock Company***
Abbreviated name: ***Closed Joint-Stock Company ERNST & YOUNG VNESHAUDIT***
Location: ***str.1-1A, 20/12 Podsosnenskiy per, Moscow, Russia, 105062***
Tax-payer's identification No.: ***7717025097***
Tel: ***(812) 703-7800*** Fax: ***(812) 703-7810***
E-mail: ***moscow@ru.ey.com***

Data on Auditor's license:
No. of license for auditing: ***E003246***
Date of issue: ***17.01.2003***
Validity period: ***till 17.01.2008***
Authority issuing the license: ***RF Ministry of Finance***

Fiscal year, for which the auditor independently checked the Issuer's accounts and financial (book-keeping) reports: ***2005***

Factors are described that may have influence on independence of the auditor on the Issuer, and measures are indicated that have been taken by the Issuer and the auditor to reduce the influence of the said factors: ***there are no factors that may have influence on independence of the auditor on the Issuer.***

Issuer's auditor selection procedure:

The auditor is selected at the Annual General Meeting Of The Shareholders

The use of a tender procedure related to the selection of the auditor, and its basic conditions: ***no tender is provided for the selection***

Procedure of proposing a candidate for the position of the auditor for approval by the meeting of the shareholders (participants), including the management body taking the respective decision:

Nominations for the Auditor are made by the Issuer's shareholders in compliance with the Federal Law on Joint-Stock Companies (No. 208-FZ) of December 26, 1995. Received proposals are considered by the Board of Directors and discussed at the annual general meeting of the shareholders where the auditor is approved (in compliance with article 12, clause 12.2.12 of Issuer's Articles of Association). (The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares, and/or the Company's Board of Directors, also in case of absence of a respective proposal from the shareholders, are entitled to include issues in the agenda of the annual general meeting of the shareholders and to propose candidatures of auditors; in 2005 the candidature of the auditor was proposed by the Board of Directors and approved by the Annual General Meeting of the Shareholders)

Information on the work performed by the auditor in the framework of special auditor assignments:

No such work has been done in the year under report

Information on any substantial interests connecting the auditor (auditor's officials) with the Issuer (Issuer's officials): ***there are no essential interests connecting the auditor (auditor's officials) with the Issuer (Issuer's officials)***

Share of the auditor's (auditor's officials') participation in the authorized capital of the Issuer: ***none***

Granting of borrowed funds by the Issuer to the auditor (auditor's officials): ***no funds have been lent***

Any close business relations (participation in Issuer's products (services) promotion, participation in joint business, etc.) or kinship: ***none***

Data on Issuer's officials who are at the same time auditor's officials: ***no such officials***

Procedure of determining the auditor's remuneration amount: ***The amount of the auditor's remuneration is based on a number of facts, including the time actually spent by the auditor to provide the services under the agreement, the complexity and value of the services provided and the hourly rates corresponding to the positions of specialists engaged. The terms of the contract made with the auditor, including the amount of remuneration, are approved by the Board of Directors of the Company (in compliance with article 13, clause 13.4.17 of the Issuer's Articles of Association).***

Any postponed or outstanding payments for services provided by the auditor: ***none***

1.4. Data on the Issuer's Appraiser

No appraiser has been engaged in the quarter under report

1.5. Data on the Issuer's Consultants

Full name: ***Closed Joint-Stock Company AVK Investment Company***
Abbreviated name: ***CJSC IC AVK***
Location: ***1, pavilion Uritskogo, Pushkin, Saint-Petersburg, Russia***
Telephone: ***(812) 230-7733***
Fax: ***(812) 237-0650***
Address of the Internet page used by the financial consultant to provide information on the Issuer: ***http://www.avk.ru/siteDatabase.nsf/0/4B815029D15C97FFC3256DB90038ED3F***

No. of the license of a professional participant of the securities market for dealership: ***178-03343-010000***
Date of issue: ***29.11.2000***
Validity period: ***without time-limit***
Authority issuing the license: ***Federal Commission for the Securities Market of Russia***

No. of the license of a professional participant of the securities market for brokerage: ***178-03255-100000***
Date of issue: ***29.11.2000***
Validity period: ***without time-limit***
Authority issuing the license: ***Federal Commission for the Securities Market of Russia***

Services provided by the consultant:

1. Consulting services related to the OJSC NWT bond issue on the basis of Agreement No. 30-OF "Provision of Consulting Services" dated 24.04.2003 and terminating with the registration of the Report on the results of the issue of Series 02 interest-bearing documentary non-convertible bonds, payable to bearer and subject to mandatory centralized deposit (November 14, 2003).

2. Under Agreement No. 50-OF/2004 of 25.07.2004 for provision of consulting services between OJSC North-West Telecom and CJSC IC AVK:

a) Preparation of the texts of Offering Circulars for registration by the authorized registration authority;

b) Giving advice to the Customer on issues related to its authorized bodies taking all decisions required for preparation and approval of Offering Circulars in compliance with the requirements of the Russian Law and the legal standards of the authorized registration authority;

c) Signing the Offering Circulars approved by the Customer and sent to the authorized registration authority;

d) Giving advice to the Customer on the issues of making up a package of documents for the registration of Offering Circulars by the authorized registration authority;

e) Interacting with the authorized registration authority on the basis of the power of attorney issued by the Customer in the course of considering Customer's Offering Circulars submitted for state registration to the extent such interaction is allowed by the law and the legal standards of the authorized registration authority;

f) Holding talks with the Customer's auditor in the course of preparing the Offering Circulars.

3. Under Agreement No. 91-OF/2004 of 04.10.2004 for provision of consulting services in the course of organization of the third Bonds issue signed between OJSC North-West Telecom and CJSC IC AVK:

a) Preparation of the texts of Decision of the securities issue, of Securities (Bonds) Offering Circular, of Report on the Results of the Customer's Bonds issue for the registration by the authorized registration authority

b) Giving advice to the Customer on the issues related to its authorized bodies taking all decisions required for organization of the bonds issue in compliance with the legislation of the Russian Federation, for disclosing information by the Company in connection with organization of the Bonds issue, for preparing the Decision on the securities (bonds) issue and the Offering Circular and the Report on the results of the bonds issue.

c) Giving advice to the Customer on the matters related to making up a package of documents for the registration of the Decision on the bonds issue, of the securities (bonds) Offering Circular and of the Report on the results of the bonds issue.

d) Provision to the Customer of other services to be provided by the securities market participants rendering financial consulting services in the securities market as of the date of making this Contract, according to the Resolution of the Federal Commission for Securities Market of Russia dated June 18, 2003 No. 03-30/PS.

No agreement of Information Disclosure Monitoring between OJSC NWT and CJSC IC AVK was made as of the end of the period under report.

1.6. Data on Other Parties Who Have Signed the Quarterly Report

There are no parties who have signed the Quarterly Report and not listed in the previous items of this section.

II. Key Information on the Financial and Economic Position of the Issuer

2.1. Indices of Issuer's Financial and Economic Operation

Index	2001	2002	2003	2004	2005	1st quarter of 2006
Value of Issuer's net assets, thousand roubles	6,281,169	10,904,017	11,352,714	14,683,520	16,185,467	16848,277
Ratio of total attracted funds to capital and reserves, %	29.4	37.4	61.7	73.6	83.4	79.4
Ratio of total short-term liabilities to capital and reserves, %	14.8	24.2	34.5	42.6	25.9	26.1
Cover of debt service payments, %	186.5	59.6	51.2	209.9	141.8	101.8
Outstanding debt level, %	0.00	6.63	6.02	0.00	0	0
Net assets turnover, times	0.6	0.9	1.1	1.1	1.26	1.18
Share of dividend in profit, %	10.8	15.8	8.0	18.1	X	X
Working efficiency, rouble/person	432.93	335.95	430.97	539.34	644.09	741.62
Ratio of depreciation to the amount of receipts, %	17.43	7.78	7.9	8.8	9.6	12.4

Net assets mean the value of all assets of the company after deduction of all liabilities from their total amount. The difference between the net assets and the authorized capital is the initial index of the stability of the enterprise's financial position.
The growth of net assets for the year 2005 made 10.2% as compared to the start of the year, and, as of the 1st of January 2006 the value of the net assets was more than 14 times higher than the Company's authorized capital. The positive dynamics of this index shows the increase of the stability of the Company's financial position. The growth of net assets in the 1st quarter of 2006 was 4.1% as compared to the start of the year.
The ratio of the total attracted funds to capital and reserves (financial dependency ratio) shows the amount of borrowed funds per rouble of own capital of the organization. As of 01.01.2006, one rouble of own funds corresponded to 83.4 kopecks of borrowed funds, including 25.9 kopecks of short-term liabilities. The percentage of borrowed capital in the structure of the Company's liabilities in the 1st quarter of 2006 was 79.4% of own capital.

Starting from the year 2001, stable trend of increasing the accounts receivable turnover rate is observed, i.e. the average accounts receivable repayment time is being reduced. Such dynamics show the efficiency of the Company's work with debtors. Besides, the reduction of the accounts receivable repayment time reduces the own circulating capital requirement. The accounts receivable turnover rate in the year 2005 was 30 days, which is one of the best indices in the industry.

An analysis of the behavior of the above indicators confirms the stability of the Company's sufficient financial standing, its solvency, and low credit risk.

2.2. Issuer's market capitalization

Issuer's market capitalization as of 31.12.2001:

Issuer's market capitalization calculated for common stock as of 31.12.2001 – ***184,331,377 US dollars.***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of common shares multiplied by the weighted average price of one common share of the Issuer calculated for 10 biggest

transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last 3 months of 2001 (in December 2001 less than 10 transaction with Issuer's common shares were made through the organizer of trading in the securities market).

Issuer's market capitalization calculated for preferred stock as of 31.12.2001 – ***20,852,267 US dollars.***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of preferred shares multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last month of 2001.

Issuer's market capitalization as of 31.12.2002:

Issuer's market capitalization calculated for common stock as of 31.12.2001 ***-175,229,761 US dollars.***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of common shares multiplied by the weighted average price of one common share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last 3 months of 2002 (in December 2002 less than 10 transaction with Issuer's common shares were made through the organizer of trading in the securities market).

Issuer's market capitalization calculated for preferred stock as of 31.12.2002 – ***21,885,668 US dollars.***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of preferred shares multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last 3 months of 2002 (in December 2002 less than 10 transaction with Issuer's preferred shares were made through the organizer of trading in the securities market).

Issuer's market capitalization as of 31.12.2003:

The method of determining the Issuer's market capitalization based on the calculation of the weighted average price of shares cannot be used (less than 10 transactions with Issuer's common and preferred shares were made in the RTS Trading System for the 3 last months of 2003).

Issuer's market capitalization of common stock: ***290,687,303 US dollars***

Market capitalization of preferred stock: ***61,616,950 US dollars***

Description of the method for determining the market capitalization:

Information on Issuer's capitalization is presented according to the data from the archives of the Results of Trading in Issuer's Securities in the RTS Trading System (hereinafter referred to as the Trading Archives). The Issuer's capitalization given in the Trading Archives is calculated using the price determined according to the RTS Index Calculation Method (RTSI) as of the date of data presentation.

Issuer's market capitalization as of 31.12.2004:

Issuer's market capitalization as of 31.12.2004 calculated for common shares: ***446,637,172 US dollars***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of common shares multiplied by the weighted average price of one common share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last month of 2004.

Issuer's market capitalization as of 31.12.2004 calculated for preferred shares: ***91,522,511 US dollars***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of preferred shares multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for the last month of 2004.

Issuer's market capitalization as of 31.12.2005:

Issuer's market capitalization as of 31.12.2005 calculated for common shares: ***750,553,794 US dollars***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of common shares multiplied by the weighted average price of one common share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for December 2005.

Issuer's market capitalization as of 31.12.2005 calculated for preferred shares: ***172,449,392 US dollars***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of preferred shares multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for December 2005.

Issuer's market capitalization as of 31.03.2006:

Issuer's market capitalization as of 31.03.2006 calculated for common shares: ***1,074,875,428 US dollars***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of common shares multiplied by the weighted average price of one common share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for March 2006.

Issuer's market capitalization as of 31.03.2006 calculated for preferred shares: ***249,743,414 US dollars***

Description of the method for determining the market capitalization:

The Issuer's market capitalization has been calculated according to the method recommended by the Federal Commission for the Securities Market of Russia, as the product of the number of preferred shares multiplied by the weighted average price of one preferred share of the Issuer calculated for 10 biggest transactions made through the organizer of trading in the securities market (RTS Stock Exchange nonprofit partnership) for March 2006.

2.3. Issuer's Liabilities

2.3.1. Accounts Payable

Information on Issuer's total accounts payable, with a separate presentation of the total outstanding accounts payable:

	2001	2002	2003	2004	2005	1st quarter of 2006
Total accounts payable, thousand roubles: - total long-term and short-term liabilities (lines 590 and 690);	*1,843,582*	*4,064,357*	*6,178,173*	*10,748,223*	*13,443,143, 237*	*13,326,528, 548*
Total outstanding accounts payable, thousand roubles:	*0*	*23,513*	*418,087*	*281*	*0*	*0*

Structure of account payable for the 1st quarter of the year 2006.

Name of accounts payable	Code of the Balance sheet line (Form No.1)	Period in which the payment arises						
		Total	Less than 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 days to 1 year	more than 1 year
Short-term and long-term liabilities, total, roubles		13,326,528,548	4,364,605,957	97,379,267	88,198,074	1,610,709,063	1,683,760,465	5,481,875,721

Accounts payable, total, roubles (except for the overdue accounts payable)	620	2,638,330,244	2,472,227,226	23,704,076	8,717,555	11,765,117	109,717,084	12,199,186
including:								
those to suppliers and contractors, roubles		1,326,528,149	1,326,528,149					
notes payable, roubles		108,065,277	0	0	0	0	108,065,277	0
those to affiliated parties, roubles		34,134,499	32,947,097	1,187,402	0	0	0	0
those on wages, roubles	623	223,464,543	223,464,543	0	0	0	0	0
indebtedness to budget and the state out-of-the-budget funds, roubles	624	345,212,313	343,700,687	1,511,626	0	0	0	0
other accounts payable, roubles		600,925,463	545,586,750	21,005,048	8,717,555	11,765,117	1,651,807	12,199,186
Credits, total, roubles (except for the overdue accounts payable)	511 + 611	4,135,561,148	548,915,144	37,500,000	37,500,000	1,495,600,006	953,415,999	1,062,629,999
Loans, total, roubles (except for the overdue accounts payable)	512 + 612	4,757,366,717	32,094,063	9,119,245	8,898,103	13,557,205	450,000,000	4,243,698,101
including:								
Bond loans, roubles		4,500,000,000	0	0	0	0	450,000,000	4,050,000,000
Other liabilities, roubles	520 + 515 + 630 + 640 + 650 + 660	1,795,047,395	1,311,369,524	27,055,946	33,082,295	89,786,613	170,627,382	163,125,634
Overdue accounts payable, total, roubles	620	223,044	0	0	121	122	0	222,801
including those to budget and the out-of-the-budget funds, roubles	624	0	0	0	0	0	0	0
Overdue indebtedness under credits, roubles		0	0	0	0	0	0	0
Overdue indebtedness under loans, roubles		0	0	0	0	0	0	0

Structure of account payable for the year 2005.

Name of accounts payable	Code of the Balance sheet line (Form No.1)		Period in which the payment arises					
		Total	Less than 30 days	from 31 to 60 days	from 61 to 90 days	from 91 to 180 days	from 181 days to 1 year	more than 1 year
Short-term and long-term liabilities, total, roubles		13,443,143,237	5,815,395,871	49,388,930	87,181,160	856,010,055	3,417,958,872	3,217,208,349
Accounts payable, total, roubles (except for the overdue accounts payable)	620	2,375,873,365	2,094,922,098	9,405,437	2,732,629	1,406,718	21,044,313	246,362,170
including:								
those to suppliers and contractors, roubles		1,157,573,150	1,157,573,150					
notes payable, roubles		222,536,792	0	0	0	0	0	222,536,792

those to affiliated parties, roubles		98,904,495	98,903,248	0	0	0	0	
those on wages, roubles	623	96,319,012	96,319,012	0	0	0	0	
indebtedness to budget and the state out-of-the-budget funds, roubles	624	339,776,903	339,776,903	0	0	0	0	
other accounts payable, roubles		460,763,013	402,349,785	9,405,437	2,732,629	1,406,718	21,044,313	23,82
Credits, total, roubles (except for the overdue accounts payable)	511 + 611	4,440,873,838	2,241,934,502	0	7,893,340	825,361,948	337,004,781	1,028,67
Loans, total, roubles (except for the overdue accounts payable)	512 + 612	4,761,457,276	36,980,789	9,255,000	8,010,000	0	3,009,395,621	1,697,81
including:								
Bond loans, roubles		4,500,000,000	0	0	0	0	3,000,000,000	1,500,00
Other liabilities, roubles	520 + 515 + 630 + 640 + 650 + 660	1,856,666,345	1,441,558,481	22,735,558	68,545,191	29,241,389	50,513,896	244,07
Overdue accounts payable, total, roubles	620	8,272,413	0	7,992,935	0	0	261	27
including those to budget and the out-of-the-budget funds, roubles	624	0	0	0	0	0	0	
Overdue indebtedness under credits, roubles		0	0	0	0	0	0	
Overdue indebtedness under loans, roubles		0	0	0	0	0	0	

Information on the creditor, the debt to whom makes at least 10 per cent of the total amount of the accounts payable as of 31.12.2005:

Name, location or full name	Accounts payable	Amount and terms of the outstanding accounts payable (penalties, fines):	Is the creditor being an affiliated party (yes/no)	Issuer's part in the authorized capital (unit investment fund) of an affiliated party, number of common shares	Part of an affiliated party in the authorized capital (unit investment fund), number of common shares	If the cre natural p all the p held in the compa sunsid
RTK-Leasing OJSC, TIN 7707112470	469,397,073	none	none			Not app
NEC Neva Communication Systems CJSC (TIN 7806049685)	143,655,174		none			Not app
IBM East Europe/Asia LLC	321,118,034		none			Not app
JSCB Svyaz-Bank OJSC	73,342,978		none			Not app
Leasing-Telecom OJSC	71,309,080		yes	none	none	Not app

2.3.2. Issuer's Crediting History

From 2001 to 2004 the Company had not any agreements of credit or any agreements of loan, the amount of principal debt under which was 10 or more per cent of the value of net assets of the Company as of the date of the last completed reporting quarter preceding the making of the respective agreement.

In 2005 the Company entered into an Agreement of Syndicated Loan, the principal debt under which in the rouble equivalent is 11% of the book value of net assets as of 30.09.2005 (the last completed quarter under report preceding the making of the respective agreement).

Liability	Name of the creditor	Amount of principal debt	Principal debt repayment date	Interest rate	Charged interes repayment dat

		roubles according to the exchange rate as of 31.03.06	foreign currency			planned date	actual date
Syndicated loan	Citibank CJSC	418,417,500	12,500,000 €	In 9 (nine) equal instalments according to the schedule starting from the date coming 15 months from the date of receiving the loan (tranche). Final repayment deadline is 23.01.09	Euribor + Margin (2.0)	on a quarterly basis	The commitments to pay the interest for the first interest period were fulfilled (proceeding from the rate of 2.49%+2%)
	ING Bank (Eurasia) CJSC	502,101,000	15,000,000 €				
	Moscow People's Bank	502,101,000	15,000,000 €				
	Bank Societe General Vostok - Commercial Joint-Stock Bank	251,050,500	7,500,000 €				
		1,673,670,000	50,000,000 €				

2.3.3. Issuer's Liabilities of Security Granted to Third Parties

Total amount of Issuer's liabilities from the collateral provided by it and total amount of third parties' liabilities, for which the Issuer has provided a collateral to third parties, including a pledge or surety, for the recent 5 completed fiscal years and for the last completed fiscal period, roubles:

Indices / years	2001	2002	2003	2004	2005	1st quarter of 2006
Total amount of Issuer's liabilities from the collateral provided by it for third parties' liabilities, thousand roubles	0	2,159	848,879	754,437.49	695,148.04	683,273.30
Total amount of third parties' liabilities, for which the Issuer has provided a collateral to third parties, including a pledge or surety, thousand roubles	0	492,112	1,033,253	754,437.49	695,148.04	683,273.30

Issuer's liabilities of providing a collateral to third parties, including a pledge or surety, for the last completed fiscal year and the last completed period under report, that make at least 5 per cent of the balance value of Issuer's assets for the last completed fiscal year or for the last completed period under report respectively: ***none***

2.3.4. Other Liabilities of the Issuer

As of the report date, the Company has no agreements, including futures contracts not recorded in its balance sheet, that may affect its financial standing, liquidity, funding sources and terms of their use, business results, and expenses, and had no such agreements earlier.

2.4. Goals of the Issue and Areas of Using the Funds Received as a Result of Floating the Issued Securities

Indicate the goals of the issue and areas of using the funds received as a result of floating the issued securities:

Series 01, 02 and 03 bonds issue. The funds obtained from floating the series 01, 02 and 03 bonds are used for development of OJSC North-West Telecom's investment programmes, as well as for restructuring the rouble and currency debt of the Company in order to reduce its service costs.

2.5. Risks Related to Acquisition of Floated Issued Securities (to be Floated)

2.5.1. Industry Risks

There is a keen competition both with alternative operators and with cellular communication operators in the telecommunication services market of the Northwestern Federal District.

Analyzing the possibility of attaining the set goals, the Company sees the following key risks, to minimize or manage which is difficult for the Company:

- ***Changes in the licensing conditions for certain communication services, which may entail the need of resources re-distribution and the need of changing the Company's plans related to providing such services.***
- ***Changes in the conditions of interaction between operators providing voice communication services in connection with the liberalization of the telecommunications market.***
- ***Difficulty of accurately forecasting the rates for regulated services included in the Company development forecast.***
- ***Introduction of the time-based call billing system, which may result in a reduction of the growth rate of Company's income from local communications.***
- ***Unpredictable and unfair actions of competitors.***
- ***A reduction of Company's income because of the falling solvency of the population and the outflow of the demand for services to alternative segments of the market.***
- ***Achieving the level of rates for local communications, under which competition with cellular operators becomes difficult.***

In case of unfavourable developments in the market situation, the Company plans changing the structure of provided services, and the investment programme may be revised in order to maximize the income.

2.5.2. Country Risks and Regional Risks

The Issuer operates in the Russian Federation, therefore, it faces the country risks inherent in the RF.

RF's country risks are typical of companies operating in a developing market. One of the key country risks is the political risk. The political situation in Russia is less predictable because of the high concentration of political power and insufficient political maturity of the society. Unpredictable political pressure and actions of regulatory authorities adversely affect the inflow of domestic and foreign direct investment necessary to support the growth and efficiency of the economy. The political uncertainty and the slowing-down of the structural reform will probably strengthen on the threshold of the presidential elections of 2008.

Another key country risk is the tax risk, i.e. possibility of tax claims from fiscal authorities.

There are no risks related to possible hostilities, declaration of a state of emergency, or strikes, as the Issuer pursues its business in a region that is stable economically and socially, and is far from places of predictable hostilities or confrontations.

2.5.3. Financial Risks

The Issuer, like any other entity, is subject to influence of the following financial risks:

currency risks;
market risks;
liquidity risks.

In the recent years the exchange rate of the Russian rouble relative to the basic currencies, EUR and USD, has been quite volatile in Russia. The support of the stable rouble exchange rate by the Government and the Central Bank of Russia depends on many political and economic factors.These factors includethe capability of funding the budget deficit without resorting to issuing banknotes, control of the inflation level and maintaining sufficient foreign currency reserves to support the rouble exchange rate.

A part of the Company's contracts with suppliers, credits and loans are nominated in US dollars and Euros.As a result of the reduction of the rouble exchange rate as compared to Euro, the Issuer may increase expenses for debt service and for pays under contracts and agreements.At the same time, the different directions in the changes of euro to rouble and dollar to rouble exchange rates that have been observed during a few recent years facilitate the balanced state of the Company's currency portfolio.

In case of a serious rouble devaluation and occurrence of inflation risks, the Company may take the following measures to reduce them:

conclude a futures hedge contract
optimize (reduce) costs;
revise the investment programme;
take measures to increase the turnover of the accounts receivable.

2.5.4. Legal Risks

Risks related to changes in currency regulation:

The Issuer estimates the risks related to changes in currency regulation as minimum. Due to the ongoing currency regulation liberalization policy, the risks related to changes in the currency laws are decreasing.

Risks related to changes in the tax regulation:

The Issuer estimates the risks related to changes in tax regulation as minimum.

Risks related to changes in the customs inspection rules and customs duties:

As a certain part of the equipment purchased by the Issuer to provide communication services is made of components manufactured outside Russia, the possible change of the customs inspection rules and customs duties may imply certain risks for the Issuer related to higher costs of purchased fixed assets.

Risks of changed requirements for licensing of the Issuer's core business or for licensing of the rights to use facilities of restricted circulation (natural resources included):

The Issuer's primary business is subject to licensing according to active law. The list of licensing terms is formed and annually adjusted by the Government of RF in compliance with the law "On Communication" dated 07.07.2003. The Resolution of the RF Government No. 87 of 18.02.2005 "On Approving the List of Names of Communication Services, Entered in Licenses, and the Lists of License Conditions" has taken effect (with amendments introduced by the Resolution of the RF Government No. 828), and the Issuer is taking steps to make amendments in the earlier issued licenses (that are effective at the moment).

Risks of changed judicial practice in matters related to the Issuer's activity (licensing matters included) that may adversely affect its business results and the results of ongoing lawsuits involving the Issuer:

Possible changes in the existing court practices, that could be unfavourable for the Issuer, in connection with possible qualification of benefits gained by the Issuer from free use of nonresidential premises as an economic benefit and, as a consequence, a non-operating income of the Issuer (clause 2 of the Information Letter of the Presidium of the RF Supreme Court of Arbitration No. 98 of 22.12.2005), are considered as a legal risk, too.

The possibility of consequences of changes in the court practices in respect of cases related to indemnification by the state for losses inflicted to the Issuer in connection with the provision of benefits to certain categories of citizens shall be also considered as a risk.

2.5.5. Risks Related to Operation of the Issuer

Risks related to inability to extend the validity of the Issuer's license for a certain activity or for the use of facilities of restricted circulation (natural resources included):

The terms of issue of new licenses to communication operators, and of extension of existing licenses are determined by a federal executive authority, whose functions are currently performed by the RF Ministry of Information Technologies and Communication. The RF Ministry of Information Technologies and Communication is authorized to determine the method of licensing of individual kinds of services and for individual RF territories, either in a bidding or by the results of review of the communication operator's application. In compliance with Decree No. 314 of the President of the RF dated March 9, 2004 and with the RF Government Resolution No. 163 of 06.04.2004, communication business will be licensed by the Federal Communication Supervision Service. The period of OJSC NWT's licenses expires at different times in the range of the years 2006 - 2012 and can be prolonged after submitting an application to the Federal Communication Supervision Service. OJSC NWT has no guarantees that the licenses will be extended upon expiry of their term of validity, and that the liabilities will not be increased and/ or that the rights will not be reduced under extended licenses, which would involve higher costs, and possibly a restriction of the communication service zone. If the Issuer is unable to extend the existing licenses or to obtain updated licenses on conditions comparable to the current ones, it will have to reduce the scope of services provided, which will entail a decrease of the number of subscribers. On the other hand, the term of validity of the licenses for provision of communication services making the largest segment in the Company's earnings is four to nine years, which materially reduces the mid-term risk of uncertainty in license prolongation.

Risks related to possible liabilities of the Issuer for third parties' debts, including the Issuer's subsidiaries:

The Issuer will face a risk related to liabilities for third parties' debts in the following cases:

Non-fulfillment by OJSC RTK-Leasing of its obligations under credit agreements where the Issuer is the Warrantor to the Savings Bank of Russia (OJSC). The sum of liabilities under the guarantee agreements is 817.5 million roubles.

The Issuer estimates this risk to be minimum, considering that all the equipment purchased by OJSC RTK-Leasing with funds borrowed from the Savings Bank of Russia (OJSC) under credit agreements where the Issuer acts as the warrantor has been transferred to the Issuer under leasing contracts. The source of repayment of the credits from the RF Savings Bank for OJSC RTK-Leasing is the moneys received by OJSC RTK-Leasing from the Issuer as payments under the leasing contracts.

Risks related to ongoing lawsuits where the Issuer is a party:

The Issuer is not involved in any court proceedings that might adversely affect its business results.

Other risks related to possible liabilities of the Issuer for third parties' debts, including the Issuer's subsidiaries: ***none***

III. Detailed information on the Issuer

3.1. The History of the Issuer's Foundation and Development

3.1.1. Data on the Issuer's Official Name (Name)

Full official name in Russian: ***открытое акционерное общество «Северо-Западный Телеком»***
Full official name in English: ***OJSC North-West Telecom***
Full official name in Russian: ***OAO «СЗТ»***
Abbreviated official name in English: ***OJSC NWT***
Date the current name was introduced: ***10.12.01***
Ground of introducing the current name: ***the name has been introduced in compliance with the decision of the general meeting of the shareholders of 28.11.2001, Minutes No.1***

Previous names of the Issuer

Full official name: ***Petersburg Telephone Network Open Joint-Stock Company***
Abbreviated official name: ***OJSC PTN***
Date of introducing the name: ***16.05.96***
Ground of introducing the name: ***the name has been introduced in compliance with the decision of the general meeting of the shareholders of 18.04.96, Minutes No.1, in order to bring the name in line with the Civil Code of RF and the Federal Law On Joint-Stock Companies***

Full official name: ***Petersburg Telephone Network Open Type Joint-Stock Company***
Abbreviated official name: ***OTJSC PTN***
Date of introducing the name: ***06.05.93.***
Ground of introducing the name: ***the name has been introduced as a result of re-organization of the state communication and information engineering enterprise The Leningrad City Telephone Network Awarded the Order of the Red Banner of Labour in compliance with the Decree of the President of the Russian Federation of 01.07.92 No. 721 "On Organizational Measures of Transforming State Enterprises and Voluntary Associations of State Enterprises into Stock Companies"***
The Issuer's official name is not registered as a trade mark or a service mark.

3.1.2. Data on registration of the Issuer by the state:

Date of Issuer's registration by the state: ***06.05.1993***
No. of the certificate of state registration (or any other document confirming the registration of the Issuer by the state): ***2717***
Authority of state registration: ***Registration Chamber of St. Petersburg Mayor's Office***

According to the data indicated in the certificate of making an entry in the Single State Register of Legal Entities on the legal entity registered before 1st July 2002:
Basic state registration No. of the legal entity: ***1027809169849***
Date of registration: ***17.07.02***
Name of registering authority: ***Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg***

3.1.3. Data on Issuer's Foundation and Development

Period of the Issuer's existence from the date of its registration by the state: ***13 years***
Date, to which the Issuer will exist: the Issuer was established for an unlimited period.

HISTORY OF ISSUER'S FOUNDATION AND BUSINESS

Brief Description of the History of Issuer's Foundation and Business

The enterprise providing telephone communication for St. Petersburg – Petrograd – Leningrad - St. Petersburg was established in 1882 when the rights of arranging and operating telephone communications in St. Petersburg were granted to the international company Bell's Telephones.

In compliance with the Decree of the RF President No. 721 of July 1, 1992 On Organizational Measures for Transformation of State-Run Enterprises into Joint-Stock Companies, privatization of the State-Run Leningrad City Telephone Network (LGTS) started.

On July 14, 1992, on the basis of the Order for the Leningrad City Telephone Network (LGTS), a privatization commission was formed. From July to September 1992 the foundation documents of the Company were prepared (Articles of Association, Privatization Plan, Property Evaluation Statement, etc.).

On April 8, 1993, Resolution No. 613-r of GKI (State Committee for Property) of RF On Privatization of LGTS was signed.

On May 6, 1993, the Registration Chamber of the St. Petersburg Mayor's Office issued the Certificate of Registration of the Open Type Joint-Stock Company Petersburg Telephone Network (OTJSC PTN), and on May 31, 1993, the Financial Board of the St. Petersburg Mayor's Office registered the issue of OTJSC PTN's stock.

In 1996 OTJSC PTN was transformed into OJSC PTN, and respective amendments were introduced to the Articles of Association.

On November 28, 2001, on the basis of a decision of an extraordinary General Meeting of the Shareholders, in the framework of re-organization in the form of affiliation of 8 telecommunication operators of the North-Western region with OJSC PTN, the latter was transformed into OJSC North-West Telecom, and then the respective amendments were introduced to the Articles of Association.

On 17th July 2002 OJSC North-West Telecom was re-registered by the Inspectorate of the Ministry of Taxes and Fees of the Russian Federation for Tsentralny District of St. Petersburg and received its basic registration No.: 1027809169849.

On 31st October 2002 the following companies providing telecommunication services in the territory of the North-Western Federal District were affiliated with OJSC North-West Telecom:

- *Artelecom of Arkhangelsk Oblast Open Joint-Stock Company*
- *Murmanelectrosvyaz Open Joint-Stock Company*
- *Novgorodtelecom Open Joint-Stock Company*
- *Open Joint-Stock Company Electrosvyaz of Pskov Oblast*
- *Cherepovetsectrosvyaz Open Joint-Stock Company*
- *Electrosvyaz of Vologda Oblast Open Joint-Stock Company*
- *Electrosvyaz of Kaliningrad Oblast Open Joint-Stock Company*
- *Electrosvyaz of the Republic of Karelia Open Joint-Stock Company.*

At the end of 2003 – beginning of 2004 the Cherepovetselectrosvyaz Branch of the Open Joint-Stock Company "North-West Telecom" was liquidated through affiliation with the Electrosvyaz of Vologda Oblast Branch.

On 1 October 2004 the affiliation of OJSC Svyaz of the Komi Republic and OJSC Lensvyaz was implemented.

GOALS OF ESTABLISHING THE ISSUER

The main goal of incorporation of the Company is gaining profit.
Basic areas of business (as per clause 4.2 of the Issuer's Articles of Association):
- provision of local and intrazone telephone communication services;
- provision of long-distance and international telephone communication services via payphones and call offices;
- provision of cellular mobile communication services in the range of 450 MHz;
- provision of mobile radio telephone communication services (trunking);
- mobile radio communication services of ALTAI type;
- provision of personal radio paging services;
- personal radio paging services with VHF/FM channel multiplexing;
- services of leasing of data channels, TV program and audio broadcasting channels, local intrazonal channels and communication paths, and physical circuits for telecommunication signal transmission;
- telematic services (including e-mail, information resource access, facsimile message, information/inquiry, message handling, voice message, speech information transmission, audio conference, video conference, and Internet services);
- provision of data transmission services;
- telephone communication services using technical facilities of an intelligent communication network;

- telegraph communication services (including the "Telegram" service and the AT/Telex network services);
- broadcasting of TV programmes via a cable TV network;
- provision of wired radio services;
- TV broadcasting services using transmitting facilities;
- broadcasting services using transmitting facilities;
- local telephone communication services using radio access equipment;
- work with data having the status of the state secret;
- taking/providing measures and/or services of state secrets protection;
- taking/providing measures and/or services of state secrets protection in connection with the functioning of the cryptographic authority;
- measures and/or services in the field of state secrets protection related to engineering protection of information;
- design of buildings and structures with special sections developed such as: construction organization, cost-estimate documentation and investment efficiency;
- expert assessment of front-end and design documents;
- building and operation of trunk, zonal, and local telecommunication networks, and development, implementation, and operation of the telecommunication network to provide data transmission of different types (speech data transmission, facsimile, telegraph, and other transmission);
- general construction and construction & assembly work for construction of buildings and structures of Criticality Class II;
- installation of internal utility piping and equipment, and process equipment assembly, adjustment, and start-up;
- functions of general contractor and principal/developer; process and construction engineering;
- construction, major repair, rebuilding, expansion, and updating of communication facilities;
- construction, major repair, rebuilding, expansion, and updating of civil buildings;
- geodetic survey and mapping;
- maintenance, repair, and sale of metering and cash register machines;
- maintenance, repair, and sale of communication facilities;
- installation, repair, and maintenance of security alarms;
- recovery of networks and communication facilities after failures and damage;
- priority provision of communication services and facilities for the purposes of defense, governmental control, security, and law enforcement;
- actions to provide communication services in emergency situations;
- implementation, according to the established procedure, of mobilization plans for communication networks, and emergency prevention and control actions;
- leasing out property;
- gas facilities operation;
- organization of warranty and post-warranty servicing, maintenance and after-sale servicing, as well as repair of various technical facilities, including the most sophisticated ones;
- testing, among other things, for certification purposes. Metrology services:
- design, development, and implementation of advanced technologies;
- production and sales of components and spare parts for various systems, mechanisms and devices;
- design, construction, renovation, restoration and operation of production and non-production buildings and facilities, including housing;
- production of construction materials, parts and equipment, including structures of metal, concrete, wood and other materials;
- procurement, processing and sale of wood, production of joinery and furniture;
- design and development of software and dataware for automated systems of various applications;
- production, processing, and sale of animal and vegetal products;
- production and sale of consumer goods;
- purchasing and intermediary trade business;
- participation in establishment of stock, commodity, and other exchanges, and trading houses;
- professional training and education of employees in and outside the RF;
- creating a network of company shops in RF and abroad;
- providing services in the field of:
management of leisure, hotel, and medical services;
cargo and passenger carriages by motor road, railway, by water and by other modes of transport;
consulting, marketing and engineering;
information business in compliance with active laws;

production of advertising facilities; advertising services;
- sale and acquisition of patents, inventions and know-hows according to the procedure established by the law;
- organization of and participation in fairs, auctions and trade exhibitions according to the procedure established by the law;
- organization of cultural exchanges without currency payments.
The Company may only pursue certain kinds of business (as listed by federal laws) on the basis of a special permit (license).

ISSUER'S MISSION

Assisting society development through enabling freedom of communications and access to information

3.1.4. Contact Information

Place of the Issuer's business: ***St. Petersburg, Russia***
Mailing address of the Issuer: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186***
Telephone: ***(812) 719-9235***
Fax: ***(812) 710-6277***
E-mail: *office@nwtelecom.ru*
URL of the page in the Internet with information on the Issuer and on securities issued and/or to be issued by it: *http://www.nwtelecom.ru/*
Location of the special division of the Issuer for work with shareholders and investors of the Issuer: ***14/26 ul. Gorokhovaya (26 ul. Bolshaya Morskaya) St. Petersburg, 191186, Russia***
Shareholders Department: Telephone: ***(812) 312-5289 Fax: (812) 325-8323***
E-mail: *D.Pirs@nwtelecom.ru*
Department for Investors Relations: ***(812) 719-92-31 Fax: (812) 325-83-23***
E-mail: *V.smyslov@nwtelecom.ru*

3.1.5. Taxpayer's Identification Number

7808020593

3.1.6. Issuer's branches and representative offices

Name: ***Artelecom of Arkhangelsk Oblast Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***11.07.2002***
Location: ***45, Troitsky prospekt, Arkhangelsk, 163061, Russia***
Manager: ***Vladimir Ivanovich Belokaminskiy***
Period of power of attorney: ***31.12.2006***

Name: ***Murmanelectrosvyaz Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***11.07.2002***
Location: ***82-a, ul. Lenina, Murmansk, Russia, 183038***
Manager: ***Vitaly Stanislavovich Vitman***
Period of power of attorney: ***31.12.2006***

Name: ***Novgorodtelecom Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***11.07.2002***
Location: ***2, ul. Lyudogoshcha, Veliky Novgorod, Russia, 173001***
Manager: ***Nikolay Pavlovich Emelyanov***
Period of power of attorney: ***31.12.2006***

Name: ***Petersburg Telephone Network Branch of the Open Joint-Stock Company North-West Telecom***

Date of opening: *18.12.2001*
Location: ***24, ul. Bolshaya Morskaya, St. Petersburg, Russia, 191186***
Manager: ***Leonid Zigmundovich Tufrin***
Period of power of attorney: ***31.12.2006***

Name: ***Electrosvyaz of Vologda Oblast Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***11.07.2002***
Location: ***4, Sovetsky prospekt, Vologda, Russia, 160035***
Manager: ***Yury Alexandrovich Pochekin***
Period of power of attorney: ***31.12.2006***

Name: ***Electrosvyaz of Kaliningrad Oblast Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***11.07.2002***
Location: ***24, ul. Bolnichnaya, Kaliningrad, Russia, 236024***
Manager: ***Alexandr Vladimirovich Andreyev***
Period of power of attorney: ***31.12.2006***

Name: ***Electrosvyaz of the Republic of Karelia Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***11.07.2002***
Location: ***5, ul. Dzerzhinskogo, Petrozavodsk, Russia, 185000***
Manager: ***Sergey Mikhaylovich Gavryushev***
Period of power of attorney: ***31.12.2006***

Name: ***Electrosvyaz of Pskov Oblast Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***11.07.2002***
Location: ***5, Oktyabrsky pr., Pskov, Russia, 180000***
Manager: ***Viktor Ivanovich Plyachenko***
Period of power of attorney: ***31.12.2006***

Name: ***Lensvyaz Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***10.07.2003***
Location: ***15, ul. Pochtamtskaya, St. Petersburg, 190000***
Manager: ***Vitaly Yevgenyevich Strizhkov***
Period of power of attorney: ***31.12.2006***

Name: ***Svyaz of the Komi Republic Branch of the Open Joint-Stock Company North-West Telecom***
Date of opening: ***10.07.2003***
Location: ***60, ul. Lenina, Syktyvkar, 167981***
Manager: ***Vikentiy Alexandrovich Kozlov***
Period of power of attorney: ***31.12.2006***

3.2. Basic Business Activities of the Issuer

3.2.1. Branch to which the Issuer belongs

Codes of basic branch areas of the Issuer's activities according to the OKVED classifier:
Basic code: *64.20.11*
Other codes: ***64.20.3; 64.20.22; 64.20.21; 64.20.12***

3.2.2. Basic Business Activities of the Issuer

The key activities of the Issuer consist in provision of telecommunication services.

Index	2001	2002	2003	2004	2005	1st quarter of 2006
Receipts, total	3,951,387	10,091,841	12,336,392	15,355,680	20,383,486	4,800,948
Proceeds from the provision of communication services;	3,825,373	9,778,167	11,959,978	14,779,309	19,715,442	4,441,588
Percentage of proceeds from the provision of communication services in the total amount of receipts, %	96.8%	96.9%	96.9%	96.2%	96.7%	92.5%

The reduction of the portion of income from communication services is connected with the changes of the income structure as a result of the liberalization of the long-range communication market pursued by the Company.

The Issuer pursues its basic business activities in the territory of Russia.

Seasonal nature of business.
The kinds of business pursued by OJSC NWT are not of a seasonal nature.

3.2.3. Basic Types of Products (Jobs, Services)

Index	2001	2002	2003	2004	2005	1st quarter of 2006*
Product 1: Long-distance and international telephone connections						
Volume of receipts from long-distance and international communication, thousand roubles	1,819,462	4,425,825	4,646,734	4,956,418	5,952,762	0
Share of the total amount of receipts,%	46%	44%	38%	32%	29%	0%
Product 2: Local telephone communication services (city and rural telephone communication)						
Volume of receipts from local telephone communication, thousand roubles	1,892,864	4,683,982	5,798,713	7,016,852	9,954,200	2,748,754
Share of the total amount of receipts,%	48%	46%	47%	46%	49%	57%
Total amount of receipts, thousand roubles	3,951,387	10,091,841	12,336,392	15,355,680	20,383,486	4,800,948

From the 1st of January 2006 the Company does not provide the long-distance and international communication services and is an intra-zone communication operator. Thus, in the period under report, the income from telecommunication services have been partially replaced by income from connection and traffic passage and income under the contract of assistance, the proportion of which made 17% and 4% respectively in the 1st quarter of 2006.

The general prime cost structure

Expenses Item	2005	1st quarter of 2006
Raw materials, %	**3.742**	**3.395**
Acquired componentry and semi-finished items, %	**0.000**	**0.000**
Jobs and services of production nature, performed by external organizations, %	**31.997**	**20.672**
Fuel, %	**1.004**	**1.278**

Electrical power, %	1.749	2.698
Expenses for wages, %	33.924	35.137
Interest on loans, %	0.000	0.000
Rental, %	1.261	1.479
Deductions for social needs, %	7.424	8.634
Depreciation of fixed assets, %	11.950	18.188
Taxes included in products prime cost, %	0.111	0.121
Other expenses (explain), %	6.838	8.397
depreciation of intangible assets, %	*0.000*	*0.000*
remuneration for innovations, %	*0.000*	*0.000*
obligatory insurance payments, %	*0.757*	*0.865*
representation (entertainment) expenses, %	*0.086*	*0.109*
other, %	*5.995*	*7.422*
Total: expenses for production and sales of products (jobs, services) (prime cost). %	100.000	100.000
Returns from sales of products (jobs and services), % of prime cost	122.994	147.042

The prime cost structure data has been prepared in compliance with the accounts and reports made according to the Russian accounting standards and the Company's accounting policy.

New essential types of products (works, services) offered by the Issuer in the market of its principal business:

According to the Company's investment priorities for the year 2006, approved by the Company's Board of Directors on 30.03.2006:

	Promising services	Development degree
1	Wideband access (DSL, home networks)	Is provided, intensive development during the year is planned
2	Development of NGN network infrastructure (IP TV)	Planned to be realized during 2006
3	Content development (applications, games etc)	Planned to be realized during 2006
4	Providing a package of services at real estate construction sites (providing telephone communications with further services)	Planned to be realized during 2006
5	Development of Call & Contact Center	Is provided, further development and renovation during the year is planned

3.2.4. Names of the Issuer's suppliers, on which 10% and more of all inventory holdings supplies fall, with the indication of their shares in the total volume of supplies

The Issuer does not have any suppliers, on whom at least 10% of all inventory holdings supplies fall.

Forecasts of the accessibility of material holdings and fixed assets sources are estimated as favourable. The key sources of material holdings and fixed assets are reliable and long-term partners of the Issuer, whose production activities are aimed at telecommunication companies who are the main consumers. No changes in the structure of material assets suppliers are planned. No difficulties in accessibility of material assets and fixed assets sources are expected.

3.2.5. Issuer's products (jobs, services) sales market

The Company provides the entire range of telecommunication services in all the territory of the Northwestern Federal District.

The local telecommunication services are the main services provided by OJSC NWT forming the 49.4% of the Company's income.

There is competition with cellular operators in the market of local telephone communication services **in the "Population" segment:** *OJSC Mobile TeleSystems, OJSC Vympelcom, OJSC Megafon, Telia 2.*

Risk: At the moment, there is a trend towards replacement of fixed communications by cellular communications. Mobile operators are pursuing an active policy of increasing the income through aggressively introducing new rate plans, discounts and bonuses reducing the actual cost of a minute of local voice connection.

In this connection, the risk of subscribers' refusal to use wire communication services and transition to cellular operators is possible when the time-based billing system is introduced.

In the "Corporate Clients" *segment there is a considerable competition with alternative operators providing a wider range of services accompanying telephony at a flexible system of discounts. Risk: reduction of OJSC NWT's share in the "Corporate Clients" segment.*

The purpose of OJSC NWT's actions is to retain the number of the subscribers by segments through managing the prime cost and forming the prices of local and intrazone communications. Preparing comprehensive non-standard offers of communication services to corporate clients.

Internet access services are one of the most rapidly growing areas of the industry, in spite of a certain slowing down of the growth rate.

There is an acute competition in the market – both in the "Population" and "Corporate Clients" segments.

Internet access is a service, in which the Company has an obvious competitive advantage a s an operator with a well-developed own infrastructure. The degree of OJSC NWT's presence in the market of dial-up access services shows the position of leadership, though there are many "card" operators.

Alternative operators are the leaders in the market of broadband access in the "Population" segment. Early in 2006 OJSC NWT started actively providing the services of broadband access for the population under the "Avant-guard" trademark, as a result of which the Company has succeeded in implementing its plans of actively increasing the subscriber base and winning a leadership position in the market in this segment.

The risk consists in a response of alternative operators to the destruction of their monopoly and further reduction of the prices for the services.

The purpose of OJSC NWT's actions is to increase the number of the subscribers through introducing limitless rate plans in regions with a low prime cost of traffic and provision of content. Expanding the geography of services provision, actively attracting new users and introducing a clients loyalty programme. Introducing special programmes of retaining corporate clients, provision of a set of services to corporate clients (including the creation of IP VPN)

3.2.6. Data on Availability of Issuer's Licenses:

Data on the licenses for provisions of communication services see in clause 3.2.10.

License: *D 341184 (GS-2-781-02-21-0-7808020593-000627-1)*
Date of issue: *25.07.2002*
Validity period: *till 25.07.2007*
Authority issuing the license: *State Committee of RF for Construction and Housing and Communal Services*
Areas of activities: *design of 1st and 2nd responsibility level buildings and facilities in compliance with the state standard in the territory of RF*

Issuer's forecast as to probability of license prolongation: *positive*

License: *D 341156 (GS-2-781-02-22-0-7808020593-000628-1)*
Date of issue: *25.07.2002*
Validity period: *till 25.07.2007*
Authority issuing the license: *State Committee of RF for Construction and Housing and Communal Services*

Areas of activities: ***design of 1st and 2nd responsibility level buildings and facilities in compliance with the state standard in the territory of RF***

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***PI No.2-6254***
Date of issue: ***15.11.2002***
Validity period: ***without limitation of the validity period***
Authority issuing the license: ***Ministry of RF for Press, Telecasting, Broadcasting and Mass Media***
Areas of activities: ***Certificate of registration of the edition Ves Peterburg. A reference periodical. Distributed in St. Petersburg and Leningrad Oblast***

Issuer's forecast as to probability of license prolongation: ***no need to prolong the license, as there is no time limit for this license***

License: ***1535***
Date of issue: ***02.06.2003***
Validity period: ***till 02.06.2008***
Authority issuing the license: ***The Board of the Federal Security Service (FSB) of Russia for St. Petersburg and Leningrad Oblast***
Areas of activities: ***work with data having the status of the state secret***
The license covers:
No. 1535/1 – GMMTT of St. Petersburg Telephone Network, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/2 - Electrosvyaz of Pskov Oblast, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/3 – communication centre Petrozavodsk-50 of the Kondopozhsky communication centre of Electrosvyaz of the Republic of Karelia, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/4 – GU of Electrosvyaz of Vologda Oblast, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/5 - Artelecom of Arkhangelsk Oblast, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/6 - Electrosvyaz of Kaliningrad Oblast, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/7 – GMMTT of St. Petersburg Telephone Network, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/8 – LTC of Sokolsky MRUS of Electrosvyaz of Vologda Oblast, a branch of the Open Joint-Stock company North-West Telecom;
No. 1535/9 - junction point of the production and technical department of Electrosvyaz of Vologda Oblast Branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/10 - Cherepovetselectrosvyaz Branch of the Open Joint-Stock Company "North-West Telecom" (In the end of 2003 – beginning of 2004 the Cherepovetselectrosvyaz Branch of the Open Joint-Stock Company "North-West Telecom" was liquidated and annexed to the Electrosvyaz of Vologda Oblast Branch);
No. 1535/11 – Nyandomsky communication centre of Artelecom of Arkhangelsk Oblast, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/12 – Velsky communication centre of Artelecom of Arkhangelsk Oblast, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/13 - Electrosvyaz of the Republic of Karelia, a branch of the Open Joint-Stock company North-West Telecom;
No. 1535/14 – Murmanelectrosvyaz, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1535/15 - Novgorodtelecom, a branch of the Open Joint-Stock Company North-West Telecom
No. 1535/16 – Okulovskoye RUS of Novgorodtelecom, a branch of the Open Joint-Stock Company North-West Telecom

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***1536***
Date of issue: ***02.06.2003***
Validity period: ***till 02.06.2008***

Authority issuing the license: ***The Board of the Federal Security Service (FSB) of Russia for St. Petersburg and Leningrad Oblast***
Areas of activities: ***measures and/or services of state secrets protection***
The license covers:
No. 1536/1 - St. Petersburg Telephone Network, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1536/2 - Electrosvyaz of Pskov Oblast, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1536/3 - Electrosvyaz of the Republic of Karelia, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1536/4 - Electrosvyaz of Vologda Oblast, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1536/5 - Artelecom of Arkhangelsk Oblast, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1536/6 - Electrosvyaz of Kaliningrad Oblast, a branch of the Open Joint-Stock Company North-West Telecom;
No. 1536/7 - Novgorodtelecom, a branch of the Open Joint-Stock Company North-West Telecom

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***278M***
Date of issue: ***23.12.2003***
Validity period: ***till 02.06.2008***
Authority issuing the license: ***The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection***
Areas of activities: ***measures and/or services of state secrets protection (operation and storage of cryptographic facilities)***

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***56-DG-000041***
Date of issue: ***19.04.2002***
Validity period: ***till 19.04.2007***
Authority issuing the license: ***Federal Mining and Industrial Supervision Committee of Russia (Gosgortekhnadzor of Russia)***
Areas of activities: ***gas networks operation***

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***853x***
Date of issue: ***15.03.2004***
Validity period: ***till 15.03.2009***
Authority issuing the license: ***The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection***
Areas of activities: ***maintenance of cryptographic facilities***
The license is applicable to:
Artelecom of Arkhangelsk Oblast, Murmanelektrosvyaz, Novgorodtelecom, Petersburg Telephone Network, Elektrosvyaz of Vologda Oblast, Elektrosvyaz of Kaliningrad Oblast, Electrosvyaz of the Republic of Karelia, Electrosvyaz of Pskov Oblast Branches of the Open Joint-Stock Company North-West Telecom.

Issuer's forecast as to probability of license prolongation: ***positive***

License: ***854r***
Date of issue: ***15.03.2004***
Validity period: ***till 15.03.2009***
Authority issuing the license: ***The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection***
Areas of activities: ***distribution of cryptographic facilities***
The license is applicable to:

Artelecom of Arkhangelsk Oblast, Murmanelektrosvyaz, Novgorodtelecom, Petersburg Telephone Network, Elektrosvyaz of Vologda Oblast, Elektrosvyaz of Kaliningrad Oblast, Electrosvyaz of the Republic of Karelia, Electrosvyaz of Pskov Oblast Branches of the Open Joint-Stock Company North-West Telecom.

Issuer's forecast as to probability of license prolongation: *positive*

License: ***855u***
Date of issue: ***15.03.2004***
Validity period: ***till 15.03.2009***
Authority issuing the license: ***The Centre of the Federal Security Service (FSB) of Russia for Licensing, Certification and State Secret Protection***
Areas of activities: ***provision of cryptooperation services***
The license is applicable to:
Artelecom of Arkhangelsk Oblast, Murmanelektrosvyaz, Novgorodtelecom, Petersburg Telephone Network, Elektrosvyaz of Vologda Oblast, Elektrosvyaz of Kaliningrad Oblast, Electrosvyaz of the Republic of Karelia, Electrosvyaz of Pskov Oblast Branches of the Open Joint-Stock Company North-West Telecom.

Issuer's forecast as to probability of license prolongation: *positive*

License: ***SPB 02235***
Date of issue: ***24.05.2004***
Validity period: ***till 1.04.2009***
Authority issuing the license: ***Main Board of Natural Resources and Environment Protection of the Ministry of Natural Resources of Russia for St. Petersburg and Leningrad Oblast, Committee for Nature Management, Environment Protection and Environmental Safety of the St. Petersburg government***
Areas of activities: ***the Earth's interior use: prospecting and extraction of subsurface process waters for technological purposes (for use in air-cooling units)***
The license is applicable to:
5/7, Bataysky pereulok, Admiralteysky district, St. Petersburg

Issuer's forecast as to probability of license prolongation: *positive*

License: ***78-01-000285***
Date of issue: ***14.04.2005***
Validity period: ***till 14.04.2010***
Authority issuing the license: ***Federal Service for Supervision in the Field of Health Care and Social Development***
Areas of activities: ***Medical activities. Before-doctor aid: medical business, dentistry, physiotherapy. Other medical activities: pre-departure medical examination of drivers.***
The license is applicable to:
The Branch Novgorodtelecom

Issuer's forecast as to probability of license prolongation: *positive*

License: ***00338***
Date of issue: ***06.04.2004***
Validity period: ***till 01.04.2007***
Authority issuing the license: ***United Board for Natural Resources and Environment Protection of the Ministry of Natural Resources of Russia for Novgorod Oblast***
Areas of activities: ***water resources management (surface-water bodies) waste water disposal to the river of Volkhov***
The license is applicable to:
The Branch Novgorodtelecom

Issuer's forecast as to probability of license prolongation: *positive*

License: ***00339***
Date of issue: ***06.04.2004***
Validity period: ***till 01.04.2007***

Authority issuing the license: ***United Board for Natural Resources and Environment Protection of the Ministry of Natural Resources of Russia for Novgorod Oblast***
Areas of activities: ***water resources management (surface-water bodies) waste water disposal to the river of Veryazhka***
The license is applicable to:
The Branch Novgorodtelecom

Issuer's forecast as to probability of license prolongation: *positive*

License: ***00368***
Date of issue: ***01.02.205***
Validity period: ***till 31.12.2029***
Authority issuing the license: ***Division for Water Resources of the Water Board for Dvina-Pechora basin in Komi Republic***
Areas of activities: ***water resources management (surface-water bodies): the use of sections of water areas for underwater paths of communication cables; for placing swimming accessories***
The license is applicable to:
Svyaz of the Republic of Komi Branch

Issuer's forecast as to probability of license prolongation: positive

3.2.7. Issuer's Joint Activity

The Issuer conducts no joint business

3.2.10. Extra requirements for Issuers whose key activities consist in provision of communication services

License: *22791*
Date of issue: ***11.07.2002***
Validity period: ***till 11.07.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of telematic services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***
Basic conditions of activities:

1) OJSC NWT (the Licensee) may provide telematic services of a public communication network (e-mail, informant resource access, facsimile messages, information/inquiry, message handling, speech information transmission, voice message, audio conference, and video conference) in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous District and Saint Petersburg.

2) The services shall be provided using the Licensee's telematic service engineering facilities.

The Licensee's telematic service installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 500,000 users (of which, at least 100,000 users by the end of 2003).

The capacity of the Licensee's speech information transmission telematic service shall ensure provision of at least 5,000 simultaneous conversations by the end of the license term of validity. The number of users simultaneously participating in an audio or video conference session shall be at least 100 (of which, at least 10 by the end of 2003).

3) The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.

4) The licensee may connect data transmission equipment to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network, and use communication channels and physical circuits of a public communication network.

The Licensee's data transmission equipment may only be connected to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network as subscriber devices.

5) Connection of the Licensee's speech information transmission telematic service to a public telephone communication network or to the portion of the Iskra network used for commercial purposes, and use of communication channels and physical circuits of a public communication network shall be

based on an agreement with the operators of the respective public communication networks and at tariffs effective for the relevant category of users.

6) The capacity of the subscriber (connecting) multiple trunks used to connect the Licensee's equipment for speech information transmission telematic services to the switching stations of the public telephone communication network shall meet the effective requirements for the maximum load in busy hours (BH) per subscriber (connecting) line. Where a local telephone communication network has adequate facilities, the BH maximum load values may be updated by agreement between the local telephone communication network operator and the telematic service operator.

7) The Licensee may not provide its speech information transmission telematic service equipment for inter-exchange or inter-network connections on public telephone communication networks.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *22792*
Date of issue: *11.07.2002*
Validity period: ***till 11.07.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of data transmission services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***
Basic conditions of activities:

1) ***Data transmission services shall be provided using the licensee's data transmission network.***
2) ***The Licensee's network installed subscriber capacity shall provide for connection, by the end of the license term of validity, of at least 1000 users (of which, at least 500 users by the end of 2003).***
3) ***The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.***
4) ***The licensee may connect data transmission equipment to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network, and use communication channels and physical circuits of a public communication network.***
5) ***The Licensee's data transmission equipment may only be connected to a public telephone communication network, to the portion of the Iskra network used for commercial purposes, and to the AT/Telex telegraph network as subscriber devices.***
6) ***International telex traffic generated by users may only be transmitted via the international station of the Telex network of the Russian Federation. Wireless data transmission equipment operating in the 2400-2483.5 MHz frequency range may be used subject to permission by the State Radio Frequency Service of the RF Ministry of Communication and Information Technologies.***
7) ***The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for necessary preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the user.***

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *23225*
Date of issue: ***1.08.2002***
Validity period: ***till 01.08.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of long-distance and international telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***
Basic conditions of activities:

1) The Licensee's network capacity is 5 payphones and 50 call offices.

2) Long-distance and international telephone communication services shall be provided to users with the payphones and call office terminal facilities connected to local telephone networks of the appropriate public network operators, and of other operators licensed to provide local telephone services in the given territory, at the subscriber device level, under a joint business agreement.

Local, long-distance and international telephone communication services via payphone equipment shall be provided in compliance with the "Concept of a Uniform Payphone Card of Russia".

3) By the end of the third year, the Licensee shall ensure commissioning of at least 70% of the network capacity as specified in paragraph 1.

4) Communication channels and physical circuits of a public communication network may be used to transmit telecommunication signals under an agreement with operators of the appropriate public communication networks and at the rates effective for the given category of users.

5) The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for necessary preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the user.

6) The Licensee shall provide the users with communication services of a quality meeting the standards, regulations, certificates, and terms of the communication service contract.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *23226*
Date of issue: ***14.11.2002***
Validity period: ***till 14.11.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of telegraph communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***
Basic conditions of activities:

1) The telegraph communication services shall be provided using the Licensee's engineering facilities. The installed capacity of the telegraph switching and transmission facilities owned by the Licensee should ensure full meeting of the demand for telegraph communication in the licensed area.

2) The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.

3) The Licensee may connect telegraph communication equipment to a public telegraph network (TG-P) and to an AT/Telex network, and receive and lease communication channels and physical circuits of a public communication network.

4) The Licensee's telegraph communication equipment may be connected to a public telegraph network (TG-P) at the level of terminal devices and message switch centers. The Licensee's equipment may be connected to an AT/Telex network at the level of subscriber devices and channel switch stations.

AT/Telex networks may be used to transmit telegrams via a public telegraph network subject to the Issuer documenting the information on the transmitting subscriber terminal, time of sending, and text of the telegram. The accounts for telegraph traffic passed via a public telegraph network (TG-P) or an AT/Telex network shall be settled in the established procedure.

5) The Licensee shall provide the communication services covered by this license daily, 24 hours a day, without interruption, except for necessary preventive maintenance and repair, which shall be scheduled so as to cause the least inconvenience to the user.

6) The Licensee shall comply with the requirements of the Communications Administration of the Russian Federation as to the traffic handling and service provision procedure.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors
Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *23224*
Date of issue: ***01.08.2002***
Validity period: ***till 01.08.2007***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***leasing out communication channels in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***
Basic conditions of activities:
1) leasing out data channels
2) leasing out TV program and audio broadcasting channels
3) leasing out local, intrazonal channels and communication paths
4) leasing out physical circuits for telecommunication signal transmission
Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors
Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *23227*
Date of issue: *4.10.2002*
Validity period: ***till 04.10.2012***
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of local and intra-zone telephone communication services in the territory of the Republic of Karelia, Komi Republic, Arkhangelsk, Vologda, Kaliningrad, Leningrad, Murmansk, Novgorod and Pskov Oblasts, Nenets Autonomous Area, and Saint Petersburg***
Basic conditions of activities:

1) The Licensee shall provide to its network users access to long-distance and international telephone communication services via a public network.

2) The total installed capacity of the Licensee's communication network shall be at least 4,156,030 numbers, of which:

in the territory of the Republic of Karelia	***189,600 lines***
in the territory of the Komi Republic	***280,870 lines***
in the territory of Nenets Autonomous District and Arkhangelsk Oblast	***296,260 lines***
in the territory of Vologda Oblast	***301,880 lines***
in the territory of Kaliningrad Oblast	***163,520 lines***
in the territory of Leningrad Oblast	***415,150 lines***
in the territory of Murmansk Oblast	***273,470 lines***
in the territory of Novgorod Oblast	***167,140 lines***
in the territory of Pskov Oblast	***145,240 lines***
in the territory of Saint-Petersburg city	***1,922,900 lines***

3) Long-distance and international telephone communication services are provided using the Licensee's facilities, via a public network and a long-distance exchange of the appropriate geographic numbering zone, under agreements with OJSC Rostelecom, Russian Federation public long-distance and international communication operator.

4) The Licensee shall provide services in the licensed territory to any person requesting them, subject to appropriate engineering facilities.

5) The Licensee shall issue to other operators technical requirements for connection to its network, provided that they have licenses for public local / zonal communication services in the licensed area of the Licensee and in compliance with the effective rules and regulations of the RF Ministry of Communication and Information Technologies, meeting the applicable traffic handling rules and regulations.

6) Local / zonal communication services using radio relay transmission systems may be provided subject to a permit to use the operating frequencies according to industrial regulatory documents.

7) Subscriber lines of public telephone networks shall not be used as connecting lines.

8) The numbering in the Licensee's communication network shall correspond to the numbering plan of the RF public communication network.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:
There are no such factors
Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24658*
Date of issue: *30.12.2002*
Validity period: *till 30.12.2007*
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of wired network sound broadcasting in the territory of Arkhangelsk, Vologda, Kaliningrad, Murmansk, Novgorod and Pskov Oblasts, the Republic of Karelia and the Nenets Autonomous Area***
Basic conditions of activities:

1) The Licensee's network is designed for broadcasting audio programmes of Russian national and state-owned regional companies. Other programmes may be broadcast subject to a license for TV and radio broadcasting and under an appropriate agreement with the licensee broadcaster.

2) The Licensee shall provide the users with communication services of a quality meeting the standards, regulations, certificates, and terms of the license for TV and radio broadcasting and communication service contract.

3) The engineering facilities shall be operated as per the applicable GOST standards, industry rules and regulations, and meeting the occupational safety and fire safety rules and the Building Codes (SNiP).

4) Communication equipment may be used subject to an issued certificate of compliance of the Svyaz obligatory certification system.

Terms and feasibility of extension of the license term of validity:
The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *3166*
Date of issue: *24.01.1997*
Validity period: *till 1.07.2006*
Authority issuing the license: ***Ministry of Communication of the Russian Federation***
Areas of activities: ***Provision of local and long-distance telephone communication services (with addenda Nos. 1-4) in the territory of Leningrad Oblast***
Basic conditions of activities:

1) This license authorizes OJSC NWT to provide local and long-distance telephone communication services via a public network in the territory of Leningrad Oblast.

The total installed capacity of the Licensee's communication network shall be at least 50,100 lines.

2) Communication network capacity distribution:

Leningrad Oblast	
Vsevolozhsk District	***37,000 lines***
Gatchina District	***10,000 lines***
Vyborg District	***2,500 lines***
Tosno District	***300 lines***
Lomonosov District	***300 lines***

3) The Licensee's communication network may be connected to the public communication network of the Russian Federation at the level of local telephone network of St. Petersburg and Leningrad Oblast, to specifications of the appropriate public communication network operators, and in compliance with the general plan of Leningrad Oblast development.

4) Other communication networks shall not be connected to the Licensee's communication network within the licensed area to provide networks of access to the public communication network of the Russian Federation to their users.

5) The Licensee's communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication.

6) Radio extenders may be used in a subscriber area for the 330 MHz frequency range only, subject to a permit for operating frequency use from the RF communication supervision service.

7) The numbering in the Licensee's communication network shall correspond to the numbering plan of the RF public communication network.

8) Long-distance and international telephone communication services may be provided to the Licensee's network users via a public communication network only.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *24459*
Date of issue: *15.12.2002*
Validity period: *till 15.12.2007*
Authority issuing the license: ***Ministry of RF for Communication and Informatization***
Areas of activities: ***provision of mobile radio telephone communication services ALTAY in the territories of the cities of Vologda, Veliky Novgorod, Kaliningrad, Arkhangelsk and St. Petersburg***
Basic conditions of activities:

1. Maximum number of subscribers to the Licensee's network: 6,100.

2. The Licensee's communication network shall be built using radio telephone communicant equipment operated on the frequencies as per the Main Radio Frequency Center's Radio Frequency Permits No. 14-06-21/47659 of 10.11.2002, No. 14-06-21/47486 of 10.11.2002, No. 14-06-21/16455 of 07.04.2003, No. 14-06-21/47661 of 10.11.2002, No. 14-06-21/47660 of 10.11.2002 and No. 14-06-21/7269 of 13.02.2003.

3. Provision of communication services with the use of a communication facility under this license may only be started subject to a permit to operate such communication facility issued by the RF bodies of governmental supervision of communication and information technologies.

4. The network shall be designed and built in such a way that the percentage of failures inside the network in busy hours would not exceed 5% at the design load of 0.025 Erl per subscriber.

5. The Licensee's communication network may be connected to the RF public communication network at the local telephone network level, to specifications of the operators licensed to provide local telephone communicant services in the given territory.

6. Communication network equipment may be connected to the RF public communication network and operated in compliance with applicable regulatory documents of the RF Ministry of Communication and Information Technologies.

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

License: *30205*
Date of issue: *30.12.2003*
Validity period: *till 30.12.2013*
Authority issuing the license: Ministry of RF for Communication and Informatization
Areas of activities: ***provision of cellular radio telephone communication services in the range of 450 MHz (using the IMT-MC 450 technology) in the territory of Arkhangelsk Oblast***
Basic conditions of activities:

1. OJSC North-West Telecom (the Licensee) is authorized by this license to provide services of digital cellular radio telephone communicant via a public communicant network in the range of 450 MHz using the IMT-MC 450 technology in the territory of Arkhangelsk Oblast.

2. The licensee shall, apart from provision of services using the IMT-MC 450 technology, support the operability of its NMT-450 standard network (retain the coverage area without impairing the communication quality) till the decision of the RF Communications Administration concerning the closing of the federal NMT-450 standard cellular network.

3. In order to provide communication services by the IMT-MC 450 technology, the Licensee shall, at its own expense:

- initiate development of frequency and rate standards, and on their basis, set the terms of joint use of IMT-MC 450 networks and radio electronic facilities (REF) for civil and military purposes, prior to the start of the services;

- ensure vacation of continuous sections of the spectrum within the band assigned by the State Radio Frequencies Commission for this technology (453,00..457.4 MHz/463,0..467.4 MHz) for a stage-by-stage introduction of the technology IMT-MC 450-1x,2x:

by the start of provision of the services: one carrier, including the guard spaces;

1.25+2*0.26= 1.77 MHz;

by the end of the second year of operation: 2 carriers

2*1.25+2*0.26=3.02 MHz.

4. The installed network capacity in the area specified in paragraph 1 shall be, as of 31.12 of each year accordingly, at least:

2007 - 30,000 lines;

2013 - 100,000 lines.

The Licensee shall ensure provision of the services to at least 50% of the residents of the territory specified in the license by the end of the year 2007.The resident's coverage percentage may be updated during the implementation of this license's requirements.

Factors that may have an adverse effect on the Issuer's performance of its commitments under the licenses, and possibilities of their occurrence:

There are no such factors

Terms and feasibility of extension of the license term of validity:

The Issuer intends to extend the term of validity of the license

Issuer's commitments to create a subscriber base under the said license: ***all obligations of creating the subscriber base and other terms of the license are fulfilled within the established time and in the full volume***

b) Communication networks

The telecommunication network of OJSC NWT includes the following basic constituents:

- ***Local fixed telephone networks, including city and rural networks;***
- ***Wireless communication networks, including mobile radio telephone communication, mobile radio communication in public communication networks and subscriber radio access networks;***
- ***Document telecommunication networks, including traditional telegraph communication networks and data transmission and telematic services networks;***
- ***Wired-radio networks;***
- ***Primary networks:***
  - ***local;***
  - ***intra-zone.***

Description of OJSC NWT networks as of 31.03.2006.

1.1. Local fixed telephone networks, including city and rural networks;

Data on the installed and commissioned capacity of telephone exchanges of city and rural telephone networks are given in Table 1.

Table 1

	Installed capacity, thousand lines		Total commissioned capacity, thousand lines	
	City telephone networks	Rural telephone networks	City telephone networks	Rural telephone networks
Total for OJSC NWT	4391.194	422.159	4033.288	368.884

The digitalization level for the local telephone network of OJSC NWT on the whole is 53.79%: 56.68% on city telephone networks and 23.76% on rural telephone networks.

1.2. Wireless networks

Data on the composition and number of subscribers of wireless networks for branches of OJSC NWT are given in Table 2

Table 2

	Number of subscriber stations connected to the network, pcs.		
	Mobile radio telephone networks (NMT-450)	Mobile radio communication networks in public communication networks	Subscriber radio access
Total for OJSC NWT	1754	1242	6469

The NMT-450 standard mobile radio telephone network is deployed in Arkhangelsk Oblast and operated by the Arkhangelsk branch.

Mobile radio communication networks in public communication networks are organized on the basis of Altay-3M systems in the frequency band of 300 MHz in the territory of St. Petersburg, Arkhangelsk, Novgorod and Leningrad Oblast.

Subscriber radio access networks are built on the basis of Airspan-60, Airspan-4000 (St. Petersburg), DECT, KART-4 and Airlink-512S systems equipment.

1.3. Document telecommunication networks

1.3.1. Telegraph networks (Tributary Office Telegraph Communication, switched channel telegraph service/ Telex)

Due to the decreased demand for traditional services of telegraph communication, there is no increase in the volumes of telegraph networks. Nevertheless, telegraph networks continue to operate, are maintained at the appropriate level and upgraded. A gradual replacement of telegraph sets by modern computer-based terminals and replacement of obsolete message switching centers by modern united switching stations is taking place.

Data on outbound telegraph traffic for the 3rd quarter of 2006 are given in the Table 3.

Table 3

	Outbound telegraph exchange for the 1st quarter of 2006 (thousand telegrams)
Total for OJSC NWT	621

1.3.2. Data transmission and telematic service networks.

In the framework of document telecommunication networks of OJSC NWT, up-to-date data transmission and telematic service networks are being developed, ensuring corporate users' data exchange, access to the Internet, e-mail, video communication, etc.

At the moment, the regional multiservice network of OJSC North-West Telecom is being developed.

1.4. Wired-radio networks.

Wired-radio networks are developed in compliance with the Programme of Wired-Radio Development for the period to the year 2010 for Entities of the Russian Federation. The level of wired-radio networks state differs significantly in cities and villages, which determines the areas of these networks development: in the cities (towns) and rural areas where wired-radio networks exist and are profitable, they are developed by replacement of obsolete and worn equipment, while in the areas where there are no wired-radio networks or where they are unprofitable, their use is replaced by on-air (ultra-short waves - FM) broadcasting.

Data on the number of broadcasting points of wired-radio networks are given in the Table 4.

Table 4

	Number of broadcasting sets, thousand pcs.		Number of broadcasting sets of ultra-short waves - FM broadcasting, thousand pcs.	
	Total	Including multiprogramme ones	Total	Including those in rural areas
Total for OJSC NWT	855.535	752.145	107.596	89.744

1.5. Primary networks.

1.5.1. Local primary networks.

Local primary networks of NWT include interoffice city cable and radio-relay lines; cable, aerial and radio-relay connecting lines on rural telephone networks; subscriber access networks.

Interoffice city cable primary networks are developed on the basis of fibre-optic transmission lines only, using SDH transmission systems of the STM-1 – STM-16 levels, made by Siemens, Alcatel, ECI, NEC, Lucent Technologies, Ericsson.

In urban and rural areas where laying of fibre-optic cables is impossible or economically inadvisable, radio-relay lines are used. Radio-relay lines with PDH systems (IKM-15, IKM-30, NxE1, E3) and SDH systems (STM-1), as well as thin-route radio-relay lines (Nx voice-frequency channels) are used.

Local primary networks in rural areas mainly use metal cables with the IKM-30 and IKM-15 transmission systems, as well as multiplexers and modems using the xDSL technology (NxE1, E3).

Subscriber access is organized via metallic circuits in metal or optic cables, via digital channels using the xDSL technology and using radio access technologies.

1.5.2. Intrazone primary networks

Central-office primary networks use fibre-optic cables with SDH transmission systems of the STM-1 – STM-64 levels and optic linear terminals (NxE1); metal cables with digital PDH systems IKM-120, IKM-480, IKM-30, IKM-15 and analog transmission systems K-60P, K-120, K-300, K-1020S; aerial lines; as well as radio-relay lines with the PDH and SDH systems and thin-route radio-relay lines.

Data on the length of central-office network lines are given in the Table 5.

Table 5

	Length of cable lines, km		Length of radio-relay lines, km	
	Total	**including fibre-optic lines**	**Total**	**including digital radio-relay lines**
Total for OJSC NWT	10788.0	3770.7	3185.7	1005.0

2. ***Data on the Policy and Expenses of the Issuer in the Field of Scientific and Technical Development, in Respect of Licenses and Patents, New Designs and Research.***

2.1. As of 01.04.2006, in the framework of working on trademark registration, OJSC NWT filed applications for the registration of the combined trademarks "Advance" and "Avant-guard". According to the notification of the Federal Institute of Industrial Property, the applications of OJSC NWT have been accepted for consideration. A decision on the applications is expected in the 3rd quarter of 2006.

Types of channels leased, essential data of the channel lessor, and periods of the lease contracts.

Channel types (enlarged)	Essential details of the lessor			Number of channels	Contractual period
	Region of operation	Name	Address		
Tone frequency communication channels	Russia	OJSC Rostelecom	5, ul. Delegatskaya, Moscow	4378	unlimited, till termination subject to a notice of termination sent at least 1 month in advance
Digital channels	Russia	OJSC Rostelecom	5, ul. Delegatskaya, Moscow	1254	unlimited
	Russia	CJSC TransTeleCom	27, ul. Nizhegorodskaya, Moscow	28	unlimited
	Russia	OJSC MegaFon	30, Kadashevskaya nab., Moscow	11	1 year, extendable by default
	Russia	OJSC Mobile TeleSystems	43, ul. Marxistskaya, Moscow	573	1 year, extendable by default
	Russia	OJSC RTComm.Ru	8, Olsufyevsky pereulok, building 1, Moscow	1	1 year, extendable by default
	Russia	CJSC Zond Holding	11, ul. Ordzhonikidze, Moscow	2	1 year, extendable by default
	North-West	OJSC MegaFon, North-West Branch	44, the 7th line of V.O., Letter A, Saint Petersburg	12	1 year, extendable by default
	North-West	CJSC Rascom	93A, nab. Obvodnogo kanala, St. Petersburg	210	unlimited
	North-West	CJSC St. Petersburg Teleport	49, Borovaya ul., St. Petersburg	12	1 year, extendable by default
	North-West	CJSC Kaliningrad TransTeleCom	1, ul. Kiyevskaya, Kaliningrad	23	till the complete fulfillment of their obligations by the Parties
	Kaliningrad	CJSC Ekstel	41/1-11 ul Butkova, Kaliningrad	11	till 31.12.04, extendable by default for 1 year
	Murmansk Oblast	OJSC Kolatelecom	5/23, ul. Vorovskogo, Murmansk	25	in effect since 01.09.98 - unlimited
	Saint Petersburg	CJSC Peterstar	24, ul. B. Morskaya, St. Petersburg	6	2 years, extendable by default
	Saint Petersburg	CJSC Delta Telecom	22, ul. B. Morskaya, St. Petersburg	210	1 year, extendable by default

3.3. Plans of Issuer's Future Operation

A) The key areas of Company development allowing it to strengthen its position in the market are based on the following objectives:

Increasing the proceeds of the Company through:

- ***concentration on highly profitable consumer segments of the market;***
- ***increasing the income per client through providing extra and comprehensive services, including the increase of the income from corporate clients through providing the services of creating corporate networks;***
- ***expanding the subscriber base and creating the conditions to retain the available subscriber base.***

Strengthening the Company's market positions through:

- ***enhancing the orientation of the Company towards clients;***
- ***improving the consumer qualities of services (including servicing quality improvement);***
- ***pursuing a flexible competitive rate policy;***
- ***ensuring a competitive portfolio of services and developing it in the framework of the group of new promising services;***
- ***creating an up-to-date telecommunications infrastructure;***
- ***forming the Company's brand through aggressive promotion of services.***

Building an efficient Company management system.

The development plans of the Company are based on the following principles:

- ***orientation of the activities towards services related to new technologies (digital telephony, the group of new promising services: broadband access to the Internet, corporate networks on the basis of multiservice networks, Internet services, ISDN services, call centre services, telematic services);***
- ***predetermination of the investment programme by the marketing goals of the Company;***
- ***orientation of the marketing policy by business areas: population and small business, corporate clients, operators;***
- ***increasing the orientation towards clients by introducing the CRM programme;***
- ***enhancing the marketing effect on activity of target groups through developing the brand and actions aimed at increasing sales and clients loyalty.***

Note: Basic trends for improving competitive capacity in the communication services market till 2010 are approved by the Board of Directors of the Company on 23.12.2005.

Taking into account the development areas and the goals, the following areas of operation are the key priorities of the Company's investment activities:

Investment area	Business goals
New promising services	Domination in the broadband access services market (xDSL, Metro Ethernet, etc.) Growth of income through expanding the range of services provided to broadband access subscribers (creating an NGN network infrastructure) Stimulating the consumption of broadband access services through developing content applications on the basis of NGN Ensuring the leading positions in the market of dial-up access services (localized)
Projects for providing services to corporate clients	Domination in the market segment of providing comprehensive services at real estate construction sites (business centers, industrial zones, etc.) Growth of income from the available corporate clients (expanding the range of services provided) Transition to corporate clients servicing from alternative operators
Projects for providing services to the population	Domination in the market segment of providing comprehensive services/ telephone communications at residential real estate construction sites Satisfying the "profitable" queue (the payback period is up to 7 years)
Developing the channel infrastructure (at the backbone and zone level)	Cutting down expenses for channels leasing from communications operators Growth of income from sales of channel resources to communications operators Creating prerequisites for mass provision of new promising services Enhancing the availability of voice services

B) New services

Promising services	Development degree
Wideband access (DSL, home networks)	Is provided, intensive development during the year is planned
Development of NGN network infrastructure (IP TV)	Planned to be realized during 2006
Content development (applications, games etc)	Planned to be realized during 2006
Providing a package of services at real estate construction sites (providing telephone communications with further services)	Planned to be realized during 2006
Development of Call & Contact Center	Is provided, further development and renovation during the year is planned

Note: According to the Company's investment priorities for the year 2006, approved by the Company's Board of Directors on 30.03.2006

Sources of future income
Issuer's principal activities.

Possible changes in Issuer's primary business field
OJSC NWT does not plan any changes in the field of its principal business - provision of communication services

3.4. Participation of the Issuer in industrial, banking and financial groups, holdings, concerns and associations

Organization: The public union ***"Association of Documentary Telecommunications"***

The Issuer has been a member of the Association since the year 2002.

Position and functions of the Issuer in the organization: ***The Association was founded for the purpose of facilitating the implementation of the state policy in the field of telecommunication, facilitating the study of users' needs, agreeing upon and coordinating their interests with the interests of information and telecommunication systems manufactures and operators, facilitating the creation of a legislatively grounded standard and law mechanism of developing the information and telecommunication technologies and their applications, facilitating the integration of Russian telecommunication and information systems into the European and world infrastructures. OJSC North-West Telecom is a member of the Association.***

As a member of the organization, the Issuer performs the following functions:

- Paying annual membership fees in due time;

Facilitating the implementation of decisions taken by the state authority in the field of telecommunications;

- Facilitating the cooperation of departments and organizations in creating and using telecommunication networks;

- Facilitating the design and implementation of programmes for the development of data transmission networks and systems, telematic services, etc.

3.6. Issuer's subsidiaries and affiliates

Full official name: ***RSU (Repair and Construction Board) -Telecom Limited Liability Company***
Abbreviated official name: ***RSU - Telecom LLC***
Location: ***18, pr. Stachek, block 2, letter B, Saint Petersburg, Russia, 198095***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the Issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Construction, operation and renovation of production, social, cultural and utility facilities, including communication facilities***
Description of the role of the Company for the Issuer's business: ***The Company was established in the process of separation of non-essential businesses from the OJSC NWT structure***

Officials:
Sergey Grigoryevich Bukin
Year of birth: ***1959***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Board of Directors:
Grigory Borisovich Chernyak
Year of birth: ***1949***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.033196 %***
Percentage of Issuer's common stock held by the said party: ***0.034753 %***

Alexander Alexandrovich Shkryl
Year of birth: ***1966***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.000568 %***
Percentage of Issuer's common stock held by the said party: ***0.000729 %***

Andrey Alexeyevich Kulazhenkov
Year of birth: ***1964***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Recreation and Disease Prevention Centre "Svyazist" Limited Liability Company***
Abbreviated official name: ***RPK "Svyazist" LLC***

Location: ***poselok Petrovskoye, Priozersky rayon, Leningrad Oblast, 188732, Russia***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the Issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: Provision of services in health centre and resort treatment and care
Description of the role of the Company for the Issuer's business: ***Participation in the Company makes it possible to reduce Issuer's social expenditure. The Company was established in the process of separation of non-essential businesses from the OJSC NWT structure***

Officials:
Yury Nikolayevich Vinogradov
Year of birth: ***1950***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Board of Directors:
Grigory Borisovich Chernyak
Year of birth: ***1949***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.033196 %***
Percentage of Issuer's common stock held by the said party: ***0.034753 %***

Nikolay Gennadyevich Bredkov
Year of birth: ***1953***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.002333 %***
Percentage of Issuer's common stock held by the said party: ***0.002996 %***

Tatiana Alexandrovna Shuyskaya
Year of birth: ***1952***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.001311 %***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***AMT Closed Joint-Stock Company***
Abbreviated official name: ***AMT CJSC***
Location: ***24, ul. Bolshaya Morskaya, office 235, St. Petersburg, 191186, the Russian Federation***
Issuer's share in the authorized capital of the corporation: ***100 %***
Percentage of Company's common stock held by the Issuer: ***100 %***
Share of the party in the Issuer's authorized capital: ***0.164%***
Percentage of Issuer's common stock held by the said party: ***0.210%***
Ground, on which the company is considered a subsidiary of the Issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Operation in the securities market within the limits established by the active law.***
Description of the role of the Company for the Issuer's business: ***Participation in organizing a secondary market of Issuer's securities.***

Officials:
Vladimir Alexandrovich Sokolov
Year of birth: ***1976***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Board of Directors (Supervisory Board) - ***not provided for in the Articles of Association of the legal entity.***
Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Closed joint-stock company Svyaz Investment Company***
Abbreviated official name: ***CJSC IC Svyaz***
Location: ***60, ul Lenina, Syktyvkar, Komi Republic, Russia***
Issuer's share in the authorized capital of the corporation: ***100%***
Percentage of Company's common stock held by the Issuer: ***100 %***
Share of the party in the Issuer's authorized capital: ***0.21%***
Percentage of Issuer's common stock held by the company: ***0.027%***
Ground, on which the company is considered a subsidiary of the Issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Brokerage and dealership in the securities market*** Description of the role of the Company for the Issuer's business: ***Participation in organizing a secondary market of Issuer's securities***

Officials:
Board of Directors:
Alexandr Yuryevich Agalakov
Year of birth: ***1962***
Duties of the official: ***Member of the Board of Directors, sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Marina Alexandrovna Smoleva
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.00117%***
Percentage of Issuer's common stock held by the said party: ***0.001511%***

Vladislav Yuryevich Smyslov
Year of birth: ***1975***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Alexandr Surenovich Khutsiyev
Year of birth: ***1958***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.000358 %***
Percentage of Issuer's common stock held by the said party: ***0.000307 %***

Sergey Vladimirovich Statkevich
Year of birth: ***1976***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***

Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***NWT-Finance Limited Liability Company***
Abbreviated official name: ***NWT-Finance LLC***
Location: ***26, ul. Bolshaya Morskaya, office 422, St. Petersburg, the Russian Federation***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of the Issuer's common stock held by the said subsidiary: ***none***
Ground, on which the company is considered a subsidiary of the Issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Transactions with securities, when this does not contradict the RF law.***
Description of the role of the Company for the Issuer's business: ***Participation in organizing a secondary market of Issuer's securities.***

Officials:
Sergey Vladimirovich Statkevich
Year of birth: ***1976***
Duties of the official: ***sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Board of Directors and collective executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Novgorod Datacom Limited Liability Company***
Abbreviated official name: ***Novgorod Datacom LLC***
Location: ***20, ul. Mikhaylova, Veliky Novgorod, 173000, Russia***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the Issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Data transmission services; Telematic services; Voice communication services of telematic data transmission services***
Description of the role of the Company for the Issuer's business: ***The Company operates in a market segment of high priority for the Issuer and provides services strategically important for the Issuer. Cooperation with the Issuer in foundation and development of data transmission network and telematic services centre in the territory of Novgorod Oblast.***

Officials:
Victor Evgenyevich Novikov
Year of birth: ***1946***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***0.014946%***
Percentage of Issuer's common stock held by the said party: ***0.01841%***

Sergey Fyodorovich Makarov
Year of birth: ***1963***
Duties of the official: ***member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.000203 %***
Percentage of Issuer's common stock held by the said party: ***0.000261 %***

Nikolay Pavlovich Emelyanov
Year of birth: ***1948***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.074383%***
Percentage of Issuer's common stock held by the said party: ***0.08316%***

Marina Alexandrovna Smoleva
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.00117%***
Percentage of Issuer's common stock held by the said party: ***0.001511%***

Andrey Yakovlevich Lang
Year of birth: ***1970***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Igor Vladimirovich Poluektov
Year of birth: ***1975***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Parma-Paging Limited Liability Company***
Abbreviated official name: ***LLC Parma Paging***
Location: ***31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi***
Issuer's share in the authorized capital of the corporation: ***100 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the Issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***Paging services have no prospects. A decision has been taken to liquidate the share of participation.***

Officials:
Igor Yurievich Markov
Year of birth: ***1974***
Duties of the official: ***Chairperson of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Vera Anatolievna Chuprova
Year of birth: ***1954***
Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Nikolay Albertovich Karakchiyev
Year of birth: ***1967***

Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***0.004022%***
Percentage of Issuer's common stock held by the said party: ***0.003273%***

Sole executive body: ***The sole executive body in the course of voluntary liquidation is not provided for by the legislation.***

Full official name: ***Artelecom Service Limited Liability Company***
Abbreviated official name: ***"Artelecom Service" LLC***
Location: ***4, proyezd Priorova, Arkhangelsk, 163071, Russian Federation***
Issuer's share in the authorized capital of the corporation: ***77 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the Issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***Local telephone communication services; Organization of hotel services and consumer services; Sporting, health-improving, tourist and other services; Organization and commercial operation of public catering outlets: restaurants, cafes, bars and other facilities.***
Description of the role of the Company for the Issuer's business: ***The Company services Issuer's secondary assets.***

Officials:
Alexandr Alexandrovich Vavilin
Year of birth: ***1950***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.015298 %***
Percentage of Issuer's common stock held by the said party: ***0.018986 %***

Nikolay Gennadyevich Bredkov
Year of birth: ***1953***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.002333 %***
Percentage of Issuer's common stock held by the said party: ***0.002996 %***

Sergey Arkadyevich Surovtsev
Year of birth: ***1947***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.007285%***
Percentage of Issuer's common stock held by the said party: ***0.008784%***

Oleg Stanislavovich Shedenkov
Year of birth: ***1967***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Alla Victorovna Ionina
Year of birth: ***1953***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Elvira Ravilovna Sadykova

Year of birth: ***1967***
Duties of the official: ***Sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Bona Limited Liability Company***
Abbreviated official name: ***Bona LLC***
Location: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Issuer's share in the authorized capital of the corporation: ***51 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the Issuer: ***Prevailing interest in the authorized capital of the company***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***A decision has been taken to liquidate the share of participation.***
Sole and collective executive bodies have not been elected due to the fact that the organization is under liquidation

Full official name: ***Kolatelecom Open Joint-Stock Company***
Abbreviated official name: ***OJSC Kolatelecom***
Location: ***5/23, ul. Vorovskogo, Murmansk, 183038***
Issuer's share in the authorized capital of the corporation: ***50 %***
Percentage of common stock held by the Issuer: ***50 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a subsidiary of the Issuer: ***The Issuer holds over 20% of the Company's authorized capital. In virtue of predominating number of votes held by the Issuer's representatives in the Company's Board of Directors the Issuer may determine decisions made by this management body***
Basic areas of business of the Company: ***Leasing out communication channels; Data transmission services; Telematic services; broadcasting of TV and sound programmes via a cable TV network***
Description of the role of the Company for the Issuer's business: ***The Company operates in a market segment of high priority for the Issuer and provides services strategically important for the Issuer***

Officials:
Andrey Yakovlevich Lang
Year of birth: ***1970***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Marina Alexandrovna Smoleva
Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.00117%***
Percentage of Issuer's common stock held by the said party: ***0.001511%***

Nina Yakovlevna Troshina
Year of birth: ***1953***
Duties of the official: ***Member of the Board of Directors***

Share of the party in the Issuer's authorized capital: ***0.000216%***
Percentage of Issuer's common stock held by the said party: ***0.000266 %***

Alexandr Alexeyevich Khlyzov
Year of birth: ***1946***
Duties of the official: ***Member of the Board of Directors, sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Nikolay Borisovich Korzenev
Year of birth: ***1971***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body (management, directorate) - ***not provided for in the Articles of Association of the legal entity***

Full official name: ***Parma-Inform Limited Liability Company***
Abbreviated official name: ***"Parma-Inform" LLC***
Location: ***31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi***
Issuer's share in the authorized capital of the corporation: ***50 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of the Issuer's common stock held by the said subsidiary: ***none***
Ground, on which the company is considered a dependent company of the Issuer: ***The Issuer holds over 20% of the Company's authorized capital***
Basic areas of business of the Company: ***Telematic and data transmission services***
Description of the role of the Company for the Issuer's business: ***Cooperation with the Issuer for the purpose of creating and development of data transmission networks in the territory of Komi Republic***

Officials:
Alexandr Veniaminovich Selivanov
Year of birth: ***1963***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.001871 %***
Percentage of Issuer's common stock held by the said party: ***0.000307 %***

Igor Vladimirovich Poluektov
Year of birth: ***1975***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Roman Evgenyevich Monyakhin
Year of birth: ***1980***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Eduard Anatolievich Rozhkov
Year of birth: ***1972***
Duties of the official: ***sole executive body***

Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Commercial Television and Radio Closed Joint-Stock Company***
Abbreviated official name: ***Com TV CJSC***
Location: ***3, Academician Pavlov ul., St. Petersburg, 197022***
Issuer's share in the authorized capital of the corporation: ***40 %***
Percentage of common stock held by the Issuer: ***40 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the Issuer: ***The Issuer holds over 20% of voting shares***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***A decision has been taken to liquidate the share of participation.***
Sole and collective executive bodies have not been elected due to the fact that the organization is under liquidation

Full official name: ***Medexpress Insurance Closed Type Joint-Stock Company***
Abbreviated name: ***Insurance CJSC "Medexpress"***
Location: ***2, ul. Malaya Konyushennaya, St. Petersburg, 191186***
Issuer's share in the authorized capital of the corporation: ***34.59 %***
Percentage of common stock held by the Issuer: ***34.59 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the Issuer: ***The Issuer holds over 20% of voting shares***
Basic areas of business of the Company: ***Voluntary medical insurance: all varieties of personal and proprietary insurance***
Description of the role of the Company for the Issuer's business: ***Social effect of participation: insurance of Issuer's employees.***

Officials:
Grigory Borisovich Chernyak
Year of birth: ***1949***
Duties of the official: ***Chairperson of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***0.033196 %***
Percentage of Issuer's common stock held by the said party: ***0.034753 %***

Frieder Booble
Year of birth: ***1948***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Valery Nikolayevich Yashin
Year of birth: ***1941***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***0.143149 %***
Percentage of Issuer's common stock held by the said party: ***0.089292 %***

Wolfgang Wand
Year of birth: ***1952***

Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Gerhard Jurk
Year of birth: ***1948***
Duties of the official: ***Member of the Supervisory Board***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Nataliya Yuryevna Shumilova
Year of birth: ***1946***
Duties of the official: ***Member of the collegiate executive body, sole executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Vladimir Grigoryevich Kaufman
Year of birth: ***1948***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Lidiya Tomovna Beryozka
Year of birth: ***1953***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Yury Alexandrovich Samovarov
Year of birth: ***1960***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Alexey Alexandrovich Krasnoyartsev
Year of birth: ***1964***
Duties of the official: ***Member of the collegiate executive body***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Full official name: ***PARMA-TELECOM Limited Liability Company***
Abbreviated official name: ***PARMA-TELECOM LLC***
Location: ***10, ul Kommunisticheskaya, Syktyvkar, 167610, Russia***
Issuer's share in the authorized capital of the corporation: ***34.18 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the company: ***none***
Ground, on which the company is considered a dependent company of the Issuer: ***The Issuer holds over 20% of voting shares***
Basic areas of business of the Company: ***Provision of local, long-distance and international telephone communication services***
Description of the role of the Company for the Issuer's business: ***In fact the Company does not operate according to the license. The share of participation shall be liquidated.***

Officials:
Pavel Gennadievich Golovanov

Year of birth: ***no data***
Duties of the official: ***Chairperson of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Sergey Gennadievich Pisarev
Year of birth: ***1970***
Duties of the official: ***Member of the Liquidation Committee***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Nikolay Albertovich Karakchiyev
Year of birth: ***1967***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.004022%***
Percentage of Issuer's common stock held by the said party: ***0.003273%***

Full official name: ***WestBaltTelecom Closed Joint-Stock Company***
Abbreviated official name: ***WBT CJSC***
Location: ***2, pl. Vasilevskogo, Kaliningrad, 236016, the Russian Federation***
Issuer's share in the authorized capital of the corporation: ***28 %***
Percentage of common stock held by the Issuer: ***28 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the Issuer: ***The Issuer holds over 20% of voting shares***
Basic areas of business of the Company: ***Local, long-distance and international telephone communication services, data transmission services, telematic services;***
Description of the role of the Company for the Issuer's business: ***The Company operates in a market segment of high priority for the Issuer and provides services strategically important for the Issuer. Cooperation with the Issuer in upgrade and development of telecommunications in Kaliningrad Oblast.***

Officials:
Natalya Nikoleyevna Artemova
Year of birth: ***1951***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***0.000017%***
Percentage of Issuer's common stock held by the said party: ***0.000021%***

Oleg Stanislavovich Shedenkov
Year of birth: ***1975***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Samoil Davidovich Moldavskiy
Year of birth: ***1963***
Duties of the official: ***Member of the Board of Directors, sole executive body***
Share of the party in the Issuer's authorized capital: ***0.000982 %***
Percentage of Issuer's common stock held by the said party: ***0.000212 %***

Sergey Stepanovish Savchuk

Year of birth: ***1957***
Duties of the official: ***Member of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***

Andrey Yevgenyevich Patoka
Year of birth: ***1969***
Duties of the official: ***Chairperson of the Board of Directors***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Collegiate executive body: ***not provided for in the Company's Articles of Association.***

Full official name: ***Octagon Technologies Closed Joint-Stock Company***
Abbreviated official name: ***OCTATECH CJSC***
Location: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
Issuer's share in the authorized capital of the corporation: ***26.4 %***
Percentage of common stock held by the Issuer: ***26.4 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the Issuer: ***The Issuer holds over 20% of shares***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***A decision has been taken to liquidate the share of participation.***
Sole and collective executive bodies have not been elected due to the fact that the organization is under liquidation.

Full official name: ***Dancell Closed Type Joint-Stock Company***
Abbreviated official name: ***Dancell, SPb CTJSC***
Location: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Issuer's share in the authorized capital of the corporation: ***23.65 %***
Percentage of common stock held by the Issuer: ***23.65 %***
Share of the party in the Issuer's authorized capital: ***none***
Percentage of Issuer's common stock held by the said party: ***none***
Ground, on which the company is considered a dependent company of the Issuer: ***The Issuer holds over 20% of shares***
Basic areas of business of the Company: ***No operation, under liquidation***
Description of the role of the Company for the Issuer's business: ***The share of participation shall be liquidated***
Sole and collective executive bodies have not been elected due to the fact that the organization is under liquidation

3.7. Composition, structure and value of Issuer's fixed assets, information on plans for acquisition, replacement and retirement of fixed assets, and on all facts of Issuer's fixed assets burdening

3.7.1. Fixed assets

As of 31.03.2006, roubles

Name of the group of fixed assets	Initial (replacement) value (roubles)	Amount of charged depreciation, roubles
Land plots and nature management sites	18,464,205	
Buildings	4,944,273,335	1,009,624,274
Communication line	6,998,595,788	3,202,456,512

Other facilities	471,538,757	168,215,490
Transport facilities, except for social sphere	356,189,510	137,995,894
Switchboards	7,925,658,594	2,036,112,514
Other equipment of communication networks	9,610,585,354	3,395,219,670
Computing and office facilities	1,486,031,989	640,463,429
Other fixed assets, except for social sphere	4,806,620,555	4,445,484,133

As of 31.12.2005, roubles

Name of the group of fixed assets	Initial (replacement) value (roubles)	Amount of charged depreciation, roubles
Land plots and nature management sites	18,464,205	
Buildings	5,006,581,814	1,176,700,512
Communication line	9,451,705,434	4,493,414,460
Other facilities	744,813,216	254,523,327
Transport facilities, except for social sphere	345,654,104	195,486,445
Switchboards	8,483,625,012	3,243,268,408
Other equipment of communication networks	9,048,925,291	3,261,744,639
Computing and office facilities	1,420,573,373	757,240,034
Other fixed assets, except for social sphere	1,999,063,914	1,153,791,427

As of 31.12.2004, roubles

Name of the group of fixed assets	Initial (replacement) value (roubles)	Amount of charged depreciation, roubles
Land plots and nature management sites	18,719,473	
Buildings	4,684,743,382	1,131,840,910
Communication line	8,065,526,370	4,282,886,082
Other facilities	729,349,998	262,555,892
Transport facilities, except for social sphere	321,602,818	167,611,208
Switchboards	6,923,682,337	2,635,667,518
Other equipment of communication networks	7,826,119,150	3,105,164,963
Computing and office facilities	1,082,418,929	597,951,143
Other fixed assets, except for social sphere	1,672,707,109	881,675,221

As of 31.12.2003, roubles

Name of the group of fixed assets	Initial (replacement) value (roubles)	Amount of charged depreciation, roubles
Land plots and nature management sites	5,127,561	
Buildings	4,156,915,542	955,968,189
Communication lines	5,586,399,798	3,270,845,802
Other facilities	502,608,134	208,430,516
Transport facilities	191,280,811	104,544,390
Switchboards	4,163,798,199	1,459,814,970
Other equipment of communication networks	6,113,948,523	2,375,157,262
Computing and office facilities	711,489,075	376,121,054
Other fixed assets	1,353,609,233	691,140,245

Plans for acquisition, replacement or withdrawal of fixed assets, the value of which is 10 and more per cent of the value of fixed assets of the Issuer and other fixed assets at the Issuer's discretion: ***none***

IV. Data on Financial and Economic Operation of the Issuer

4.1. Results of the Financial and Economic Operation of the Issuer

4.1.1. Profit and Loss

Index	Unit of measurement	2001	2002	2003	2004	2005	1st quarter of 2006
Returns from sales of goods, products, works, services	thousand roubles	3,951,387	10,091,841	12,336,392	15,355,680	20,383,486	4,800,948
Sale profit	thousand roubles	1,237,444	2,648,472	2,852,668	3,093,697	3,810,675	1,535,936
Net profit (retained profit (uncovered loss))	thousand roubles	364,112	327,264	837,478	1,326,987	1,844,135	670,131
Profitability of assets	%	4.48	2.19	4.75	5.23	6.24	6.44
Profitability of own capital	%	5.80	3.00	7.30	9.09	11.39	11.51
Net profitability ratio	%	9.21	3.24	6.79	8.64	9.05	13.96
Capital turnover		0.55	0.82	0.9	0.8	0.8	0.19
Profitability of products (sales)	%	30.29	26.24	23.12	20.15	18.69	31.99
The value of uncovered loss as of the date under report	thousand roubles	none	none	none	none	none	none
Ratio of uncovered loss as of date under report and balance currency	thousand roubles	none	none	none	none	none	none

The dynamics of the changes in the Company's business indices have been uneven, which is caused by the reorganization process that has been going on with the Company during the recent years. Thus, for the year 2001 the data are given for OJSC PTN, while for the years 2002, 2003, 2004, 2006 and for the 1st quarter of 2006 there have been provided consolidated data foe all the Company (including OJSC PTN and all affiliated branches). Starting from 1st October 2004, after the completion of the procedure of OJSC Lensvyaz and OJSC Svyaz of the Republic of Komi joining the Company, the profit and loss report has been made up taking into account the said communication operators.

In 2005 the volume of proceeds as compared to 2004 increased by 5,027,806,000 roubles (or by 32.7%) and reached 20,383,486,000 roubles for the year.The share of income from communication services in the aggregate proceeds practically did not change in the year under report and amounted to 96.7%.

The profit from sales for the period in question increased by 22.2% and amounted to 3,810,675,000 roubles for the year.

The income growth is accounted for by the increased volume of provided services and the increased rates level.

Net profit is the final financial result of the company's operation in the period under report. It describes actual growth (increase) of the company's own capital. According to the results of 2005 the Company's net profit was 1,844,135 thousand roubles.

Net profit for the 1st quarter 2006 was 670,131 thousand roubles which is 5% higher than for the 1st quarter of the previous year.

There was a certain reduction of sales profitability in 2005 as compared to the previous year, which can be explained by the excess of the costs growth rate (35.4%) over the proceeds growth rate (32.7%).

Profitability of the total assets and equity capital increased by 1.01% and 2.31% respectively in 2005 as compared to the previous year through the decreased assets turnover.

4.1.2. Factors that have influenced the change of the amount of receipts from Issuer's sales of goods, products, jobs, services and profits (losses) of the Issuer from the principal activity

Factors of changes in total amount of receipts for basic variety of services, %

Factors	Degree of influence on the change of the amount of proceeds from the principal business*, %	
	2005 / 2004	1st quarter of 2006 / 1st quarter of 2005
Change of the rates for communication services		
- change in the average monthly subscriber fee for a local telephone connection	27.2%	311.0%
- change in the price of a minute of outbound long-distance and international connections.	22.4%	x
Change in the scope of services provided		
- change in the number of subscriber devices of the city and rural telephone networks	3.9%	50.1%
- change in the volume of outbound long-distance and international traffic	-0.5%	x

**the degree of influence is deemed to mean here the portion of change in proceeds for the service in the aggregate change of the total proceeds*

4.2. Issuer's liquidity

Index	2001	2002	2003	2004	2005	1st quarter of the year 2006
Own current assets, thousand roubles	-514,002	-1,430,186	-4,445,960	-7,388,685	-9,112,259	-8,867,403
Own assets autonomy ratio	0.77	0.73	0.62	0.58	0.55	0.56
Fixed asset index	1.08	1.13	1.39	1.50	1.56	1.53
Current liquidity factor	1.43	1.00	0.65	0.53	1.04	1.02
Rapid liquidity ratio	1.16	0.70	0.38	0.27	0.68	0.76

Liquidity indicators show the ability of the company to fulfil its short-term liabilities and are based on the principle of the correspondence of a part of current assets and short-term liabilities.

Own current assets are understood as the part of own capital allocated to current assets funding. The negative value of own circulating assets shows that investment is partially financed from borrowed funds.

The fixed assets index for the analyzed period is higher than the recommended value of 0.9, while the value has been calculated for enterprises with medium capital coefficient. Communication enterprises are considered to be enterprises with a high capital coefficient.

The current liquidity ratio shows the general availability of circulating funds for the short-term debt of the enterprise, the recommended value for Russian enterprises being from 1 to 2.

In the year 2005 the level of the liquidity ratio increased and reached the recommended value, comprising 1.04 on 01.01.2006.

The quick liquidity ratio as of 01.01.2006 increased as compared to the value as of 01.01.05 (from 0.27 to 0.68).

A significant improvement of Company's liquidity is first of all accounted for by the policy pursued by the Company in efficient management of the borrowed capital, as a result of which the short-term debt is gradually replaced by cheaper and longer borrowing sources (bonded loan and syndicated credit).

The asset equity ratio shows the equity share in the assets, its minimum rated value being 0.5 to 0.6.

In 2005 the autonomy ratio in fact remained the same and was 0.55 as of 01.01.06, which proves the retaining of the Company's financial standing to be stable. The ratio value complies the rated requirements, which describes the financial independence from creditors as high.

The ratio analysis proves the Company's financial standing to be stable. The Company's solvency is maintained at a high level, which is proved by the absence of overdue credit and loan debts and avoided delays of current payments.

4.3. Amount, structure and sufficiency of Issuer's capital and circulating funds

4.3.1. Amount and structure of Issuer's capital and circulating funds

Amount of own capital, thousand roubles

Index	2001	2002	2003	2004	2005	1st quarter of 2006
Authorized capital	587,498	937,940	937,940	1,131,415	1,131,415	1,131,415
Additional capital	4,966,187	6,941,473	6,859,040	8,126,713	8,075,451	8,046,223
Capital reserves	23,474	29,375	46,897	46,897	56,571	56,571
Retained Net Profit (Uncovered Loss)	702,014	2,964,896	3,477,942	5,299,818	0	0
Total amount of capital	**6,279,173**	**10,873,684**	**11,321,819**	**14,604,843**	**9,263,437**	**9,234,209**

Structure of Own Capital, %

Index	2001	2002	2003	2004	2005	1st quarter of 2006
Authorized capital	9.4%	8.6%	8.3%	7.7%	12.2%	12.2%
Additional capital	79.1%	63.8%	60.6%	55.6%	87.2%	87.1%
Capital reserves	0.4%	0.3%	0.4%	0.3%	0.6%	0.6%
Retained Net Profit (Uncovered Loss)	11.2%	27.3%	30.7%	36.3%	-	-
Total amount of capital	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100%**	**100%**

Sources of OJSC NWT's circulating assets funding

Circulating assets of OJSC NWT were funded to the amount of 20,116,743,000 roubles in 2005 and 4,579,158,000 roubles in the 1st quarter of 2006 from own sources (receipts from operating

activities).

The policy of OJSC NWT in the field of funding the circulating assets is aimed at financing circulating assets from own sources. Factors that may entail a change in the circulating assets funding policy – the probability of their emergence is low at the moment.

4.3.2. Issuer's Financial Investment

The list of the Issuer's financial investment making at least 10 per cent of the financial investment as of the end date of the quarter under report:

Item	TIN	Repayment date	Amount, roubles	Amount of investment in % of the total financial investment
Deposits				
OJSC JSCB "Svyaz-Bank", deposit No.118/2005 – deposit - EUR	7710301140	30.06.2006	669,468,000	66.10%
OJSC JSCB "Svyaz-Bank", deposit No.117/2005 – deposit - EUR	7710301140	30.06.2006	334,734,000	33.05%

Issuer's assets placed on deposit or other accounts in banks or other crediting organizations whose licenses have been suspended or revoked, or where a ruling exists as to their restructuring or winding up, or bankruptcy procedure initiation, or on recognizing such organizations as insolvent (bankrupts): none.

The amount of potential losses from financial investments as recorded in the Issuer's accounts in the period from the beginning of the reporting year till the end of the reporting quarter is, in the Issuer's opinion, limited by the book value of the assets.

The accounting standards (rules) in compliance with which the Issuer made the calculations shown in this clause:

The calculations shown in this clause were made in compliance with the standards set in Order No. 126n "Approval of PBU (Accounting Rules) No. 19/02 "Accounting of Financial Investment"" dated December 10, 2002.

4.3.5. Issuer's Intangible Assets

No.	Name of the intangible asset	Initial value, roubles	Amount of depreciation (negative values), roubles
1	Trademark No. 267969	55,127	-10,562
2	Trademark No. 120674	22,500	-3,938
3	Service trade mark	2,650	-1,501
4	Communication cards trademark	2,901	-1,524
	TOTAL	**83,178**	**-17,525**

There have been no contributions of intangible assets to the authorized capital or their receipts free of charge.

Accounting standard(s) rules, in compliance with which the Issuer presents information on its intangible assets:

Intangible assets are recorded in compliance with the accounting provisions "Accounting of Intangible Assets" PBU 14/2000, approved by the Order of the RF Ministry of Finance of 16.10.2000 No. 91n.

4.4. Data on the policy and expenses of the Issuer in the field of scientific and technical development, in respect of licenses and patents, new designs and research

Issuer's policy in the field of scientific and technical development:

Data on the Issuer's expenses for R & D financed from its own funds, thousand roubles:

2001: 40,696
2002: 35,555*
2003: 0
2004: 0
2005: 0
the 1st quarter of 2006: 0

* - merged companies taken into account (OJSC NWT was reorganized on the October 31, 2002 by taking over a number of telecommunication companies in the North-West of Russia.. The audited accounts and reports of OJSC NWT for the year 2002 include the data of the affiliated organizations, starting from November 1, 2002).

Information on legal protection of principal items of intangible property as established and obtained by the Issuer:

1. Certificate for the trade mark (service mark) No. 207969
Title Holder: OJSC NWT
Registered in the RF State Register of Trade Marks and Service Marks on April 28, 2004
The term of registration will expire on November 13, 2013.
2. As of 31.03.2006, in the framework of working on trademark registration, OJSC NWT filed applications for the registration of the combined trademarks "Advance" and "Avant-guard". According to the notification of the Federal Institute of Industrial Property, the applications of OJSC NWT have been accepted for consideration. A decision on the applications is expected in the 3rd quarter of 2006.

4.5. Analysis of the development trends in the field of the Issuer's principal activity

The development of the communication services market both in Russia on the whole and in the market of the Northwestern Federal District is characterized by the annual growth of income, however, the growth rate in the industry is slowing down.
During 2002-2005 the communication services market in Russia manifested a considerable growth rate:

Index	2000	2001	2002	2003	2004	2005
Income from communication services, billion roubles	133	178	252	367	506	665.5*
growth rate as compared to the previous year		134%	142%	146%	138%	132 %

Source: 2000-2001 Vestnik Telecommunikatsiy (Telecommunications Herald), 21.02.05, page 6., 2004 - Report of RF Minister of Information Technologies and Communications L.D. Reiman of 06.04.05.
** estimated mass media data: "Communications are Moving to Wire"; the aggregate capacity of the telecommunications market is 24.2 billion US dollars. The amount includes all types of telecommunications and mail services.*

The basic sources of market growth were: cellular communications, data transmission, TV and satellite communications, broadcasting.

The main trend is a change in the structure of income from fixed communications services and an increase in the proportion of income from data transmission services.

The local communications market is one of the stably growing markets. The rate of growth in the market is first of all determined by the inflation growth through the annual increase of the rates and, to a lesser degree, through a growth of the subscriber base, which, according to estimates, is growing approximately by 5% per year.

Against the background of the slow-down in the growth rate of the services of traditional fixed communications, the data transmission services are developing at a faster rate – first of all, this is the Internet access services market. In 2005 the market grew by 55%. A considerable part of the income was obtained from providing the broadband access services.

Later on, the trend towards the flow of subscribers from dial-up access to dedicated access will not only be retained – it will increase. On the whole, the results of the activities of OJSC NWT reflect the dynamics observed in the market.

	2003	2004	2005
Income from OJSc NWT's communications services growth rate as compared to the previous year	122%	125%	133%
OJSC NWT's net profit growth rate as compared to the previous year	255%	160%	138%

As compared to 2004, in 2005 the number of dial-up access users grew by 25.4 % and in the first quarter of 2006 it grew by another 7.3 %. The number of dedicated access users grew by 354 % in 2005 and by 183 % in the 1st quarter of 2006.

V. Detailed Data on the Persons Who are Members of the Issuer's Management Bodies, Issuer's Bodies for Control over its Financial and Economic Operation, and Brief Data on the Workers (Employees) of the Issuer

5.1. Data on the Structure and Terms of Reference of the Issuer's Management Bodies

Under articles 12, 13, 14 and 15 of the Articles of Association, the Issuer's management bodies are:

The general meeting of the shareholders is the supreme management body of the company.

The Board of Directors is the Company's collegiate management body providing general supervision of the Company's activities. The Company's Board of Directors is annually elected at the annual general meeting of shareholders by cumulative voting in the number of 11 persons.

The Management Board is the Company's collegiate executive body ensuring the execution of decisions taken by the General Meeting of the Shareholders and by the Board of Directors of the Company.

General Manager is the sole executive body managing the current operation of the Company.

Terms of reference of the general meeting of the Issuer's shareholders according to its Articles of Association (paragraph 12.2 of article 12 of the Issuer's Articles of Association):

The terms of reference of the general meeting of the shareholders include the following issues that cannot be handed over for consideration to the Board of Directors, General Manager or Management Board of the Company:

1) revisions of, and amendments to the Articles of Association, or approval of a new wording of the Articles of Association (except for the cases provided for by the Federal Law on Joint-Stock Companies), in which cases decisions may be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

2) restructuring of the Company on which a decision shall be taken by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

3) winding-up of the Company, appointment of a liquidation committee, and approval of the interim and the closing winding-up statement, decisions on which shall be taken by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

4) electing members of the Board of Directors by cumulative voting;

5) premature termination of authority of members of the Board of Directors on which the decision shall be taken by the majority of votes of holders of the Company's voting shares attending the Meeting;

6) definition of the number, nominal value and category (type) of the Company's stated shares and rights entitled by these shares, in which cases decisions shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

7) increase of the Company's Authorized Capital by increasing the share denomination, resolution on which shall be passed by the majority of votes of holders of the Company's voting shares attending the Meeting;

8) increasing the authorized capital of the Company by floating extra common stock through public subscription in case the number of extra floated shares is more than 25 per cent of the common stock earlier floated by the Company, the decision being taken by at least three fourths of the votes of the shareholders holding the Company's voting shares and taking part in the meeting;

9) increase of the Company's Authorized Capital by floating additional shares in a close subscription in which case a decision shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

10) reduction of the Company's Authorized Capital by reducing the share denomination; purchase of a part of the shares by the Company in order to reduce their overall number as well as by redemption of shares bought or repurchased by the Company, decision on which shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

11) election to the Company's Auditing Committee, and premature termination of its members' authority. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

12) approval of the Company Auditor. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

13) approval of annual reports, and annual accounting of the Company including profit and loss statements (income statements) of the Company as well as the distribution of profit including the payment (declaration) of dividends and losses of the Company according to the fiscal year results. The decisions in these cases shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

14) determination of the procedure of convening the General Meeting of the Shareholders of the Company, decision on which shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

15) splitting and consolidation of shares. The decisions in these cases shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

16) taking a decision on approval of party-related transactions, the decision being taken in the cases and according to the procedure provided for by chapter XI of the Federal Law On Joint-Stock Companies;

17) taking resolutions on approval of major transactions related directly or indirectly to purchase, alienation or possible alienation by the Company of property, the value of which exceeds 50% of the book value of the Company's assets on the basis of its accounting as of the latest reporting date, except for transactions effected as part of the Company's usual business, transactions related to floatation (sale) of the Company's common shares by subscription and transactions related to floatation of issued securities convertible into common shares of the Company. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

18) resolution on participation in holding companies, financial/industrial groups, associations, and similar commercial groups. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

19) approval of internal documents regulating the activities of the Company's bodies. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

20) floatation by the Company of convertible bonds and other issued securities convertible into shares, if such bonds (or other issued securities) are floated by close subscription or by public subscription, where in case of a public subscription such convertible bonds (or other issued securities) may be converted into the Company's common shares exceeding 25 percent of the previously floated common shares. The decision in this case shall be passed by at least three quarters of votes of holders of the Company's voting shares attending the Meeting;

21) taking a decision on making up for the Company's account expenses for preparation and holding of an a extraordinary general meeting of the Company's shareholders in the case when, contrary to the requirements of the active law of the Russian Federation, the Board of Directors has not taken a decision on convoking an extraordinary meeting and the meeting is convoked by other parties. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

22) relieving a party, who, independently or jointly with its affiliated parties, has acquired 30 and more per cent of floated common stock of the Company, from the duty of acquiring shares from other shareholders of the Company, the decision being taken by the majority of the votes of the shareholders holding the Company's voting shares and taking part in the meeting, except for the votes granted by the shares held by the said party and its affiliated parties;

23) decision on delegation of the authority of the Company's one-person executive body to a managing entity or a manager. The decision in this case shall be passed by the majority of holders of the Company's voting shares attending the Meeting;

24) deciding other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association (Charter).

The general meeting of shareholders may pass resolutions on matters provided in subparagraphs 2, 7, 8, 9, 15-19, and 23 of paragraph 12.2 of the Articles of Association (Charter) exclusively when introduced by the Board of Directors. ***In these cases, other persons entitled under applicable laws of the Russian Federation to enter items on the agenda of an annual or extraordinary general meeting of shareholders may not demand from the Board of Directors entering the listed matters on the meeting's agenda.***

The general meeting of shareholders may not consider or pass resolutions on matters that are not within its frame of reference according to the Federal Law "On Joint-Stock Companies".

The general meeting may not pass resolutions on matters that are not on the agenda, or revise the agenda.

Terms of reference of the Issuer's Board of Directors according to its Articles of Association (Charter) (paragraph 13.4 of article 13 of the Issuer's Articles of Association):

The terms of reference of the Company's Board of Directors include the following issues:

1) determining the priority areas of the Company's activities, including approval of the annual budget, medium- and long-term budgets, strategies and programmes of the Company's development, introducing amendments to the said documents, considering the results of their fulfillment; annual discussion of strategic issues of the Company's development;

2) preliminarily approving operations which are beyond the framework established by the annual budget of the Company;

3) convoking the annual and extraordinary General Meetings of the Shareholders, except for the cases provided for by clause 8 of article 55 of the Federal Law On Joint-Stock Companies;

4) approving the agenda of the General Meeting of the Shareholders;

5) setting the date for making up the list of the parties entitled to participation in the General Meeting of the Shareholders, and other issues included in the terms of reference of the Board of Directors in compliance with chapter VII of the Federal Law On Joint-Stock Companies and related to preparation and holding of the General Meeting of the Shareholders;

6) preliminarily approving the annual report of the Company;

7) increasing the authorized capital of the Company by the Company floating extra shares within the limits of the number of stated shares as established by the Articles of Association (Charter), except for the cases provided for by subclauses 8 and 9 of clause 12.2 of the Articles of Association;

8) floatation by the Company of bonds and other issued securities in the case when, under the terms of floatation of such bonds and other issued securities, they are not convertible into Company's shares;

9) floatation by the Company of bonds convertible into shares, and other issued securities convertible into shares, if such bonds (other issued securities) are floated through public subscription and the convertible bonds (other issued securities) can be converted into common stock of the Company making 25 or less per cent of earlier floated common stock;

10) establishing the price (cash evaluation) of property and the price of floatation and redemption of issued securities in the cases provided for by the Federal Law on Joint-Stock Companies;

11) approving decisions on the issue of securities, offering circulars of securities issue, reports on the results of Company's securities issue, reports on the results of Company's shares acquisition for the purpose of retiring them;

12) acquisition of shares, bonds and other securities floated by the Company in the cases provided for by the Federal Law On Joint-Stock Companies;

13) approval of the Company's registrar and the terms of the contract with him, as well as taking a decision on terminating the contract with him;

14) recommendations on the amount of dividend earned by shares, the form and time of its payment, and approval of a bylaw on dividend earned by shares of the Company;

15) the use of the reserve and other funds of the Company;

16) approving the bylaw regulating the procedures of internal control over financial and economic operation of the Company;

17) recommendations on the amount of remunerations and reimbursements paid to the members of the Company's Auditing Committee, approval of the terms of the contract made with the auditor, including the determination of his remuneration;

18) approval of the Provisions on the Structural Division of the Company Exercising Internal Control, agreeing upon candidates for the position of its manager and consideration of other issues, decisions on which must be taken by the Board of Directors in compliance with the Provisions on the said Division;

19) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 0.75 to 25% of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date;

20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of any property, the value of which is from 25 to 50 % of the balance value of the Company's assets as determined on the basis of its accounts as of the last reporting date, except for transactions made in the course of normal economic operation of the Company, transactions related to floatation of common stock of the Company through subscription (realization), as well as transactions related to floatation of issued securities convertible into the Company's common stock;

21) approval of related-party transactions in the cases provided for under Chapter XI of the Federal Law on Joint-Stock Companies;

22) determining the basic principles of constructing the organizational structure of the Company;

23) creating branches, opening and liquidating representative offices, approving Provisions on them;

24) preliminarily agreeing upon candidates for positions of branch and representative office managers and dismissal of such managers;

25) determining the priority areas of the branches activities;

26) appointing the one-person executive authority (General Manager), establishing the term of his/her office, and early termination of his/her powers;

27) electing (re-electing) the Chairperson of the Board of Directors of the Company and his/her deputy;

28) forming the collective executive authority (Management Board), establishing the term of its office, and early termination of the powers of the Management Board members;

29) agreeing upon combining positions in management bodies of other organizations by the person acting as the one-person executive body of the Company and by members of the Company's Management Board;

30) permitting to work for and receive wages from other organizations for the person acting as the one-person executive body;

31) forming standing or provisional (to resolve certain issues) committees of the Board of Directors, task groups, etc. and approving the Provisions on them;

32) appointing and dismissing the Corporate Secretary of the Company, and approving the Provisions on the Corporate Secretary and the staff of the Corporate Secretary;

33) approving terms of contracts (additional agreements) made with the General Manager, Members of the Management Board, managers of branches and representative offices, the manager of the Company's structural division exercising the internal control, with the Corporate Secretary of the Company, and considering issues, the decisions on which must be taken by the Board of Directors in compliance with the said contracts;

34) taking decisions on participation of the Company in other organizations (affiliation as a participant, terminating the participation, changing the amount or the face value of the share of participation, changing the number of shares or the face value of shares held by the Company) through purchasing or selling stock or shares and/or parts of shares and through investing extra contributions to the authorized capitals of other organizations;

35) taking decisions on Company's participation in nonprofit organizations, except for the cases provided for by subclause 18 of clause 12.2 of the Articles of Association, by affiliation as a participant, termination of participation, by investing extra contributions (fees) related to participation of the Company in nonprofit organizations;

36) deciding issues included in terms of reference of general meetings of the participants of commercial companies in which the Company is the only participant entitled to vote at the general meeting of the participants;

37) determining the procedure of the Company's interaction with organizations in which the Company participates;

38) approving the bylaw(s) setting forth the rules and approaches towards disclosure of information about the Company, procedure of using information on the Company's activities, on securities of the Company and on transactions with them, which is not accessible to the general public;

39) approving other bylaws of the Company, besides the ones provided for in clause 13.4 of the Articles of Association, that regulate the issues included in the terms of reference of the Company's Board of Directors, except for the bylaws, the approval of which is included by the Company's Articles of Association in the terms of reference of the general meeting of the shareholders and executive bodies of the Company;

40) approving the Company's risk management procedure;

41) approving the Company's Corporate Governance Code.

42) other issues provided for by the Federal Law On Joint-Stock Companies and by the Articles of Association.

Matters referred to frame of reference of the Board of Directors of the Company may not be delegated to a collegiate or one-person executive body of the Company.

Resolutions on the matters listed under subparagraphs 7 and 20 of paragraph 13.4 of the Articles of Association shall be passed unanimously by all the members of the Board of Directors except for the votes of dropped-out members of the Board of Directors.

Where unanimity of the Company's Board of Directors has not been achieved in matters listed under subparagraphs 7 and 20 of paragraph 13.4 of the Articles of Association, such matters may be presented to the general meeting of shareholders for resolution by decision of the Board of Directors. In this case, a decision may be passed by the majority of votes of holders of the Company's voting shares attending the meeting.

Decisions on the issues indicated in subparagraph 21 of paragraph 13.4 of the Articles of Association shall be taken by the majority of votes of independent directors who are not interested in making the transaction.

If all members of the Board of Directors of the Company are recognized as interested (related) parties and (or) are not independent directors, the transaction may be approved by a decision of the general meeting of the shareholders by the majority of votes of all shareholders holding voting shares who are not interested in the transaction.

Items other than those listed in paragraph 13.6 of the Articles of Association and classified in the frame of reference of the Board of Directors by the Federal Law "Joint-Stock Companies" and by the Articles of Association shall be passed by the majority of votes of the members of the Company's Board of Directors attending the session.

Terms of reference of the Issuer's collegiate executive bodies according to their Articles of Association (paragraph 14.4 of article 14 of the Issuer's Articles of Association):

The terms of reference of the Company's Management Board include the following issues of managing the current activities of the Company:

1) developing proposals on the priority areas of the Company's activities, including draft annual budgets, medium- and long-term budgets, strategies and programmes of the Company's development, proposals on introducing amendments to the said documents;

2) deciding upon the issues included in the terms of reference of supreme management bodies of non-profit organizations, in which the Company is the only promoter (participant), except for non-profit organizations, in which the supreme management body is formed without participation of a promoter (participant);

3) determining the personnel and social policy of the Company;

4) considering and taking a decision on making collective agreements and covenants, and approving the bylaw regulating the general provisions on labour incentives;

5) preparing materials and draft decisions on issues to be considered by the general meeting of the shareholders and the Board of Directors, and presenting the materials to committees of the Board of Directors;

6) working out the engineering, financial, economic and rate policy of the Company and its branches, strategies and programmes for development of branches;

7) working out the accounting policy, control over improvement of the methods of book-keeping and managerial accounting, as well as over the introduction of reporting according to international accounting standards in the Company and branches;

8) working out the methodology of planning, budgeting and controlling of the Company and its branches;

9) working out the policy of ensuring the Company's and branches' security;

10) determining the amount, form and procedure of endowing branches with property and withdrawing it from them;

11) determining the number of the members of collective executive bodies of branches and appointing them, as well as early termination of their powers, approving the Provisions on the Collective Executive Body of a Branch;

12) preliminarily agreeing upon candidates for the positions of deputy managers and chief accountants or branches and representative offices and dismissal of the said officials;

13) approving terms of contracts (additional agreements) made with members of collective executive bodies of branches, with deputy managers, and chief accountants of branches and representative offices, and considering issues, the decisions on which are to be taken by the Management Board in compliance with the above agreements;

14) approving annual and quarterly budgets of branches, introducing amendments to the said documents and considering the results of fulfilling them;

15) analysis of the results of the operation of Company's structural divisions, including separate divisions, and working out obligatory instructions for improvement of their operation;

16) approval of internal documents regulating matters in the frame of reference of the Managing Board, except for documents subject to approval by the General Meeting of the Shareholders and the Board of Directors of the Company.

17) approval of the Company's organizational structure, including the basic functions.

The Management Board of the Company may also take decisions on the following issues of managing the current activities of the Company upon instructions of the Board of Directors or upon the proposal of the Company's General Manager.

The terms of reference of the one-person executive body include the following issues (article 15 of the Issuer's Article of Association):

General Manager shall take decisions on matters not assigned under this Charter to the frame of reference of the General Meeting of the Shareholders, the Board of Directors, or the Managing Board of the Company.

The General Manager acts as the Chairperson of the Management Board.

The General Manager acts without a power of attorney on behalf of the Company, including representation of its interests, making transactions on behalf of the Company, approving the manning table, issuing orders and instructions obligatory for execution by all employees of the Company.

The General Manager is responsible for managing any information constituting a state secret.

Data on availability of an Issuer's bylaw establishing the rules of Issuer's corporate behaviour:

By the decision of the Board of Directors of the Open Joint-Stock Company NWT of September 22, 2004, the Corporate Governance Code (Set of Rules) of OJSC NWT was approved.

Internet page where the full text of the Issuer's Code of Conduct (Corporate Governance Code) is published for free access:

http://www.nwtelecom.ru/pubsas/test--DC56A1C75A46A890B1D77FDE96BAE3/index.html

Data on amendments to the Issuer's Articles of Association introduced in the last period under report:

No amendments were introduced to the Articles of Association in the period under report

Data on amendments to the Issuer's by-laws introduced in the last period under report:

No amendments were introduced to the by-laws in the period under report

Internet-page where the full text of the valid version of the Issuer's Articles of Association and the by-laws regulating the operation of the Issuer's management bodies is published for free access:

http://www.nwtelecom.ru/pubsas/test--C7740C29CBAA11D5AE4B00500045260BB/lang--/index.html

5.2. Information on members of the Issuer's management bodies

Members of the Issuer's Board of Directors

Full name: ***Valery Nikolayevich Yashin (Chairperson)***

Year of birth: ***1941***

Education:

Higher

All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
1996	now	"Telecom-Soyuz" Non-Governmental Pension Fund	Chairperson of the Fund Council
1998	now	"St. Petersburg Payphones" Closed Joint-Stock Company	Member of the Board of Directors
1998	now	"Telecominvest" Open Joint-Stock Company	Chairperson of the Board of Directors
1999	2002	Open Joint-Stock Company "North-West Telecom" (before 2001 – Open Joint-Stock Company "Petersburg Telephone Network")	Member of the Board of Directors
1999	now	"Investment Communication Company" Open Joint-Stock Company	General Manager
1999	now	"Investment Communication Company" Open Joint-Stock Company	Chairperson of the Management Board
2000	2003	"Mobile Telecommunications" Closed Joint-Stock Company	Chairperson of the Board of Directors
2000	now	"Moscow City Telephone Network" Open Joint-Stock Company	Member of the Board of Directors
2000	now	"Rostelecom "Open Joint-Stock Company for long-distance and international electric communication	Chairperson of the Board of Directors
2000	now	Open Joint-Stock Company "Central Telecommunication Company" (before 2001 – "Electrosvyaz" of Moscow Oblast	Chairperson of the Board of Directors
2001	2002	"Svyazinvest-Media" Open Joint-Stock Company	Chairperson of the Board of Directors
2001	2004	"RTComm.RU" Open Joint-Stock Company	Chairperson of the Board of Directors
2001	2002	"Electricheskaya Svyaz of Oryol Oblast" Open Join-Stock Company	Chairperson of the Board of Directors
2001	2003	"Rostelecom-Garantiya" Non-Governmental Pension Fund	Chairperson of the Fund Council
2001	now	"National Payphone Network" Open Joint-Stock Company	Chairperson of the Board of Directors

2002	now	Open Joint-Stock Company "North-West Telecom "	Chairperson of the Board of Directors
2002	now	"The Russian Foundation of the History of Communications"	Member of the Management Board
2003	now	"FC-Zenith" Closed Joint-Stock Company	Member of the Board of Directors
2004	now	"Medexpress" Insurance Closed Joint-Stock Company	Member of the Supervisory Board

Share of the party's participation in the Issuer's authorized capital, % ***0.143149***
Percentage of Issuer's common stock held by the party, %: ***0.089292***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Alexandr Vyacheslavovich Ikonnikov***
Year of birth: ***1971***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
2000	2001	"Smolensksvyazinform" Open Joint-Stock Company	Member of the Board of Directors
2000	2001	"Kirovsvyazinform" Open Joint-Stock Company	Member of the Board of Directors
2000	2001	"Saratovenergo" Open Joint-Stock Company	Member of the Board of Directors
2002	2005	National Association of Independent Directors	Chairperson of the Management Board
2005	now	National Association of Independent Directors	Chairperson of the Supervisory Board
2002	2004	Association for Investors' Rights Protection	Director
2002	2005	"Central Telecommunication Company" - Open Joint-Stock Company	Member of the Board of Directors
2002	now	Open Joint-Stock Company "North-West Telecom "	Member of the Board of Directors
2005	now	"Baltika Brewery" Open Joint-Stock Company	Member of the Board of Directors
2005	now	Russian Electrical Engineering concern "Ruelprom"	Member of the Board of Directors
2005	now	"Board Solutions" Closed Joint-Stock Company	General Manager

Share of the party's participation in the Issuer's authorized capital, % ***no share***

Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Ivan Ivanovich Rodionov***
Year of birth: ***1953***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
1997	now	Representative office, "AIG-Brunswick Capital Management Limited" Company	Managing director
2001	2002	"Artelecom" Open Joint-Stock Company	Member of the Board of Directors
2001	2002	"Electrosvyaz of the Republic of Karelia" Open Joint-Stock Company	Member of the Board of Directors
2002	now	Open Joint-Stock Company "North-West Telecom "	Member of the Board of Directors
2004	now	"AIG-Interros RCF Advisor" Company	Managing director
2004	now	"FosAgro" Open Joint-Stock Company	Member of the Board of Directors
2005	now	"Moscow City Telephone Network" Open Joint-Stock Company	Member of the Board of Directors

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Dmitry Vladimirovich Levkovsky***
Year of birth: ***1965***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
1995	now	NCH Advisors, Inc	Vice-President
1999	2001	"Kuban airlines" Open Joint-Stock Company	Member of the Board of Directors
1999	2002	"Electrosvyaz of Chelyabinsk Oblast" Open Joint-Stock Company	Member of the Board of Directors
1999	2002	"Novosibirskenergo" Open Joint-Stock Company	Member of the Board of Directors
1999	2002	"Lipetskelectrosvyaz" Open Joint-Stock Company	Member of the Board of Directors
1999	2003	"GUM Trading House" Open Joint-Stock Company	Member of the Board of Directors
2000	2002	"Electrosvyaz of Krasnoyarsk Krai" Open Joint-Stock Company	Member of the Board of Directors
2000	2002	"Farmimex" Open Joint-Stock Company	Member of the Board of Directors
2000	2004	"Uralsvyazinform" Open Joint-Stock Company	Member of the Board of Directors
2000	now	Open Joint-Stock Company "North-West Telecom "	Member of the Board of Directors

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Nikolay Moiseevich Popov***
Year of birth: ***1949***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
2002	2004	Ministry of Russia for Communications	Head of the Board for organization of licensing
2004	2006	Ministry of Russia for Information Technologies and Communication	Director of the Department of State Programmes, Infrastructure Development and Use of the Limited Resource
2005	2006	Open Joint-Stock Company "North-West Telecom "	Member of the Board of Directors

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***

Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Irina Mikhailovna Ragozina***
Year of birth: ***1950***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
1996	now	Open Joint-Stock Company "North-West Telecom" (before 2001 – Open Joint-Stock Company "Petersburg Telephone Network")	Member of the Board of Directors
1998	2001	"Kamchatsvyazinform" Open Joint-Stock Company	Member of the Board of Directors
1998	2002	"Svyazinform of Chelyabinsk Oblast" Open Joint-Stock Company	Chairperson of the Board of Directors
1999	now	"Investment Communication Company" Open Joint-Stock Company	Corporate Governance Department Director
2000	2005	"Moscow City Telephone Network" Open Joint-Stock Company	Member of the Board of Directors
2001	2002	"Kamchatsvyazinform" Open Joint-Stock Company	Chairperson of the Board of Directors
2001	2002	"Electrosvyaz of Kurgan Oblast" Open Joint-Stock Company	Member of the Board of Directors
2002	now	"Rostelecom "Open Joint-Stock Company for long-distance and international electric communication	Member of the Board of Directors

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Alexandr Alexandrovich Gogol***
Year of birth: ***1946***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
1998	now	Prof. M.A. Bonch-Bruyevich Saint Petersburg University of Telecommunications	Rector
1999	2003	"St. Petersburg Telecommunication Centre" Closed Joint-Stock Company	Chairperson of the Board of Directors
2003	now	Open Joint-Stock Company "North-West Telecom "	Member of the Board of Directors
2004	2005	"St. Petersburg Telecommunication Centre" Closed Joint-Stock Company	Member of the Board of Directors

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***
Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Vladimir Alexandrovich Akulich***
Year of birth: ***1956***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
2000	2001	"Globus-Telecom" Closed Joint-Stock Company	Member of the Management Board
2000	2001	"Petersburg Transit Telecom" Closed Joint-Stock Company	Member of the Board of Directors
2000	2002	"St. Petersburg International" Closed Joint-Stock Company	Member of the Board of Directors
2000	2001	Open Joint-Stock Company "North-West Telecom "	Manager of the Long-Distance International Telephone branch
2001	2002	"Novgorodtelecom" Open Joint-Stock Company	Member of the Board of Directors
2001	2002	"Electrosvyaz of Pskov Oblast" Open Joint-Stock Company	Member of the Board of Directors

2002	2002	Open Joint-Stock Company "North-West Telecom"	Long-Distance International Communication Manager – Manager of the Long-Distance International Telephone Telegraph Centre of the Petersburg Telephone Network branch
2002	2003	Open Joint-Stock Company "North-West Telecom "	Member of the Management Board
2002	2003	Open Joint-Stock Company "North-West Telecom "	Deputy General Manager in Charge of Strategic Development and Technical Policy
2002	2003	"Giprosvyaz" Open Joint-Stock Company	Member of the Board of Directors
2003	2004	"RTDC" Open Joint-Stock Company	Member of the Board of Directors
2003	2004	"Delta Telecom" Closed Joint-Stock Company	Member of the Board of Directors
2003	2004	"Kaliningrad Mobile Networks" Closed Joint-Stock Company	Member of the Board of Directors
2003	2004	"Vologda Cellular Communication" Closed Joint-Stock Company	Chairperson of the Board of Directors
2003	2004	"OK GROS" Limited Liability Company	Vice-President
2004	now	"Telecominvest" Open Joint-Stock Company	Member of the Board of Directors
2004	2004	"Sky Link" Closed Joint-Stock Company	Chairperson of the Board of Directors
2004	2005	"Inter-regional Transit Telecom" Closed Joint-Stock Company	Member of the Board of Directors
2004	2005	"Moscow City Telephone Network" Open Joint-Stock Company	Member of the Board of Directors
2004	2004	"Delta Telecom" Closed Joint-Stock Company	Chairperson of the Board of Directors
2004	2005	"Moscow Cellular Communication" Open Joint-Stock Company	Member of the Board of Directors
2004	now	Open Joint-Stock Company "North-West Telecom "	Member of the Board of Directors
2004	now	Open Joint-Stock Company "North-West Telecom "	General Manager, Chairperson of the Management Board

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***
Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Dmitry Georgiyevich Yefimov***
Year of birth: ***1962***

Education:
Higher

All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
1993	now	Association for Investors' Rights Protection	Head of the Corporate Management Team
1999	2002	Self-controlled organization "National Association of Stock Market Members"	chief specialist
2004	now	Open Joint-Stock Company "North-West Telecom "	Member of the Board of Directors
2005	now	"Klin Design and Construction Works" Closed Joint-Stock Company	General Manager

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Alexandr Nikolayevich Kiselev***
Year of birth: ***1962***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
2000	2002	Ministry of RF for Communication and Informatization	Deputy Minister
2002	2004	Ministry of RF for Communication and Informatization	First Deputy Minister
2004	2004	Ministry of Transport and Communications of the Russian Federation	Director of the Department of the state policy in the field of telecommunication and mail service
2004	now	RF Ministry for Information Technologies and Communication	Assistant Minister
2005	now	Open Joint-Stock Company "North-West Telecom "	Member of the Board of Directors

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries

and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Konstantin Vladimirovich Belyaev***
Year of birth: ***1968***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
2000	2001	"Artelecom of Arkhangelsk Oblast" Open Joint-Stock Company	Chief Accountant
2001	2005	"Investment Communication Company" Open Joint-Stock Company	Deputy General Manager, Chief Accountant
2002	2002	"Yartelecom" Open Joint-Stock Company	Member of the Board of Directors
2002	2002	"Artelecom of Arkhangelsk Oblast" Open Joint-Stock Company	Member of the Board of Directors
2003	2003	"Inter-Regional Commercial Bank of Communication and Information Support Development" Open Joint-Stock Company ("Svyazbank" OJSC)	Member of the Board of Directors
2001	now	"Investment Communication Company" Open Joint-Stock Company	Deputy General Manager in Charge of Economics and Finance
2005	now	"Volgatelecom" Open Joint-Stock Company	Member of the Board of Directors
2005	now	"Rostelecom "Open Joint-Stock Company for long-distance and international electric communication	Member of the Board of Directors
2005	now	"Southern Telecommunication Company" Open Joint-Stock Company -	Member of the Board of Directors
2005	now	"Inter-Regional Commercial Bank of Communication and Information Support Development" Open Joint-Stock Company ("Svyazbank" OJSC)	Member of the Board of Directors
2005	now	Open Joint-Stock Company "North-West Telecom "	Member of the Board of Directors

Share of the party's participation in the Issuer's authorized capital, % ***0.000632***
Percentage of Issuer's common stock held by the party, %: ***0.000563***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Issuer's Collegiate executive management body

Full name: ***Vladimir Alexandrovich Akulich (Chairperson)***
Year of birth: ***1956***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
2000	2001	"Globus-Telecom" Closed Joint-Stock Company	Member of the Management Board
2000	2001	"Petersburg Transit Telecom" Closed Joint-Stock Company	Member of the Board of Directors
2000	2002	"St. Petersburg International" Closed Joint-Stock Company	Member of the Board of Directors
2000	2002	"St. Petersburg International" Closed Joint-Stock Company	Chairperson of the Board of Directors
2001	2001	Open Joint-Stock Company "North-West Telecom "	Manager of the Long-Distance International Telephone branch
2001	2002	"Novgorodtelecom" Open Joint-Stock Company	Member of the Board of Directors
2002	2002	"Electrosvyaz of Pskov Oblast" Open Joint-Stock Company	Member of the Board of Directors
2002	2002	Open Joint-Stock Company "North-West Telecom "	Long-Distance International Communication Manager –Manager of the Long-Distance International Telephone Telegraph Centre of the branch
2002	2003	Open Joint-Stock Company "North-West Telecom "	Member of the Management Board
2002	2003	Open Joint-Stock Company "North-West Telecom "	Deputy General Manager in Charge of Strategic Development and Technical Policy
2002	2003	"Giprosvyaz" Open Joint-Stock Company	Member of the Board of Directors
2003	2004	"RTDC" Open Joint-Stock Company	Member of the Board of Directors
2003	2004	"Delta Telecom" Closed Joint-Stock Company	Member of the Board of Directors
2003	2004	"Kaliningrad Mobile Networks" Closed Joint-Stock Company	Member of the Board of Directors
2003	2004	"Vologda Cellular Communication" Closed Joint-Stock Company	Chairperson of the Board of Directors
2003	2004	"OK GROS" Limited Liability Company	Vice-President
2004	now	"Telecominvest" Open Joint-Stock Company	Member of the Board of Directors
2004	2004	"Sky Link" Closed Joint-Stock Company	Chairperson of the Board of Directors
2004	2005	"Inter-regional Transit Telecom" Closed Joint-Stock Company	Member of the Board of Directors

2004	2005	"Moscow City Telephone Network" Open Joint-Stock Company	Member of the Board of Directors
2004	2004	"Delta Telecom" Closed Joint-Stock Company	Chairperson of the Board of Directors
2004	2005	"Moscow Cellular Communication" Open Joint-Stock Company	Member of the Board of Directors
2004	now	Open Joint-Stock Company "North-West Telecom "	Member of the Board of Directors
2004	now	Open Joint-Stock Company "North-West Telecom "	General Manager, Chairperson of the Management Board

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***
Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Nikolay Gennadyevich Bredkov***
Year of birth: ***1953***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
2000	2002	"Electrosvyaz of the Republic of Karelia" Open Joint-Stock Company	Member of the Board of Directors
2000	2002	"Artelecom" Open Joint-Stock Company	Member of the Board of Directors
2001	2002	"Electrosvyaz of Vologda Oblast" Open Joint-Stock Company	Member of the Board of Directors
2001	2002	"Cherepovetsectrosvyaz" Open Joint-Stock Company	Member of the Board of Directors
2001	2002	Open Joint-Stock Company "North-West Telecom "	Director in Charge of Structural Re-organization
2002	2006	Open Joint-Stock Company "North-West Telecom "	Member of the Management Board
2002	2006	Open Joint-Stock Company "North-West Telecom "	Deputy General Manager in charge of corporate management
2003	2004	"Lensvyaz" Open Joint-Stock Company	Member of the Board of Directors
2003	2004	"WestBalt Telecom" Closed Joint-Stock Company	Member of the Board of Directors
2003	2004	"Vologda Cellular Communication" Closed Joint-Stock Company	Member of the Board of Directors
2003	2004	"Tele-Nord" Open Joint-Stock Company	Member of the Board of Directors
2003	2004	"TD-Telecom" Closed Joint-Stock Company	Member of the Board of Directors

2004	now	"Recreation and Disease Prevention Centre "Svyazist" Limited Liability Company	Member of the Board of Directors
2004	now	"Artelecom Service" Limited Liability Company	Member of the Board of Directors
2004	2004	"Svyaz of the Komi Republic" Open Joint-Stock Company	Member of the Board of Directors

Share of the party's participation in the Issuer's authorized capital, % ***0.002333***
Percentage of Issuer's common stock held by the party, %: ***0.002996***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Maya Mikhailovna Semchenko***
Year of birth: ***1967***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
2000	2002	Open Joint-Stock Company "North-West Telecom" (before 2001 – Open Joint-Stock Company "Petersburg Telephone Network")	Chief Accountant, Accounting Board Manager
2000	now	Open Joint-Stock Company "North-West Telecom" (before 2001 – Open Joint-Stock Company "Petersburg Telephone Network")	Member of the Management Board
2001	2003	"The St. Petersburg Bank of Reconstruction and Development" Open Joint-Stock Company	Member of the Board of Directors
2002	now	Open Joint-Stock Company "North-West Telecom "	Chief Accountant

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Sergey Alexandrovich Orlov***
Year of birth: ***1962***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
2000	2001	Ministry of Foreign Affairs of Russia	First Secretary, Information and Press Department
2001	2001	"Investment Communication Company" Open Joint-Stock Company	Chief Executive – Director of the International Cooperation Department
2002	2002	"UdmurtTelecom" Open Joint-Stock Company	Member of the Board of Directors
2002	2002	"Volgogradelectrosvyaz" Open Joint-Stock Company	Member of the Board of Directors
2002	2002	"Svyazinform of Chuvash Republic" Open Joint-Stock Company	Member of the Board of Directors
2005	now	Open Joint-Stock Company "North-West Telecom "	Member of the Management Board
2005	now	"Dalsvyaz" Open Joint-Stock Company	Member of the Board of Directors

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Oleg Viktorovich Popov***
Year of birth: ***1968***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
2000	2001	"VTN Agency" Closed Joint-Stock Company	Head of the Comprehensive Audit Department
2001	2003	"Petersburg Vneshtrans" Open Joint-Stock Company	Manager in charge of marketing
2003	2004	"Ford Motor Company" Closed Joint-Stock Company	Head of the Logistics and Customs Clearance Department

2004	now	Open Joint-Stock Company "North-West Telecom "	Deputy General Manager – Commercial Director
2004	now	Open Joint-Stock Company "North-West Telecom "	Member of the Management Board

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***
Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Oleg Anatolyevich Semanov***
Year of birth: ***1967***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
1998	2002	"Artelecom" Open Joint-Stock Company	Communication Network Operation and Operational Technical Management Director
2002	2003	Open Joint-Stock Company "North-West Telecom", "Artelecom of Arkhangelsk Oblast" branch	Deputy Regional Operation Manager
2003	2005	Open Joint-Stock Company "North-West Telecom "	Deputy General Manager - Manager in charge of strategic development and technical policy
2003	now	Open Joint-Stock Company "North-West Telecom "	Member of the Management Board

Share of the party's participation in the Issuer's authorized capital, % ***0.002107***
Percentage of Issuer's common stock held by the party, %: ***0.002209***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***
Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Grigory Borisovich Chernyak***
Year of birth: ***1949***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
1994	now	Open Joint-Stock Company "North-West Telecom" (before 2001 – Open Joint-Stock Company "Petersburg Telephone Network")	Member of the Management Board
1994	2001	"Petersburg Cellular Network" Open Joint-Stock Company	General Issues Manager
2001	2004	"U Krasnogo Mosta" Closed Joint-Stock Company	Member of the Board of Directors
2001	now	"Medexpress" Insurance Joint-Stock Company	Member of the Supervisory Board
2001	2002	"Zenith Football Club" Closed Joint-Stock Company	Member of the Board of Directors
2002	2002	Open Joint-Stock Company "North-West Telecom "	Deputy General Manager in Charge of General Issues
2002	2004	"Lensvyaz" Open Joint-Stock Company	Member of the Management Board
2002	2005	Open Joint-Stock Company "North-West Telecom "	Deputy General Manager Manager in charge of property management
2002	now	Open Joint-Stock Company "North-West Telecom "	General Issues Manager of the Petersburg Telephone Network branch
2002	now	"The Russian Foundation of the History of Communications" Nonprofit Partnership	Member of the Board of Directors
2003	now	"Neva Kabel" Closed Joint-Stock Company	Member of the Board of Directors
2004	now	"RSU (Repair and Construction Board) – Telecom" Limited Liability Company	Member of the Board of Directors
2004	now	"RDPC Svyazist" Limited Liability Company	Member of the Board of Directors
2004	2004	"Svyaz of the Komi Republic" Open Joint-Stock Company	Member of the Board of Directors
2005	now	Open Joint-Stock Company "North-West Telecom "	Deputy General Manager in charge of property management and general issues

Share of the party's participation in the Issuer's authorized capital, % ***0.033196***
Percentage of Issuer's common stock held by the party, %: ***0.34753***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***
Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Vladimir Ivanovich Shumeyko***
Year of birth: ***1956***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
1999	2002	"Electrosvyaz of the Republic of Karelia" Open Joint-Stock Company	First Deputy General Manager
2002	2003	Open Joint Stock Company "North-West Telecom", "Electrosvyaz of the Republic of Karelia" branch	First Deputy Regional Manager
2004	now	Open Joint-Stock Company "North-West Telecom "	First Deputy General Manager
2004	now	Open Joint-Stock Company "North-West Telecom "	Member of the Management Board

Share of the party's participation in the Issuer's authorized capital, % ***0.000108***
Percentage of Issuer's common stock held by the party, %: ***0.000138***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Venera Adykhamovna Khusnutdinova***
Year of birth: ***1973***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
2000	2002	"Povolzhye-Avtosnab" Limited Liability Company	Leading Specialist in Charge of Economics and Finance
2002	2003	"Kommerzbank" (Eurasia) Closed Joint-Stock Company	Specialist of the Investment Banking Activities Department
2003	2003	Open Joint-Stock Company "North-West Telecom "	Adviser of General Manager in Charge of Economics and Finance
2003	2005	Open Joint-Stock Company "North-West Telecom "	Deputy General Manager-Director in charge of Economics and Finance

Starting date	Completion date	Organization	Position
2003	now	Open Joint-Stock Company "North-West Telecom "	Member of the Management Board
2004	2005	"North-West Telecombank" Closed Joint-Stock Company	Member of the Supervisory Board
2005	now	Open Joint-Stock Company "North-West Telecom "	Deputy General Manager in Charge of Economics and Finance

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Vikentiy Alexandrovich Kozlov***
Year of birth: ***1949***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
2000	2004	"Svyaz of the Komi Republic" Open Joint-Stock Company	General Manager, Chairman of the Management Board, Member of the Board of Directors
2000	2001	"National Payphone Network" Open Joint-Stock Company	Member of the Board of Directors
2004	now	Open Joint-Stock Company "North-West Telecom ", "Svyaz of the Komi Republic" branch	Regional Manager
2005	now	Open Joint-Stock Company "North-West Telecom "	Member of the Management Board

Share of the party's participation in the Issuer's authorized capital, % ***0.16795***
Percentage of Issuer's common stock held by the party, %: ***0.19793***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Leonid Zigmundovich Tufrin***
Year of birth: ***1949***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
1994	2001	Open Joint-Stock Company "North-West Telecom" (before 2001 – Open Joint-Stock Company "Petersburg Telephone Network")	Head of the "Nekrasovsky Telephone Centre" Branch
2002	2004	Open Joint-Stock Company "North-West Telecom", "Petersburg Telephone Network" branch	Head of the Nekrasovsky Telephone Centre
2004	2004	Open Joint-Stock Company "North-West Telecom", "Petersburg Telephone Network" branch	First Deputy Regional Manager
2004	2005	Open Joint-Stock Company "North-West Telecom", "Petersburg Telephone Network" branch	Acting General Manager
2005	now	Open Joint-Stock Company "North-West Telecom", "Petersburg Telephone Network" branch	Regional Manager
2004	now	Open Joint-Stock Company "North-West Telecom "	Member of the Management Board

Share of the party's participation in the Issuer's authorized capital, % ***0.000924***
Percentage of Issuer's common stock held by the party, %: ***0.000006***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***
Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Irina Vladimirovna Tambovskaya***
Year of birth: ***1970***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
1998	2001	"Motorola CJSC" – Closed Joint-Stock Company	Human Resources Manager
2001	2004	"Kelly Services" Limited Liability Company	Regional Director for North-West District

2004	2004	"Istok" Open Joint-Stock Company	Director in Charge of Human Resources
2004	2005	RF Ministry for Information Technologies and Communication	Deputy Department Manager
2005	now	Open Joint-Stock Company "North-West Telecom "	Manager in Charge of Human Resources
2005	now	Open Joint-Stock Company "North-West Telecom "	Member of the Management Board

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***
Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Person acting as the one-person executive body of the Issuer:

Full name: ***Vladimir Alexandrovich Akulich***
Year of birth: ***1956***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
2000	2001	"Globus-Telecom" Closed Joint-Stock Company	Member of the Management Board
2000	2001	"Petersburg Transit Telecom" Closed Joint-Stock Company	Member of the Board of Directors
2000	2002	"St. Petersburg International" Closed Joint-Stock Company	Member of the Board of Directors
2000	2002	"St. Petersburg International" Closed Joint-Stock Company	Chairperson of the Board of Directors
2001	2001	Open Joint-Stock Company "North-West Telecom "	Manager of the "Long-Distance International Telephone" branch
2001	2002	"Novgorodtelecom" Open Joint-Stock Company	Member of the Board of Directors
2001	2002	"Electrosvyaz of Pskov Oblast" Open Joint-Stock Company	Member of the Board of Directors
2002	2002	Open Joint-Stock Company "North-West Telecom", "Petersburg Telephone Network" branch	Long-Distance International Communication Manager – Manager of the Long-Distance International Telephone Telegraph Centre

2002	2003	Open Joint-Stock Company "North-West Telecom "	Deputy General Manager in Charge of Strategic Development and Technical Policy
2002	2003	"Giprosvyaz" Open Joint-Stock Company	Member of the Board of Directors
2003	2004	"RTDC" Open Joint-Stock Company	Member of the Board of Directors
2003	2004	"Delta Telecom" Closed Joint-Stock Company	Member of the Board of Directors
2003	2004	"Kaliningrad Mobile Networks" Closed Joint-Stock Company	Member of the Board of Directors
2003	2004	"Vologda Cellular Communication" Closed Joint-Stock Company	Chairperson of the Board of Directors
2003	2004	"OK GROS" Limited Liability Company	Vice-President
2004	now	"Telecominvest" Open Joint-Stock Company	Member of the Board of Directors
2004	2004	"Sky Link" Closed Joint-Stock Company	Chairperson of the Board of Directors
2004	2005	"Inter-regional Transit Telecom" Closed Joint-Stock Company	Member of the Board of Directors
2004	2005	"Moscow City Telephone Network" Open Joint-Stock Company	Member of the Board of Directors
2004	2005	"Moscow Cellular Communication" Open Joint-Stock Company	Member of the Board of Directors
2004	now	Open Joint-Stock Company "North-West Telecom "	Member of the Board of Directors
2004	now	Open Joint-Stock Company "North-West Telecom "	General Manager, Chairperson of the Management Board

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies

The person has no said shares

Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

5.3. Data on the amount of remuneration, privileges and/or reimbursement for expenses for each of the Issuer's management bodies:

Aggregate amount of remuneration paid to the members of the Board of Directors for the year 2005 (the amount of payment is given for all members of the Board of Directors who held the respective positions in 2005):

Wages (roubles): ***0***

Bonuses (roubles): ***0***

Commission (roubles): ***26,388,333.00***

Privileges and/or reimbursement of expenses (roubles): ***574,100.00***

Other property compensations (roubles): ***0***

Total (roubles): ***26,962,433.00***

Data on existing agreements in respect of such payments in the current fiscal year:

According to article 7 of the Provisions on the Board of Directors of OJSC NWT the remuneration of the members of the Board of Directors consists of a quarterly and an annual remuneration.
The quarterly remuneration to each member of the Board of Directors shall be 200,000 roubles.
The remuneration of the Chairperson of the Board of Directors shall have a factor of 1.5.
The quarterly remuneration of a member of the Board of Directors shall be reduced by:
30% - in case of his/her presence at less than half of the meetings of the Board of Directors held in the form of joint attendance;
100% - in case of his/her participation in less than half of all held meetings of the Board of Directors.
The remuneration of a member of the Board of Directors for the quarter, in which reelection of the Board of Directors took place, shall be paid in proportion to the time of his/her work in the quarter.
The annual remuneration for the entire Board of Directors of the Company shall be established as the sum total of deductions according to the standards (percentage):
- from EBITDA of the Company on the basis of the accounting data according to the International Accounting Standards (IAS) for the year under report;
- from the amount of Company's net profit allocated for dividend payment according to the results of the year under report.
The annual remuneration shall be distributed among all members of the Board of Directors in equal shares.
The annual remuneration of a member of the Board of Directors shall be reduced by 50% in case of his/her participation in less than half of all meetings of the Board of Directors held for the time of his/her term of office.
The standard (percentage) of deductions for calculating the annual remuneration shall be determined by the decision of the general meeting of the shareholders electing this Board of Directors.

The annual remuneration shall be adjusted taking into account changes in the capitalization of the Company for the year (starting from 1st April of the previous year till 1st April of the current year) in US dollars relative to the average growth of capitalization of all inter-regional companies in the industry. The remuneration shall be increased by 25% in case of an excess of the Company's capitalization growth for the period under report over the average level of capitalization of all inter-regional companies. The remuneration shall remain unchanged in case of an increase in the Company's capitalization below the average level for all inter-regional companies. The remuneration shall be reduced by 25% in case of a decrease in the Company's capitalization with the growth of capitalization in the industry.

Aggregate amount of remuneration paid to the members of the Management Board for the year 2005 (the amount of payment is given for all members of the Management Board who held the respective positions in 2005):

Wages (roubles): ***21,160,732.69***

Bonuses (roubles): ***20,109,375.57***

Commission (roubles): ***9,355,103.00***

Privileges and/or reimbursement of expenses (roubles): ***5,299,530.30***

Other property compensations (roubles): ***0***

Total (roubles): ***50,872,359.56***

Data on existing agreements in respect of such payments in the current fiscal year:

In compliance with chapter 6 of the Provisions on the Management Board of OJSC NWT the remuneration is established as a percentage of the Company's net profit for the reporting quarter according to the Company's accounts and reports and is paid on a quarterly basis.

The amount and procedure of determining the remuneration and its distribution among the members of the Management Board shall be established by the decision of the Board of Directors of the Company.

5.4. Data on the structure and terms of reference of the bodies of control over financial and economic operation of the Issuer

To exercise control over financial and economic operation, the Company creates an Auditing Committee, a special structural division exercising the internal control functions, and an independent auditor is invited.

The Auditing Committee is an independent control body of the Company, elected at the annual general meeting of the shareholders for a period till the next annual general meeting of the shareholders and consisting of 7 members.

The terms of reference of the Auditing Committee include (article 17, clause 17.2.2 of the Issuer's Articles of Association):

- checking the reliability of the data contained in the reports and other financial documents of the Company;

- revealing any facts of violation of the procedure for book-keeping and submission of financial reports, established by the legal acts of the Russian Federation;

- checking the observance of the legal standards in tax calculation and payment;

- revealing any facts of violation of the legal acts of the Russian Federation, in compliance with which the Company performs its financial and economic operations;

- evaluating the economic advisability of financial and economic operations of the Company.

Bylaw regulating the operation of the Issuer's body of control over its financial and economic activities:

Provisions on the Auditing Committee of OJSC NWT

Starting from December 2002 the Internal Audit Division started functioning in OJSC North-West Telecom. It was renamed to the Internal Audit Department in 2005.

As of the end of the period under report, the Department comprised:
Alexandr Nikolayevich Levashev
Larisa Alexandrovna Smirnova
Tatiana Arkadyevna Romanova
Maxim Vladimirovich Rossel
Nabilla Zarifovich Yalyshev
Alexandr Alexandrovich Lavrentyev

Basic functions of the Internal Audit (in compliance with Provisions on the Internal Audit Department):

- periodic control of the compliance of financial and economic operations transacted by the Company, its branches and other structural units with the interests of the Company, protection of Company's assets;

- independent appraisal and analysis of Company's financial state on the whole, of the financial state of its branches and other structural units;

- periodic control of the observance by the Company, its branches and other structural units of legislative and other standard acts (including bylaws) regulating their activities, as well as of decisions of the General Meeting of the Shareholders of the Company, the Board of Directors of the Company, and the one-person and collegiate executive bodies of the Company;

- checking the efficiency of the internal control system, control over cash flows and over related-party transactions, proving the reliability of accounts and reports and operational information of the Company, its branches and other structural units;

- consulting on issues of financial and tax legislation;

- interaction with external auditors, representatives of tax and other supervision authorities.

Interaction of the Internal Audit Department with the executive bodies of the Issuer and with the Board of Directors:

In compliance with clause 18 of subclause 13.4 of Article 13 of the Issuer's effective Articles of Association the Board of Directors carries out the approval of the Provisions on the Structural Division of the Company exercising internal control, agreeing upon candidates for the position of its manager and consideration of other issues, decisions on which must be taken by the Board of Directors in compliance with the Provisions on the said Division;

In compliance with paragraph 4.14 of Provisions on the Internal Audit Department a report on audits is submitted to the Board of Directors (upon request) and to the General Manager of the Company.

In compliance with paragraph 4.1 of Provisions on the Internal Audit Department planned audits are conducted in compliance with the annual auditing plan approved by the General Manager.

Interaction of the Internal Audit Department and the external auditor:

In compliance with clause 3.2 of Provisions on the Internal Audit Department the Internal Audit Department employees, for proper performance of their tasks and functions, have the right to receive reports on the independent audit results.

Internet page where the full text of the valid version of the Issuer's bylaw establishing the rules to prevent the use of classified (insider) information ***(Provisions on Information Policy)***:

http://www.nwtelecom.ru/pubsas/test--B44777E9BE6F4C2999087DEC6FDC5033/index.html#CC6DC9821C444A09BDE68A408AD21B0D

5.5. Information on members of the bodies for control over the financial and economic activities of the Issuer

Members of the Auditing Committee: and other Issuer's bodies for control over its financial and economic activities:

Full name: ***Yelena Viktorovna Zabuzova***
Year of birth: ***1950***

Education:
Higher

All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
2000	2001	Russian Open Joint-Stock Company of Energy and Electrification "Unified Energy System of Russia"	Head of the Budget Control Division, the Treasury Department
2001	2003	"Investment Communication Company" Open Joint-Stock Company	Deputy Director – Head of the Economic Planning and Budgeting Division, Economic and Rate Policy Department
2002	2002	"Smolensksvyazinform" Open Joint-Stock Company	Member of the Board of Directors
2002	2003	"Southern Telecommunication Company" Open Joint-Stock Company -	Member of the Board of Directors
2002	2002	"Electrosvyaz of Rostov Oblast" Open Joint-Stock Company	Member of the Board of Directors
2003	2004	"Volgatelecom" Open Joint-Stock Company	Member of the Board of Directors
2003	now	"Sibirtelecom" Open Joint-Stock Company	Member of the Board of Directors
2004	2005	"Moscow City Telephone Network" Open Joint-Stock Company	Member of the Board of Directors
2004	now	"RusLeasingSvyaz" Closed Joint-Stock Company	Member of the Board of Directors
2003	now	"Investment Communication Company" Open Joint-Stock Company	Director of the Department of Economic Planning and Forecasting

2005	now	"TsentrTelecom" Open Joint-Stock Company	Member of the Management Board
2005	now	"Southern Telecommunication Company" Open Joint-Stock Company -	Member of the Board of Directors
2005	now	Open Joint-Stock Company "North-West Telecom "	Member of the Auditing Committee
2005	now	"Volgatelecom" Open Joint-Stock Company	Member of the Auditing Committee
2005	now	"Startcom" Closed Joint-Stock Company	inspector
2005	now	"Eniseitelecom" Closed Joint-Stock Company	Member of the Auditing Committee

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies

The person has no said shares

Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Ruslan Kyarimovich Aksyaitov***
Year of birth: ***1975***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
1999	2001	"CKPP North-West" Limited Liability Company	General Manager
2001	2001	"Investment Communication Company" Open Joint-Stock Company	Chief Specialist of the Summary Reporting and International Accounting Standards Division, Accounting Department
2001	2003	"Investment Communication Company" Open Joint-Stock Company	Chief Specialist of the Methodology Division, Accounting Department
2003	now	"Investment Communication Company" Open Joint-Stock Company	Head of the Methodology Division, Accounting Department
2003	2004	"Tsentralny Telegraph" Open Joint-Stock Company	Member of the Auditing Committee
2003	2004	"Nizhny Novgorod Cellular Communication" Closed Joint-Stock Company	Member of the Auditing Committee
2005	now	Open Joint-Stock Company "North-West Telecom "	Member of the Auditing Committee
2005	now	"Tatincom – T" Open Joint-Stock Company	Member of the Auditing Committee

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies

The person has no said shares

Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Yekaterina Nikolayevna Pavlova***
Year of birth: ***1978***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
2000	2001	"Izhora Works" Open Joint-Stock Company	accountant
2001	2004	"Investment Communication Company" Open Joint-Stock Company	Leading Specialist of the Methodology Division, Accounting Department
2004	now	"Investment Communication Company" Open Joint-Stock Company	Chief Specialist of the Methodology Division, Accounting Department
2004	2005	"Sibirtelecom" Open Joint-Stock Company	Member of the Auditing Committee
2005	now	Open Joint-Stock Company "North-West Telecom"	Member of the Auditing Committee
2005	now	"Volgograd-GSM" Closed Joint-Stock Company	Member of the Auditing Committee

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies

The person has no said shares

Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Alexandr Vladimirovich Kachurin***
Year of birth: ***1969***

Education:
Higher

All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
2000	2003	"Bank MENATEP Saint Petersburg" Open Joint-Stock Company	Specialist of the Crediting and Resources Allocation Sector
2003	2003	"Bank MENATEP Saint Petersburg" Open Joint-Stock Company	Chief Specialist of the Crediting and Resources Allocation Sector
2003	now	"Investment Communication Company" Open Joint-Stock Company	Head of the Treasury Division, Finance Department
2004	2005	"TsentrTelecom" Open Joint-Stock Company	Member of the Auditing Committee
2004	2005	"JSCIB Pochtobank" Open Joint-Stock Company	Member of the Auditing Committee
2004	2005	"Eniseitelecom" Closed Joint-Stock Company	Member of the Auditing Committee
2005	now	"Sibirtelecom" Open Joint-Stock Company	Member of the Auditing Committee
2005	now	Open Joint-Stock Company "North-West Telecom"	Member of the Auditing Committee
2005	now	"Volgatelecom" Open Joint-Stock Company	Member of the Auditing Committee
2005	now	"SteK GSM" Closed Joint-Stock Company	Member of the Auditing Committee

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***
Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Konstantin Yuryevich Kravchenko***
Year of birth: ***1973***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
2000	2002	"Vilcom-Inet" Limited Liability Company	Technical Manager
2002	2004	"Investment Communication Company" Open Joint-Stock Company	Chief specialist of the Public Network Development Strategy Division, the Department of Telecommunications

2004	now	"Investment Communication Company" Open Joint-Stock Company	Director of Telecommunications Department
2005	now	"Tyumenruscom" Limited Liability Company	Member of the Auditing Committee
2005	now	Open Joint-Stock Company "North-West Telecom"	Member of the Auditing Committee
2005	now	"Giprosvyaz" Open Joint-Stock Company	Member of the Board of Directors
2003	now	"JSC MobileTelecom" Open Joint-Stock Company	Member of the Board of Directors
2005	now	"National Payphone Network" Open Joint-Stock Company	Member of the Board of Directors
2005	now	"Uralsvyazinform" Open Joint-Stock Company	Member of the Management Board

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***
Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Nataliya Petrovna Utina***
Year of birth: ***1961***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
1999	2001	"Investment Communication Company" Open Joint-Stock Company	Chief Specialist, Division of Investment Activities Simulation, Department of Capital Investment Management
2003	now	"Investment Communication Company" Open Joint-Stock Company	Head of the Department of Investment Projects Economics, Department of Economic Planning and Budgeting
2000	2002	"Electrosvyaz of Orenburg Oblast" Open Joint-Stock Company	Member of the Board of Directors
2001	2002	"Electrosvyaz of Kurgan Oblast" Open Joint-Stock Company	Member of the Board of Directors
2003	now	"Dalsvyaz" Open Joint-Stock Company	Member of the Management Board
2004	2005	"Southern Telecommunication Company" Open Joint-Stock Company -	Member of the Auditing Committee
2003	now	Open Joint-Stock Company "North-West Telecom "	Member of the Auditing Committee

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Natalya Viktorovna Yermolayeva***
Year of birth: ***1971***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
1999	2001	"Investment Communication Company" Open Joint-Stock Company	Head of the Analysis and Statistics Division, Department of Finance Regulation and Control
2001	2003	"Investment Communication Company" Open Joint-Stock Company	Head of the Statistical Reports Division, Department of Internal Audit and Economic Analysis
2003	2003	"Investment Communication Company" Open Joint-Stock Company	Head of the Statistical Reports Division, Department of Economic Reports
2003	now	"Investment Communication Company" Open Joint-Stock Company	Head of the Division, Economic and Rate Policy Department
2005	now	Open Joint-Stock Company "North-West Telecom "	Member of the Auditing Committee
2004	2005	"TsentrTelecom" Open Joint-Stock Company	Member of the Auditing Committee
2004	now	"Ulyanovsk-GSM" Closed Joint-Stock Company	Member of the Auditing Committee

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Namelist of the Internal Audit Department:

Full name: ***Alexandr Nikolayevich Levashev***
Year of birth: ***1972***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
2000	2001	"Budimir" Limited Liability Company	adviser
2001	2002	"Lensvyaz" Open Joint-Stock Company	Leading Accountant
2002	2002	"Lensvyaz" Open Joint-Stock Company	Deputy Chief Accountant
2002	now	Open Joint-Stock Company "North-West Telecom "	Manager of the Internal Audit Department
2005	now	Open Joint-Stock Company "North-West Telecom "	Manager of the Internal Audit Department

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Larisa Alexandrovna Smirnova***
Year of birth: ***1975***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
1999	2002	Financial Control Department of the Ministry of Finance of RF for the Kingisepp District and Ivan Gorod	Treasurer
2002	2002	"Lensvyaz" Open Joint-Stock Company	Economist of the Zapadny ("Western") branch
2002	2002	"Lensvyaz" Open Joint-Stock Company	1st Category Economist of the Treasury
2002	2003	"Lensvyaz" Open Joint-Stock Company	1st Category Economist of the Financial Division
2003	2003	Open Joint-Stock Company "North-West Telecom "	1st Category Specialist of the Internal Audit Division

2003	now	Open Joint-Stock Company "North-West Telecom "	Chief Specialist of the Internal Audit Division

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Tatiana Arkadyevna Romanova***
Year of birth: ***1955***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
1996	2001	"St. Petersburg Long-Distance International Telephone" Open Joint-Stock Company	Leading Specialist of the Planning and Forecasting Division
2001	2004	Open Joint-Stock Company "North-West Telecom", "Petersburg Telephone Network" branch	Deputy Chief Accountant of the Main Long-Distance International Telephone Telegraph Centre
2004	now	Open Joint-Stock Company "North-West Telecom "	Leading Specialist of the Internal Audit Division

Share of the party's participation in the Issuer's authorized capital, % ***0.000018***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Maxim Vladimirovich Rossel***
Year of birth: ***1977***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
2000	2001	Primorsky Bank of the Savings Bank of Russia	Comptroller, teller of the operations department, Chukotka division No.8557
2001	2004	Federal Treasury Board for Chukotka Autonomous Area	1st category specialist of the Division for Analysis and Forecasting of the Federal Budget and Off-Budget Funds Income
2004	2004	Inter-District Inspectorate No.14 of the Taxes and Fees Ministry of Russia for St. Petersburg	Deputy Head of the Division for Accounting, Reporting and Analysis
2004	now	Open Joint-Stock Company "North-West Telecom "	Specialist of the Internal Audit Division

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: ***Nabilla Zarifovich Yalyshev***
Year of birth: ***1950***

Education:
Higher
All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions

Starting date	Completion date	Organization	Position
1997	2005	Open Joint-Stock Company "North-West Telecom", "Petersburg Telephone Network" branch (earlier - Open Joint-Stock Company "Petersburg Telephone Network")	Head of the Supervision and Inspection division of the Main Board
2005	2005	Open Joint-Stock Company "North-West Telecom", "Petersburg Telephone Network" branch	Head of the Internal Control Service of the Directorate
2005	now	Open Joint-Stock Company "North-West Telecom "	Manager of the Internal Audit Department

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***

Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies

The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

Full name: *Alexandr Alexandrovich Lavrentyev*
Year of birth: *1976*

Education:
Higher

All positions held by the person in the Issuer company and in all other organizations for the recent 5 years, including combination of positions:

Starting date	Completion date	Organization	Position
1999	2001	"Panorama Association" Limited Liability Company	Chief accountant
1999	2001	"Yus-Textile" Limited Liability Company	Chief accountant (part-time)
1999	2001	"AfroImpex" Limited Liability Company	Chief accountant (part-time)
2001	2003	"Koruna" Advertising Agency" Limited Liability Company	Economist, chef accountant
2003	2006	Open Joint-Stock Company "North-West Telecom "	Chief Specialist of the Economic Analysis Division
2006	now	Open Joint-Stock Company "North-West Telecom "	Chief Specialist of the Internal Audit Division

Share of the party's participation in the Issuer's authorized capital, % ***no share***
Percentage of Issuer's common stock held by the party, %: ***no share***
Numbers of Issuer's shares of each category, that may be acquired by the person as a result of exercising the rights granted by the Issuer's options held by it: ***No options were issued by the Issuer***
Participation of the person in the authorized capital (unit investment fund) of the Issuer's subsidiaries and dependent companies
The person has no said shares
Data on the nature of any kinship with any other persons who are members of the Issuer's management bodies and/or bodies of control over financial and economic activities of the Issuer:

No said kinship

5.6. Data on the Amount of Remuneration, Privileges and/or Reimbursement of Expenses for the Body of Control over the Financial and Economic Activities of the Issuer

The aggregate amount of remuneration paid to the body of control over the financial and economic activities of the Issuer (Auditing Committee) for the Year 2005:
Wages (roubles): ***2,442,975.00***
Bonuses (roubles): ***2,117,649.00***
Commission (roubles): ***4,046,591.00***
Privileges and/or reimbursement of expenses (roubles): ***149,374.00***
Other property compensations (roubles): ***0***
Total (roubles): ***8,756,589.00***

Data on existing agreements in respect of such payments in the current fiscal year:
In compliance with the Provisions on the Auditing Committee of the Company:
In the period of discharging their duties, each member of the Auditing Committee shall receive a quarterly remuneration in the amount of 150,000 roubles.
The quarterly remuneration of the Chairperson of the Auditing Committee shall have a factor of 1.3.
The remuneration of a member of the Auditing Committee for the quarter, in which reelection of the Auditing Committee took place, shall be paid in proportion to the time of his/her work in the quarter.

The total amount of remuneration paid to other bodies of the Issuer for control over its financial and economic activities (Internal Audit Department) for the 2005 year:
Wages (roubles): ***1,642,250.00***
Bonuses (roubles): ***786,976.00***
Commission (roubles): ***0***
Privileges and/or reimbursement of expenses (roubles): ***817,193.00***
Other property compensations (roubles): ***0***
Total (roubles): ***3,246,419.00***

5.7. Data on the Number of and Generalized Data on the Education and Composition of the Issuer's Workers (Employees) and on Any Changes in the Number of the Issuer's Workers (Employees)

Index	2001	2002	2003	2004	2005	1st quarter of 2006
Average official number of employees, persons	9,127 (PTN)	8,670 (PTN)	28,625	28,471	31,647	26,892
Employees who have graduated from higher schools, %	29.2	29.2	23.0	23.6	27.3	27.6
Amount of cash, allocated for wages, roubles	543,134,475	1,910,970,138	2,321,355,576	3,671,032,900	4,626,345,907	957,199,549
Amount of cash, allocated for social security, roubles	5,523,717	31,493,739	81,183,180	167,144,000	409,317,774	53,086,617
Total amount of cash spent, roubles	548,658,192	1,942,463,877	2,402,538,756	3,838,176,900	5,035,663,681	1,010,286,166

There are no employees seriously influencing the Issuer's business (key employees).

A trade union operates in the Company

5.8. Data on Any Obligations of the Issuer to Workers (Employees) Concerning the Possibility of their Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

No agreements or obligations of the Issuer have been provided for concerning the possibility of Issuer's workers' (employees') participation in its authorized capital (unit investment fund), including Issuer's options.

VI. Data on the Issuer's Participants (Shareholders) and on Party-Related Transactions Made by the Issuer

6.1. Data on the Issuer's Total Number of Shareholders (Participants)

Issuer's total number of participants as of the date of the end of the quarter under report: *33,075*

Total number of parties registered in the shareholders register of the Issuer as of the date of the end of the last quarter under report: *33,075*

Total number of nominal holders of Issuer's shares: *28*

6.2. Data on the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock, as well as data on participants (shareholders) of such parties, holding at least 20 per cent of the authorized capital (unit investment fund) or at least 20 per cent of their common stock

Full official name: ***"Investment Communication Company" Open Joint-Stock Company***
Abbreviated official name: ***Svyazinvest OJSC***
Location: ***55, ul. Plyushchikha, building 2, Moscow, Russia, 119121***
Tax-payer's identification No.: ***7710158355***
Share of the party's participation in the Issuer's authorized capital, % ***39.528***
Percentage of Issuer's common stock held by the party, %: ***50.761***

Participants (shareholders) of the party, holding at least 20 per cent of its authorized capital (unit investment fund) or at least 20 per cent of its common stock:

Full official name: ***MUSTCOM LIMITED***
Abbreviated official name: ***MUSTCOM LIMITED***
Location: ***Julia House 3 Themistoklis Dervis Street CY-1066 Nicosia, Cyprus***
Tax-payer's identification No.: ***none***
Share of the party in the authorized capital of the Issuer's shareholder (participant), %: ***25+1 share***
Percentage of the Issuer shareholder's (participant's) common shares held by this party, %: ***25***
Share of the party's participation in the Issuer's authorized capital, % ***none***
Percentage of Issuer's common stock held by the party, %: ***none***

Full official name: ***Russian Federation represented by Federal Agency for Federal Property Management***
Abbreviated official name: ***Russian Federation represented by Federal Agency for Federal Property Management***
Location: ***9 Nikolsky per., Moscow, 103685***
Tax-payer's identification No.: ***7710144747***
Share of the party in the authorized capital of the Issuer's shareholder (participant), %: ***75***
Percentage of the Issuer shareholder's (participant's) common shares held by this party, %: ***75 – 1 share***
Share of the party's participation in the Issuer's authorized capital, % ***3.337***
Percentage of Issuer's common stock held by the party, %: ***4.825***

Full official name: ***Brunswick UBS Closed Joint-Stock Company***
Abbreviated official name: ***Brunswick UBS CJSC***
Location: ***2/2, Paveletskaya square, Moscow, 115054***

Tax-payer's identification No.: ***7711080038***
Share of the party's participation in the Issuer's authorized capital, % ***12.645 (nominal holder)***
Percentage of Issuer's common stock held by the party, %: ***13.229% (nominal holder)***

Participants (shareholders) of the party, holding at least 20 per cent of its authorized capital (unit investment fund) or at least 20 per cent of its common stock:

Full official name: ***Brunswick Warburg (Russia) Ltd.***
Abbreviated official name: ***Brunswick Warburg (Russia) Ltd.***
Location: ***The Issuer has no data***
Tax-payer's identification No.:
Share of the party in the authorized capital of the Issuer's shareholder (participant), %: ***100***
Share of the party's participation in the Issuer's authorized capital, % ***none***
Percentage of Issuer's common stock held by the party, %: ***none***

Full official name: ***Depository Clearing Company - Closed Joint-Stock Company***
Abbreviated official name: ***DCC CJSC***
Location: ***31, ul. Shabolovka, building B, Moscow, 115162***
Tax-payer's identification No.: ***7710021150***
No. of the license of a professional participant of the securities market: ***177-06236-000100***
Date of issue: ***09.10.2002***
Validity period: ***without time-limit***
Authority issuing the license: ***Federal Service for Financial Markets (FSFR)***
Share of the party's participation in the Issuer's authorized capital, % ***10.5 (nominal holder)***
Percentage of Issuer's common stock held by the party, %: ***6.856 (nominal holder)***

Participants (shareholders) of the party, holding at least 20 per cent of its authorized capital (unit investment fund) or at least 20 per cent of its common stock:
The Issuer has no data

Full official name: ***ING-BANK (Eurasia) Closed Joint-Stock Company***
Abbreviated official name: ***ING Bank (Eurasia) CJSC***
Location: ***36, ul. Krasnoproletarskaya, Moscow, 127473***
Tax-payer's identification No.: ***7712014310***
No. of the license of a professional participant of the securities market: ***177-03728-000100***
Date of issue: ***07.12.2000***
Validity period: ***without time-limit***
Authority issuing the license: ***The Federal Commission for Securities Market***
Share of the party's participation in the Issuer's authorized capital, % ***12.583 (nominal holder)***
Percentage of Issuer's common stock held by the party, %: ***10.944 (nominal holder)***

Participants (shareholders) of the party, holding at least 20 per cent of its authorized capital (unit investment fund) or at least 20 per cent of its common stock:
The Issuer has no data

6.3. Data on the share of the state or the municipal unit in the authorized capital (unit investment fund) of the Issuer and on availability of a special right ("golden share")

Data on the share of the state (municipal entity) in the Issuer's authorized capital and special rights:

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Federal Agency for Federal Property Management***

Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***9, Nikolsky pereulok, Moscow, 103685***

Portion of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: ***3.337%***

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***The State Regional Institution "Property Fund of Novgorod Oblast"***

Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***office 161, pl. Sofiyskaya, Veliky Novgorod, Novgorod Oblast, 173005***

Portion of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: ***0.00008%***

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Vologda Oblast represented by the Department of Proprietary Relations of Vologda Oblast***

Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Vologda city***

Portion of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: ***0.00001%***

Name of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***Property Management Agency of Komi Republic***

Location of the state or municipal holding manager / party performing the functions of the Issuer's shareholder on behalf of the Russian Federation, a subject territory of the Russian Federation, or a municipal entity: ***The city of Syktyvkar***

Portion of the authorized capital owned by the state (by the Federation or RF territorial subjects) or municipal entities: ***0.00022%***

A special right of participation for the Russian Federation, entities of the Russian Federation or municipal entities in managing the Issuer ('golden share'):

no such special right is provided for

The share of the Federal State Unitary Enterprise "All-Russia State Telecasting and Broadcasting Company" (19/21, 5th ul. Yamskogo Polya, Moscow, 125124) in the Issuer's authorized capital is 0.003%

6.4. Data on Restrictions for Participation in the Authorized Capital (Unit Investment Fund) of the Issuer

If any restrictions of the number of shares held by one shareholder and/or their aggregate face value, and/or the maximum number of votes granted to one shareholder are established by the Articles of Association of the Issuer, which is a joint-stock company, then such restrictions must be listed: ***no such restrictions have been provided for by the Articles of Association of the Issuer.***

If any restrictions of the share of foreign parties' participation in the authorized capital of the Issuer have been established by the legislation of the Russian Federation or by other standard legal acts of the Russian Federation, then such restrictions must be listed or it must be stated that there are no such restrictions: ***there are no such restrictions***

Other restrictions related to participation in the authorized capital (unit investment fund) of the Issuer: ***there are no other restrictions***

6.5. Data on changes in the composition and size of participation of the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund) or at least 5 per cent of its common stock

Compositions of the Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for Issuers being joint-stock companies - also at least 5 per cent of Issuer's common stock as determined as of the date of the list of parties entitled to participation in each general meeting of the shareholders (participants) of the Issuer, held for the 5 recent completed fiscal years preceding the date of the end of the quarter under report.

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the Issuer was made up: ***02.04.2001***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***41.017***
Percentage of Issuer's common stock held by the said party (%): ***50.940***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The Issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***10.932***
Percentage of Issuer's common stock held by the said party (%): ***12.299***

Full official name: ***Machaon Limited***
Abbreviated official name: ***The Issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***5.424***
Percentage of Issuer's common stock held by the said party (%): ***6.737***

Full official name: ***DCL-KF Corporation***
Abbreviated official name: ***The Issuer has no data***

Share of the party in the Issuer's authorized capital (%): ***4.400***
Percentage of Issuer's common stock held by the said party (%): ***5.465***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the Issuer was made up: ***01.10.2001***

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): ***41.017***
Percentage of Issuer's common stock held by the said party (%): ***50.940***

Full official name: ***Stotter Limited***
Abbreviated official name: ***The Issuer has no data***

Share of the party in the Issuer's authorized capital (%): *10.932*
Percentage of Issuer's common stock held by the said party (%): *12.299*

Full official name: ***Machaon Limited***
Abbreviated official name: ***The Issuer has no data***

Share of the party in the Issuer's authorized capital (%): *5.424*
Percentage of Issuer's common stock held by the said party (%): *6.737*

Full official name: ***DCL-KF Corporation***
Abbreviated official name: ***The Issuer has no data***

Share of the party in the Issuer's authorized capital (%): *4.400*
Percentage of Issuer's common stock held by the said party (%): *5.465*

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the Issuer was made up: *08.05.2002*

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): *41.017*
Percentage of Issuer's common stock held by the said party (%): *50.940*

Full official name: ***Stotter Limited***
Abbreviated official name: ***The Issuer has no data***

Share of the party in the Issuer's authorized capital (%): *10.932*
Percentage of Issuer's common stock held by the said party (%): *12.299*

Full official name: ***Machaon Limited***
Abbreviated official name: ***The Issuer has no data***

Share of the party in the authorized capital (unit investment fund) of the Issuer (%): *5.424*
Percentage of Issuer's common stock held by the said party (%): *6.737*

Full official name: ***DCL-KF Corporation***
Abbreviated official name: ***The Issuer has no data***

Share of the party in the Issuer's authorized capital (%): *4.400*
Percentage of Issuer's common stock held by the said party (%): *5.465*

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the Issuer was made up: *16.12.2002*

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): *39.893*
Percentage of Issuer's common stock held by the said party (%): *50.844*

Full official name: ***Stotter Limited***
Abbreviated official name: ***The Issuer has no data***

Share of the party in the Issuer's authorized capital (%):
Percentage of Issuer's common stock held by the said party (%): *7.906*

Full official name: ***Lindsell Enterprises Limited***
Abbreviated official name: ***Lindsell Enterprises Ltd***

Share of the party in the Issuer's authorized capital (%): *5.424*
Percentage of Issuer's common stock held by the said party (%): *4.756*

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the Issuer was made up: *05.05.2003*

Issuer's shareholders holding at least 5 per cent of its authorized capital or at least 5 per cent of the common stock:

Full official name: ***Investment Communication Company - Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the Issuer's authorized capital (%): *39.893*
Percentage of Issuer's common stock held by the said party (%): *50.844*

Full official name: ***Lindsell Enterprises Limited***
Abbreviated official name: ***Lindsell Enterprises Ltd***

Share of the party in the Issuer's authorized capital (%): *6.633*
Percentage of Issuer's common stock held by the said party (%): *6.298*

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the Issuer was made up: *27.02.2004*

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for Issuers being joint-stock companies - also at least 5 per cent of Issuer's common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) endash Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the Issuer (%): *39.893*
Percentage of Issuer's common stock held by the said party (%): *50.844*

Full official name: ***Lindsell Enterprises Limited***
Abbreviated official name: ***Lindsell Enterprises Ltd***

Share of the party in the authorized capital (unit investment fund) of the Issuer (%): *4.13*
Percentage of Issuer's common stock held by the said party (%): *5.6*

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the Issuer was made up: ***14.05.2004***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for Issuers being joint-stock companies - also at least 5 per cent of Issuer's common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) endash Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the Issuer (%): ***39.893***
Percentage of Issuer's common stock held by the said party (%): ***50.844***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the Issuer was made up: ***19.07.2004***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for Issuers being joint-stock companies - also at least 5 per cent of Issuer's common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) endash Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the Issuer (%): ***39.893***
Percentage of Issuer's common stock held by the said party (%): ***50.844***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the Issuer was made up: ***21.07.2004***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for Issuers being joint-stock companies - also at least 5 per cent of Issuer's common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) endash Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the Issuer (%): ***39.893***
Percentage of Issuer's common stock held by the said party (%): ***50.844***

Date when the list of the parties entitled to participation in the general meeting of the shareholders (participants) of the Issuer was made up: ***10.05.2005***

Issuer's participants (shareholders) holding at least 5 per cent of its authorized capital (unit investment fund), and, for Issuers being joint-stock companies - also at least 5 per cent of Issuer's common stock:

Full official name: ***Investment Communication Company (Investitsionnaya Kompaniya Svyazi) endash Open Joint-Stock Company***
Abbreviated official name: ***OJSC Svyazinvest***

Share of the party in the authorized capital (unit investment fund) of the Issuer (%): ***39.528***
Percentage of Issuer's common stock held by the said party (%): ***50.761***

6.6. Data on Related-Party Transactions Made by the Issuer

Total amount of related-party transactions approved by each management body of the Issuer, based on the results of the last quarter under report:
1,436,664.23 USD and
144,919,035.49 roubles

Transaction (a group of interrelated transactions) with the price of 5 and more per cent of the balance value of the Issuer's assets as determined based on the data of its accounts and reports as of the last reporting date: ***there have been no such transactions in the period under report***

Party-related transaction (a group of interrelated transactions), the decision on approving which was not taken by the Board of Directors (Supervisory Board) or the general meeting of the shareholders (participants) of the Issuer in the cases when such approval was obligatory according to the laws of the Russian Federation: ***there have been no such transactions in the period under report***

6.7. Data on the amount of accounts receivable

Total Amount of Issuer's Accounts Receivable:

	2001	2002*	2003	2004	2005	1st quarter of 2006
Total accounts receivable, (*lines 230, 240 of form No.1*), thousand roubles	967,358	1,492,963	1,168,176	1,394,169	235,084,185	3,034,492,503
Doubtful debt reserve *(line 606 of form No.3 of accounts and reports for 2003, line 091 of accounts and reports for 2002)*, thousand roubles	-	663,403	753,121	1,227,611	586,549,016	805,071,130
Total accounts receivable, thousand roubles **	967,358	2,156,366	1,921,297	2,621,781	821,633,201	3,839,563,637

**** - merged companies taken into account (OJSC NWT was reorganized on the October 31, 2002 by taking over a number of telecommunication companies in the North-West of Russia. The audited accounts and reports of OJSC NWT for the year 2002 include the data of the affiliated organizations, starting from November 1, 2002).***
***** - When calculating the total amount of accounts receivable for the respective period, the Issuer takes into account the doubtful debt reserve.***

Issuer's Accounts Receivable Structure*:

the 1st quarter of 2006

Type of accounts receivable	Period in which the debt arises				
	from 0 to 45 days	from 45 to 90 days	from 90 to 180 days	from 180 days to 1 year	more than 1 year
Accounts receivable (line 230), including:					
buyers and customers, roubles	3,323,148	0	0	0	4,822,370
advances distributed, roubles	0	0	0	0	0
other receivables, roubles	30,081,573	28,099	56,197	167,214	13,037,702
Total, roubles:	**33,404,721**	**28,099**	**56,197**	**167,214**	**17,860,072**
Accounts receivable (line 240), including:					
overdue one, roubles	548,813,583	86,963,170	22,733,645	26,512,463	511,920,345

buyers and customers, roubles (except for the outstanding accounts receivable)	1,207,286,146	0	0	8,282,237	0
advances distributed, roubles	69,655,094	4,887,783	860,089	1,648,129	852,582
other receivables, roubles	438,538,508	390,574	20,242,607	7,146,609	26,242,636
Total, roubles:	**2,264,293,331**	**92,241,527**	**43,836,341**	**43,589,438**	**539,015,563**

2005

Type of accounts receivable	Period in which the debt arises				
	from 0 to 45 days	from 45 to 90 days	from 90 to 180 days	from 180 days to 1 year	more than 1 year
Accounts receivable (line 230), including:					
buyers and customers, roubles	8,249,971	x	x	x	x
advances distributed, roubles	196,744	x	x	x	x
other receivables, roubles	48,310,918	x	x	x	x
Total, roubles:	**56,757,633**	**0**	**0**	**0**	**0**
Accounts receivable (line 240), including:					
overdue one, roubles	92,023,640	19,009,138	21,929,976	61,833,225	502,785,815
buyers and customers, roubles (except for the outstanding accounts receivable)	1,063,944,648	6,330,218	2,036,020	0	482,237
advances distributed, roubles	68,598,802	11,998,306	186,156	449,630	845,718
other receivables, roubles	259,843,869	589,044	36,390,958	1,186,686	27,862,466
Total, roubles:	**1,484,410,959**	**37,926,706**	**60,543,110**	**63,469,541**	**531,976,236**

***** ***The accounts receivable structure is presented taking into account the doubtful debt reserve (line 606 of form No.3).***
***** - The Issuer keeps records of accounts receivable with the payment due period up to 45 days and from 45 days to 90 days, and for this reason no correct breakdown of accounts receivable with the payment due period up to 30 days and from 30 days to 60 days can be given.***
- The Issuer keeps records of accounts receivable by the time they arose, therefore no correct data of accounts receivable accounting by the time of payment due can be given.

Debtors owing at least 10 per cent of the total amount of the accounts receivable in 2001-2005 and in the 1st quarter of the year 2006: ***none***

VII. Issuer's accounting reports and other financial information

7.1. Annual accounting reports of the Issuer

BALANCE SHEET

			CODES
		Form No.1 under OKUD	0710001
as of	**31st December 2005**	Date (year, month, day)	29.03.2006
Organization	**OJSC North-West Telecom (Inter - regional Company)**	under OKPO	**01166228**
Taxpayer's Identification Number	**7808020593**	TIN	780820593
Area of activities	**communication**	under OKVED	64.20.11,12,22,3,21
Organizational & legal form/Form of ownership	Open Joint-Stock Company	under OKOPF/OKFS	**47/34**
Unit of measurement:	**thousand roubles**	under OKEI	**384**
Address:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186		
		Date of approval	
		Date of mailing (acceptance)	28.04.2006

ASSETS	Explanations	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
I. NON-CIRCULATING ASSETS					
Intangible assets		110	110	457	68
Fixed assets		120	120	18,627,158	21,983,239
Capital investments		130	130	1,013,229	764,066
Profitable investment in stocks of materials and capital equipment		135	135	0	0
Long-term financial investments		140	**140**	167,908	225,553
including: investment in subsidiaries			141	85,448	150,817
investment in associate companies			142	32,839	32,839
investment in other companies			143	30,887	41,720
other long-term finance investment			144	18,734	177
Deferred tax assets		145	145	385,286	215,805
Other non-circulating assets		150	150	1,703,977	2,052,237
Total for section I		190	**190**	21,898,015	25,240,968

ASSETS	Explanations	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
II. CURRENT ASSETS Stocks		210	**210**	520,116	426,616
including: raw materials, components and other similar values		211	211	302,280	301,183
expenditures in work-in-process (turnover costs)		213	213	143	442
finished products and goods for resale		214	214	11,140	8,466
shipped goods		215	215	604	0
deferred expenses		216	216	205,949	116,525
other stock and expenses		217	217	0	0
Value added tax on acquired values		220	220	1,110,785	1,046,166
Accounts receivable (expected in over 12 months after the reporting date)		230	**230**	67,447	56,758
including: buyers and customers		231	231	9,399	8,250
advances distributed			232	2,047	197
other debtors			233	56,001	48,311
Accounts receivable (expected within 12 months after the reporting date)		240	**240**	1,500,913	1,591,777
including: buyers and customers		241	241	1,151,031	1,183,826
advances distributed			242	72,333	82,079
other debtors			243	277,549	325,872
Short-term financial investments		250	250	15,689	1,045,094
Monetary funds,		260	260	239,782	144,699
Other current assets		270	270	319	2,109
Total for section II		290	**290**	3,455,051	4,313,219

BALANCE (sum of lines 190 + 290)		300	**300**	25,353,066	29,554,187

LIABILITIES	Explanations	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES Authorized capital		410	410	1,131,415	1,131,415
Additional capital		420	420	8,126,713	8,075,451
Capital reserves		430	430	46,897	56,571
Own shares purchased from shareholders		411	440	(0)	(0)
Retained profit (uncovered loss) of previous years.		470	460	5,299,818	5,003,472
Retained profit (uncovered loss) of the year under report		470	470	X	1,844,135
Total for section III		490	**490**	14,604,843	16,111,044
IV. LONG-TERM LIABILITIES Credits and loans		510	**510**	2,808,434	8,138,281
including: credits			511	2,576,939	3,908,189
loans			512	231,495	4,230,092
Deferred tax liabilities		515	515	590,524	626,024
Other long-term liabilities		520	520	1,131,204	506,678
Total for section IV		590	**590**	4,530,162	9,270,983
V. SHORT-TERM LIABILITIES Credits and loans		610	**610**	2,025,180	1,064,050
including: credits			611	495,641	532,685
loans			612	1,529,539	531,365
Accounts payable,		620	**620**	3,450,918	2,384,145
including: suppliers and contractors		621	621	1,906,210	1,149,001
advances received		625	622	373,662	338,286

wage arrears		622	623	142,375	96,319
indebtedness to state off-budget funds		623	624	69,112	95,297
Debt in respect of taxes and fees		624	625	409,580	244,479
other creditors		625	626	549,979	460,763
Indebtedness to participants (promoters) in respect of income payment		630	630	18,070	14,081
Deferred income		640	640	78,677	74,423
Reserves for forthcoming costs		650	650	645,216	635,461
Other short-term liabilities		660	660	0	
Total for section V		690	**690**	6,218,061	4,172,160
BALANCE (sum of lines 490 + 590 + 690)		700	**700**	25,353,066	29,554,187

Availability statement of valuables recorded on off-balance accounts

Index	Explanations	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Leased fixed assets		910	901	966,532	847,905
including those under leasing		911	911	320,893	184,047
Inventories accepted for custody		920	902	56,606	21,747
Goods accepted for commission		930	903	7,492	10,268
Insolvent debtors' indebtedness written-off to loss		940	904	699,827	634,713
Received liability and payment collaterals		950	905	22,165	21,473
Issued liability and payment collaterals		960	906	5,301,448	3,377,337
Wear of residential fund		970	907	7,606	6,771
Wear of external improvements and other similar facilities		980	908	3,083	3,231
Funds for payment for communication services			909	57,372	110,251

Statement on the net assets value

Index	Explanations	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Net assets			1000	14,683,520	16,185,467

Chief accountant ____________ **M.M. Semchenko**

CEO __________ **V.A. Akulich**

(signature) (name) (name) (signature)

28th April 2006

PROFIT AND LOSS REPORT

			CODES
		Form No.02 under OKUD	**0710002**
		Date (year, month, day)	29.03.2006
for the year	**2005**		
Organization	**OJSC North-West Telecom (Inter - regional Company)**	under OKPO	**01166228**
Taxpayer's Identification Number	**7808020593**	TIN	780820593
Area of activities	**communication**	under OKVED	64.20.11,12,22,3,21
Organizational & legal form/Form of ownership	Open Joint-Stock Company	under OKOPF/OKFS	**47/34**
Unit of measurement:	**thousand roubles**	under OKEI	**384**

Index	Explanations	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
I. Income and expenses from and for normal activities					
Proceeds (net) from sales of goods, products, jobs and services (less the VAT)		010	010	20,383,486	15,355,680
including those from the sales: of communication services			011	19,715,442	14,779,309
Prime cost of sold goods, products, works and services		020	020	(16,572,811)	(12,238,224)
including: communication services			021	(16,276,856)	(11,976,434)
Profit (loss) from sales (lines 010 -020)		050	**050**	3,810,675	3,117,456
II. OPERATING INCOME AND EXPENSES					
Interest receivable		060	060	96,433	8,992
Interest payable		070	070	(660,535)	(312,516)
Income from participation in other organizations		080	080	6,148	698
Other operating income		090	090	1,188,108	512,260
Other operating expenses		100	100	(1,463,300)	(1,086,917)
III. NON-OPERATING INCOME AND EXPENSES					
Non-operating income		120	120	555,059	373,391
Non-sale (non-operating) expenses		130	130	(703,348)	(621,899)

Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130)		140	**140**	2,829,240	1,991,465
Expenses for the profit tax (lines -151+/-152+/-153) including:			**150**	(981,784)	(665,736)
Deferred tax liabilities		142	151	(49,596)	(129,025)
deferred tax assets		141	152	(56,669)	140,414
Current profit tax		150	153	(875,519)	(677,125)
Profit (loss) from normal activities (lines 140 - 150)			**160**	1,847,456	1,325,729
IV. EXTRAORDINARY INCOME AND EXPENSES					
Extraordinary income			170	1,257	2,075
Extraordinary expenses			180	(4,578)	(817)
Net profit (retained profit (loss) of the period under report) (lines 160 + 170 - 180)		190	***190***	1,844,135	1,326,987
FOR REFERENCE Contingent expenses /income for the profit tax			201	(672,401)	(478,253)
Fixed tax liabilities		200	202	(322,417)	(228,075)
Fixed tax assets		200	203	13,034	40,592

Index	Explanations	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
Base profit (loss) per share			301	0,00191	0,00157
Watered profit (loss) per share			302	0,00000	0,00000

Explanation of profit and loss items

Index	Index code	Line code	For the period under report		For the same period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received		401	37,600	(2,396)	19,084	(4,793)
Profit (loss) of previous years		402	36,350	(88,823)	67,324	(107,856)
Indemnification for losses inflicted by failure to fulfil or to fulfil duly the *obligations*		403	2,325	(2,572)	3,118	(1,691)
Exchange rate differences of foreign currency transactions		404	28,869	(14,109)	47,234	(39,404)
Deductions for estimate reserves		405	416,510	(43,194)	112,032	(490,312)
Writing off accounts receivable and payable		406	54,049	(7,597)	4,547	(9,969)

CEO __________ V.A. Akulich
(signature)
(name)

Chief accountant ______________ M.M. Semchenko
(signature)
(name)

28th April 2006

CAPITAL CHANGES STATEMENT

for the year 2005

Organization OJSC North-West Telecom (Inter - regional Company)

Taxpayer's Identification Number 7808020593

Area of activities communication

Organizational & legal form/Form of ownership Open Joint-Stock Company

Unit of measurement: thousand roubles

	CODES
Form No.03 under OKUD	0710003
Date (year, month, day)	29.03.2006
under OKPO	01166228
TIN	780820593
under OKVED	64.20.11,12,22,3,2 1
under OKOPF/OKFS	47/34
under OKEI	384

I. Change of capital

Index	Index code	Line code	Authorized capital	Additional capital	Capital reserves	Retained profit (uncovered loss)	Total
1	1a	2	3	4	5	6	7
Balance as of December 31, 2003		100	937,940	6,859,040	46,897	3,592,779	11,436,656
Year 2004							
Changes in the accounting policy		101	X	X	X	0	0
Result from revaluation of fixed asset objects		102	X	0	X	0	0
Other		103	X	0	X	0	0

Balance as of January 1, 2004		104	937,940	6,859,040	46,897	3,592,779	11,436,656
Items of capital changes:		200	0	(57,440)	0	1,249,704	1,192,264
Result from recalculation of foreign currencies		201	X	0	X	X	0
Net profit (loss) of the year under report		202	X	X	X	1,326,987	1,326,987
Dividend		203	X	X	X	(133,203)	(133,203)
Deductions to the reserve funds		204	X	X	0	0	0
Issue of extra shares from own sources		205	0	0	X	0	0
Increasing the face value of shares		206	0	0	X	0	0
Change of capital upon retirement of fixed assets		207	X	(56,228)	X	56,228	0
Other		208	0	(1,212)	0	(308)	(1,520)
Increase of capital value through:		210	193,475	1,325,113	0	457,335	1,975,923
extra issue of shares at the expense of shareholders		211	0	0	X	'X	0

corporation re-organization		212	193,475	1,325,113		457,335	1,975,923
other		213	0	0	0	0	0
Decrease of capital value through:		**220**	0	0	0	0	0
reducing the number of shares		221	0	X	X	0	0
reducing the shares face value		222	0	X	X	X	0
corporation re-organization		223	0	0	0	0	0
other		224	0	0	0	0	0
Balance as of December 31, 2004		**300**	1,131,415	8,126,713	46,897	5,299,818	14,604,843
Year 2005 Changes in the accounting policy		301	X	X	X	0	0
Result from revaluation of fixed asset objects		302	X	0	X	0	0
Other		303	X	0	X	0	0
Balance as of January 1, 2005	**100**	**304**	1,131,415	8,126,713	46,897	5,299,818	14,604,843
Items of capital changes:		**400**	0	(51,262)	9,674	1,547,789	1,506,201
Result from recalculation of foreign currencies		401	X	0	X	X	0
Net profit (loss) of the year under report		402	X	X	X	1,844,135	1,844,135

Dividend		403	X	X	X	(335,923)	(335,923)
Deductions to the reserve funds	110	404	X	X	9,674	(9,674)	0
Issue of extra shares from own sources	121	405	0	0	X	0	0
Increasing the face value of shares	122	406	0	0	X	0	0
Change of capital upon retirement of fixed assets		407	X	(51,144)	X	51,144	0
Other		408	0	(118)	0	(1,893)	(2,011)
Increase of capital value through:		**410**	0	0	0	0	0
extra issue of shares at the expense of shareholders	121	411	0	0	X	X	0
corporation re-organization	123	412	0	0	0	0	0
other		413	0	0	0	0	0
Decrease of capital value through:		**420**	0	0	0	0	0
reducing the number of shares	132	421	0	X	X	0	0
reducing the shares face value	131	422	0	X	X	X	0

corporation re-organization	133	423	0	0	0	0	0
other		424	0	0	0	0	0
Balance as of December 31, 2005	140	500	1,131,415	8,075,451	56,571	6,847,607	16,111,044

2. Reserves

Index	Index code	Line code	Balance as of the beginning of the year	Received	Used / Restored	Balance as of the beginning of the year
1	1a	2	3	4	5	6
Reserves formed in accordance with the laws: Reserve fund						
data for the year 2004		601	46,897	0	(0)	46,897
data for the year 2005		602	46,897	9,674	(0)	56,571
Reserves formed in compliance with the incorporation documents: Joint Stock Fund of the Company's Employees						
data for the year 2004		603	0	0	(0)	0
data for the year 2005		604	0	0	(0)	0
Estimate reserves: Doubtful debt reserves						
data for the year 2004		605	753,121	578,372	(103,881)	1,227,612
data for the year 2005		606	1,227,612	67,741	(673,819)	621,534
Reserve against depreciation of financial investment						
data for the year 2004		607	0	4,564	(0)	4,564
data for the year 2005		608	4,564	8	(4,135)	437
Reserve for reduction of the value of stocks of materials and capital equipment						
data for the year 2004		609	0	0	(0)	0
data for the year 2005		610	0	0	(0)	0
Reserves for forthcoming costs						
data for the year 2004		611	372,597	562,702	(290,083)	645,216
data for the year 2005		612	645,216	1,649,760	(1,659,515)	635,461
Contingent liabilities reserves						
data for the year 2004		613	0	0	(0)	0
data for the year 2005		614	0			0

CEO __________ V.A. Akulich
(signature) (name)
28th April 2006

Chief accountant ____________ M.M. Semchenko
(signature) (name)

CASH FLOW REPORT

			CODES
		Form No.04 under OKUD	**0710004**
for the year	**2005**	Date (year, month, day)	29.03.2006
Organization	**OJSC North-West Telecom**	under OKPO	**01166228**
Taxpayer's Identification Number	**780820593**	TIN	780820593
Area of activities	**communication**	under OKVED	64.20.11,12,22,3,21
Organizational & legal form/Form of ownership	Open Joint-Stock Company	under OKOPF/OKFS	**47/34**
Unit of measurement:	**thousand roubles**	under OKEI	**384**

Index	Index code	Line code	For the year under report	For the same period of the previous year
1	1a	2	3	4
CASH BALANCE AS OF THE START OF THE YEAR UNDER REPORT		**010**	239,801	279,969
CURRENT OPERATION **Total received cash from current activities**		**020**	24,243,147	17,935,310
payments received from buyers, customers		021	23,455,896	17,187,228
payments received as an agent		022	679,414	0
other income		023	107,837	748,082
Monetary funds, assigned:		**030**	(19,564,553)	(14,477,529)
for payment for acquired goods, works, services, raw materials and other current assets	150	031	(7,177,003)	(5,784,758)
for wages	160	032	(5,024,957)	(3,225,172)
for payment of interest	170	033	(516,882)	(470,573)
for settlements on taxes and fees	180	034	(4,965,221)	(3,801,916)
for settlements under agency agreements		035	(673,364)	(0)
for other expenses		036	(1,207,126)	(1,195,110)
Net cash from current activities		**040**	4,678,594	3,457,781

INVESTMENT ACTIVITIES **Total received cash from investment activities**		**050**	1,601,435	284,352
returns from sale of fixed assets and other non-circulating assets	210	051	59,199	69,715
receipts from retirement and sale of securities, sale of *shares, interests and other kinds* of financial investment	220	052	1,436,298	201,195
dividend received, income from share participation	230	053	5,563	700
Interest received	240	054	82,200	4,745
returns from repayment of loans to other organizations	250	055	11,811	1,047
other income from investment activities		056	6,364	6,950
Monetary funds, assigned:		**060**	(9,977,935)	(5,461,802)
for acquisition and creating of fixed assets items and other non-circulating assets	290	061	(7,475,035)	(5,261,042)
for acquisition of shares (parts)	280	062	(78,969)	(760)
for acquisition of debt securities and *other financial* investment	300	063	(2,423,915)	(200,000)
for loans to other organizations	310	064	(16)	(0)
other investment operation expenses		065		(0)
Net monetary funds from investment activities	**340**	**070**	(8,376,500)	(5,177,450)
FINANCIAL ACTIVITIES **Total received cash from financial activities**		**080**	15,332,295	7,520,825
loans and credits received		081	15,328,076	7,478,314
other income from financial activities		082	4,219	42,511
Monetary funds, assigned:		**090**	(11,729,491)	(5,841,343)
for loans and credits repayment (with no interest)		091	(10,940,472)	(5,200,511)
for repayment of liabilities under financial lease		092	(413,106)	(456,605)
payment of dividend	170	093	(306,733)	(184,209)
other financial operation expenses		094	(69,180)	(18)
Net monetary funds from financial activities		**100**	3,602,804	1,679,482

Net increase (decrease) of monetary funds		**110**	(95,102)	(40,187)
CASH BALANCE AS OF THE END OF THE PERIOD UNDER REPORT		**120**	144,699	239,782
Impact of foreign currency to rouble exchange rate fluctuations		130	18	(19)

CEO __________ V.A. Akulich
(signature)
(name)

Chief accountant ____________ M.M. Semchenko
(signature)
(name)

28th April 2006

APPENDIX TO THE ACCOUNTING BALANCE SHEET

			CODES
		Form No.05 under OKUD	**0710005**
as of	**31st December 2005**	Date (year, month, day)	29.03.2006
Organization	**OJSC North-West Telecom (Inter - regional Company)**	under OKPO	**01166228**
Taxpayer's Identification Number	**7808020593**	TIN	780820593
Area of activities	communication	under OKVED	64.20.11,12,22,3,21
Organizational & legal form/Form of ownership	Open Joint-Stock Company	under OKOPF/OKFS	**47/34**
Unit of measurement:	**thousand roubles**	under OKEI	**384**

1. Intangible Assets

Index	Index code	Line code	As of the beginning of the year under report	Received	Retired	As of the end of the year under report
1	1a	2	3	4	5	6
Intellectual property objects (exclusive rights to results of intellectual property)	010	101	915	0	(528)	387

including: those of a patent holder - to an invention, industrial design, utility model	011	102	0	0	(0)	0
those of a title holder – to software programmes and databases	012	103	831	0	(528)	303
those of an owner - to the trademark, service mark, and name of the place of goods origin	014	104	84	0	(0)	84
other	015	105	0	0	(0)	0
Other	040	106	0	0	(0)	0
Total		**110**	915	0	(528)	387

Index	Index code	Line code	As of the beginning of the year under report	As of the end of the period under report
1	1a	2	3	4
Depreciation of Intangible Assets - total	050	**120**	458	319
including: *those of a patent holder - to an invention, industrial design, utility model*		121	0	0
those of a title holder – to software programmes and databases		122	450	304
those of an owner - to the trademark, service mark, and name of the place of goods origin		123	8	15
other		124	0	0

2. Fixed assets

Index	Index code	Line code	As of the beginning of the year under report	Received	Retired	As of the end of the year under report
1	1a	2	3	4	5	6
Buildings		201	4,672,766	354,363	(44,622)	4,982,507
Facilities and transmission devices		202	8,807,418	1,450,970	(61,869)	10,196,519
Machines and equipment		203	15,886,935	3,288,685	(203,835)	18,971,785
Transport facilities		204	299,775	90,009	(44,130)	345,654
Computing and office facilities		205	1,017,188	420,022	(16,635)	1,420,575
Housing stock		206	28,014	3	(3,942)	24,075

Land plots and nature management sites		207	19,756	152	(1,444)	18,464
Other types of fixed assets		208	477,022	103,444	(20,637)	559,829
Total		**210**	31,208,874	5,707,648	(397,114)	36,519,408

Index	Index code	Line code	As of the beginning of the year under report	As of the end of the year under report
1	1a	2	3	4
Depreciation of fixed assets - total	140	**220**	12,581,716	14,536,169
including: *buildings*		221	1,123,598	1,176,701
facilities and transmission devices		222	4,478,009	4,753,507
machines and equipment		223	5,961,655	7,241,048
transport facilities		224	164,149	195,486
Computing and office equipment		225	526,126	773,958
Other types of fixed assets		226	328,179	395,469

Index	Index code	Line code	As of the beginning of the year under report	As of the end of the year under report
1	1a	2	3	4
From line 210: leased out fixed asset objects - total		**230**	255,716	224,472
including: buildings		231	237,622	206,045
facilities and transmission devices		232	511	1,255
machines and equipment		233	4,831	4,879
transport facilities		234	2,827	1,817
Other types of fixed assets		235	9,925	10,476
From line 210: laid up fixed asset objects		240	6,442	5,329

FOR REFERENCE	Index code	Line code	As of the beginning of the year under report	As of the end of the year under report
1	1a	2	3	4

Result from revaluation of fixed asset objects		**250**	0	X
initial (replacement) value	171	251	0	X
depreciation	172	252	0	X
Fixed assets items received on the lease basis - total		**260**	966,532	847,905
including: buildings		261	189,495	194,794
facilities and transmission devices		262	357,535	368,609
machines and equipment		263	333,513	245,993
transport facilities		264	60,852	31,087
Other types of fixed assets		265	25,137	7,422

Real estate sites that are in operation and included in *fixed assets prior to title* registration		270	835,865	2,040,656

3. Profitable investment in stocks of materials and capital equipment

Index	Index code	Line code	As of the beginning of the year under report	Received	Retired	*As of the end of the year under report*
1	1a	2	3	4	5	6
Property for leasing out		301	0	0	(0)	0
Property provided under a hire contract		302	0	0	(0)	0
Other		303	0	0	(0)	0
Total		**310**	0	0	(0)	0

Index	Index code	Line code	As of the beginning of the year under report	As of the end of the year under report
1	1a	2	3	4

Depreciation of profitable investment in stocks of materials and capital equipment		311	0	0

4. Expenses for research, design and process work

Type of work name	Index code	Line code	Beginning of the year under report	Received	Written off	As of the end of the year under report
1	1a	2	3	4	5	6
Completed R&D works, the results of which are used for production or managerial needs of the Company	310	400	0	0	(0)	0

FOR REFERENCE	Index code	Line code	As of the beginning of the year under report	As of the end of the period under report
1	1a	2	3	4
Total amount of expenses for research, design and process work in progress	320	401	0	0

FOR REFERENCE	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	3	4
Total amount of expenses included in expenses for normal operation		402	0	0
Total amount of expenses for research, design and process work, that have not yielded results and have been included in non-operational expenses		403	0	0

5. Financial Investment

Index	Index code	Line code	Long-term		Short-term	
			As of the beginning of the year under report	As of the end of the period under report	As of the beginning of the year under report	As of the end of the period under report
1	1a	2	3	4	5	6

Contributions to authorized capitals of other organizations – total	510	501	149,174	225,377	0	0
including: those of subsidiaries and associate companies	511	502	118,287	183,656	0	0
State, municipal and external organization's bonds	515	503	220	0	0	0
Promissory notes	520	504	0	0	15,689	11,544
Granted loans	525	505	10,514	176	0	0
Deposits	530	506	8,000	0	0	1,033,550
Other	535	507	0	0	0	0
Total	540	**510**	167,908	225,553	15,689	1,045,094
In the total amount – *financial investment* having the current market value: Contributions to authorized capitals of other organizations – total	550	511	206	0	0	0
including: those of subsidiaries and associate companies	551	512	0	0	0	0

State, municipal and external organization's bonds	555	513	0	0	0	0
Promissory notes	560	514	0	0	0	0
Other	565	515	0	0	0	0
Total	570	**520**	206	0	0	0
FOR INFORMATION For financial investment having the current market value, the change of value as a result of value adjustment	580	521	24	0	0	0

6. Normal operation expenses (by cost elements)

Index	Index code	Line code	For the year under report	For the previous year
1	1a	2	3	4
Material expenses	710	601	(5,530,201)	(4,413,580)
Expenses for wages	720	602	(5,578,050)	(3,870,130)
Deductions for social needs	730	603	(1,220,630)	(1,080,496)
Depreciation	740	604	(1,964,869)	(1,352,292)
Other expenses	750	605	(2,279,061)	(1,521,726)

Total for elements of expenses	760	610	(16,572,811)	(12,238,224)
Balance change (accretion [+], reduction [-]): of production-in-progress	765	621	299	(439)
of deferred expenses	766	622	89,424	122,017

7. Guarantees

Index	Index code	Line code	As of the beginning of the year under report	As of the end of the period under report
1	1a	2	3	4
Received guarantees - total		710	22,165	21,473
including: guarantees of banks		711	0	0
warranties of third parties		712	0	0
notes		713	0	0
pledged property		714	22,165	21,473
including: fixed asset objects		715	0	0
securities and other financial investment		716	0	0
other property		717	22,165	21,473
other		718	0	0

Issued guarantees - total		720	5,301,448	3,377,337
including: warranties of third parties		721	754,437	695,148
notes		722	0	0
pledged property		723	4,547,011	2,682,189
including: fixed asset objects		724	4,547,011	2,682,189
securities and other financial investment		725	0	0
other property		726	0	0
other		727	0	0

8. State Aid

Index	Index code	Line code	For the year under report	For the same period of the previous year
1	1a	2	3	4
Budgetary funds received in the year under report - total	910	810	30	0
including: Funds for capital expenditure financing		811	0	0

Funds for current expenditure financing		812	30	0

Index	Index code	Line code	As of the beginning of the year under report	Received for the period under report	Repaid for the period under report	As of the end of the period under report
1	1a	2	3	4	5	6
Budgetary credits - total	920	**820**	0	0	(0)	0
Funds for capital expenditure financing		821	0	0	(0)	0
Funds for current expenditure financing		822	0	0	(0)	0

CEO __________ V.A. Akulich **Chief accountant** ____________ M.M. Semchenko
(signature) (name) (signature) (name)
28th April 2006

7.2. Issuer's Quarterly Accounts and Reports for the Last Completed Quarter under Report

BALANCE SHEET

			CODES
		Form No.1 under OKUD	**0710001**
as of	**March 31, 2006**	Date (year, month, day)	27.04.2006
Organization	OJSC North-West Telecom	under OKPO	**01166228**
Taxpayer's Identification Number	**7808020593**	TIN	7808020593
Area of activities	**communication**	under OKVED	64.20.11,12,22,3,21
Organizational & legal form/Form of ownership	Open Joint-Stock Company	under OKOPF/OKFS	**47/34**
Unit of measurement:	**thousand roubles**	under OKEI	**384**
Address:	14/26, ul. Gorokhovaya (26, ul. Bolshaya Morskaya), St. Petersburg, 191186		
		Date of approval	
		Date of mailing (acceptance)	28.04.2006

ASSETS	Explanations	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
I. NON-CIRCULATING ASSETS Intangible assets		110	110	68	66
Fixed assets		120	120	21,983,239	21,582,386
Capital investments		130	130	764,066	1,456,846
Profitable investment in stocks of materials and capital equipment		135	135	0	0
Long-term financial investments		140	**140**	225,553	225,508
including: investment in subsidiaries			141	150,817	150,817
investment in associate companies			142	32,839	32,839

investment in other companies			143	41,720	41,714
other long-term finance investment			144	177	138
Deferred tax assets		145	145	215,805	256,046
Other non-circulating assets		150	150	2,055,330	2,143,312
Total for section I		190	**190**	25,244,061	25,664,164

ASSETS	Explanations	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
II. CURRENT ASSETS Stocks		210	**210**	426,616	498,550
including: raw materials, components and other similar values		211	211	301,183	309,831
expenditures in work-in-process (turnover costs)		213	213	442	203
finished products and goods for resale		214	214	8,466	10,158
shipped goods		215	215	0	0
deferred expenses		216	216	116,525	178,358
other stock and expenses		217	217	0	0
Value added tax on acquired values		220	220	1,046,166	592,147
Accounts receivable (expected in over 12 months after the reporting date)		230	**230**	56,561	51,516
including: buyers and customers		231	231	8,250	8,146
advances distributed			232		0
other debtors			233	48,311	43,370

Accounts receivable (expected within 12 months after the reporting date)		240	**240**	1,588,881	2,177,905
including: buyers and customers		241	241	1,183,826	1,607,440
advances distributed			242	79,183	77,904
other debtors			243	325,872	492,561
Short-term financial investments		250	250	1,045,094	1,021,943
Monetary funds,		260	260	144,699	97,013
Other current assets		270	270	2,109	4,269
Total for section II		290	**290**	4,310,126	4,443,343
BALANCE (sum of lines 190 + 290)		300	**300**	29,554,187	30,107,507

LIABILITIES	Explanations	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES Authorized capital		410	410	1,131,415	1,131,415
Additional capital		420	420	8,075,451	8,046,223
Capital reserves		430	430	56,571	56,571
Own shares purchased from shareholders		411	440	(0)	
Retained profit (uncovered loss) of previous years.		470	460	6,847,607	6,876,639
Retained profit (uncovered loss) of the year under report		470	470	X	670,131
Total for section III		490	**490**	16,111,044	16,780,979
IV. LONG-TERM LIABILITIES Credits and loans		510	**510**	8,138,281	7,737,989
including: credits			511	3,908,189	3,511,646
loans			512	4,230,092	4,226,343

Deferred tax liabilities		515	515	626,024	778,517
Other long-term liabilities		520	520	506,678	422,327
Total for section IV		590	**590**	9,270,983	8,938,833
V. SHORT-TERM LIABILITIES Credits and loans		610	**610**	1,064,050	1,154,939
including: credits			611	532,685	623,915
loans			612	531,365	531,024
Accounts payable,		620	**620**	2,384,145	2,638,553
including: suppliers and contractors		621	621	1,149,001	1,058,829
advances received		625	622	338,286	410,122
wage arrears		622	623	96,319	223,465
indebtedness to state off-budget funds		623	624	95,297	105,815
Debt in respect of taxes and fees		624	625	244,479	239,398
other creditors		625	626	460,763	600,924
Indebtedness to participants (promoters) in respect of income payment		630	630	14,081	14,005
Deferred income		640	640	74,423	67,298
Reserves for forthcoming costs		650	650	635,461	512,900
Other short-term liabilities		660	660	0	
Total for section V		690	**690**	4,172,160	4,387,695
BALANCE (*sum of lines 490 + 590 + 690*)		700	**700**	29,554,187	30,107,507

Availability statement of valuables recorded on off-balance accounts

Index	Explanations	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Leased fixed assets		910	901	847,905	858,882
including those under leasing		911	911	184,047	184,047
Inventories accepted for custody		920	902	21,747	23,380
Goods accepted for commission		930	903	10,268	10,146
Insolvent debtors' indebtedness written-off to loss		940	904	634,713	641,139
Received liability and payment collaterals		950	905	21,473	21,086
Issued liability and payment collaterals		960	906	3,377,337	3,224,915
Wear of residential fund		970	907	6,771	6,261
Wear of external improvements and other similar facilities		980	908	3,231	3,225
Funds for payment for communication services			909	110,251	115,644

Statement on the net assets value

Index	Explanations	Index code	Line code	As of the beginning of the period under report	As of the end of the period under report
1	1a	2	2a	3	4
Net assets			1000	16,185,467	16,848,277

CEO __________ V.A. Akulich **Chief accountant** ____________ M.M. Semchenko

(signature) (name) (signature) (name)

28th April 2006

PROFIT AND LOSS REPORT

			CODES
		Form No.02 under OKUD	**0710002**
for	**for the 1st quarter of 2006**	Date (year, month, day)	27.04.2006
Organization	***OJSC North-West Telecom***	under OKPO	**01166228**
Taxpayer's Identification Number	**7808020593**	TIN	7808020593
Area of activities	**communication**	under OKVED	64.20.11,12,22,3,21
Organizational & legal form/Form of ownership	Open Joint-Stock Company	under OKOPF/OKFS	**47/34**
Unit of measurement:	**thousand roubles**	under OKEI	**384**

Index	Explanations	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
I. Income and expenses *from and for normal* activities					
Proceeds (net) from sales of goods, products, jobs and services (less the VAT)		010	010	4,800,947	4,906,839
including that from the sales: *communication* services			011	4,441,588	4,765,443
Prime cost of sold goods, products, works and services		020	020	(3,265,011)	(3,715,408)
including: *communication services*			021	(3,098,230)	(3,652,561)
Profit (loss) from sales (lines 010 -020)		050	**050**	1,535,936	1,191,431
II. OPERATING INCOME AND EXPENSES					
Interest receivable		060	060	20,134	7,365
Interest payable		070	070	(177,689)	(144,279)
Income from participation in other organizations		080	080	0	0
Other operating income		090	090	30,271	71,397
Other operating expenses		100	100	(457,391)	(199,799)
III. NON-OPERATING INCOME AND EXPENSES					
Non-operating income		120	120	69,789	39,264
Non-sale (non-operating) expenses		130	130	(91,989)	(82,518)
Profit (loss) before taxes (lines 050+060-070+080+090-100+120-130)		140	**140**	929,061	882,861
Expenses for the profit tax (lines -151+/-152+/-153) including:			**150**	(258,845)	(245,418)
Deferred tax liabilities		142	151	(152,493)	(467)
deferred tax assets		141	152	40,240	(51,244)
Current profit tax		150	153	(146,592)	(193,707)
***Profit (loss) from normal* activities (lines 140 - 150)**			**160**	670,216	637,443

IV. EXTRAORDINARY INCOME AND EXPENSES					
Extraordinary income			170	24	296
Extraordinary expenses			180	(109)	(271)
Net profit (retained profit (loss) of the period under report) (lines 160 + 170 - 180)		190	**190**	670,131	637,468
FOR REFERENCE					
Contingent expenses /income for the profit tax			201	(222,954)	(204,834)
Fixed tax liabilities		200	202	(43,539)	(41,496)
Fixed tax assets		200	203	7,648	912

Index	Explanations	Index code	Line code	For the period under report	For the same period of the previous year
1	1a	2	2a	3	4
Base profit (loss) per share			301	X	X
Watered profit (loss) per share			302	X	X

*** To be filled in the annual accounting reports**

Explanation of profit and loss items

Index	Index code	Line code	For the period under report		For the same period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits, which have been acknowledged or for which (arbitration) court awards on recovery have been received		401	9,750	(60)	9,372	(77)
Profit (loss) of previous years		402	3,663	(8,746)	11,103	(28,492)
Indemnification for losses inflicted by failure to fulfil or to fulfil duly the obligations		403	595	(160)	387	(196)
Exchange rate differences of foreign currency transactions		404	25,100	(10,401)	11,793	(1,167)
Deductions for estimate reserves		405	39,125	(263,412)	13,651	(0)

Writing off accounts receivable and payable		406	316	(522)	179	(1,754)

CEO __________ V.A. Akulich **Chief accountant** ______________ M.M. Semchenko

(signature) **(name)** (name) (signature)

28th April 2006

7.3. Issuer's Summary Accounts for the Three Last Completed Fiscal Years or for Each Completed Fiscal Year

Not submitted in the quarter under report

7.4. Data on accounting policy

Provisions on Accounting Policy of the Open Joint-Stock Company "North-West Telecom" for the year 2006

INTRODUCTION

These Provisions on Accounting Policy of the Company have been developed in compliance with the requirements of the laws of the Russian Federation.

For the purposes of these Provisions, Accounting Policy of the Company means the aggregate of the accounting methods selected by it, grounded and disclosed for various users – primary observation, cost measurement, current grouping and summary generalization of the operation facts – aimed at obtaining financial and managerial information as prompt, complete, impartial and reliable as possible.

In the cases where the standard accounting regulation system of the Russian Federation did not provide for an accounting method for a certain issue, the respective accounting method was developed during the development of the accounting policy by the Company, proceeding from the active Provisions on accounting.

Being the basis of the accounting system, the Company's accounting policy must ensure the following:

observing the fundamental principles of accounting, such as completeness, timeliness, caution, priority of content over form, consistency, rationality;

observance of the general requirements for accounts and reports: completeness, essentiality, neutrality, comparability, commensurability;

reliability of reports prepared by the Company;

unity of the methods used in organizing and keeping accounts in the Company on the whole and in its sundivisions;

efficacy and flexibility of the accounting system's response to changes in the conditions of financial and economic operations, including those stipulated by changes in legislative and standard acts;

Along with the general obligatory requirements and rules, these Provisions take into account some peculiarities of an electrical communications company:

availability of bylaws regulating accounting process from the viewpoint of the specific character of the industry;

availability of many structural units, which, in a number of cases, are situated far from the Company's General Directorate's location;

The Provisions consistently describe the accounting methods that were adopted when the accounting policy was being prepared and which essentially influence the estimation and the taking of decisions by interested users of accounts and reports and without the knowledge of using which it is impossible to estimate the financial standing, cash flow or financial results of the Company's business.

The accounting methods selected by the Company when this Accounting policy was formed are approved by the Order of the Company's General Manager and are applied starting from 1st

January 2006.

All persons having to do with deciding the issues covered by the accounting policy shall be guided by these Provisions in their activities:

Management of the Company;

managers of branches and structural units in charge of organization and status of accounting in the units headed by them;

workers of services and departments in charge of timely preparation and revision of standard and reference information and in charge of bringing it to the notice of executive units;

workers of all services and units in charge of timely submission of source documents to the accountants' office;

workers of the accountants' service in charge of timely and quality performance of all accounting operations and making up of reliable reports of all kinds;

other employees.

The accounting policy has been prepared for the year 2006 and is not subject to changes, except for the following cases:

changes in the legislation of the Russian Federation or standard acts on accounting;

development of new accounting methods in the Company;

essential changes in the operation conditions as a result of re-organization, change of owners, or change of the areas of business, etc.

All and any amendments introduced to the text of the Provisions on the Company's Accounting Policy shall be determined by the Company's Management Board and approved by the General Manager of the Company.

Any changes in the accounting policy shall take effect starting from 1st January of the year (start of the fiscal year) following the year of its approval.

Responsibility for the organization of accounting and observance of legislation in performance of economic operations shall rest with the General Manager of the Company. The Chief accountant of the Company shall be responsible for formation of the accounting policy, accounting, timely submission of complete and reliable accounts and reports.

---

1 For the purpose of this document the Company's subdivisions mean (unless otherwise specified) the regional branches and structural units.

1. ORGANIZATIONAL ASPECTS OF THE ACCOUNTING POLICY

1.1. General data on the Company

The Open Joint-Stock Company North-West Telecom was founded by the City Property Management Committee of the St. Petersburg Mayor's Office – the territorial agency of the State Property Management Committee of the Russian Federation by the decision dated 10th February 1993 through re-organization of the state communication and informatization enterprise Leningrad City Telephone Network awarded the Order of the Red Banner of Labour in compliance with the Decree of the President of the Russian Federation dated 1st July 1992 No. 721 "On Organizational Measures of Transforming State Enterprises and Voluntary Associations of State Enterprises into Joint-Stock Companies", and the resolution of the Government of the Russian Federation dated 28th December 1992 No. 1003 "On Privatization of Communication Enterprises".

The City Property Management Committee of the St. Petersburg Mayor's Office – the territorial agency of the State Property Management Committee of the Russian Federation – is the founder of OJSC North-West Telecom. Property of OJSC North-West Telecom is owned by the Company.

On the basis of resolution of the General Meeting of the Shareholders of the OJSC "Petersburg Telephone Network" dated 03 April 2000, the Company was reorganized by affiliating the St. Petersburg Long-Distance and International Telephone Open Joint Stock Company (OJSC "SPb LDIT") and St. Petersburg Telegraph Open Joint Stock Company" (OJSC "SPT").

On the basis of resolution of the General Meeting of the Shareholders of the OJSC "Petersburg Telephone Network" dated November 28, 2001, the Company was reorganized by affiliating Arkhangelsk Oblast Artelecom Open Joint Stock Company (OJSC "Artelecom"), Vologda Oblast Elektrosvyaz Open Joint Stock Company (OJSC Vologda Oblast Elektrosvyaz), Kaliningrad Oblast Elektrosvyaz Open Joint Stock Company (OJSC "Kaliningrad Oblast Elektrosvyaz"), Republic of Karelia Elektrosvyaz Open Joint Stock Company (OJSC Republic of Karelia Elektrosvyaz), MurmanElektrosvyaz Open Joint Stock Company (OJSC "MurmanElektrosvyaz"), Novgorodtelecom Open Joint Stock Company (OJSC "Novgorodtelecom"), Pskov Oblast Elektrosvyaz Open Joint Stock Company (OJSC "PskovElektrosvyaz"), and CherepovetsElektrosvyaz Open Joint Stock Company (OJSC " CherepovetsElektrosvyaz ").

The Company is the legal successor of all the rights and obligations of the OJSC "SPb LDIT", OJSC OJSC "SPT", OJSC "Artelecom", OJSC "Elektrosvyaz of Vologda Oblast", OJSC "Elektrosvyaz of Kaliningrad Oblast", OJSC "Elektrosvyaz of the Republic of Karelia", OJSC "MurmanElektrosvyaz", OJSC "Novgorodtelecom", OJSC "PskovElektrosvyaz", OJSC "ChrepovetsElektrosvyaz" under all the liabilities in respect of all their creditors and debtors.

On the basis of the decision of the Board of Directors of OJSC NWT dated June 11, 2004 (Minutes No. 19-04) the Lensvyaz Branch and the Svyaz of Komu Republic Branch were additionally established within the Company. By the decision of the Board of Directors dated 08.12.2003 (Minutes 30-03) the Cherepovetselectrosvyaz branch was withdrawn from the Company.

The Company is the legal successor of the rights and obligations of OJSC Lensvyaz and OJSC Svyaz of Komi Republic.

According to the Articles of Association, the main goal of the Company is to gain profit.

The Company's Articles of Association provide for the following fields of activities:

The basic areas of the Company's business are:

local and intra-zone telephone communication services;

provision of long-distance and international telephone communication services via payphones and call offices;

cellular mobile communication services in the 450 MHz band;

mobile radiotelephone communication services (trunking);

mobile radio communication services of ALTAY type;

personal radio paging services;

personal radio paging services with VHF/FM channel multiplexing;

services of leasing of data channels, TV program and audio broadcasting channels, local intra-zone channels and communication paths, and physical circuits for telecommunication signal transmission;

telematic services (including e-mail, information resource access, facsimile message, information/inquiry , message handling, voice message, speech information transmission, audio conference, video conference, and Internet services);

data transmission services;

telephone communication services using technical facilities of an intelligent communication network;

telegraph communication services (including the "Telegram" service and the AT/Telex network services);

cable network telecasting;

services of wired radio;

TV broadcasting services using transmitting facilities;

broadcasting services using transmitting facilities;

local telephone communication services using radio access equipment;
carrying out work related to the use of data considered a state secret;
measures and/or services in the field of state secrets protection;
measures and/or services in the field of state secrets protection related to cryptographic device functioning;
measures and/or services in the field of state secrets protection related to engineering protection of information;
design of buildings and structures with special sections developed such as: construction organization, cost-estimate documentation and investment efficiency;
expert assessment of front-end and design documents;
building and operation of trunk, zonal, and local telecommunication networks, and development, implementation, and operation of the telecommunication network to provide data transmission of different types (speech data transmission, facsimile, telegraph, and other transmission);
general construction and construction & assembly work for construction of buildings and structures of Criticality Class II;
installation of internal utility piping and equipment, and process equipment assembly, adjustment, and start-up;
functions of general contractor and principal/developer; process and construction engineering;
construction, major repair, rebuilding, expansion, and updating of communication facilities;
construction, major repair, rebuilding, expansion, and updating of civil buildings;
geodetic survey and mapping;
maintenance, repair, and sale of metering and cash register machines;
maintenance, repair, and sale of communication facilities;
installation, repair, and maintenance of security alarms;
recovery of networks and communication facilities after failures and damage;
priority provision of communication services and facilities for the purposes of defense, governmental control, security, and law enforcement;
actions to provide communication services in emergency situations;
implementation, in the established procedure, of mobilization plans for communication networks and emergency prevention and control actions;
leasing out property;
gas facilities operation;
organization of warranty and post-warranty servicing, maintenance and after-sale servicing, as well as repair of various technical facilities, including the most sophisticated ones;
testing, in particular for certification purposes. Metrology services:
design, development, and implementation of advanced technologies;
production and sales of components and spare parts for various systems, mechanisms and devices;
design, construction, renovation, restoration and operation of production and non-production buildings and facilities, including housing;
production of construction materials, parts and equipment, including structures of metal, concrete, wood and other materials;
procurement, processing and sale of wood, production of joinery and furniture;
design and development of software and dataware for automated systems of various applications;
production, processing, and sale of animal and vegetal products;
production and sale of consumer goods;
purchasing and intermediary trade business;
participation in establishment of stock, commodity, and other exchanges, and trading houses;
professional training and education of employees in and outside the RF;
creating a network of company shops in RF and abroad.
providing services in the field of:
management of leisure, hotel, and medical services;
cargo and passenger carriages by motor road, railway, by water and by other modes of transport;

consulting, marketing and engineering;
information business in compliance with active laws;
production of advertising facilities; advertising services;
sale and acquisition of patents, inventions and know-how's according to the procedure established by the law;
organization of and participation in fairs, auctions and trade exhibitions according to the procedure established by the law;
organization of cultural exchanges without currency payments.
Having the general legal capacity, the Company shall have civil rights and perform civil duties necessary to implement any kind of activity that is not prohibited by the federal laws.
The Company may only pursue certain kinds of business (as listed by federal laws) on the basis of a special permit (license).

The Company has three management levels:
General Directorate of the Company;
branches;
structural units.

1.2. Principles of Accounting Services Organization

The term "accounting service" defines a complex of structural units and officials performing the operations of collecting, processing and analyzing source information and making up reports on its basis for various groups of users.

The specialized accounting service means the Company's structural unit performing data collection, processing and organization in summary registers for analytical and synthetic accounting, and also recording the data on accounts. Depending on organizational structure level the specialized accounting service comprises of: accountant's office, tax division, summary reporting team etc.

Functional services (for example, linear cable workshops, transportation workshops, customer service division, etc.) perform the operations of collecting, processing source information which is subsequently registered in accounting system.

At each level of management, the accounting service ensures collection and processing of information for the purpose of providing data to users for working out, grounding and taking decisions at their level of management and for providing the superior management bodies with information required for working out, grounding and taking decisions at a higher level of management.

The principles of the division of powers and responsibility of accounting services at each management level (vertically) and inside each management level (horizontally) are controlled by the "Provisions on Principles of Accounting Organization". These Provisions determine the structure, functions and tasks of specialized and functional accounting services. Allocation of responsibilities and relations between specialized and functional accounting services shall be governed by the Provisions on Principles of Accounting Organization and the Provisions on the Document Turnover System.

Accounting practice and control shall be the responsibility of the accountants' service of the Company, which is the part of the specialized accounting service and is headed by the Chief Accountant. The accountant's service of the Company includes accountants' offices of subdivisions directly headed by the Chief (Senior) Accountants of such subdivisions. The duties of the central accountants' office shall be performed by the accountants' office of the Company's General Directorate.

1.3. Document Turnover Organization Procedure, and Accounting Documentation

Processing Technology

The Company's document turnover organization rules and procedure, document turnover schedule and source accounting document processing technology, including:

source document creation procedure;

source document check procedure;

procedure and timing of transferring the documents for accounting records;

procedure of transferring the documents to the archives, -

shall be regulated by the Company's bylaws.

The Company shall use unified forms for the source accounting documentation, approved by the State Statistics Committee of Russia.

When recording financial and economic operations, for which no unified forms have been provided for, independently developed forms of source accounting documents shall be used (including those mentioned in the Provisions of the Company's document turnover), that include the following obligatory details established by the Federal Law dated 21.11.96 No. 129-FZ "On Accounting".

The right of signing source accounting documents shall be established by Company's bylaws.

The Company shall use the computer technology of accounting information processing.

Accounting registers with the synthetic and analytical accounts of shipment of and payment for provided services, performed jobs and shipped inventory holdings, fixed assets accounting (Inventory card for fixed assets accounting, Form OS-6) shall be made up using computer facilities and shall be stored in the computer-readable form.

1.4. Procedure of organization and carrying out the inventory of property and liabilities

All property irrespective of location and all kinds of liabilities of the Company are subject to inventory.

The Company shall hold the inventory according to the following timing:

that of fixed assets – at least once in every two years as of 31st October of the year under report;

that of intangible assets – annually as of 30th November of the year under report;

that of capital construction in progress and other capital investments – annually as of 31st October of the year under report;

that of raw materials, components, precious stones, equipment to be installed, semi-finished products, goods, finished products at warehouses – annually as of 31st October of the year under report;

that of production in progress – on a quarterly basis as of the end of the quarter;

that of deferred income and expenses - annually as of 31st December of the year under report;

that of monies on accounts with bank institutions - annually as of 31st December of the year under report;

that of cash on hand – at least once in a quarter;

that of long-term financial investment – annually as of 30th November of the year under report;

that of short-term financial investment and monetary instruments – on a quarterly basis as of the end of the quarter;

that settlements in respect of accounts receivable of buyers and customers (account No.62) and doubtful debt reserves regarding accounts receivable of buyers and customers – on a quarterly basis as of the end of the quarter under report, that of settlements with other debtors (accounts Nos.60 and 76) – annually as of 31st October of the year under report;

that of settlements with creditors (in respect of settlements with communication operators) - on a quarterly basis as of the end of the quarter, and with other creditors – once a year as of 31st October of the year under report;

that of settlements in respect of taxes and obligatory deductions to the budget and off-budget

funds, and in respect of target financing - annually as of 31st December;

that of internal settlements – at least once in a quarter, as of the end of the quarter;

that of settlements with the personnel and advance holders – on a quarterly basis as of the end of the quarter;

that of contingent liabilities reserves, reserves of forthcoming expenses, reserves against depreciation of investment in securities, reserves for reduction of the value of stocks of materials and capital equipment - annually as of 31st December of the year under report;

To hold the inventory at the level of the Company's General Directorate, Branches and structural units, standing inventory commissions are established, the members of which shall be approved by:

- the General Manager of the Company for the Company's General Directorate;

- the Regional Manager - Branch Director for Branches and their structural units.

1.5. Procedure for making up the Company's Accounts and Reports

The Company's accounts and reports shall be made up according to the procedure and within the time provided for by the Federal Law dated 21.11.96 No. 129-FZ "On Accounting" and other standard acts of the Russian Federation, regulating the accounting.

The Company's accounts and reports shall be prepared by the accountants' office of the Company's General Directorate on the basis of generalized information on the property, liabilities and operation results, taking into account the information provided by accountants' offices of Regional Branches. Accounts and reports shall be prepared by the accountants' offices of Regional Branches on the basis of the data provided by accountants' offices of structural units.

When accounts and reports are made up, the forms developed by the Company taking into account the recommendation contained in the appropriate standard documents shall be applied.

Internal accounting forms and the concrete timing of making them are given in the Provisions on the Company's accounts and reports preparation procedure.

1.6. The Company's working card of accounts

A single Card of Accounts shall be used in the accounting by all units of the Company. (Appendix 1)

The procedure of applying the Single Working Card of Accounts, including the distribution of terms of reference in keeping accounts and control accounts among accountants' services of various levels of the Company's management, shall be regulated by the Instructions on Applying the Single Working Card of Accounts.

Any amendments introduced to the working card of accounts shall be approved by the Company's Chief Accountant.

2. System aspects of the Accounting policy.

2.1. Procedure of accounting of Intangible Assets

The total amount of depreciation deductions for intangible assets shall be determined on the monthly basis according to the standards calculated proceeding from their initial cost and their useful life, by the linear method.

The expected useful life of intangible assets shall be determined when they are recorded, by a

specially formed commission, and shall be approved by the General Manager of the Company.

The value of intellectual property items shall be retired by accumulating the amounts of the charged depreciation on account 05 "Depreciation of Intangible Assets".

2.2. Procedure of accounting of Fixed Assets

There is no re-valuation of fixed assets in 2006.

Depreciation by objects of fixed assets shall be charged by the linear method based on the initial value or replacement value (in case of any re-valuations taking place) of an object of fixed assets and the standard depreciation calculated proceeding from the useful life of such an object.

The useful life by groups of uniform objects of fixed assets shall be determined by the fixed assets acceptance commission and shall be approved by the Company's General Manager (Regional Manager – Branch Director).

For acquired fixed assets that have already been operated, the useful life shall be determined based on the actual operation time and the expected fixed assets useful life in the Company.

Items of fixed assets, the value of which does not exceed 10,000 roubles per unit, as well as books, brochures and the like editions, acquired starting from 01.01.02, shall be written off to production costs (expenses for sale) as they are released to production or operation using account 02 "Depreciation of fixed assets". To ensure safety of such objects in the production or operation, the Company shall exercise a proper control over their flow on account 01 "Fixed Assets".

Facilities ready for operation and planned for use within fixed assets shall be recorded, prior to the start of operation, among investments in non-current assets.

Real estate sites, for which capital investment has been completed and respective source accounting documents on acceptance and transfer prepared, shall be accepted for accounting as fixed assets with an individual entry on a separate sub-account to the fixed assets account.

Wear of fixed assets by fixed assets items (housing fund) that are not subject to depreciation shall be charged uniformly during the year under report.

In case of increasing the original cost of an object of fixed assets as a result of upgrading or renovation, the annual amount of depreciation deduction shall be re-calculated proceeding from the depreciated cost of the object increased by the costs of upgrading and renovation and from the remaining time of useful life.

Expenses for all kinds of repairs shall be included in the prime cost of the period under report, in which they were incurred. No reserve of future expenses for fixed assets repairs is formed.

2.3. Inventories Accounting Procedure

The actual prime cost of inventories shall be formed in the accounts and reports of the Company using accounts 15 "Procurement and Acquisition of Stocks of Materials and Capital Equipment" and 16 "Deviation in the Value of Stocks of Materials and Capital Equipment".

Accounting of inventories on accounts 10 "Materials" and 41 "Goods" shall be based on accounting prices.

Inventories (raw materials, components and goods) shall be accepted for accounting at the

accounting price, which is deemed to mean here the following:

when inventories are acquired on a paid basis – the supplier's price according to the contract of delivery (sale and purchase);

when inventories are made by the organization itself – the total of actual costs related to the production;

when inventories are contributed as investment in the authorized capital of the Company – the monetary evaluation agreed upon by the founders of the Company taking into account the requirements of the Law On Joint-Stock Companies;

when inventories are received by the organization under a contract of donation or on a gratuitous basis or remain from retirement of fixed assets and other property - the current market value as of the date of accepting for accounting;

when inventories are received under contracts providing for execution of obligations (payment) in non-monetary funds – the value of assets transferred or to be transferred by the Organization.

Transportation and procurement expenses (TPE) and expenses related to bringing materials to the state, in which they are suitable for use for the purposes provided for by the Company, shall be recorded on account 16 "Deviation in the Value of Materials" irrespective of the percentage of TPE or the value of deviations as compared to the accounting cost of a material.

Goods in retail trade recorded on account 41.02 shall be shown in the accounting at the selling prices.

Costs of procurement and delivery of goods intended for sale through retail and wholesale trading chains shall be recorded within the distribution costs before warehouses in the Company.

Finished products shall be taken into account according to the actual production prime cost of manufacture without using account 40 "Output of Products (Jobs, Services).

Stocks, which it is unreasonable to record within fixed assets irrespective of the service life due to inexpediency of objective accounting, shall be recorded within inventories. Such objects include: stationery, crockery, minor household equipment and working tools.

Working clothes and special-purpose tools acquired and owned by the organization shall be accepted for accounting to the amount of the actual costs of acquisition on debit of account 10 "Materials".

Working clothes and special-purpose tools whose value does not exceed 10000 roubles per unit with any period of use, as well as working clothes and special-purpose tools with the useful life not exceeding 12 months with any unit value shall be written off fully to the accounts of costs, as they are transferred for operation.

Working clothes and special-purpose tools whose value exceeds 10000 roubles per unit with the useful life exceeding 12 months shall be recorded, after they are transferred for operation, on the accounts "Working Clothes in Use" and "Special-Purpose Tools in Use" with retirement in equal parts during the useful life.

Retiring inventories shall be valued by the following methods:
According to the average cost:
raw stock;
materials;
finished products;
goods for resale;
According to the prime cost of each unit:
precious metals.

The materials are evaluated according to their average value through determining the actual prime cost of the material at the moment it is released (moving-average valuation), the calculation of such an average evaluation including the quantity and value of the materials as of the start of the month and all receipts until the moment of release. The average prime cost shall be determined for each group (type) of inventories as the quotient obtained by dividing the total prime cost of the group (type) of inventories by their number, taken respectively as the prime cost and number according to the balance as of the start of the month and the inventories received during the month. When a material is included in a certain group (type) of inventories, the specific properties and characteristics of the material shall be taken into account. The average prime cost of materials may be calculated by:

commodity range Nos.,
materially responsible employees,
types (groups) of materials.

2.4. Procedure of Re-Calculating Assets and Liabilities Expressed in a Foreign Currency

Re-calculation of the value of banknotes at the Company's cashier's office, funds on accounts with lending agencies, monetary instruments and payment documents, short-term securities, monies in settlements (including those under loan liabilities) with legal entities and individuals, balances of funds earmarked for a special purpose and received from the budget or from foreign sources in the framework of technical or other assistance to the Russian Federation in compliance with the appropriate agreements (treaties), expressed in a foreign currency, into roubles shall be effected as of the date of making an operation in the foreign currency and as of the reporting date of making up the accounts and reports.

2.5. Income Records Procedure

For income accounting purposes, the normal areas on the Company's operation shall be subdivided into primary and secondary activities.

Primary activities mean the operations directly related to communication services provision. All other activities are secondary.

The normal areas on the Company's operation include:
primary activities:
city telephone communication services;
access to the city telephone network;
provision of local telephone connections (calls) to fixed communication subscribers in cities (provision of a subscriber line for use in cities; passage of local traffic);
provision of local telephone connections from city payphones;
provision of direct lines and connecting lines for use;
other services of the city telephone network (connection, change of owners, etc.);
rural telephone communication services;
access to the rural telephone network;
provision of local telephone connections (calls) to fixed communication subscribers in rural areas (provision of a subscriber line for use in rural areas; passage of local traffic);
provision of local telephone connections from rural payphones;
provision of direct lines and connecting lines for use;
other services of the rural telephone network (connection, change of owners, etc.);
long-distance and international communication services
provision of long-distance telephone connections from payphones;
provision of international and long-distance telephone connections;
provision of long-distance telephone connections from payphones;
provision of long-distance and international channels for use;

other services of long-distance and international communication (conferences, maintenance, etc.);
documentary telecommunication services
inland telegrams;
external telegrams;
provision of telegraph channels for use;
subscriber's telegraphy;
data transmission services;
telematic services;
newspaper pages transmission;
other documentary telecommunication services;
radio communication services;
broadcasting services;
telecasting services;
Internet services;
wired radio services;
provision and servicing of broadcasting sets;
provision of access to the wired radio network;
other income from broadcasting sets;
wireless radio communication services;
personal radio call services (paging);
cellular communication services;
other wireless radio communication services;

secondary activities:

services of leasing out Company's assets;
transportation services;
manufacture of products for telecommunication facilities;
commercial services;
public catering services;
construction services;
computing services;
publishing (publication of reference books and newspapers);
information services;
intermediary (agency, commission) services;
services of providing access to electric power;
education services;
security services;
agency business;
consumer services;
recreation services;
advertising;
other activities meeting the criteria set forth above.

Income other than normal operation income shall be considered as other income.

2.6. Expenses Records Procedure

For expenses accounting purposes, the normal areas of the Company's operation shall be subdivided into primary and secondary activities.

There shall be separate accounting of costs by types of services, jobs and products being the objects of calculation.

For the purposes of distributing the costs by primary areas of activities among calculation objects, the Company uses the method of cost accounting by production processes.

A production process means uniquely a defined activity (a sequence of actions or an aggregate of functions and assignments), which is not limited in time and has an identifiable result.

For the purposes of distributing costs into calculation objects, processes are subdivided into basic production processes, auxiliary production processes and joint production processes.

Basic production processes include processes performed directly for the provision of communication services.

Auxiliary production processes include processes required for performing basic and joint production processes and indirectly related to the provision of communication services.

Joint production processes include processes required for performing basic production processes, however, not related to the provision of communication services.

Actual natural figures of the Company's production operation, the composition of which is determined in the Methodological Instructions on expenses accounting, shall be the bases for costs distribution.

All costs related to primary activities are indirect costs, i.e. they are not directly assigned but they are distributed among calculation objects and shall be taken into account by production processes.

Expenses by primary activities shall be recorded on accounts 30 " Basic Production Processes" and 31 "Auxiliary Production Processes".

Costs related to secondary activities shall be recorded on accounts 23 "Auxiliary Production Facilities", 29 "Servicing Production Units and Facilities" and 44 "Expenses for Sale" by areas of activity.

The complete prime cost of provided services, performed jobs and made products shall be calculated without separation of managerial or commercial expenses.

Costs of joint production processes shall be recorded on account 32 "Joint Production Processes".

The costs collected on account 31 "Auxiliary Production Processes" shall be distributed between the basic and joint production processes on accounts 30 "Basic Production Processes" and 32 "Joint Production Processes" on the basis of the data on distribution bases provided by production services at the end of the period under report.

The costs collected on account 30 "Basic Production Processes" shall be distributed to account 20 "Basic Production" by calculation objects (services) on the basis of the data on distribution bases provided by production services at the end of the period under report, and to account 33 "Equipment Operation Costs" by equipment types of a conventional digital network made up annually by engineering services. Distribution of costs by equipment types shall comply with the calculation data of engineering services on the share of equipment involvement in the basic production processes.

The costs collected on account 33 "Equipment Operation Costs" shall be distributed to account 20 "Basic Production" by calculation objects (services) on the basis of the data of engineering services on intensity and duration of using each type of equipment in providing a particular service, to be calculated early in each year or in case of any essential changes in the communication network topography.

For the purposes of calculating the prime cost of services, jobs or products of secondary areas of operation, actual expenses for provided services, completed jobs and made products transferred to the warehouse, collected on accounts 23 "Auxiliary Production Facilities" and 29 "Servicing Production Units and Facilities", shall be written off to account 43 "Finished Products" (in case of finished products manufacture), to the respective accounts of production processes (in case of services provision or performance of jobs for primary areas of operation) or to account 90 "Sales", control account 90-04 "Prime Cost of Sales in Secondary Areas of Operation" (in case of services provision or performance of jobs for outside organizations). The debit balance of accounts 23 "Auxiliary Production Facilities" and 29 "Servicing Production Units and Facilities" shows the value of the remaining production in progress.

At the end of the period under report, costs placed in account 32 "Joint Production Processes" shall be written off to account 20 "Basic Production" in proportion to the amounts of costs placed in the respective accounts.

At the end of the period under report, costs related to the provision of communication services, collected by types of services on account 20 "Basic Production", shall be written off completely to account 90 "Sales", control account 90-02 "Prime Cost of Sales (by Primary Areas of Operation)" with analysis by calculation objects (services).

The procedure of accounting and calculating of the prime cost of products (jobs, services) of secondary areas of operation shall be established by the Company independently, in compliance with the recommendations of industry instructions regulating the said procedure in the industries to which the secondary area of operation in question belongs.

The expenses of servicing units and facilities by their operation areas (sales, transfer free of charge, provision of services to other units of the Company) shall be distributed in the amount of their actual value.

The value of fixed assets up to 10000 roubles per unit written off to production costs (expenses for sale) shall be recognized as material expenses, as they are released for production,

2.7. Deferrals Accounting Procedure

Deferrals include the following expenses that have been recognized in the period under report, but that cannot be included in the prime cost of sold products, jobs or services of such a period under report, e.g.:

expenses related to the development of new production facilities or product types before the facts of their sale;

expenses related to payment for leaves of future periods;

expenses related to acquisition of licenses;

property insurance expenses;

expenses related to the acquisition of software products and databases under contracts of sale and purchase or contracts of exchange, if such assets do not meet the conditions established for intangible assets;

discount on note and bonded loans;

other

Deferrals shall be written off uniformly through respective cover sources during the period, to which they refer. If it is impossible to determine the period during which incurred expenses must be written off the calculation period shall be established by a specially formed commission and shall be approved by the order of the General Manager or authorized official.

Expenses related to the acquisition of software products and databases shall be written off to current expenses starting from the first day of the month following the month of the start of their use for the manufacture of products, performance of jobs or provision of services or for the Company's managerial needs

Expenses for certification and licensing shall be written off through respective cover sources starting from the first day of the month following the month of the start of licenses and certificates validity.

Expenses related to the acquisition and implementation of software products and databases used over 12 months and expenses related to long-term redemption of leased property shall be classified as other non-circulating assets for the purpose of making up accounts and reports.

Settlements Accounting Procedure

Settlements in non-monetary funds shall be recorded separately using account 76.15 "Settlements in non-monetary funds".

The organization shall transfer the long-term debt (accounts receivable and payable) to the short-term debt 365 days before the debt re-payment date according to the contract.

Capital advances shall be classified as other non-circulating assets for the purpose of making up accounts and reports.

Long-term and short-term accounts payable expressed in conventional monetary units shall be revaluated as of the end of the quarter under report.

2.9. Received Credits and Loans Accounting Procedure

The Company shall transfer the long-term debt in respect of received credits and loans to the short-term debt (to the corresponding control account of account 66 "Settlements under Short-Term Credits and Loans") 365 days before the principal debt amount re-payment according to the contract of loan and/or credit.

If the Company receives a long-term loan under a contract, the terms of which provide for a periodical repayment of the loan amount, then, 365 days before repayment of each part of the loan, it shall be transferred to the short-term portion of the long-term debt, to the corresponding control account of account 66 "Settlements under Short-Term Credits and Loans".

If an agreement of prolonging a contract of short-term loan or postponing the date of repaying the short-term portion of the long-term loan debt is made so that the repayment period of the loan or its said portion exceeds 365 days, the total amount of debt under the loan or its partial repayment must be transferred from the short-term debt to the long-term debt (to the corresponding control account of account 67 "Settlements under Long-Term Credits and Loans").

The income due to the lender in the form of interest shall be accrued uniformly (on a monthly basis) in compliance with the rate determined in the contract. If, according to the terms of a contract, interest is to be paid other than on the last day of the month, then there shall be an extra charge of debt to the creditor by the amount of interest as of the end of the month.

For loans received in the monetary form of and through the issue of own bills/notes or bonds, the funds of which have been directly fully (or partially) used to form investment assets, the amount of the discount shall be included in the deferred expenses with subsequent monthly writing off in equal parts during the securities circulation period to the investment assets cost increase until they are included in the fixed assets.

For loans received in the monetary form of and through the issue of own bills/notes or bonds, the funds of which have been directly fully (or partially) used to form investment assets, the amount of the interest shall be included in the investment assets cost increase until they are included in the fixed assets.

For notes having the reservation "at sight, however, not earlier than", the circulation period, based on which the discount as of the end of the reporting period is determined, shall be the expected notes circulation period determined in compliance with the laws on notes (365 (366) days plus the time from the date of making the note till the minimum date of presenting a note for payment).

Extra expenses related to receiving loans or credits, or floating loan obligations, shall be included in operating expenses in the reporting period, in which the said costs were incurred.

For obtained credits and loans expressed in conventional monetary units or a foreign currency

and subject to repayment in roubles, the value of the liabilities in the principal amount, as well as the interest due, shall be re-calculated in the accounting according to the exchange rate of the Central Bank of the Russian Federation applicable as of the date of report.

2.10. Procedure of Organizing the Accounting of Internal Settlements and Transfer of Information by Separate Units

For accounting of the internal turnover, the Company shall use account 79 "Internal Settlements".

All financial and economic operations between Company's units shall be transacted on the basis of letters of advice through the higher level of management. Operations between structural units of branches shall be transacted through the respective branches. Operations between branches shall be transacted through the Company's General Manager.

Special-Purpose Funds Formation Procedure

The Organization does not create any funds from retained profit of the year under report, except for the funds, the formations of which is provided for by the incorporation documents of the Organization.

The procedure of creating and using the funds is determined on the basis of the decision of the general meeting of the Company's shareholders, taking into account the requirements of the Federal Law On Joint-Stock Companies.

2.12. Procedure of Creating and Using Reserves

The Company shall create the following reserves:

reserve for financial investments depreciation (as of the end of the year);

doubtful debt reserves (on a quarterly basis);

A reserve for the reduction of the value of stocks of materials and capital equipment (as of the end of the year under report);

reserves for forthcoming costs (on a monthly basis);)

contingent liabilities reserves.

Doubtful debt reserve shall be created on a quarterly basis prior to making up accounts and reports in respect of doubtful debts.

A doubtful debt reserve shall be formed based on the results of accounts receivable stock-taking. Doubtful debt means here accounts receivable that have not been repaid within the timing set forth in the contract and are not secured by any pledge, surety or bank guarantee.

As an individual analysis of each doubtful debt is impossible for communication services at communication enterprises because of the large number of subscribers, the reserve shall be created in the amount of 100% of the total debt for all unpaid debts in respect of communication services, the payment of which was outstanding 90 and more days as of the date of creating the reserve. No reserve shall be created for debts, the payment of which is delayed by less than 90 days.

Doubtful debt reserves shall be created in compliance with the Provisions on the procedure for forming reserves of forthcoming costs, their use and document execution, approved by the Company's General Manager.

2.13. State Aid Accounting Procedure

Budgetary funds (subventions, subsidies) shall be recognized in accounting as monetary funds and resources other than monetary funds are actually received.

2.14. Financial Investment Accounting Procedure

For the purposes of accounting, financial investment shall be classified by types of investment and its urgency.

In case of sale or other withdrawal (including retirement of securities), withdrawn issued securities shall be evaluated by the method of the value of the securities that are acquired first (FIFO), while withdrawn non-issued securities shall be evaluated according to the actual value of each of the securities.

By the term, investment can be divided into:
long-term investment - investment made with the intention of gaining an income over 12 months after the reporting date, if its repayment period exceeds 12 months after the reporting date;
short-term investment:
investment made without the intention of gaining an income more than 12 months;
investment, the established repayment period of which does not exceed 12 months after the reporting date;
securities acquired for resale, irrespective of their retirement time.

Long-term financial investment is to be transferred to short-term investment:
due to the decision that has been taken as to selling the financial investments, provided there is a firm intention to implement the plan of such a sale within 12 months;
if the period before its repayment becomes not more than 12 months after the reporting date.

Short-term financial investment, the established repayment period of which exceeds 12 months after the reporting date, is to be transferred to long-term investment (to the respective control account) in case of a change in the initial intention of gaining an income for not more than 12 months after the reporting date.

The term of investment shall be evaluated by the division appointed by the order of the Company's chief official and shall be recorded in the document handed over to the accountants' office according to the form established by the Company.

The original cost of financial investments acquired on a paid basis is formed to the amount of the actual costs related to acquiring them.

The original cost of financial investments acquired under contracts providing for payment in roubles to the amount equivalent to an amount in a foreign currency conventional monetary units is formed taking into account the amount difference arising prior to acceptance of assets as financial investments.

For debt securities, the difference between the sum total of actual expenses for acquisition of the security and its face value is not included in the financial results.

The value of finance investments, the current market value of which can be determined according to the established procedure, shall be adjusted on a quarterly basis.

2.15. Expenses Accounting Procedure for research, design and process work
When reports are made, completed research, design and technological works, for which results have been obtained and which are not subject to legal protection under the active law or are subject to legal protection, however, are not formalized according to the procedure established by the law, shall be considered as other non-current assets.
Expenses for R&D shall be written off using the linear method into expenses for normal activities starting from the 1st day of the month following the month, in which the actual use of the obtained results was started in the manufacture of products, provision of services or for managerial needs.

The time for retirement of expenses for R&D shall be established when they are completed, by a specially formed commission and shall be approved by an appropriate order within the time, during which economic benefits (income) are expected, however, no longer than 3 years.

2.16. Segments

The Organization operates in the following segments:
fixed (i.e. wire) communications,
mobile communications,
other operation segments.
The Organization operates in one geographical region of the Russian Federation, i.e. in similar economic and political conditions and therefore it does not separate geographical segments.
Proceeds of a segment are proceeds shown in the profit and loss report of the Organization, which directly relate to the segment under report and are formed as a result of operations with external buyers.
According to Russia's accounting rules, the proceeds from operations between segments are not separated in the accounts and reports of the Organization.
Expenses of the segment are expenses arising as a result of the operating activities of the segment, which are directly related to it, and the respective part of the expenses, which are distributed to the segment with due grounds.
Assets of the segments are fixed assets, intangible assets, inventories, accounts receivable, cash and other assets that are directly related to the highlighted segments and the respective part of the assets which are distributed to the segment with due grounds.
Financial investment, deferred tax assets in respect of the profit tax, or other assets used in solving the general tasks f the Company shall be not included in the assets of segments.
Liabilities of the segments are accounts payable to the suppliers and personnel, advances received and other liabilities directly related to the highlighted operation segments, and also the respective part of liabilities which are distributed to the segment with due grounds.
Liabilities to the budget, loan and credit liabilities, liabilities related to property leasing, deferred tax liabilities in respect of the profit tax, or other liabilities arising in solving the general tasks of the Company are not included in the liabilities of a segment.
Expenses, assets and liabilities relating to two or more segments under report are distributed between the segments under report in proportion to the proceeds.

7.5. Data on the Total Amount of Exports and on the Share of Exports in the Total Volumes of Sales

The Issuer does not export works (services)

7.6. Data on Value of the Real Estate and on Essential Changes that Have Taken Place in the Composition of Issuer's Property after the Date of Expiry of the Last Completed Fiscal Year.

as of 31.03.2006

Real estate	Initial value, roubles	Amount of depreciation (negative values), roubles	Residual (less depreciation) value, roubles
Real estate in RF	12,950,621,459	-4,723,666,251	8,226,955,208

There have been no essential changes in the composition of the Issuer's property with a balance value exceeding 5 per cent of the balance value of the Company's assets after the date of expiry of the last completed fiscal year.

7.7. Data on Issuer's Participation in Any Court Proceedings, if such Participation May Materially Affect Financial or Economic Operation of the Issuer

As of March 31, 2006 and during the three years preceding that date, OJSC North-West Telecom did not take part in any court proceedings, the results of which might materially affect the financial and economic operation of the Issuer and results of current court proceedings. Among other things, in the said period the Issuer did not take part in any court cases related to contesting the rights to Issuer's licenses, related to recognizing the Issuer and/or its subsidiaries and/or affiliates bankrupt, to alienation of Issuer's property (assets) or to exacting a debt in respect of taxes or fees to the budget or non-budgetary funds in any significant amount.

VIII. Extra Data on the Issuer and the Issued Securities Floated by the Issuer

8.1. Extra Data on the Issuer

8.1.1. Data on the Amount and Structure of the Authorized Capital (Unit Fund) of the Issuer

Amount of the Issuer's authorized capital as of the date of the expiry of the last quarter under report (roubles): ***1,131,414,770***

Breakdown of the authorized capital by share categories:
Common stock:
Total (roubles): ***881,045,433***
Share in the Issuer's authorized capital: *77.871127 %*
Preferred stock:
Total (roubles): ***250,369,337***
Share in the Issuer's authorized capital: *22.128873 %*

Category of stock circulating outside the Russian Federation: ***common registered nondocumentary***

Percentage of stock circulating outside the Russian Federation in the total number of the stock of the respective category: *7.2%*

Name and location of the foreign Issuer whose securities certify the rights in respect of Issuer's stock of the respective category: ***JPMorgan Chase Bank is the Issuer under the 1st level ADR programme of OJSC NWT.***

Brief description of the programme (type of programme) for the issue of foreign Issuer's securities certifying the rights in respect of the stock of the respective category: ***1st level ADR***

Data on obtaining a permission from the Federal Commission for circulation of Issuer's stock of the respective category outside the Russian Federation (if applicable): ***Resolution No. 701/r of 11th August 2001, Resolution No. 1590/r of 3rd January 2002.***

Name of foreign organizer of trade (organizer of trade), through whom foreign Issuer's securities certifying the rights in respect of Issuer's shares circulate (if there is such a circulation) ***according to the circulation conditions in the framework of 1st level ADR programme, trade is effected in the off-exchange market only***

8.1.2. Data on Changes in the Amount of the Authorized Capital (Unit Fund) of the Issuer

Period starting date: ***January 1, 2000***

	Amount of AC, roubles	AC structure	Issuer's management body taking the decision on changing the amount of AC	No. and date of making up the minutes of the meeting (session) of the management body taking the decision on changing the	Amount of AC after each change, roubles

				amount of AC.	
As of 1.01.2000	466,474,800	Common stock: -382,288,800 pcs. Preferred stock - 84,186,000 pcs.	---	---	466,474,800
As of 1.01.2001	466,474,800	Common stock: -382,288,800 pcs. Preferred stock - 84,186,000 pcs.	General Meeting of the Shareholders	Minutes No. 1 of 03/04/2000	587,497,817
As of 01.01.2002	587,497,817	Common stock: - 473,056,966 pcs. Preferred stock - 114,440,851 pcs.	—	—	587,497,817
As of 1.01.2003	587,497,817	Common stock: 473,056,966 pcs. Preferred stock - 114,440,851 pcs.	General Meeting of the Shareholders	Minutes No. 1 of 28/11/2002	937,940,010
As of 1.01.2004	937,940,010	Common stock: 735,917,222 pcs. Preferred stock - 202,022,788 pcs.	Board of Directors	Minutes No. 21-04 of 25/06/2004	1,131,414,770
As of 1.01.2005	1,131,414,770	Common stock: 881,045,433 pcs. Preferred stock - 250,369,337 pcs.	—	—	1,131,414,770

8.1.3. Data on Formation and Use of the Reserve and other Funds of the Issuer

In compliance with the Articles of Association, the Issuer forms a reserve in the amount of 5 per cent of the authorized capital.
As of 31.12.2002, a reserve had been formed in the amount of 29,375 thousand roubles, which amounted to 3.13 per cent of the authorized capital.
As of 01.10.2003, 17,522 thousand roubles were deducted to the reserve, as a result of which the amount of the reserve as of 01.10.2003 was 46,897 thousand roubles, or 5% of the Issuer's authorized capital.
As of 31.12.2005 the amount of the reserve fund is 56,571 thousand roubles or 5% of the Issuer's authorized capital.
As of 31.03.2006 the amount of the reserve fund is 56,571 thousand roubles or 5% of the Issuer's authorized capital.
The amount of deductions to the fund in the period under report: 0 roubles
The amount of the fund spent in the period under report: 0 roubles

8.1.4. Data on the Procedure of Convoking and Holding the Meeting (Session) of the Supreme Management Body of the Issuer

Name of the supreme management body of the Issuer: ***General Meeting of the Shareholders***

Procedure of notifying the shareholders (participants) on holding the meeting (session) of the supreme management body of the Issuer (in compliance with article 12 of the Issuer's Articles of Association):

1. A notification on holding a general meeting of the shareholders must be provided not later than 20 days in advance, while a notification on holding a general meeting of the shareholders, the agenda of which contains an issue of Company re-organization must be provided not later than 30 days before the date it is to be held.

If the proposed agenda of an extraordinary general meeting of the shareholders contains the issue of electing the Board of Directors of the Company, a notification on holding an extraordinary general meeting of the shareholders must be provided not later than 50 days before the date of holding it.

Within the time specified, the notification on holding a general meeting of the shareholders must be sent to each person indicated in the list of those entitled to participation in the general meeting of the shareholders by registered mail or delivered to each of said persons against signature, or published in the Izvestiya newspaper.

2. The notification on holding a general meeting of the shareholders must contain:

full official name of the Company and location of the Company;

form of holding the general meeting of the shareholders (meeting or absentee voting);

date, place and time of holding the general meeting of the shareholders, and the mailing address to which filled in ballots may be sent, or, in case of holding the general meeting of the shareholders in the form of absentee voting, the date of finishing the acceptance of voting ballots and the mailing address to which filled in ballots are to be sent;

starting time of registration of the persons (their representatives) taking part in the general meeting of the shareholders;

date when the list of parties entitled to participation in the general meeting of the shareholders was made up;

agenda of the general meeting of the shareholders;

procedure of confirming their powers by representatives of those entitled to participation in the general meeting of the shareholders;

procedure of getting familiarized with the information (materials) to be provided to those entitled to participation in the general meeting during preparation for the general meeting, and the address(es) at which it is possible to get familiarized with it (address (location)) of the one-person executive body of the Company, as well as addresses of other places where the information (materials) will be provided).

3. The notification to shareholders on holding a general meeting of the shareholders, the agenda of which includes issues, the voting on which may entail the right of demanding redemption of shares by the Company, must contain, besides the information listed in 2, the following information:

on whether the shareholders holding the voting shares of the Company are entitled to demand redemption of their shares by the Company, if they vote against taking a decision or do not take part in the voting on such issues;

on the price and procedure of shares redemption.

4. The notification to shareholders on holding an extraordinary general meeting of the shareholders, the agenda of which includes the issue of electing the Company's Board of Directors, must contain, besides the information listed in 2, also information on the procedure and timing of proposing candidates to the Company's Board of Directors by the shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares.

5. Besides the information listed in 2 – 4, the notification on holding a general meeting of the shareholders may contain other information on the procedure of shareholders' participation in the general meeting of the shareholders.

Parties (bodies) entitled to convoke (demand holding) an extraordinary meeting (session) of the Issuer's supreme management body, and procedure of sending (presenting) such demands (articles 12 and 13 of the Issuer's Articles of Association):

An extraordinary general meeting of the shareholders shall be held upon decision of the Board of Directors on the basis of its own initiative, a demand of the Company's Auditing Committee, Company's Auditor, or shareholder(s) holding at least 10 per cent of the Company's voting shares as of the date the demand is presented. An extraordinary general meeting of the shareholders demanded by the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be convoked by the Company's Board of Directors.

An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be held within 40 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company, the agenda of which contains the issue of electing the Company's Board of Directors, must be held within 70 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

Demands on holding an extraordinary general meeting may be presented by:

sending them by mail to the address (location) of the one-person executive body of the Company as indicated in the unified state register of legal entities;

delivering against signature to the person acting as the one-person executive body of the Company, to the Chairperson of the Board of Directors of the Company, Corporate Secretary of the Company or to another person entitled to accept written mail sent to the Company;

faxing.

Procedure of fixing the date of holding the meeting (session) of the supreme management body of the Issuer (article 12 of the Issuer's Articles of Association):

The date, place and time of holding the general meeting of the shareholders, and the mailing address to which filled in ballots may be sent, or, in case of holding the general meeting of the shareholders in the form of absentee voting, the date of finishing the acceptance of voting ballots and the mailing address to which filled in ballots are to be sent are determined by the Board of Directors of the Company.

1. An annual general meeting of the shareholders shall be held not earlier than four months and not later than six months upon expiry of the fiscal year.

2. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company must be held within 40 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

3. An extraordinary general meeting of the shareholders convoked upon demand of the Auditing Committee of the Company, auditor of the Company or the shareholder(s) holding not less than 10 per cent of the voting shares of the Company, the agenda of which contains the issue of electing the Company's Board of Directors, must be held within 70 days from the moment the demand to hold an extraordinary general meeting of the shareholders is presented.

4. If the number of the members of the Board of Directors of the Company becomes less than the quorum required for holding sessions of the Company's Board of Directors, an extraordinary general meeting of the shareholders convoked upon decision of the Company's Board of Directors on the basis of its own initiative to decide the issue of electing the Board of Directors of the Company must be held within 70 days from the moment the decision to hold it is taken by the Board of Directors of the Company.

5. Except for the case mentioned in 4, an extraordinary general meeting of the shareholders convoked upon decision of the Company's Board of Directors on the basis of its own initiative to decide any issues within the terms of reference of the general meeting of the shareholders, including the issues of:

- early termination of the powers of the Company's Board of Directors and electing the Company's Board of Directors (when the number of the members of the Board of Directors of the Company is not less than the quorum required for holding sessions of the Company's Board of Directors),

- electing the Company's Board of Directors (if the Board of Directors has not been elected for a certain reason),

must be held within the time fixed by the Company's Board of Directors, taking into account the requirements of the active law and the Articles of Association of the Company.

Parties entitled to put forward motions to the agenda of the meeting (session) of the supreme management body of the Issuer, procedure of putting forward such motions (article 12 of the Articles of Association of the Issuer):

The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to include issues in the agenda of the Annual General Meeting of the Shareholders and to propose candidates to the management and control bodies of the Company, elected at the General Meeting of the shareholders. In the preparation of an extraordinary general meeting of shareholders with election of the Company's Board of Directors on its agenda, the said shareholder(s) may put forward nominations for the Company's Board of Directors.

The shareholder(s) holding in the aggregate at least 10 percent of the Company's voting shares are entitled to demand that the Company's Board of Directors should convoke an extraordinary general meeting of shareholders. Should the Company's Board of Directors fail to decide on convoking an extraordinary general meeting of shareholders within the period required by applicable laws of the Russian Federation or these Articles of Association, or decide on denial of its convoking, such extraordinary meeting may be convoked by the said shareholder(s).

Parties entitled to get familiarized with the information (materials) provided for preparation and holding of the meeting (session) of the supreme management body of the Issuer, and procedure of getting familiarized with such information (materials) (article 12 of the Articles of Association of the Issuer):

The list of persons entitled to participation in the general meeting of the shareholders is made up on the basis of the data from the Company's shareholders register.

The following information (materials) is provided to the persons entitled to participation in the general meeting of the shareholders according to the procedure and to the address(es) indicated in the notification on holding the general meeting of the shareholders:

- annual accounts and reports, including the conclusion of the auditor and the conclusion of the Auditing Committee of the Company on the results of the inspection of the annual accounts and reports;

- data on candidates to the Company's Board of Directors and the Company's Auditing Committee;

- draft amendments and additions to the Articles of Association of the Company or draft Articles of Association in a new version;

- draft bylaws of the Company;

- other draft documents, the adoption of which is provided for by draft decisions of the general meeting of the shareholders;

- draft decisions of the general meeting of the shareholders;

- other information (materials) required for submission in compliance with the active law;

- other information (materials) for taking decisions on the issues of the agenda of the general meeting of the shareholders, included by the Board of Directors in the list of information (materials) provided to shareholders during preparation for the general meeting of the shareholders.

A notification on holding a general meeting of the shareholders must be provided not later than 20 days in advance, while a notification on holding a general meeting of the shareholders, the agenda of which contains an issue of Company re-organization must be provided not later than 30 days before the date it is to be held.

Within the time specified, the notification on holding a general meeting of the shareholders must be sent to each person indicated in the list of those entitled to participation in the general meeting of the shareholders by registered mail or delivered to each of said persons against signature, or published in the Izvestiya newspaper.

8.1.5. Data on Commercial Organizations, in Which the Issuer Holds not less than 5 per cent of the authorized capital (unit fund) or at least 5 per cent of common stock

Full official name: ***RSU-Telecom Limited Liability Company***
Abbreviated official name: ***RSU - Telecom LLC***
Location: ***18, pr. Stachek, block 2, letter B, Saint Petersburg, Russia, 198095***
Issuer's share in the authorized capital: ***100 %***

Full official name: ***"Svyazist" Recreation and Disease Prevention Centre" Limited Liability Company***
Abbreviated official name: ***RPK "Svyazist" LLC***
Location: ***poselok Petrovskoye, Priozersky rayon, Leningrad Oblast, 188732, Russia***
Issuer's share in the authorized capital: ***100 %***

Full official name: ***AMT Closed Joint-Stock Company***
Abbreviated official name: ***AMT CJSC***
Location: ***24, ul. Bolshaya Morskaya, office 235, St. Petersburg, 191186, the Russian Federation***
Issuer's share in the authorized capital: ***100 %***

Percentage of common stock held by the Issuer: ***100 %***

Full official name: ***Closed joint-stock company Svyaz Investment Company***
Abbreviated official name: ***CJSC IC Svyaz***
Location: ***60, ul Lenina, Syktyvkar, the Komi Republic, 167981***
Issuer's share in the authorized capital: ***100 %***
Percentage of common stock held by the Issuer: ***100 %***

Full official name: ***NWT-Finance Limited Liability Company***
Abbreviated official name: ***NWT-Finance LLC***
Location: ***office 422, 26 ul. Bolshaya Morskaya, St. Petersburg, 191186***
Issuer's share in the authorized capital: ***100 %***

Full official name: ***Novgorod Datacom Limited Liability Company***
Abbreviated official name: ***Novgorod Datacom LLC***
Location: ***20, ul. Mikhaylova, Veliky Novgorod, 173000, Russia***
Issuer's share in the authorized capital: ***100 %***

Full official name: ***Parma-Paging Limited Liability Company***
Abbreviated official name: ***LLC Parma Paging***
Location: ***31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi***
Issuer's share in the authorized capital: ***100 %***

Full official name: ***Artelecom Service Limited Liability Company***
Abbreviated official name: ***"Artelecom Service" LLC***
Location: ***4, proyezd Priorova, Arkhangelsk, 163071***
Issuer's share in the authorized capital: ***77 %***

Full official name: ***Bona Limited Liability Company***
Abbreviated official name: ***Bona LLC***
Location: ***45, Troitsky prospekt, Arkhangelsk, 163061***
Issuer's share in the authorized capital: ***51 %***

Full official name: ***Kolatelecom Open Joint-Stock Company***
Abbreviated official name: ***OJSC Kolatelecom***
Location: ***5/23, ul. Vorovskogo, Murmansk, 183038***
Issuer's share in the authorized capital: ***50%***
Percentage of common stock held by the Issuer: ***50 %***

Full official name: ***Parma-Inform Limited Liability Company***
Abbreviated official name: ***LLC Parma-Inform***
Location: ***31, ul. Kommunisticheskaya, the city of Syktyvkar, Republic of Komi, 167000***
Issuer's share in the authorized capital: ***50 %***

Full official name: ***Commercial Television and Radio Closed Joint-Stock Company***
Abbreviated official name: ***Com TV CJSC***

Location: ***3, Academician Pavlov ul., St. Petersburg, 197022***
Issuer's share in the authorized capital: ***40 %***
Percentage of common stock held by the Issuer: ***40 %***

Full official name: ***Medexpress Insurance Closed Joint-Stock Company***
Abbreviated official name: ***Insurance CJSC "Medexpress"***
Location: ***14/26, ul. Gorokhovaya, St. Petersburg, the Russian Federation, 191186***
Issuer's share in the authorized capital: ***34.59%***
Percentage of common stock held by the Issuer: ***34.59 %***

Full official name: ***Parma Telecom Closed Joint-Stock Company***
Abbreviated official name: ***CJSC Parma Telecom***
Location: ***Russia. 10, ul Kommunisticheskaya, Syktyvkar, the Komi Republic, 167610***
Issuer's share in the authorized capital: ***34.18%***
Percentage of common stock held by the Issuer: ***34.18 %***

Full official name: ***WestBalt Telecom Closed Joint-Stock Company***
Abbreviated official name: ***WBT CJSC***
Location: ***2, pl. Vasilevskogo, Kaliningrad, 236016, Russian Federation***
Issuer's share in the authorized capital: ***28%***
Percentage of common stock held by the Issuer: ***28 %***

Full official name: ***Octagon Technologies Closed Joint-Stock Company***
Abbreviated official name: ***OCTATECH CJSC***
Location: ***pom. 12-H, d. 29 Ligovsky pr., St. Petersburg, 193036***
Issuer's share in the authorized capital: ***26.4%***
Percentage of common stock held by the Issuer: ***26.4 %***

Full official name: ***Dancell, Saint Petersburg Closed Type Joint-Stock Company***
Abbreviated official name: ***Dancell, SPb CTJSC***
Location: ***51, Baltiyskaya ul., St. Petersburg, 198092***
Issuer's share in the authorized capital: ***23.65%***
Percentage of common stock held by the Issuer: ***23.65 %***

Full official name: ***Non-bank lending agency Northern Clearing Chamber – Closed Joint-Stock Company***
Abbreviated official name: ***Northern Clearing Chamber CJSC***
Location: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***
Issuer's share in the authorized capital: ***19.98%***
Percentage of common stock held by the Issuer: ***19.98 %***

Full official name: ***Telecominvest Open Joint-Stock Company***
Abbreviated official name: ***OJSC Telecominvest***
Location: 54, Nevsky pr., St. Petersburg, 191011, Russia
Issuer's share in the authorized capital: ***15%***
Percentage of common stock held by the Issuer: ***15 %***

Full official name: ***Rostelegraph Closed Joint-Stock Company***
Abbreviated official name: ***Rostelegraph CJSC***
Location: ***7 ul. Tverskaya, Moscow, 103375***
Issuer's share in the authorized capital: ***11.76%***
Percentage of common stock held by the Issuer: ***11.76 %***

Full official name: ***Open Joint-Stock Company "Information Technologies for Communication"***
Abbreviated official name: ***Svyazintek OJSC***
Location: 55, ul. Plyushchikha, building 2, Moscow, 119121, Russian Federation
Issuer's share in the authorized capital: ***11%***
Percentage of common stock held by the Issuer: ***11 %***

Full official name: ***VISA Closed Joint-Stock Company***
Abbreviated official name: ***VISA CJSC***
Location: ***11, Sapyorny per., St. Petersburg, 191014***
Issuer's share in the authorized capital: ***10%***
Percentage of common stock held by the Issuer: ***10 %***

Full official name: ***Closed Joint-Stock Company – Commercial Bank "Russian Industrial bank"***
Abbreviated official name: ***Russian Industrial Bank CJSC***
Location: ***40, ul. Shchepkina, building 1, Moscow, 129110***
Issuer's share in the authorized capital: ***8.82%***
Percentage of common stock held by the Issuer: ***8.82 %***

Full official name: ***Kit SP Closed-Type Joint-Stock Company***
Abbreviated official name: ***KIT SP CTJSC***
Location: ***7, ul. Pochtamtskaya, St. Petersburg, 103375***
Issuer's share in the authorized capital: ***6.79%***
Percentage of common stock held by the Issuer: ***6.79 %***

Full official name: ***TD-Telecom Closed Joint-Stock Company***
Abbreviated official name: ***TD-Telecom CJSC***
Location: ***8, ul. Voskresenskaya, Arkhangelsk, 163061***
Issuer's share in the authorized capital: ***6.72%***
Percentage of common stock held by the Issuer: ***6.72 %***

8.1.6. Data on Material Transactions Made by the Issuer

Material transactions (groups of interrelated transactions) the amount of commitments under which is 10 and more per cent of the balance value of the Issuer's assets according to its accounts for the last completed period under report, preceding the date of the transaction: ***none***

8.1.7. Data on Credit Ratings of the Issuer

Object of assigning the rating: ***Issuer***

Rating	**Period**				
	2001	2002	2003	2004	2005
International credit rating	CCC/stable	CCC/stable	B- / stable	B-/ positive	B+ /stable
Date of assigning the credit rating	11.12.2000	11.12.2001	02.04.2003	12.05.2004	18.07.2005

Credit rating as of the date of the end of the quarter under report: ***B+ / stable***
Date of assigning the rating: ***18.07.2005***
Full and abbreviated official names of the organization that gave the credit rating: ***Representative office of Standard & Poors International Services, Inc.; Standard & Poors International Services, Inc.***
Place of business of the organization that gave the credit rating: ***4/7, ul. Vozdvizhenka, building 2, 7th floor, business centre "Mokhovaya", Moscow, 125009 (Moscow representative office)***
Other information on the credit rating specified by the Issuer at its discretion: ***none***

Object of assigning the rating: ***Issuer's securities***
Type, category, series, form and other identification characteristics of securities: series 01 documentary interest-bearing bonds payable to bearer
The state registration No. of the securities issue: ***4-01-00119-A***
Date of state registration: ***March 6, 2002***

Rating	Period	
	2002	2003
Credit rating according to the Russian scale	ruBB	ruBBB
Date of assigning the credit rating	25.03.2002	05.08.2003

Credit rating as of the date of the end of the quarter under report: ***impossible to indicate as all the bonds of the issue have been retired.***
Full and abbreviated official names of the organization that gave the credit rating: ***Representative office of Standard & Poors International Services, Inc.; Standard & Poors International Services, Inc.***
Place of business of the organization that gave the credit rating: ***4/7, ul. Vozdvizhenka, building 2, 7th floor, business centre "Mokhovaya", Moscow, 125009 (Moscow representative office)***
Other information on the credit rating specified by the Issuer at its discretion: ***none***

Object of assigning the rating: ***Issuer's securities***
Type of securities: ***series 02 and 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care***
The state registration No. of the securities issue: ***4-02-00119-A and 4-03-00119-A***
Date of state registration: ***July 8, 2003***

Rating	Period	
	2003	2nd quarter of the year 2005
Credit rating according to the Russian scale	ruBBB	ruBBB+
Date of assigning the credit rating	05.08.2003	12.05.2004

Credit rating as of the date of the end of the quarter under report: ***ruA+***
Date of assigning the rating: ***18.07.2005***
Full and abbreviated official names of the organization that gave the credit rating: ***Representative office of Standard & Poors International Services, Inc.; Standard & Poors International Services, Inc.***
Place of business of the organization that gave the credit rating: ***4/7, ul. Vozdvizhenka, building 2, 7th floor, business centre "Mokhovaya", Moscow, 125009 (Moscow representative office)***
Other information on the credit rating specified by the Issuer at its discretion: ***none***

Brief description of the method of assigning the credit rating:
Depending on categories of Issuers and type of rating, there are different methods of Standard & Poor's rating assignment. Thus, in the case of companies, the characteristics of the business (market, position in competition, management and strategy) are analyzed, as well as the financial profile (financial policy, profitability, capital structure, cash flow indices, financial flexibility); in the case of regional and local authorities, the economic position, development predictability, and stability

of the support of the state and municipal finance system, management quality and institutional nature of procedures, financial flexibility, fulfillment of the budget, liquidity and debt management, debt load, contingent liabilities are analyzed, and in the case of banks, business factors (market position, ownership structure, strategy and management) and financial factors (quality of assets, profitability, funding and liquidity management, and capital) are analyzed.

More detailed information on the ratings assigned by Standard & Poor's International Services, Inc. can be obtained from the site at http://www.standardandpoors.ru.

Object of assigning the rating: ***Issuer***

Rating	Period
	2005
Long-term rating in foreign currency	***B+/stable***
Date of assigning the credit rating	***12.09.2005***

Credit rating as of the date of the end of the quarter under report: ***B+ / stable***
Date of assigning the rating: ***12.09.2005***
Full and abbreviated official names of the organization that gave the credit rating: ***Fitch Ratings LTD***
Place of business of the organization that gave the credit rating: ***Eldon House, 2 Eldon Street, London EC2M7UA, Great Britain (central office); 7, ul. Gasheka, building 1, Moscow 123056, Russia (Branch)***

Other information on the credit rating specified by the Issuer at its discretion: ***none***

Object of assigning the rating: ***Issuer***

Rating	Period
	2005
Short-term rating in foreign currency	***B***
Date of assigning the credit rating	***12.09.2005***

Credit rating as of the date of the end of the quarter under report: *C*
Date of assigning the rating: ***12.09.2005***
Full and abbreviated official names of the organization that gave the credit rating: ***Fitch Ratings LTD***
Place of business of the organization that gave the credit rating: ***Eldon House, 2 Eldon Street, London EC2M7UA, Great Britain (central office); 7, ul. Gasheka, building 1, Moscow 123056, Russia (Branch)***

Other information on the credit rating specified by the Issuer at its discretion: ***none***

Brief description of the method of assigning the credit rating:
In giving its corporate scores to companies, the Fitch agency uses both qualitative and quantitative analyses for assessing economic and financial risks of Issuers of fixed-income debt instruments. A score (rating) means an evaluation of the Issuer's capacity to effect debt servicing payments in due time. The purpose of the scores is to enable a comparison of Issuers with various branches of specialization and countries of location. As short-term and long-term scores are based on the fundamental parameters of a company's solvency, there is a certain relation between them. Normally, the analytical process covers the operating figures and financial data for at least five last years, as well as forecasts for the future prepared by the company itself and by the rating agency.

More detailed information on ratings assigned by Fitch Ratings LTD is available on Web-site: http://www.fitchratings.ru

8.2. Data on Each Category of Issuer's Shares

Stock category: ***common***

Face value of a share (roubles): ***1***
Number of shares in circulation (number of shares that are not retired or cancelled) (pcs.): ***881,045,433***
Number of shares of an extra issue(s), for which there has been no state registration of the report on the results of their issue: ***0***
Number of stated shares (in compliance with the Issuer's Article of Association): ***6,098***
Number of shares on the Issuer's balance sheet: ***0***
Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under Issuer's options: ***0***
State registration No.: ***1-02-00119-A***
Date of state registration: ***September 9, 2003***

Rights granted by shares to their holders (according to article 7 of the Issuer's Articles of Association):
Each common share of the Company grants equal volumes of rights to the shareholders holding them.
Each shareholder – holder of common stock of the Company has the following rights:
- to participate in the general meeting of the Company's shareholders according to the procedure provided for by the active law of the Russian Federation;
- to receive dividend according to the procedure provided for by the active law of the Russian Federation and the Company's Articles of Association, in case of their statement by the Company;
- to get a part of the Company's property remaining after its liquidation in proportion to the number of the shares held by him;
- to get access to documents mentioned in paragraph 1 of article 89 of the Federal Law On Joint-Stock Companies according to the procedure provided for by article 91 of the said law, and getting their copies on a paid basis;
- to demand from the Company's Registrar confirmation of the shareholder's title to the shares by issuing to such a shareholder an extract from the register of the Company's shareholders;
- to obtain from the Company's registrar information on all the records on its personal account and other information provided for by the statutory acts of the Russian Federation setting the procedure of keeping a register of shareholders;
- to alienate shares held by him without consent of other shareholders and the Company thereto;
- in cases provided for by the applicable laws of the Russian Federation, to defend its violated civil right in court, and among other things, to claim damages from the Company;
- to demand redemption of all or part of shareholder's shares by the Company in the cases and according to the procedure provided for by the active law of the Russian Federation;
- to sell the shares to the Company if the Company has decided to purchase the said shares;
- to demand from the Company an extract from the list of persons authorized to participate in the General Meeting of Shareholders containing information on a shareholder;
- priority right of acquiring extra shares and issued securities convertible into shares, floated through public subscription, in the amount proportionate to the number of shareholder's shares.
A shareholder holding more than 1 per cent of the Company's voting shares is entitled to demand that the Company's Registrar provide information on the names of shareholders listed in the register of shareholders, and on the number, category, and denomination of the shares owned by them (such information shall be provided omitting the shareholders' names).
Shareholder(s) holding in the aggregate at least 1 per cent of the Company's floated common shares are entitled to bring a lawsuit against a member of the Company's Board of Directors, against the one-person executive body of the Company, a member of the collegiate executive body of the Company or against its managing organization or its manager, claiming damages incurred by the Company as a result of culpable acts (omission) of the above persons, unless other grounds or extent of responsibility are provided for by the federal laws.
Shareholders holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the shareholders on the list may only be provided by their consent.

The shareholder(s) holding in the aggregate at least 2 per cent of the Company's voting shares are entitled to include issues in the agenda of the Annual General Meeting of the Shareholders and to propose candidates to the management and control bodies of the Company, elected at the General Meeting of the Shareholders. In the preparation of an extraordinary general meeting of shareholders with election of the Company's Board of Directors on its agenda, the said shareholder(s) may put forward nominations for the Company's Board of Directors.

The shareholder(s) holding in the aggregate at least 10 percent of the Company's voting shares are entitled to demand that the Company's Board of Directors should convoke an extraordinary general meeting of shareholders. Should the Company's Board of Directors fail to decide on convoking an extraordinary general meeting of shareholders within the period required by the applicable laws of the Russian Federation or the Company's Articles of Association, or decide on denial of its convoking, such an extraordinary general meeting may be convoked by the said shareholder(s).

Shareholder(s) holding in the aggregate at least 10 per cent of the Company's voting shares are entitled to demand an inspection of the Company's financial and economic operation at any time.

Shareholder(s) holding in the aggregate at least 25 per cent of the Company's voting shares are entitled to access to, and to receiving copies of accounting documents and session minutes of the collegiate executive body of the Company.

Shareholders holding common stock have other rights as provided for by the applicable laws of the Russian Federation and the Articles of Association.

Stock category: ***preferred type A***

Face value of a share (roubles): ***1***

Number of shares in circulation (number of shares that are not retired or cancelled): ***250,369,337***

Number of shares of an extra issue(s), for which there has been no state registration of the report on the results of their issue: ***0***

Number of stated shares (in compliance with the Issuer's Article of Association): ***32,486***

Number of shares on the Issuer's balance sheet: ***0***

Number of extra shares that may be floated as a result of converting floated securities convertible into shares or as a result of fulfilling the obligations under Issuer's options: ***0***

State registration No.: ***2-02-00119-A***

Date of state registration: ***September 9, 2003***

Rights granted by shares to their holders (according to article 7 of the Issuer's Articles of Association):

Company's preferred shares of one type grant to the shareholders holding them equal volumes of rights and have equal face value.

The owners of type A preferred shares are entitled to receiving an annual fixed dividend, except for the cases provided for by the Company's Articles of Association. The total amount paid as dividend on each preferred type A share is established as 10 per cent of the Company's net profit based on the results of the last fiscal year, divided by the number of shares that make 25 per cent of the Company's authorized capital. If the total amount of the dividend paid by the Company on each common share in a certain year exceeds the amount to be paid as dividend on each type A preferred share, then the amount of the dividend paid on preferred shares must be increased to the amount of the dividend paid on common shares.

The owners of type A preferred shares are entitled to participate in the general meeting of the shareholders with the right of vote on all issues of re-organization and liquidation of the Company and also on the issues of introducing additions and amendments to the Company's Articles of Association in the case such amendments restrict the rights of the said shareholders.

The owners of type A preferred shares are entitled to participate in the general meeting of the shareholders with the right of vote on all issues of the agenda of the meeting in the case when the meeting of shareholders, irrespective of the reasons, did not take a decision on dividend payment or took a decision on incomplete payment of the dividend under A type preferred shares. The owners of type A preferred shares will acquire this right starting from the Meeting next to the Annual General Meeting of Shareholders that did not pass a resolution on payment of the dividend, and shall lose this

right from the moment of the first payment of dividend on such shares in full.

The owners of type A preferred shares have the rights provided for by Clauses 7.2.3, 7.2.4, 7.2.5, 7.2.6, 7.2.7, 7.2.8, 7.2.10, 7.2.11 and 7.2.12 of the Company's Articles of Association for the owners of the Company's common shares. These rights are granted to shareholders – the owners of type A preferred shares in the case when such shares are not voting.

The owners of type A preferred shares have the rights provided for by Articles 7.3, 7.6, 7.7, 7.8 and 7.9 of the Company's Articles of Association in the case when preferred type A shares have the right to vote on all issues within the terms of reference of the general meeting of the Company's shareholders.

The owners of type A preferred shares are entitled to demand redemption of all or a part of their shares by the Company in the cases and according to the procedure provided for by the active law of the Russian Federation.

The owners of type A preferred shares holding at least 1 percent of votes at the General Meeting of Shareholders may demand that the Company provide the list of those authorized to participate in the Meeting. In this case, the data of the documents and the mail addresses of the shareholders on the list may only be provided by their consent.

Shareholders holding preferred type A stock have other rights as provided for by the applicable laws of the Russian Federation, other statutory acts of the Russian Federation and by the Company's Articles of Association.

8.3. Data on Any Previous Issues of Issuer's Securities, Except for Issuer's Stock

8.3.1. Data on Issues, All Securities of Which Have Been Retired (Cancelled)

Type, series (category), form and other identification characteristics of securities: ***series 01 documentary interest-bearing bonds payable to bearer***

Data on registration of the issue by the state:

State registration No.: ***4-01-00119-A***

Date of registration: ***6.03.2002***

Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Data on state registration of the report on the results of the issue:

Date of registration: ***15.05.2002***

Authority of state registration: Federal Commission for the Securities Market of Russia

Number of issued securities: ***300,000***

Face value of one of the securities of the issue (roubles): ***1,000***

Total volume of the issue at the face value (roubles): ***300,000,000***

Current state of the issue: ***all securities of the issue have been retired***

Retirement date for the securities of the issue: ***April 9, 2004***

Ground for retirement of the securities of the issue: ***execution of the obligations under the securities***

8.3.2. Data on Issues, the Securities of Which are Circulating

Data on Issuer's Bonds.

Type of securities: ***bonds***

Series: ***02***

Type: ***interest-bearing non-convertible***

Form of securities: ***documentary, payable to bearer, with obligatory centralized care***

Data on registration of the issue by the state:
State registration No.: *4-02-00119-A*
Date of registration: *8.07.2003*
Authority of state registration: *Federal Commission for the Securities Market of Russia*

Data on state registration of the report on the results of the issue:
Date of registration: *14.11.2003*
Authority of state registration: *Federal Commission for the Securities Market of Russia*

Number of issued securities: *1,500,000*
Face value of one of the securities of the issue (roubles): *1,000*
Total volume of the issue at the face value (roubles): *1,500,000,000*

Current state of the issue: *floatation is over*
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): *1,500,000*

Rights granted by each of the securities of the issue: *The Bond Holder is entitled to get 30% (thirty per cent) of the face value of the Bonds on the 1092nd (one thousand ninety second) day from the day of the Bonds floatation start.*

The Bond Holder is entitled to get 30% (thirty per cent) of the face value of the Bonds on the 1274th (one thousand two hundred seventy fourth) day from the day of the Bonds floatation start.

The Bond Holder is entitled to get 40% (forty per cent) of the face value of the Bonds at retirement on the 1456th (one thousand four hundred fifty sixth) day from the day of the Bonds floatation start.

A Bond holder is entitled to get the interest of the Bond face value (coupon yield), fixed in the Bond, the procedure of determining such interest being described in clause 8.3 of the Decision on the Issue and clause 56.11 of the Bonds Offering Circular.

A Bond Holder is entitled to demand that the Issuer acquire the Bonds within the period established by the Decision on the issue, which is at least 7 (seven) last days of the eighth coupon period at the price and according to the procedure established by the Decision on the Issue.

A Bond holder is entitled to get the face value of the Bond that has not been paid by the Issuer in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation.

The face value of the Bond, that has not been paid off by the Issuer, means above and hereinafter the difference between the face value of a Bond of the issue and the part of the face value of the Bond, that has been paid off by the Issuer in compliance with the Decision on the Issue and the Offering Circular.

A Bond owner is entitled to freely sell or otherwise alienate the Bond. Bond Holders who bought Bonds during the floatation shall not be entitled to make transactions with Bonds prior to registration of the report on the results of the Bonds issue in compliance with the legislation of the Russian Federation.

A Bond holder is entitled to present a Bond for retirement and to demand immediate reimbursement of the nominal debt under the Bonds in the following cases:
1) a court award on bankruptcy of the Issuer takes effect,
2) a decision on liquidation of the Issuer is taken by the Issuer's body authorized to take such a decision,
3) a court award on bankruptcy of the Warrantor takes effect,
4) a decision on liquidation of the Warrantor is taken by the Warrantor's body authorized to take such a decision;
c) the Issuer or the Warrantor does not fulfil its obligation to pay the coupon yield under the Bonds of this issue upon expiry of 10 (ten) working days from the date of payment of the respective coupon yield established in compliance with the Decision on the Bonds issue,
6) other cases expressly provided for by the legislation of the Russian Federation.

The Issuer undertakes to transfer in due time and in the full volume respective amounts required to fulfil the payment commitments in compliance with the Decision on the Bonds Issue to the Payment Agent under this Bond issue.

Actions of a Bond Holder in the case of the Issuer's refusal to fulfil the commitments under the Bonds are shown in clause 8.6 of the Decision on the Issue and clause 56.11 of the Offering Circular.

A Bond holder is entitled to exercise other rights provided for by the laws of the Russian Federation.

Conditions and procedure of retirement:
The face value of Bonds shall be retired in parts on the following dates (hereinafter referred to as the "Dates of retiring a part of the face value of Bonds"):
1. 1092nd (one thousand ninety second) day from the day of the Bonds Issue floatation start – 30% (thirty per cent) of the face value of the Bonds;
2. 1274th (one thousand two hundred seventy fourth) day from the day of the Bonds Issue floatation start – 30% (thirty per cent) of the face value of the Bonds;
3. 1456th (one thousand four hundred fifty sixth) day from the day of the Bonds Issue floatation start - 40% (forty per cent) of the face value of the Bonds.

Retirement of a part of the Bonds face value is effected by the payment agent upon instructions of the Issuer (hereinafter referred to as Payment Agent), its duties being entrusted to:
Full official name of the organization: "North-West Telecombank" Closed Joint-Stock Company
Abbreviated official name: Telecombank CJSC
Location: 12, Baskov per., St. Petersburg, Russia
Mailing address: 12, Baskov per., St. Petersburg, 191014
General license for banking operations: №168
Date of issue: 22.03.2000
Validity period: without limitation of the validity period
Authority issuing the license: Bank of Russia

The Issuer may appoint extra payment agents and cancel such appointments. Official announcement of the Issuer on the said actions is to be published by the Issuer within 10 (ten) working days before the date of such appointments or their cancellation in the newspapers Izvestiya and/or Vedomosti (the regional St. Petersburg circulation).

A part of the Bonds face value is retired in the currency of the Russian Federation by a non-cash transaction to depositors of NDC (National Depositary Centre) which deals with centralized care of the issued Bonds in favour of Bond Owners.

Retirement of a part of the Bonds face value is effected in favour of Bond Owners who are such Owners as of the end of NDC's operation day preceding the sixth day before the day of Bonds retirement (hereinafter referred to as the Date of Making up the List of Bond Holders for Retirement of a Part of the Bonds Face Value).

The above list of Bond Holders shall include:
1) NDC's depositors, if:
- said parties are owners of the Bonds of the issue;
- said parties are authorized by owners of the Bonds of the issue to receive monetary funds during retirement of a part of the issued Bonds face value;
2) Bond owners who are not NDC's depositors and who have not authorized NDC's depositors dealing with the accounting of the Bonds held by the owners to receive money when a part of the issued Bonds face value is retired.

It is presumed that nominal holders who are NDC's depositors are authorized to receive Bonds retirement money. Not later than on the 3rd (third) working day before the Date of Retirement of a Part of the Bonds Face Value, NDC's depositors, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money, shall transfer to the NDC the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for

Retirement of a Part of the Face Value.

A Bond Owner, if it/he/she is not a depositor of NDC, may authorize a Bond holder who is a depositor of NDC to receive amounts from yield payment and retirement of a part of the Bonds face value.

On the basis of the data available and/or submitted by depositors, NDC shall make up the List of Bond Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent no later than on the 2nd (second) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz:

- No. of the bank account;

- name of the bank, with which the account is opened;

- correspondent account of the bank, with which the account is opened;

- location and mailing address of the bank;

- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC by Bond Holders, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date the claim is submitted. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.

Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the NDC, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favour of Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for Bonds Face Value Partial Retirement shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Interest yield, or procedure of determining it:

Coupon (interest) period		Coupon (interest) yield
Starting date	Completion date	
1. Coupon: 1		
Bonds floatation starting date	91st day from the day floatation of the Bonds starts	The interest rate of the first coupon is determined by holding an auction among potential buyers of Bonds on the first day of the primary distribution of the issued Bonds. On the day when the auction to determine the interest rate of the first coupon of the Bonds is held, Members of the Section of MMVB submit applications for the auction, using the trading system of MMVB both for their own account and for the account and on behalf of clients. The time for submitting applications for the auction to determine the interest rate of the first coupon of the Bonds is established by MMVB upon agreement with the Issuer and the Underwriters. Applications for acquisition of Bonds by Members of the Moscow Interbank Currency Exchange (MMVB) Section are to be sent to one of the Underwriters with the indication of the following significant conditions: 1) Purchase price: 100% (one hundred per cent) of the face value; 2) Number of Bonds, that the potential buyer would like to acquire, if the Issuer assigns the interest rate of the first coupon as greater or equal to the acceptable interest rate indicated in the application. 3) Interest rate of the first coupon acceptable for the investor. The term "Acceptable interest rate" means the minimum interest rate of the first coupon, which, if announced by the Issuer, would make the potential investor ready to buy the number of Bonds indicated in the application at the price of 100% (one hundred per cent) of the face value. The acceptable interest rate must be expressed in per cent per annum accurate to a hundredth of per cent. Money must be reserved in the amount sufficient for complete payment of the Bonds stated in the applications, taking into account the MMVB's commission fee. Applications, in which one or several of the above significant conditions do not comply with the requirements set forth in items 1-3, and applications that are not secured by money as provided for in the previous paragraph are not permitted for participation in the auction to determine the interest rate of the first coupon. Upon expiry of the period for filing applications for the auction to determine the interest rate of the first coupon, MMVB makes up the summary list of entered applications filed to each of the

		Underwriters and hands it over to the Issuer and the Underwriters. On the basis of the analysis of the summary list of applications submitted for the auction, the Issuer takes a decision on the interest rate of the first coupon and advises the Underwriters and MMVB in writing of the decision taken. The organizer shall publish a notice on the interest rate of the first coupon using the trading system of Moscow Interbank Currency Exchange (MMVB) by sending electronic messages to all Members of the Section.

2. Coupon: 2

91st day from the day floatation of the Bonds starts	182nd day from the day floatation of the Bonds starts	The amount of coupon rate for the second coupon equals to the amount of coupon rate for the first coupon.

3. Coupon: 3

182nd day from the day floatation of the Bonds starts	273rd day from the day floatation of the Bonds starts	The coupon rate for the third coupon is equal to the coupon rate for the first coupon.

4. Coupon: 4

273rd day from the day floatation of the Bonds starts	364th day from the day floatation of the Bonds starts	The coupon rate for the fourth coupon is equal to the coupon rate for the first coupon.

5. Coupon: 5

364th day from the day floatation of the Bonds starts	455th day from the day floatation of the Bonds starts	The coupon rate for the fifth coupon shall be determined according to the following formula: $C(5) = C(1) - 1$ where C(1) is the interest rate of the first coupon, in per cent per annum; and C(5) is the interest rate of the fifth coupon, in per cent per annum;

6. Coupon: 6

455th day from the day floatation of the Bonds starts	546th day from the day floatation of the Bonds starts	The coupon rate for the sixth coupon is equal to the coupon rate for the fifth coupon.

7. Coupon: 7

546th day from the day floatation of the Bonds starts	637th day from the day floatation of the Bonds starts	The coupon rate for the seventh coupon is equal to the coupon rate for the fifth coupon.

8. Coupon: 8

637th day from the day floatation of the Bonds starts	728th day from the day floatation of the Bonds starts	The coupon rate for the eighth coupon is equal to the coupon rate for the fifth coupon.

9. Coupon: 9

728th day from the day floatation of the Bonds starts	819th day from the day floatation of the Bonds starts	The interest rate of the ninth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti

		and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

10. Coupon: 10

819th day from the day floatation of the Bonds starts	910th day from the day floatation of the Bonds starts	The interest rate of the tenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

11. Coupon: 11

910th day from the day floatation of the Bonds starts	1001st day from the day floatation of the Bonds starts	The interest rate of the eleventh coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

12. Coupon: 12

1001st day from the day floatation of the Bonds starts	1092nd day from the day floatation of the Bonds starts	The interest rate of the twelfth coupon is established by the Issuer's Board of Directors and brought to the notice of all concerned parties by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

13. Coupon: 13

1092nd day from the day floatation of the Bonds starts	1183rd day from the day floatation of the Bonds starts	The interest rate of the thirteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

14. Coupon: 14

1183rd day from the day floatation of the Bonds starts	1274th day from the day floatation of the Bonds starts	The interest rate of the fourteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

15. Coupon: 15

1274th day from the day floatation of the	1365th day from the day floatation of the	The interest rate of the fifteenth coupon is established by the Issuer's Board of Directors and

Bonds starts	Bonds starts	brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

16. Coupon: 16

1365th day from the day floatation of the Bonds starts	1456th day from the day floatation of the Bonds starts	The interest rate of the sixteenth coupon is established by the Issuer's Board of Directors and brought to the notice of all parties concerned by publishing the information in the newspaper Vedomosti and/or the newspaper Izvestiya (the regional edition of St. Petersburg) not later than 14 (fourteen) days before the date of expiry of the eighth coupon period.

The Bonds coupon yield for the first, second, third, fourth, fifth, sixth, seventh, eighth, ninth, tenth, eleventh and twelfth coupon periods is calculated according to the following procedure:

Ki = Ci * Ni * (ti - Ti)/365/100%
where i is the sequence number of the coupon, i= 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12,

Ki is the amount of coupon payment on each Bond
Ci is the coupon interest rate
N is the face value of one Bond
ti is the expiry date of the i-th coupon period
Ti is the starting date of the i-th coupon period.

The Bonds coupon yield for the thirteenth and fourteenth coupon periods is calculated according to the following procedure:

Ki = Ci * 0.7 * N * (ti - Ti)/365/100%

The Bonds coupon yield for the fifteenth and sixteenth coupon periods is calculated according to the following procedure:

Ki = Ci * 0.4 * N * (ti - Ti)/365/100%

The amount of yield on the coupon is calculated accurate to one kopeck (the second decimal place being rounded off according to the mathematical rounding-off rules, viz.: if the third decimal place is greater than or equal to 5, the second decimal place is increased by one, and if the third decimal place is less than 5, the second decimal place is not changed).

Note:
According to the results of the auction held among potential buyers of Bonds on the first day of the primary floatation of the Bonds of the issue at the Moscow Interbank Currency Exchange, the coupon rate from the first to the fourth amounted to 14.2% per annum in compliance with the Decision on the Bonds Issue. According to the procedure for determining the coupons, described above, the coupon rate from the fifth to the eighth amounted to 13.2% per annum.
According to the procedure for determining the coupon rates, described above, the coupon rate from the ninth to the sixteenth was established as 7.5% per annum.

Procedure and conditions of coupon yield payment:

Payment of the Bond yield is effected in the currency of the Russian Federation by transfer in favour of Bond Owners who are such Owners as of the end of NDC's working day preceding the sixth day

before the day of the issued bonds yield payment (hereinafter referred to as the Date of Making up the List of Bond Holders for Coupon Yield Payment).
The above list of Bond Holders shall include:
1) NDC's depositors, if:
- said parties are owners of the Bonds of the issue;
- said parties are authorized by owners of the Bonds of the issue to receive money when the coupon yield under the issued Bonds is paid;
2) Bond owners who are not NDC's depositors and who have not authorized NDC's depositors dealing with the accounting of the Bonds held by the owners to receive money when the coupon yield under the issued Bonds is paid.
It is presumed that nominal holders who are NDC's depositors – are authorized to receive money when the coupon yield under the Bonds is paid. Not later than on the 3rd (third) working day before the date of payment of the coupon yield under the Bonds, NDC's depositors, who are nominal holders and who are not authorized by their clients to receive Bonds coupon yield payment money, shall transfer to the NDC the list of Bond owners, that must contain all the details indicated below in the List of Bond Holders for coupon yield payment.
A Bond Owner, if it/he/she is not a depositor of NDC may authorize a Bond holder who is a depositor of NDC to receive amounts from the Bond yield payment and Bond retirement.
On the basis of the data available and/or submitted by depositors, NDC shall make up the List of Bond Holders for coupon yield payment, which List shall be submitted to the Issuer and/or to the Payment Agent not later than on the 2nd (second) working day before the Date of the Bonds Yield Payment.
The List of Bond Holders for coupon yield payment shall include the following details:
a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds;
b) number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the yield amounts under the Bonds;
c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds;
d) bank account details of the Owner or nominal holder authorized by the Owner to receive the yield amounts under the Bonds, viz:
- No. of the bank account;
- name of the bank, with which the account is opened;
- correspondent account of the bank, with which the account is opened;
- location and mailing address of the bank;
- bank identification code of the bank, with which the account is opened;
e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the yield payment amounts under the Bonds;
f) tax status of the Owner or nominal holder authorized by the Owner to receive the amounts of Bonds yield payment (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.).
The Holder independently monitors the completeness and actuality of bank account details provided by it to NDC. Should the said details fail to be submitted, or fail to be submitted in due time to NDC, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim. In such a case the Issuer fulfils the obligations under the Bonds on the basis of NDC's data.
Within 2 (two) working days before the date of Bond Yield payment, the Issuer transfers the appropriate money to the Payment Agent's account.
On the basis of the list of Bond Holders for coupon yield payment, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond Yields.
On the date of Bond Yield payment, the Payment Agent transfers the appropriate monies to the accounts of Bond Holders in favour of Bond Owners.
If one person is authorized to receive Bond Yields for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.
No coupon yield on unfloated Bonds shall be accrued or paid.

Issuer's obligations to pay the respective coupon yield under the Bonds shall be considered as executed and fulfilled from the moment the money is written off from the Issuer's account and/or from the correspondent account of the Payment Agent for payment of the coupon yield in favour of the Bond Holders.
Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for coupon yield payment shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Security for bonds of the issue: ***The acquisition of Bonds means that the acquirer of Bonds makes a contract, under which a security of the Bonds issue is provided. With the passage of the title to the Bond, the acquirer also receives the rights under the said Contract in the same scope and on the same conditions that exist as of the moment of the passage of the title to the Bond.***
An Offer of Providing a Security in the form of a surety for the purposes of the Bonds issue by OJSC North-West Telecom shall serve as the document confirming the provision by the limited liability company Trubsnab of a security for the purposes of the Bonds issue.

Depositary providing centralized care of Issuer's securities:
Name: ***National Depositary Centre Nonprofit Partnership***
Abbreviated name: ***NDC***
Location: ***1/13, Sredny Kislovsky per., building 4, Moscow***
Tel: ***(095) 956-2790, (095) 956-2791*** Fax: ***(095) 956-2792***
E-mail: ***none***

License:
No. of license: ***177-03437-000010***
Date of issue: ***4.12.2000***
Validity period: ***not determined***
Authority issuing the license: ***Federal Commission for the Securities Market***

Type of securities: ***bonds***
Series: ***03***
Type: ***interest-bearing non-convertible***
Form of securities: ***documentary, payable to bearer, with obligatory centralized care***

Data on registration of the issue by the state:
State registration No.: ***4-03-00119-A***
Date of registration: ***28.12.2004***
Authority of state registration: ***Federal Service for Financial Markets of Russia (FSFR of Russia)***

Data on state registration of the report on the results of the issue:
Date of registration: ***29.03.2005***
Authority of state registration: ***Federal Service for Financial Markets of Russia (FSFR of Russia)***

Number of issued securities: ***3,000,000***
Face value of one of the securities of the issue (roubles): ***1,000***
Total volume of the issue at the face value (roubles): ***3,000,000,000***

Current state of the issue: ***floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue

(pcs.): ***3,000,000***

Rights granted by each of the securities of the issue:
A Bond holder is entitled to get the face value according to the procedure and within the time determined in Clause 9.2. of the Decision on the securities issue and in Clause 9.1.2. of the securities Offering Circular.

A Bond holder is entitled to get the coupon yield, the procedure of its determining being described in Clause 9.3. of the Decision on the securities issue and in Clause 9.1.2. of the securities Offering Circular.

The Bond Holders are entitled to demand that the Issuer acquire Bonds within the period established by the Decision on the securities issue, which is at least 5 (five) last days of the 12 (Twelfth) coupon period.

In case of Issuer's failure to fulfil or to duly fulfil the obligations of payment of the face value and yield payment under the Bonds of the issue, the Bond Owner shall be entitled to apply to the party providing security for the Bonds issue (the Warrantor) with the appropriate demand.

The Limited Liability Company "NWT-Finance" is the party providing security for the Bonds issue.

The Bond with the security in the form of a surety of NWT-Finance LLC provides to its owner all the rights ensuing from such security according to the security conditions determined in Clause 9.1.2. of the Decision on the securities issue and in Clause 9.1.2. of the securities Offering Circular. With the passage of the title to the secured Bond, the new Owner (acquirer) also receives the rights ensuing from such security. Any transfer of rights accrued from the surety provided is invalid without transfer of the rights to the Bond.
Possible actions of a Bond owner in the case of the default and / or technical default under the Bonds are shown in Clause 9.7 of the Decision on the securities issue and clause 9.1.2 of the securities Offering Circular.

A Bond owner is entitled to get the outstanding part of the face value of the Bond in case of liquidation of the Issuer in the sequence established by article 64 of the Civil Code of the Russian Federation. The outstanding part of the Bond's face value means above and hereinafter the difference between the face value of a Bond of the issue and the part of the face value of the Bond, that has been paid off to the Holders in compliance with the Decision on the securities issue and the securities Offering Circular.

A Bond owner is entitled to freely sell or otherwise alienate the Bond. Bond owners who bought Bonds during the floatation shall not be entitled to make transactions with Bonds prior to registration of the report on the results of the securities issue in compliance with the legislation of the Russian Federation.

The Bond owners are entitled to exercise other rights provided for by the laws of the Russian Federation.

Conditions and procedure of retirement:
1. Bonds Retirement Form:
The Bonds shall be repaid in the Russian Federation currency using non-cash instruments.
The Bond owners have no possibility of choosing the form of Bonds retirement.

2. Procedure and Terms of Bonds Retirement including Retirement period.
Bonds retirement timing or procedure of determining it:
The face value of Bonds shall be retired in parts on the following dates (hereinafter referred to as the "Dates of retiring a respective part of the face value of Bonds"):
The 1820th (One thousand eight hundred twentieth) day from the starting date of Bonds floatation -

retirement of the first part - 30 (thirty) per cent of the face value of the Bonds. The starting and completion dates of retirement of the first part of face value coincide;

The 2002nd (two thousand second) day from the starting date of Bonds of the issue floatation - retirement of the second part - 30 (thirty) per cent of the face value of the Bonds. The starting and completion dates of retirement of the second part of face value coincide;

The 2184th (Two thousand one hundred eighty fourth) day from the starting date of Bonds of the issue floatation - retirement of the last part -40 (Forty) per cent of the face value of the Bonds. The starting and completion dates of retirement of the last part of face value coincide;

The dates (procedure of fixing the dates) as of which the lists of Bonds Holders are made up for the purpose of their retirement:

Retirement of the appropriate part of the Bonds face value is effected in favour of Bond Owners who are such Owners as of the end of Depositary's operation day preceding the third day before the day of the retirement of the appropriate part of the Bonds' face value (hereinafter referred to as the Date of Making up the List of Bond Holders for Retirement of a Part of the Bonds' Face Value).

If the owner's title to the Bonds are taken into account by the nominal holder of the Bonds and the nominal holder of the Bonds is authorized to receive the money from retirement of Bonds, the person authorized to receive the money from retirement of Bonds shall mean the nominal holder of the Bonds.

If the owner's title to the Bonds are not taken into account by the nominal holder of the Bonds or the nominal holder of the Bonds is not authorized by the owner to receive the money from retirement of Bonds, the person authorized to receive the money from retirement of Bonds shall mean the owner of the Bonds.

It is presumed that nominal holders, who are the depositors of the Depositary, are authorized to receive Bonds retirement money. Not later than at 2.00 p.m. Moscow time on the 3rd (third) working day before the Date of Retirement of a Part of the Bonds Face Value, the depositors of the Depositary, who are nominal holders and who are not authorized by their clients to receive Bonds retirement money, shall transfer to the Depositary the list of Bond holders, that must contain all the details indicated below in the List of Bond Holders for Retirement of a Part of the Face Value.

A Bond Owner, if it/he/she is not a depositor of the Depositary, may authorize a Bond holder who is a depositor of the Depositary to receive amounts from yield payment and retirement of a part of the Bonds face value.

On the basis of the data available and/or submitted by depositors, the Depositary shall make up the List of Bond Holders for Retirement of a Part of the Face Value, which List shall be submitted to the Issuer and/or to the Payment Agent no later than on the 2nd (second) working day before the Date of retirement of a part of the Bonds face value. The List of Bond Holders for Retirement of a Part of the Face Value shall include the following details:

a) full official name (official name for non-profit organizations, full personal name for an individual) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

b) the number of Bonds registered on the custody account of the Owner or on the inter-depositary account of the nominal Bonds holder authorized by the Owner to receive the retirement amounts under the Bonds;

c) location and mailing address of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

d) bank account details of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds, viz:

- No. of the bank account;

- name of the bank, with which the account is opened;

- correspondent account of the bank, with which the account is opened;

- location and mailing address of the bank;

- bank identification code of the bank, with which the account is opened;

e) tax-payer's identification No. (INN, or TIN) of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds;

f) tax status of the Owner or nominal holder authorized by the Owner to receive the retirement amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

Owners of the Bonds, their authorized representatives, including Depositary's depositors, shall independently monitor whether the details of the bank account presented to the Depositary are complete and up-to-date. Should the said details fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim.

In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment.

Other terms and the procedure of Bonds retirement:

Bonds are retired in the currency of the Russian Federation by transfer to the Bond Owners.

Not later than on the 2nd (second) working day before the Date of Retirement of a Part of the Bonds Face Value, the Issuer shall transfer the required monetary funds to the Payment Agent's account. On the basis of the list of Bond Holders, provided by the Depositary, the Payment Agent calculates the amounts of money to be paid to each of the Bond Holders authorized to receive Bond retirement amounts.

On the date of Bonds face value partial retirement, the Payment Agent transfers the appropriate monies to accounts of Bond Holders in favour of Bond Owners.

If one person is authorized to receive Bond retirement amounts for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

Should the Date of Bonds Face Value Partial Retirement fall on a day off, irrespective of whether it is a national holiday or a day off for settlement operations, then payment of the due amount shall be effected on the first working day following the day off. The bondholder is not entitled to demand any interest or any other compensation for such a delay in payment.

Execution of the obligations under the Bonds in respect of a party included in the List of Bond Holders for Bonds Face Value Partial Retirement shall be considered as due and proper also in case of alienation of Bonds after the date on which the above List was made up.

Procedure and conditions of coupon yield payment:

Coupon (interest) period		**Time (date) of coupon (interest) yield payment**	**Date of making up the list of Bond Owners for payment of the coupon (interest) yield**
Starting date	**Completion date**		
1 Coupon			
Bonds floatation starting date	91st day from the day when floatation of the Bonds starts	on the 91st day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment.
The procedure of the coupon (interest) yield payment: Payment of the Bond yield is effected in the currency of the Russian Federation by transfer in favour of Bond Owners. A Bond owner, if it/he/she is not a depositor of the Depositary may, but is not obliged to authorize the Bond holder who is a			

depositor of the Depositary to receive amounts from the Bond yield payment. If the owner of Bonds has not authorized a Depositary's depositor to receive money from the yield on the Bonds in his/her favour, the yield on the Bonds shall be paid directly to the owner of the Bonds.
It is presumed that nominal holders who are the depositors of the Depositary, are authorized to receive Bonds yield money. The Depositary's depositor not authorized by his client to receive the yield amounts under the Bonds, shall transfer, not later than at 2.00 p.m. Moscow time on the 3rd (third) working day before the Date of Bonds Yield Payment, to the Depositary, the list of Bond owners, that must contain all the details indicated below for the List of Bond Owners and/or Nominal Bond Holders.
Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .
Execution of obligation in respect of an owner included in the list of Bond Owners and/or Nominal Bond Holders is considered as due and proper, including the case of Bonds alienation, after the date of Making up the said List.
If the owner's title to the Bonds are taken into account by the nominal holder of the Bonds and the nominal holder of the Bonds is authorized to receive the money from the yield on the Bonds, the person authorized to receive the money from the yield on the Bonds shall mean the nominal holder of the Bonds.
If the owner's title to the Bonds are not taken into account by the nominal holder of the Bonds or the nominal holder of the Bonds is not authorized by the owner to receive the money from the yield on the Bonds, the person authorized to receive the money from the yield on the Bonds shall mean the owner of the Bonds.
No later than on the 2 (second) working day before the date of Bonds yield payment, the Depositary shall provide the Issuer and/or the Payment Agent with the List of Owners and/or Nominal Holders of the Bonds, including the following data:
a) full name of the party authorized to receive the yield amounts under the Bonds;
b) the number of Bonds registered on the custody account of the party authorized to receive the yield amounts under the Bonds;
c) location and mailing address of the party authorized to receive the yield amounts under the Bonds;
d) bank account details of the party authorized to receive the yield amounts under the Bonds, viz:
- account No.:
- name of the bank, with which the account is opened;
- correspondent account of the bank, with which the account is opened;
- bank identification code of the bank, with which the account is opened;
e) tax-payer's identification No. (INN, or TIN) of the party authorized to receive the yield amounts under the Bonds;
f) tax status of the party authorized to receive the yield amounts under the Bonds (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

Owners of the Bonds, their authorized representatives, including Depositary's depositors, shall independently monitor whether the details of the bank account presented to the Depositary are complete and up-to-date. Should the said details fail to be submitted, or fail to be submitted in due time to the Depositary, execution of such obligations shall be effected in favour of a person submitting the claim to obligations execution and being the owner of Bonds as of the date of submitting the claim.
In such a case the Issuer fulfils the obligations under the Bonds on the basis of Depositary's data and the Issuer's obligations shall be considered as fulfilled duly and in full. Should the bank account details and the other data provided by the Owner or the nominal holder or available in the Depositary, which are necessary for the Issuer to perform its obligations under the Bonds, do not make it possible for the Payment Agent to effect money transfer in due time, then such a delay shall not be considered as a delinquency in commitment of obligations under the Bonds. Then the Bond Owner is not entitled to demand any interest or any other compensation for such a delay in payment.
Within 2 (two) working days before the date of Coupon Yield payment under the Bonds, the Issuer transfers the appropriate money to the Payment Agent's account.
On the basis of the List of Owners and/or Nominal Holders of the Bonds provided by the Depositary, the Payment Agent shall calculate the amounts of money to be paid to each of the persons included in the List of Owners and/or Nominal Holders of the Bonds.
On the date of payment of the coupon yield under the Bonds, the Payment Agent shall transfer the required monies to the accounts of the persons authorized to receive the yield under the Bonds, who are included in the List of Owners and/or Nominal Holders of the Bonds.
If one person is authorized to receive Bond Coupon Yields for several Bond Owners, then the entire amount is transferred to such a person without breakdown for each Bond Owner.

If the date of payment of the coupon yield under the Bonds falls on a day off, irrespective of whether this is a public holiday or a day off for settlement transactions, payment of the relevant amount of money shall be effected on the first working day following the day off. The owner of the Bond shall not be entitled to claim any interest or any other compensation for such a delay in payment.

2 Coupon

91st day from the day when floatation of the Bonds starts	182nd day from the day when floatation of the Bonds starts	on the 182nd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the second coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

3 Coupon

182nd day from the day when floatation of the Bonds starts	273rd day from the day when floatation of the Bonds starts	on the 273rd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the third coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

4. Coupon: The interest rate for the fourth coupon is established as equal to the interest rate for the first coupon

273rd day from the day when floatation of the Bonds starts	364th day from the day when floatation of the Bonds starts	on the 364th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the fourth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

5 Coupon

364th day from the day when floatation of the Bonds starts	455th day from the day when floatation of the Bonds starts	on the 455th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the fifth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

6 Coupon

455th day from the day when floatation of the Bonds starts	546th day from the day when floatation of the Bonds starts	on the 546th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the sixth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

7 Coupon

546th day from the day when floatation of the Bonds starts	637th day from the day when floatation of the Bonds starts	on the 637th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the seventh coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

8 Coupon

637th day from the day when floatation of the Bonds starts	728th day from the day when floatation of the Bonds starts	on the 728th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the eighth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

9 Coupon

728th day from the day when floatation of the Bonds starts	819th day from the day when floatation of the Bonds starts	on the 819th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the ninth coupon (interest) Bond yield payment is the same as the procedure of the first coupon

(interest) Bond yield payment.

10 Coupon

819th day from the day when floatation of the Bonds starts	910th day from the day when floatation of the Bonds starts	on the 910th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the tenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

11 Coupon

910th day from the day when floatation of the Bonds starts	1001st day from the day when floatation of the Bonds starts	on the 1001st day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the eleventh coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

12 Coupon

1001st day from the day when floatation of the Bonds starts	1092nd day from the day when floatation of the Bonds starts	on the 1092nd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the twelfth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

13 Coupon

1092nd day from the day floatation of the Bonds starts	1183rd day from the day floatation of the Bonds starts	on 1183rd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the thirteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

14 Coupon

1183rd day from the day floatation of the Bonds starts	1274th day from the day floatation of the Bonds starts	on the 1274th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the fourteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

15 Coupon

1274th day from the day floatation of the Bonds starts	1365th day from the day floatation of the Bonds starts	on 1365th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the fifteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

16 Coupon

1365th day from the day floatation of the Bonds starts	1456th day from the day floatation of the Bonds starts	on the 1456th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the sixteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

17 Coupon

1456th day from the day floatation of the Bonds starts	1547th day from the day floatation of the Bonds starts	on the 1547th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the seventeenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon

(interest) Bond yield payment.

18 Coupon

1547th day from the day floatation of the Bonds starts	1638th day from the day floatation of the Bonds starts	on the 1638th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds of the issue is effected in favour of Bond Owners who are such Owners as of the and of NDC's (National Depositary Centre's) working day preceding the third day before the day of Bond yield payment .

The procedure of the eighteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

19 Coupon

1638th day from the day floatation of the Bonds starts	1729th day from the day floatation of the Bonds starts	on the 1729th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the nineteenth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

20 Coupon

1729th day from the day floatation of the Bonds starts	1820th day from the day floatation of the Bonds starts	on the 1820th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the twentieth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.
The yield on the twentieth coupon shall be paid at the same time with retirement of the first part - 30% (thirty per cent) of the face value of the issued Bonds.

21 Coupon

1820th day from the day floatation of the Bonds starts	1911th day from the day floatation of the Bonds starts	on the 1911th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the twenty first coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

22 Coupon

1911th day from the day floatation of the Bonds starts	2002nd day from the day floatation of the Bonds starts	on the 2002nd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the twenty second coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.
The yield on the twenty second coupon shall be paid at the same time with retirement of the second part - 30% (thirty per cent) of the face value of the issued Bonds.

23 Coupon

2002nd day from the day floatation of the Bonds starts	2093rd day from the day floatation of the Bonds starts	on the 2093rd day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the twenty third coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.

24 Coupon

2093rd day from the day floatation of the Bonds starts	2184th day from the day floatation of the Bonds starts	on the 2184th day from the day when floatation of the Bonds starts	Payment of the yield under the bonds is effected in favour of Bond Owners who are such Owners as of the end of Depositary's working day preceding the third day before the day of Bond yield payment .

The procedure of the twenty fourth coupon (interest) Bond yield payment is the same as the procedure of the first coupon (interest) Bond yield payment.
The yield on the twenty fourth coupon shall be paid at the same time with retirement of the third part -40% (forty per cent

of the face value of the issued Bonds.

Note:
According to the results of the auction held among potential buyers of Bonds on the first day of the primary floatation of the Bonds of the issue at the MICE Stock Exchange, the coupon rate from the first to the twelfth amounted to 9.25% per annum in compliance with the Decision on the Bonds Issue. The procedure of determining the 13th to 24th coupon rate is described above.

Security for bonds of the issue:
A secured Bond provides to its holder all the rights ensuing from such security.
The party providing security for the bonds – NWT-Finance Limited Liability Company – undertakes to ensure fulfillment of the Issuer's obligations to securities holders in case of Issuer's refusal to fulfil its obligations or delay in execution of respective obligations under the bonds, in compliance with the provided security conditions.

Depositary providing centralized care of Issuer's securities:
Name: ***National Depositary Centre Nonprofit Partnership***
Abbreviated name: ***NDC***
Location: ***1/13, Sredny Kislovsky per., building 4, Moscow***
Tel: ***(095) 956-2790, (095) 956-2791*** Fax: ***(095) 956-2792***
E-mail: ***none***

License:
No. of license: ***177-03437-000010***
Date of issue: ***4.12.2000***
Validity period: ***not determined***
Authority issuing the license: ***Federal Commission for the Securities Market***

8.3.3. Data on the Issues, the Issuer's Commitments under the Securities of Which Have not Been Fulfilled (Default)

There are no liabilities either not met or improperly met by the Issuer (default).

8.4. Data on the Person(s) Providing Security for the Bonds of the Issue

I. A security has been provided for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 02, state registration No. of the issue 4-02-00119-A of July 8, 2003.

The party providing the security:
Full name: ***Trubsnab Limited Liability Company***
Abbreviated name: ***Trubsnab LLC***
Tax-payer's identification No.: ***2320099881***
Location: ***2/1, per. Trunova, Tsentralny Rayon, Sochi, Krasnodar krai, 354057***
Mailing address: ***2/1, per. Trunova, Tsentralny Rayon, Sochi, Krasnodar krai, 354057***

II. A security has been provided for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 03, state registration No. of the issue 4-03-00119-A of December 28, 2004.

The party providing the security:
Full name: ***NWT-Finance Limited Liability Company***
Abbreviated name: ***NWT-Finance LLC***

Tax-payer's identification No.: ***7840306212***
Location: ***26, ul. Bolshaya Morskaya, office 442, St. Petersburg, the Russian Federation***
Mailing address: ***26, ul. Bolshaya Morskaya, office 442, St. Petersburg, the Russian Federation***
Basic state registration No: ***1047855105650***
Date of making the entry in the Single state register of legal entities: ***11.10.2004***

8.5. Conditions of Ensuring Fulfilment of Commitments under the Bonds of the Issue

I. A security for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 02, state registration No. of the issue 4-02-00119-A.

Type of security (method of security provided):
surety
Amount of security (roubles): ***1,500,000,000***

Procedure of presenting claims to the warrantor by bond holders:
In compliance with articles 810 and 811 of the Civil Code of RF, the Issuer must return to the owners during retirement of Bonds their face value and must pay the coupon yield under the Bonds within the time and according to the procedure provided for by the terms and conditions of the Decision on the Bonds issue and of the Offering Circular.
Each Bond Owner is entitled to declare his Bonds of this issue as due to retirement and to demand immediate return of the face value of the Bonds, that has not been paid by the Issuer, in the following cases:
1) a court award on bankruptcy of the Issuer takes effect,
2) a decision on liquidation of the Issuer is taken by the Issuer's body authorized to take such a decision,
3) a court award on bankruptcy of the Warrantor takes effect,
4) a decision on liquidation of the Warrantor is taken by the Warrantor's body authorized to take such a decision;
c) the Issuer or the Warrantor does not fulfil its obligation to pay the coupon yield under the Bonds of this issue upon expiry of 10 (ten) working days from the date of payment of the respective coupon yield established in compliance with the Decision on the Bonds issue,
6) other cases expressly provided for by the legislation of the Russian Federation.
In case of Issuer's refusal to fulfil the obligations under the Bonds, Bond Owners may apply to the court (court of arbitration), suing the Issuer and demanding to retire a Bond and to pay the income accrued on it, as well as to pay interest for failure to retire the Bond in due time in compliance with articles 395 and 811 of the Civil Code of RF.
Should the Issuer refuse to fulfil the obligations under the Bonds, the Bond Owners and/or nominal Bond Holders shall be entitled to apply to the party providing security for the Bonds issue with a demand to perform Issuer's obligations under the Bonds of the issue for the Issuer in compliance with the terms and conditions of the offer on provision of a security in the form of a surety for the purposes of the Bonds issue.
Should the Issuer fail to fulfil the obligations in respect of repaying the face value of the Bonds and/or payment of the interest yield on the Bonds, the Issuer's obligations to Bond Owners in respect of repaying the face value of the Bonds and/or payment of the interest yield on the Bonds shall be fulfilled for the Issuer by the limited liability company Trubsnab (hereinafter referred to as Company) as follows:
Bond Owners and/or nominal Bond Holders shall present to the Company written requests for the Company to pay the face value of the Bonds and to pay the interest yield on the Bonds (hereinafter referred to as the Demand to Fulfil the Obligations).
The said Demand to Fulfil the Obligations shall meet the following conditions:
- it shall be presented to the Company in writing and signed by the Bond Owner (or its authorized representatives);
- indicated in it shall be: full personal or official name of the Bond Owner, his/its tax-payer's No. (INN - TIN), tax status, place of residence (location), bank account details, Volume of Outstanding Obligations in respect of the Bond Owner sending such a Demand to Fulfil the Obligations;

- it shall be indicated in the Demand to Fulfil the Obligations that the Issuer has not paid to the Bond Owner or has not paid in full within the time established by the Documents of the Issue:

- the principal amount of the debt in retirement of the Bonds;

- the coupon yield in the form of interest on the face value of the Bonds;

- public irrevocable obligations of the Issuer to redeem its Bonds.

The Demand to Fulfil the Obligations shall be presented to the Company not later than 90 (ninety) days from the respective due date of Issuer's obligations execution in respect of the Bond Owner sending such a Demand to Fulfil the Obligations.

The Demand to Fulfil the Obligations shall be accompanied by a statement of custody account with NDC or with depositaries being depositors of NDC to confirm the rights of the Bond Owner to his Bonds.

The Demand to Fulfil the Obligations and documents enclosed thereto shall be sent to the Company by registered mail, by messenger mail or express mail.

The Company shall consider the Demand to Fulfil the Obligations within 14 (fourteen) days from the day of expiry of the period of 90 (ninety) days from the respective due date of Issuer's obligations execution in respect of the Bond Owner sending such a Demand to Fulfil the Obligations. If the Company chooses to satisfy the Demand to Fulfil the Obligations, the Company shall notify the Bond Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Demand to Fulfil the Obligations, shall effect a payment in compliance with the terms and conditions of the Offer to the Bond Owner's bank account, the details of which are indicated in the Demand to Fulfil the Obligations.

Should the Warrantor fail to fulfil its obligations in compliance with the terms and conditions of the above offer of providing a security in the form of a surety for the purpose of the Bonds issue or should the Issuer fail to fulfil the obligations to pay the yield and to retire the Bonds, the owners shall be entitled to apply to the court (court of arbitration), suing the Issuer or the Warrantor and demanding to pay the face value and/or the yield accrued on the Bonds and to indemnify them for losses.

The procedure of Bond Owners and/or nominal holders action in case of Issuer's refusal to fulfil its obligations under the Bonds of the issue is also described in clause 11 of the Decision on the Issue.

Value of Issuer's net assets as of the date of providing the security:
11,232,245 thousand roubles.

Value of the net assets of the legal entity providing a guarantee securing the execution of Issuer's obligations under the Bonds as of the date of providing the security (according to the data of the Company's accounting as of 31.03.2003):
200,239 thousand roubles.

II. A security for the interest-bearing documentary non-convertible bonds payable to bearer, with obligatory centralized care, series 03, state registration No. of the issue 4-03-00119-A.

Type of security (method of security provided):
surety
Amount of security (roubles): *3,000,000,000*

Procedure of presenting claims to the warrantor by bond holders:
Bond Owners and/or nominal Bond Holders shall present to the Warrantor written requests to pay the respective portion of the face value of the Bonds and/or to pay the coupon yield on the Bonds (hereinafter referred to as the Demand to Fulfill the Obligations).
The Demand to Fulfill the Obligations shall meet the following conditions:
- The Demand to Fulfill the Obligations shall be presented to the Warrantor in writing in Russian and signed by the Bonds Owner (or its authorized representatives); full personal or official name of the Bonds Owner, tax-payer's No. of the Bonds Owner, tax status of the Bonds Owner, place of residence (location) of the Bonds Owner, details of the bank account of the Bonds Owner to transfer monies,

number of the Bonds, under which the Demand to Fulfill the Obligations is presented; scope of Unfulfilled Obligations in respect of the Bonds Owner who is sending such a Demand to Fulfill the Obligation.
- The Demand to Fulfill the Obligations shall state that the Issuer has not fulfilled or failed to fulfill completely and within the timing set forth on the Decision on the Securities Issue and in the Offering Circular:
the obligations to pay a respective part of the face value;
the obligations to pay the coupon yield;
- The Demand to Fulfill the Obligations shall be presented to the Warrantor no later than 90 (ninety) days from the respective Due Date of Issuer's Obligations Execution in respect of the Bonds Owner sending such a Demand to Fulfill the Obligations. The date when the *Warrantor* receives the Demand shall be considered as the date of presenting Demand.
- To prove the rights of the Bonds Owner to the Bonds stated in the Demand to Fulfill the Obligations, such Demand shall be accompanied by a statement of the custody account with the NDC or depositaries, whish are depositors of NDC, as of the Date of Making up the List of Owners and/or Nominal Holders of the Bonds for the purpose of paying the coupon yield under the Bonds and/or Bonds retirement, determined in compliance with the Decision on the Securities Issue and the Offering Circular.
- The Demand to Fulfill the Obligations and documents enclosed thereto shall be sent to the Warrantor by registered mail, by messenger mail or express mail.
- The Warrantor shall consider the Demand to Fulfill the Obligations within 14 (fourteen) days from the day of the expiry of the period of 90 (ninety) days. The Warrantor is entitled to express any objections against the Demand to Fulfill the Obligations, that could be presented by the Issuer, and shall not lose the right of such objections even if the Issuer waives them or recognizes its debt.
- Demands to Fulfill the Obligations presented to the Warrantor later than 90 (ninety) days from the respective Due Date of Issuer's Obligations Execution in respect of the Bond Owners sending such a Demand to Fulfill the Obligations shall not be considered by the Warrantor.
- If the Warrantor chooses to satisfy the Demand to Fulfill the Obligations, the Warrantor shall notify the Bonds Owner thereof and, within 30 (thirty) days from the day of expiry of the period for consideration of the Demand to Fulfill the Obligations, shall effect a money transfer in compliance with the terms and conditions of the Offer to the Bond Owner's bank account, the details of which are stated in the Demand to Fulfill the Obligations.

Value of the Issuer's net assets as of the date of the last completed period under report preceding the date of the Offering Circular approval: *12,305,767 thousand roubles.*

Value of the net assets of the legal entity providing a guarantee securing the execution of Issuer's obligations under the Bonds as of the date of the last completed period under report preceding the date of the securities Offering Circular approval: *10 thousand roubles.*

8.6. Data on Organizations Registering Titles to Issuer's Issued Securities

Party keeping the Issuer's register of registered securities owners: *registrar.*
Registrar:
Full and abbreviated official names:
United Registration Company - Open Joint-Stock Company
URC OJSC
Location: *70, ul.Pyatnitskaya, Moscow, 113095*
Tel: *(495) 504-28-86*
E-mail: *ork@ork-reestr.ru*
License:
No. of license: *10-000-1-00314*
Date of issue: *30.03.2004*
Validity period: *without limitation of the validity period*

Authority issuing the license: *Federal Commission for the Securities Market of Russia*
Date since which the Issuer's registered securities register is kept by the said registrar: *13.12.2005*

Issuer's documentary securities with obligatory centralized care are circulating.
Depositary dealing with the centralized care:
Full official name: *National Depositary Centre Nonprofit Partnership*
Abbreviated official name: *NDC*
Location: *1/13, Sredny Kislovsky per., building 4, Moscow*
No. of license: *№ 177-03431-000100*
Date of issue: *4.12.2000*
Validity period: *permanent license*
Licensing authority: *Federal Commission for the Securities Market of Russia*

8.7. Data on Legislative Acts Regulating the Issues of Import and Export of Capital That may Influence the Payment of Dividend, Interest and Other Amounts to Non-Residents

Regulatory document	Comments
1. Federal Law of October 9, 1992 No. 3615-1 "On Currency Regulation and Currency Control" (in the version of Federal Laws No. 192-FZ of 29.12.1998, No. 128-FZ of 05.07.1999, No. 72-FZ of 31.05.2001, No. 130-FZ of 08.08.2001, No. 196-FZ of 30.12.2001, No. 187-FZ of 31.12.2002, No. 192-FZ of 31.12.2002, No. 28-FZ of 27.02.2003, No. 116-FZ of 07.07.2003 with amendments introduced by the Ruling of 04.03.1999 No. 50-O of the RF Constitution Court)	---
2. Provisions of December 21, 2000 No. 129-P of the RF Central Bank "On the Issue by the RF Central Bank Territorial Offices of Permits for Certain Currency Transactions Related to Cash Flow to Resident Legal Entities"	Securities floatation by non-residents in the RF, or by residents outside the RF
3. Instruction of July 9, 1999 No. 318 of the RF Ministry of Trade approving investments by legal entities and individuals outside the RF	Floatation of securities by RF residents outside the RF
4. Provisions of July 5, 2001 No. 142-P of the RF Central Bank "On the Procedure of Currency Transactions Related to Direct Investments in CIS Countries by Resident Legal Entities"	Floatation of securities in CIS by RF residents
5. Instructions of June 29, 1992 No. 7 of the RF Central Bank "On the Procedure of Required Sale of a Part of Hard Currency Proceeds via Authorized Banks by Corporations, Associations, and Organizations, and Transactions on the RF Domestic Currency Market" (with amendments of 18.06.1999)	Hard currency dividends received by residents
6. Instructions of October 12, 2000 No. 93-I of the RF Central Bank "On the Procedure of Opening Non-Resident Bank Accounts in the RF Currency by Authorized Banks, and Transactions via such Accounts" (with amendments of 29.11.2000)	---
7. Instructions of December 28, 2000 No. 96-I of the RF Central Bank "On Special Type C Non-Resident Accounts" (in the version of 25.02.2003)	---
8. Federal Law of 17.07.1999 No. 167-FZ "On ratification of the Agreement between the Government of the Russian Federation and the Government of the Republic of Cyprus on Avoidance of Double Taxation in Respect of Income and Equity Taxes"	---

8.8. Description of the Taxation Procedure for Income under Issuer's Securities That *have been* Floated and are to be Floated

The active law provides for the following taxation procedure for income on shares depending on the category of the share holder:

Taxation of earnings of individuals (RF tax residents, or non-residents receiving earnings from sources in the RF).

As per Article 208 of the RF Tax Code, dividends and interest received from a Russian organization, and earnings from sales of the Issuer's securities in and outside the RF are earnings subject to the individual income tax.

If a Russian organization is the source of the income gained in the form of dividend, such organization is considered the fiscal agent and establishes the amount of tax separately for each tax-payer in respect of each payment of the said income at a rate of 9 per cent according to the procedure provided for by article 275 of the RF Tax Code.

The tax amount is calculated on the basis of the total tax amount and each taxpayer's share in the total amount of the dividend. The total tax amount is defined as the product of the tax rate and the difference of the dividend amount to be distributed among the shareholders in the current tax period less the dividend amounts payable by the tax agent to a foreign organization and/or an individual non-resident of the RF in the current tax period, and the dividend amount received by the tax agent itself in the current reporting (tax) period).

Where a Russian organization as a tax agent pays dividends to an individual non-resident of the RF, a 30% tax rate is applicable to such payments as per paragraph 3 of Article 224 of the RF Tax Code.

In compliance with Article 214 of the RF Tax Code, the taxable base for each securities transaction or transaction involving futures contract financial instruments, where the basic asset is securities (futures and option stock exchange deals), shall be assessed separately. In this case, earnings received from the following transactions are included:

- ***purchase and sale of securities circulating in the organized securities market;***
- ***purchase and sale of securities that are not circulating in the organized securities market.***
- ***involving futures contract financial instruments, where the basic asset is securities;***
- ***purchase and sale of investment shares of unit investment trusts, including their retirement;***
- ***involving futures contract securities and financial instruments, where the basic asset is securities, made by the asset manager in favour of an individual founder of asset management.***

Under paragraph 3 of article 214 of the RF Tax Code, the tax base – income (loss) from operations of sale and purchase of securities – is determined as the sum total of income from the aggregate of transactions with securities of the respective category, made during the taxation period, less the total amount of losses. The income (loss) is determined as the difference between the amounts gained from the sale of securities and the expenses for acquisition, sale and storage of securities, or property deductions assumed to reduce the earnings from the securities purchase and sale transaction.

The income from a transaction of sale and purchase of securities circulating in the organized securities market is reduced by the amount of interest paid for the use of attracted monetary funds, within the amounts calculated proceeding from the effective re-financing rate of the Central Bank of the Russian Federation. The loss from such a transaction is determined taking into account the limit of securities market price fluctuation. Securities circulating in the organized securities market include securities permitted for circulation among trade organizers having a license of the federal authority dealing with the securities market regulation.

When expenses cannot be included directly in expenses for acquisition, sale and storage of particular securities, the said expenses shall be distributed in proportion to the value estimate of the securities, to which the said expenses are related. If expenses cannot be proven by documents, the tax-payer is entitled to exercise the property tax deduction provided for by paragraph 1 of sub-clause 1,

clause 1, article 220 of the RF Tax Code.

The property tax deduction, or the deduction in the amount of actually incurred expenses proven by respective documents shall be provided to the tax-payer when the tax is calculated and paid to the budget at the income payment source or upon expiry of the tax period when the tax return is submitted to the taxation authority. If there are several income payment sources, the property tax deduction shall be provided only at one income payment source at tax-payer's discretion.

When the taxation base for operations of purchase and sale of the securities is determined, it should be taken into account that the loss from operations with securities circulating in the organized securities market reduces the taxation base for operations of purchase and sale of the securities of the category. Income from operations of purchase and sale of the securities that are not circulating in the organized securities market and that, as of the moment of their acquisition, were meeting the requirements established for securities circulating in the organized securities market, may be reduced by the amount of loss from operations of purchase and sale of the securities circulating in the organized securities market.

The taxation base for transactions involving futures contract financial instruments is defined as difference of the positive and negative results obtained upon reassessment of liabilities and legal claims for the transactions executed and execution of futures contract financial instruments, allowing for compensation for the services of stock exchange intermediaries and the stock exchange in opening the positions and keeping the accounts of the individual. In such cases, the taxation base will be increased by the amount of option money received for option transactions, and reduced by the amount of premiums paid under the said transactions.

When assessing the taxation base for securities transactions made by an asset manager, the taxpayer's costs shall also include sums paid to the asset manager as compensation and reimbursement for its costs incurred in the securities transactions.

Where transactions involving different categories of securities are made during asset management, or where other kinds of earnings appear (such as dividend or interest), the taxation base will be assessed separately for each securities category and each kind of earnings. Any costs that cannot be directly classified as reduction of earnings from transactions in securities of the appropriate category or as reduction of the appropriate kind of earnings shall be distributed in proportion to the share of each kind of earnings.

The taxation base for securities purchase and sale transactions and transactions involving futures contract financial instruments shall be assessed upon expiry of the tax period (i.e. year). Calculation and payment of the tax is effected by the fiscal agent upon expiry of the tax period or when it pays money to the tax-payer before the expiry of the respective tax period. In such a case, the tax shall be paid from the share of earnings corresponding to the actual amount of the moneys paid. When payments are effected more than once in a tax period, the tax amount is calculated as a progressive total allowing for the previously paid tax amounts.

The asset manager shall be recognized as tax agent for earnings from securities transactions executed by such a manager. The taxation base for such transactions is assessed as of the tax period expiry date, or as of the date of payment of the moneys before the tax period expiry. In such a case, the tax shall be payable within one month from the tax period expiry date or from the date of payment of the moneys (or transfer of securities). Where payments are made from assets under asset management before the expiry of the asset management agreement, or before the tax period expiry, the tax will be paid from the portion of the earnings corresponding to the actual amount of moneys paid to the founder of such asset management.

If it is impossible for the income payment source to deduct the calculated amount of tax from the tax-payer, the fiscal agent shall, within a month's time from the moment such a circumstance arises, notify in writing the taxation authority in the location where it is registered on the impossibility to effect the deduction and on the amount of the tax-payers debt. The tax in this case will be paid in two installments in equal proportions, the 1st installment payable within 30 days from the date of the tax payment notice served by the tax authority, and the 2nd installment, within 30 days from the 1st installment date.

The procedure of tax assessment for earnings from securities transactions is described in paragraph 1 of Article 225 of the RF Tax Code, according to which, the tax amount shall be assessed

as a taxable basis percentage corresponding to the tax rate (30% or 9%).

Taxation of legal entities (both Russian and non-Russian organizations pursuing their business in the RF through permanent offices, and/or receiving earnings from sources in the RF).

In compliance with paragraph 1 of Article 250 of the RF Tax Code, earnings from interests in other organizations (as dividends), and earnings received from transactions involving futures contract financial instruments shall be considered as taxable non-sale earnings. In such cases, the date of the moneys' receipt to the account (by the cash office) of the taxpayer shall be considered as the date of earnings receipt.

In compliance with paragraph 1 of Article 265 of the RF Tax Code, costs in the form of interest on debentures of any kind (including that on securities and other liabilities issued by the taxpayer), expenses of management of its own securities issue, servicing of its own securities, information supplied to the shareholders, and costs related to servicing of securities purchased by the taxpayer shall be considered as non-sale costs reducing the taxable base of the profit tax. The date of incurring non-sale costs related to the purchase of securities shall be the date of sale or other disposal of such securities.

The specific features of taxable base assessment for earnings received from interest in other organizations (dividends) are set forth in Article 275 of the RF Tax Code.

If a Russian organization is the source of income, such organization is considered the fiscal agent and establishes the amount of tax. In such cases, the tax amount deductible from the dividend recipient's earnings shall be assessed by the tax agent based on the total tax amount and the share of each taxpayer in the total dividend amount. The total tax amount is defined as the product of the 9% tax rate and the difference of the dividend amount to be distributed among the shareholders in the current tax period less the dividend amounts payable by the tax agent to foreign organizations and/or an individual non-resident of the RF in the current tax period, and the dividend amount received by the tax agent itself in the current tax period. When the difference is negative, no tax payment obligation occurs, and no compensation is made from the budget.

Where a Russian organization as a tax agent pays dividends to a non-Russian organization and/or an individual non-resident of the RF, the taxation base of the dividend recipient taxpayer shall be defined as the sum of dividends paid, with the rate of 15% or 30%, respectively, applicable thereto.

The specific details of taxation base assessment for securities transactions are set forth in Article 280 of the RF Tax Code.

The taxpayer's earnings from transactions of sale or other disposal of securities (retirement included) are assessed based on the price of sale or other disposal of the securities, and the sum of accumulated interest (coupon) income paid by the buyer to the taxpayer, and the sum of interest (coupon) income paid by the Issuer (maker) to the taxpayer. In this case, the income does not include the amounts of interest (coupon) income previously considered in the taxation.

Expenses related to the sale/other withdrawal of securities are determined proceeding from the securities acquisition price, sale costs, and the amount of the accrued interest (coupon) yield, paid by the tax-payer to the securities seller. In this case, the income does not include the amounts of interest (coupon) income previously considered in the taxation.

The actual price of sale or other disposal of the securities within the interval between the maximum and minimum price of transactions with the said securities registered by the trade administrator on the securities market as of the date of execution of the appropriate transaction, shall be deemed the market price for the taxation purposes. Where any securities traded on the securities market are sold below the minimum price on an established securities market, the minimum transaction price on an established securities market shall be assumed in the assessment of the financial result.

In respect of securities not traded on an established securities market, the actual price of sale or other disposal of the securities shall be assumed for taxation purposes, subject to meeting at least one of the following conditions:

1. *if the actual price of the respective transaction is within the price interval for a similar security registered by the trade administrator on the securities market as of the date of*

execution of the respective transaction, if the trading in these securities was held by the trade administrator at least once in the last 12 months;

2. *if the deviation of the actual price of the respective transaction is within 20% up or down from the weighted average price of similar securities calculated by the trade administrator according to the rules set by him, based on the trade results as of the date of execution of such transaction, or as of the date of the nearest trading completed before the day of execution of the respective transaction, if the trading in these securities was held by the trade administrator at least once in the last 12 months;*

The taxation base for securities transactions shall be assessed by the taxpayer separately. The taxation base for operations with securities circulating in the organized securities market is determined separately from the taxation base for operations with securities that are not circulating in the organized securities market.

In case of sales or other disposal of securities, the taxpayer shall, independently and in accordance with the accounting policy adopted for taxation purposes, select one of the following methods of writing off the cost of the disposed-of securities to expenses:

1. *according to the cost of the earliest acquisitions;*
2. *according to the cost of the latest acquisitions;*
3. *according to the cost of a unit.*

Taxpayers having losses from securities transactions in the preceding tax period(s) may reduce the taxation base obtained in securities transactions in the reporting (tax) period. In this case, losses from transactions in securities not traded on an established securities market, which were incurred in the preceding tax period, may be used to reduce the taxation base from transactions in such securities, such base having been assessed in the reporting (tax) period. Losses from transactions in securities traded on an established securities market, which were incurred in the preceding tax period, may be used to reduce the taxable base from transactions of sale of this category of securities.

Income gained from operations with securities circulating in the organized securities market may not be lessened by expenses or losses from operations with securities that are not circulating in the organized securities market. Income gained from operations with securities that are not circulating in the organized securities market may not be lessened by expenses or losses from operations with securities circulating in the organized securities market.

As per Article 286 of the RF Tax Code, the tax is defined as the percentage of the taxation base corresponding to the tax rate. The tax amount for the tax period results shall be named by the taxpayer independently.

Based on the results of each reporting (tax) period, tax-payers calculate the amount of advance payment, proceeding from the tax rate and the taxable profit calculated as progressive total from the start of the taxation period till the end of the reporting (taxation) period. During the reporting period, taxpayers shall calculate the amount of the monthly advance payment.

If the taxpayer is a foreign organization receiving earnings from sources in the RF not related to a permanent office in the RF, the responsibility of assessing the tax amount, deducting such amount from the taxpayer's earnings and transferring the tax to the budget shall rest with the Russian organization paying the said earnings to the taxpayer. The tax agent assesses the tax amount for each payment (transfer) of moneys or other receipt of earnings. If the source of the taxpayer's earnings in the form of dividend is a Russian organization, the responsibility of deducting the tax from the taxpayer's earnings and transferring it to the budget shall rest with such source of earnings. Furthermore, the tax advance payments shall be deducted from the taxpayer's earnings at each payment of such earnings. For earnings paid to taxpayers in the form of dividend, the tax deducted at the payment of such earnings shall be transferred to the budget by the tax agent effecting the payment within 10 days from such payment.

The tax on earnings received from securities transactions shall be paid upon expiry of the tax period within the time set for submitting tax returns for the respective tax period (not later than the 28th of March of the year following the expired tax period). Advance payments based on the results of the reporting period shall be paid within the time set for submitting tax returns for the respective period under report (within 28 days from the day of expiry of the respective tax period).

Monthly advance payments payable within the reporting period shall be paid no later than on the 28th day of each month of such a reporting period. Taxpayers calculating their monthly advance payments on the basis of actually received earnings shall pay such advance payments no later than on the 28th day of the month following the month, by the results of which the tax is calculated.

8.9. Data on Stated (Accrued) and Paid Dividend under Issuer's Shares, and on Income Yielded by Issuer's Bonds

Data on stated (accrued) and paid dividend under Issuer's shares:

	2000	2001	2002	2003	2004
Stock category			Common		
Amount of stated (accrued) dividend per share, roubles	0.119	0.077	0.064	0.083	0.248
Amount of stated (accrued) dividend in the aggregate for all shares, roubles	56,293 779.55*	36,425 386.37	47,098 702.21	61081145.18**	218499279.15**
name of the Issuer's management body taking the decision on (stating) payment of dividend	Annual general meeting of the shareholders	Annual general meeting of the shareholders	Annual general meeting of the shareholders	Annual general meeting of the shareholders	Annual general meeting of the shareholders
date of holding the meeting taking the decision on payment (stating) of dividend	25/05/2001	25/06/2002	23/06/2003	30/06/2004	27/06/2005
date of holding and No. of the minutes of the meeting taking the decision on payment (stating) of dividend	Minutes No. 1 of 25/05/2001	Minutes No. 01-02 of 25/06/2002	Minutes No. 02-03 of 07/07/2003	Minutes No. 02-04 of 30/06/2004	Minutes No. 01-05 of 04/07/2005
time fixed for payment of the stated dividend	The approved dividend payment date is from September 1. 2001	Dividend is paid from 15/08/2002 till 31/12/2002	Dividend is paid from 15/08/2003 till 31/12/2003	Dividend is paid from 15/08/2004 till 31/12/2004	Dividend shall be paid from 15/08/2005 till 15/12/2005

form and other conditions of payment of the stated dividend	*Monetary form*	*Monetary form*	*Monetary form*	*Monetary form*	*Monetary form*
Period under report (year, quarter), for which the stated dividend is (was) paid:	*2000*	*2001*	*2002*	*2003*	*2004*
total amount of dividend paid under all shares, roubles	*-*****	*-*****	*46,940,051*	*60,540,095*	*218,359,788*
Category, type of stock	***Preferred type A***				
Amount of stated (accrued) dividend per share, roubles	*0.257*	*0.248*	*0.140*	*0.357*	*0.469*
Amount of stated (accrued) dividend in the aggregate for all shares, roubles	*29,411,299.10**	*28,381,331.04*	*28,283,190.32*	*72,122,144.44***	*117,423,234.81***
name of the Issuer's management body taking the decision on (stating) payment of dividend	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*	*Annual general meeting of the shareholders*
date of holding the meeting taking the decision on payment (stating) of dividend	*09/06/2000*	*25/06/2002*	*23/06/2003*	*30/06/2004*	*27/06/2005*
date of holding and No. of the minutes of the meeting taking the decision on payment (stating) of dividend	*Minutes No. 1 of 09/06/2000*	*Minutes No. 01-02 of 25/06/2002*	*Minutes No. 02-03 of 07/07/2003*	*Minutes No. 02-04 of 30/06/2004*	*Minutes No. 01-05 of 04/07/2005*

time fixed for payment of the stated dividend	*The approved dividend payment date is from September 1. 2001*	*Dividend is paid from 15/08/2002 till 31/12/2002*	*Dividend is paid from 15/08/2003 till 31/12/2003*	*Dividend is paid from 15/08/2004 till 31/12/2004*	*Dividend is paid from 15/08/2005 till 15/12/2005*
form and other conditions of payment of the stated dividend	*Monetary form*	*Monetary form*	*Monetary form*	*Monetary form*	*Monetary form*
Period under report (year, quarter), for which the stated dividend is (was) paid:	*2000*	*2001*	*2002*	*2003*	*2004*
total amount of dividend paid under all shares, roubles	*-*****	*-*****	*27,762,240*	*71,381,799*	*117,011,374*

**** The calculation was made as follows:***

- the amount of dividend calculated per shareholder was determined separately for each type and category of shares by multiplying the dividend per share by the number of shares owned by the shareholder;

- the amount of dividend calculated for each type and category of shares (in respect of each shareholder) containing fractions of a kopeck was rounded according to the rules of mathematics to the whole kopeck.

*****The amount of calculated dividend is determined as per the dividend calculation procedure adopted by the Issuer as stated in the "Provisions on Dividend Payment" approved by the decision of the Board of Directors (Minutes No. 34-02 (05) of August 30, 2002).***

**** The calculation is made as follows:***

- the amount of dividend calculated per shareholder is determined separately for each type and category of shares by multiplying the dividend per share by the number of shares owned by the shareholder;

- the amount of dividend calculated for each type and category of shares containing fractions of a kopeck is rounded according to the rules of mathematics to the whole kopeck.

******The Issuer did not keep record of dividend payments for 2000 and 2001 as itemized into dividends on common and preferred stock, and as itemized by the specified years (see the table below)***

	2000	*2001*
Total amount of dividend paid under common and preferred stock, roubles	139,306,164.99	

Reasons of incomplete payment of declared dividend:

The payment of declared dividend for 2000-2004 was incomplete due to the fact that the Issuer's register of shareholders contained obsolete data as regards the bank data and addresses of certain shareholders.

Data on yield paid under the Issuer's Bonds:
Type of securities: ***bonds***
Series: ***01***
Type: ***interest-bearing***
Form of securities: ***documentary, payable to bearer***

Data on registration of the issue by the state:
State registration No.: ***4-01-00119-A***
Date of registration: ***6.03.2002***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Data on state registration of the report on the results of the issue:
Date of registration: ***15.05.2002***
Authority of state registration: Federal Commission for the Securities Market of Russia

Number of issued securities: ***300,000***
Face value of one of the securities of the issue (roubles): ***1,000***
Total volume of the issue at the face value (roubles): ***300,000,000***

Current state of the issue: ***the bonds of the issue have been retired***
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***300,000***

Type of income paid under the bonds of the issue: ***interest (coupon)***
Amount of income to be paid under the bonds of the issue in terms of money per bond (roubles):
On the first coupon: ***49.32***
On the second coupon: ***47.37***
On the third coupon: ***90.25***
On the fourth coupon: ***79.78***
On the fifth coupon: ***80.22***

Time fixed for payment of income under the bonds of the issue: ***during 1 day***
Form and other conditions of payment of the income under the bonds of the issue: ***monetary***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.04.02 till 10.07.02 (first coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***14,958,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 11.07.02 till 09.10.02 (second coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***14,211,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.10.02 till 10.04.03 (third coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***27,075,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.04.03 till 10.10.03 (fourth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***23,934,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 10.10.03 till 09.04.04 (fifth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***24,066,000***

Type of income paid under the bonds: ***face value***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***09.04.04***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***300,000,000***

Other data on the yield paid under the bonds of the issue indicated by the Issuer at his own discretion: ***all obligations under the bonds of the issue have been fulfilled***

Type of securities: ***bonds***
Series: ***02***
Type: ***interest-bearing***
Form of securities: ***documentary, payable to bearer***
(series 02 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care)

Data on registration of the issue by the state:
State registration No.: ***4-02-00119-A***
Date of registration: ***8.07.2003***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Data on state registration of the report on the results of the issue:
Date of registration: ***14.11.2003***
Authority of state registration: ***Federal Commission for the Securities Market of Russia***

Number of issued securities: ***1,500,000***
Face value of one of the securities of the issue (roubles): ***1,000***
Total volume of the issue at the face value (roubles): ***1,500,000,000***

Current state of the issue: ***floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***1,500,000***

Type of income paid under the bonds of the issue: ***interest (coupon)***
Amount of income to be paid under the bonds of the issue in terms of money per bond (roubles):
On the first coupon: ***35.4***
On the second coupon: ***35.4***
On the third coupon: ***35.4***
On the fourth coupon: ***35.4***
On the fifth coupon: ***32.91***
On the sixth coupon: ***32.91***
On the seventh coupon: ***32.91***
On the eighth coupon: ***32.91***
On the ninth coupon: ***18.7***

Time fixed for payment of income under the bonds of the issue: ***during 1 day***
Form and other conditions of payment of the income under the bonds of the issue: ***monetary***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 08.03.02 till 08.01.04 (first coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53,100,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 08.01.04 till 07.04.04 (second coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53,100,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 07.04.04 till 07.07.04 (third coupon period)***

Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53,100,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 07.07.04 till 06.10.04 (fourth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***53,100,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 06.10.04 till 05.01.05 (due to falling on days off – shall be paid on 11.01.05) (fifth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***49,365,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 05.01.05 till 06.04.05 (sixth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***49,365,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 06.04.05 till 06.07.05 (seventh coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***49,365,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 06.07.05 till 05.10.05 (eighth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***49,365,000***

Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 05.10.05 till 04.01.06 (ninth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***28,050,000***

Type of securities: ***bonds***
Series: ***03***
Type: ***interest-bearing***
Form of securities: ***documentary, payable to bearer***
(series 03 documentary non-convertible interest-bearing bonds payable to bearer, with obligatory centralized care)

Data on registration of the issue by the state:
State registration No.: ***4-03-00119-A***
Date of registration: ***28.12.2004***
Authority of state registration: ***Federal Service for Financial Markets of Russia (FSFR of Russia)***

Data on state registration of the report on the results of the issue:
Date of registration: ***29.03.2005***
Authority of state registration: ***Federal Service for Financial Markets of Russia (FSFR of Russia)***

Number of issued securities: ***3,000,000***
Face value of one of the securities of the issue (roubles): ***1,000***
Total volume of the issue at the face value (roubles): ***3,000,000,000***

Current state of the issue: ***floatation is over***
Number of actually floated securities in compliance with the registered report on the results of the issue (pcs.): ***3,000 000***

Type of income paid under the bonds of the issue: ***interest (coupon)***
Amount of income to be paid under the bonds of the issue in terms of money per bond (roubles):
On the first coupon: ***23.06***
On the second coupon: ***23.06***
On the third coupon: ***23.06***
On the fourth coupon: ***23.06***

Time fixed for payment of income under the bonds of the issue: ***during 1 day***
Form and other conditions of payment of the income under the bonds of the issue: ***monetary***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 03.03.05 till 02.06.05 (first coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***69,180,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 02.06.05 till 01.09.05 (second coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***69,180,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 01.09.05 till 01.12.05 (third coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***69,180,000***
Period under report (year, quarter), for which the income under the bonds of the issue was paid (is paid): ***from 01.12.05 till 02.03.06 (fourth coupon period)***
Total amount of income paid under all bonds of the issue for each period under report, for which such income was paid (roubles): ***69,180,000***

8.10. Other Data

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